


# MDU Resources Group, Inc.






2010 Annual Report

Form 10-K

Proxy Statement



Building a Strong America®

Regulated

E&P

Construction

**Company Description** | **Highlights**

## Electric and Natural Gas Utilities



Montana-Dakota Utilities Co. generates, transmits and distributes electricity and distributes natural gas in Montana, North Dakota, South Dakota and Wyoming. Cascade Natural Gas Corp. distributes natural gas in Oregon and Washington. Intermountain Gas Co. distributes natural gas in Idaho. Great Plains Natural Gas Co. distributes natural gas in western Minnesota and southeastern North Dakota. These operations also supply related value-added products and services.

- *Opened new customer service center in Meridian, Idaho, which consolidated five locations.*
- *Relocated Cascade Natural Gas headquarters to Kennewick, Wash.*
- *Added 55 megawatts of electric generation, including 30 MW of additional wind generation.*
- *Operations began at Billings, Mont., city landfill methane project.*

## Pipeline and Energy Services



The pipeline and energy services segment provides natural gas transportation, underground storage and gathering services through regulated and nonregulated pipeline systems primarily in the Rocky Mountain and northern Great Plains regions of the United States. It also provides cathodic protection and other energy-related services.

- *Underground natural gas storage reached record level in 2010.*
- *Extensive natural gas pipeline system in the Bakken production area is capable of receiving natural gas from 11 receipt points.*
- *Successful open season held to expand storage capacity in 2011 from the Baker storage field.*

## Natural Gas and Oil Production



Fidelity Exploration & Production Co. is engaged in natural gas and oil acquisition, exploration, development and production activities in the Rocky Mountain and Mid-Continent regions of the United States and in and around the Gulf of Mexico.

- *Acquired producing natural gas properties in the Green River Basin.*
- *Increased oil production 5 percent compared to 2009.*
- *Acquired 50,000 net acres in the Bakken area of Stark County, North Dakota; drilled three exploratory wells with promising results from the first well.*
- *Acquired 65,000 net leasehold acres in the emerging Niobrara oil shale play.*

## Construction Materials and Contracting


KNIFE RIVER

Knife River Corp. mines aggregates and markets crushed stone, sand, gravel and related construction materials, including ready-mix concrete, cement, asphalt, liquid asphalt and other value-added products. It also performs integrated contracting services. Knife River operates in the central, southern and western United States and Alaska and Hawaii.

- *Significantly lowered cost structure; selling, general and administrative expenses down 38 percent since 2006, its peak earnings year.*
- *Asphalt and asphalt oil business strong; three-fourths of stimulus funding in states of operation was directed at asphalt-related work.*
- *Contributed to numerous wind electric generation projects, including delivering more than 35,000 cubic yards of concrete and more than 100,000 tons of aggregate to three projects in North Dakota and Minnesota.*

## Construction Services



The construction services segment specializes in constructing and maintaining electric and communication lines, gas pipelines, fire suppression systems, and external lighting and traffic signalization equipment. This segment also provides utility excavation services and inside electrical wiring, cabling and mechanical services, sells and distributes electrical materials, and manufactures and distributes specialty equipment.

- *Backlog of work comparable to year-end 2009.*
- *Grew solar installation business.*
- *Continued to focus on managing costs; reduced selling, general and administrative expenses 31 percent since 2008, its peak earnings year.*

*Notes:*
- *The Other category contributed 7 percent of corporate earnings with revenues of $7.7 million and earnings of $17.7 million.*
- *Consolidated revenues reflect intersegment eliminations of $200.7 million.*

## Key Statistics

## A Look Ahead

## Territory

Regulated

| Key Statistics | |
|---|---|
| Revenues (millions) | |
| Electric | $211.6 |
| Natural gas | $892.7 |
| Earnings (millions) | |
| Electric | $28.9 |
| Natural gas | $37.0 |
| Electric sales (million kWh) | |
| Retail | 2,785.7 |
| Sales for resale | 58.3 |
| Natural gas distribution (MMdk) | |
| Sales | 95.5 |
| Transportation | 135.8 |
| Corporate earnings contribution | |
| Electric | 12% |
| Natural gas | 15% |

- *Build $20 million high-voltage power line to serve new wind electric generation development in southeastern North Dakota.*
- *Continue integrating utilities to produce efficiencies and improve customer service.*
- *Complete construction of utility's largest electric substation; $8.2 million project expected to finish in late 2011 will improve reliability and capacity of transmission system in Bismarck, N.D., area.*
- *Meet growing energy demand from increased oil and natural gas activity in western North Dakota.*

Electric and natural gas utility areas
Electric generating stations
States of operations

| Key Statistics | |
|---|---|
| Revenues (millions) | $329.8 |
| Earnings (millions) | $23.2 |
| Pipeline (MMdk) | |
| Transportation | 140.5 |
| Gathering | 77.2 |
| Corporate earnings contribution | 10% |

- *Pursue further expansion of firm capacity from the Baker storage field, the largest natural gas storage field in North America.*
- *Construct 12-mile pipeline to move natural gas from a Bakken processing facility.*
- *Pursue expansion of existing pipeline system to provide additional natural gas takeaway from Bakken area.*

Pipeline gathering systems
Company storage fields
States of operations
Pipeline systems
Interconnecting pipelines

| Key Statistics | |
|---|---|
| Revenues (millions) | $434.4 |
| Earnings (millions) | $85.6 |
| Production | |
| Natural gas (Bcf) | 50.4 |
| Oil (million barrels) | 3.3 |
| Proved reserves | |
| Natural gas (Bcf) | 448.4 |
| Oil (million barrels) | 32.9 |
| Corporate earnings contribution | 36% |

- *Expect to invest approximately $306 million in 2011.*
- *Begin drilling Niobrara acreage.*
- *Continue developing Bakken acreage, adding a second drilling rig in second quarter 2011.*
- *Pursue additional exploratory and reserve acquisitions.*


MT
ND
WY
UT
CO
NM
TX
LA
AL
Areas of production and reserves
States of operations

| Key Statistics | |
|---|---|
| Revenues (millions) | $1,445.1 |
| Earnings (millions) | $29.6 |
| Sales (millions) | |
| Aggregates (tons) | 23.3 |
| Asphalt (tons) | 6.3 |
| Ready-mix concrete (cubic yards) | 2.8 |
| Aggregate reserves (billion tons) | 1.1 |
| Corporate earnings contribution | 12% |

- *Continue work on a six-year contract to remove gold mine tailings in Montana.*
- *Pursue significant potential projects, including work on the Port of Long Beach in California and the light rail to be built in Hawaii.*
- *Expand liquid asphalt business with a fifth terminal, which is being added in Wyoming.*


ND
MN
SD
NE
CO
MO
HI
Construction materials locations
States of operations

| Key Statistics | |
|---|---|
| Revenues (millions) | $789.1 |
| Earnings (millions) | $18.0 |
| Corporate earnings contribution | 8% |

- *Begin construction on a 50-mile, 345-kilovolt transmission line in Kansas; pursue additional high-voltage transmission project opportunities.*
- *Pursue projects that involve upgrading and replacing the country's aging electric infrastructure, water and wastewater facilities and refineries.*
- *Grow fire protection business, including maintenance and inspection services, especially with large property owners in Las Vegas.*


DE
MD
HI
Construction services offices
Authorized states of operations

# MDU Resources Group, Inc.



Natural Gas and Oil Production
Pipeline and Energy Services
Electric Utility
Natural Gas Utility
Construction Services Offices
Construction Services Authorized States of Operations
Construction Materials and Contracting


MDU Resources provides value-added natural resource products and related services that are essential to energy and transportation infrastructure, including regulated businesses, an exploration and production company and construction companies. MDU Resources includes regulated electric and natural gas utilities and regulated natural gas pipelines and energy services, natural gas and oil production, construction materials and contracting, and construction services.

Regulated


E&P

Construction

# Highlights

| Years Ended December 31, | 2010 | 2009 | Increase/Decrease Amount | Increase/Decrease Percent |
|---|---|---|---|---|
| | | *(In millions, where applicable)* | | |
| Operating revenues | **$ 3,909.7** | $4,176.5 | $ (266.8) | (6) |
| Operating income (loss) | **$ 410.7** | $ (153.1) | $ 563.8 | 368 |
| Earnings (loss) on common stock | **$ 240.0** | $ (124.0) | $ 364.0 | 294 |
| Earnings (loss) per common share – basic | **$ 1.28** | $ (.67) | $ 1.95 | 291 |
| Earnings (loss) per common share – diluted | **$ 1.27** | $ (.67) | $ 1.94 | 290 |
| Dividends per common share | **$ .6350** | $ .6225 | $ .0125 | 2 |
| Weighted average common shares outstanding – diluted | **188.2** | 185.2 | 3.0 | 2 |
| Total assets | **$ 6,303.5** | $5,991.0 | $ 312.5 | 5 |
| Total equity | **$ 2,692.8** | $2,571.6 | $ 121.2 | 5 |
| Total debt | **$ 1,526.8** | $1,509.6 | $ 17.2 | 1 |
| Capitalization ratios: | | | | |
| Common equity | **64%** | 63% | | |
| Total debt | **36** | 37 | | |
| | **100%** | 100% | | |
| Return on average common equity | **9.1%** | (4.9)% | | |
| Price/earnings ratio | **16.0x** | N/A | | |
| Book value per common share | **$ 14.22** | $ 13.61 | | |
| Market value as a percent of book value | **142.5%** | 173.4% | | |
| Employees | **7,895** | 8,081 | | |

Note: The above information reflects an after-tax noncash write-down of natural gas and oil properties of $384.4 million in 2009.

**Forward-looking statements:** This Annual Report contains forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in Part I, Forward-Looking Statements and Item 1A — Risk Factors of the company's 2010 Form 10-K. Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words anticipates, estimates, expects, intends, plans, predicts and similar expressions.

**Total Shareholder Returns**
(as of December 31, 2010)


-11%
-7%
1%
6%
13%
1 YR
3 YR
5 YR
10 YR
20 YR

**Dividends**
(per common share)

We have paid dividends uninterrupted for 73 years.


$.52
$.56
$.60
$.62
$.64
2006
2007
2008
2009
2010

**Capitalization Ratios**

A disciplined strategy for debt management has kept our balance sheet strong.


37%
34%
39%
37%
36%
63%
66%
61%
63%
64%
Debt
Equity
2006
2007
2008
2009
2010


Regulated
E&P
Construction

# Report to Stockholders

The company's business and financial strategies helped steer us profitably through a very difficult economy in 2010.

Our regulated utility and pipeline businesses, along with our oil and natural gas production business, demonstrated the strength of our diversification strategy. Their strong performance helped offset some — though not nearly enough — of the recession's impact on our construction businesses.

Our financial discipline also has been successful. Throughout the recession we have maintained strong operating cash flows, a healthy balance sheet, good liquidity and access to capital. All of this adds up to stability for our operations and the financial flexibility to take advantage of growth opportunities. This enabled us to make a number of major investments in 2010, and we have identified additional potential investments that we expect will drive future growth.

Earnings in 2010 were $240 million, or $1.27 per share, compared to a loss of $124 million, or 67 cents per share in 2009. The loss reflected a non-cash ceiling test charge related to low natural gas and oil prices. Excluding that charge, 2009 adjusted earnings were $260.4 million, or $1.40 per share.

In November, we increased the company's common stock dividend for the 20th consecutive year. We are very proud of that track record, which has been achieved by only a small number of companies, and of the fact that we have paid dividends for 73 consecutive years.

## Utility business has strong year

For results to be sustainable, our strategies must benefit both customers and stockholders, and our regulated utility business continues to deliver. The utility had an outstanding year and increased year-over-year earnings by about 20 percent.

This business, which now serves approximately 964,000 natural gas and electric customers in eight states, continued integrating the operations of its four utilities in 2010. The resulting efficiencies have reduced our costs and improved services for customers. This includes a new, centralized customer service center that consolidates work previously spread among five locations. We also relocated the general offices of Cascade Natural Gas from downtown Seattle to part of the utility's service territory in Kennewick, Washington.

Montana-Dakota Utilities added 55 megawatts (MW) of electricity generation. This includes 30 MW of wind generation — an additional 10.5 MW at its Diamond Willow facility in Montana, and the 19.5-MW Cedar Hills facility about 20 miles away in southwest North Dakota. To ensure an economical electricity supply for Wyoming customers, the utility replaced a purchased power contract with a 25 percent ownership in the Wygen III power plant that began operating last April. The utility is evaluating additional generation options to meet future load requirements.

The Wyoming Public Service Commission approved a $2.7 million electric rate increase, effective last May, that was related primarily to Wygen III's costs. Electric rate cases are under way in North Dakota and Montana to recover investments in infrastructure upgrades and other costs.

A methane gas recovery facility at the landfill in Billings, Montana, was placed into service and is providing enough gas for the utility's natural gas system to serve about 4,000 homes annually. The project also solves a potential environmental issue for Billings, while providing the city with a revenue source.

Montana-Dakota Utilities and its partners in the Big Stone generating plant are planning to move forward with installation of air quality control equipment required by the Environmental Protection Agency. The utility's share of the capital costs could exceed $100 million. Without the upgrade, Big Stone would be forced to cease operations. The plant provides approximately 20 percent of Montana-Dakota's capacity requirements. The utility currently believes continued operation is the most cost-effective option for customers, but is continuing to review alternatives.

Montana-Dakota expects to begin construction this year of a 30-mile, high-voltage power line in southeast North Dakota. The line would transport electricity to the electric grid from a 150-MW wind project being developed by another utility. Construction and ongoing operating costs would be paid by the interconnecting generator.

## Pipeline, storage growth planned

Our pipeline and energy services business also had a good year. The business is benefiting from its location in the Bakken region, which is one of the most active oil fields in the U.S. and has moved North Dakota to No. 4 among oil-producing states. Although this is an oil play, the quantity of natural gas associated with the wells is greater than the current capacity for processing and transportation.

Williston Basin owns and operates an extensive natural gas transmission pipeline system in the Bakken production area, and transports approximately 90 million cubic feet (MMcf) per day of natural gas from 11 Bakken production area receipt points. Williston Basin plans to expand its capacity in the area by about 30 percent, or 27 MMcf per day, by increasing the capabilities of an existing compressor station in 2011.

Construction of 12 miles of high-pressure transmission pipeline, to provide takeaway capacity for a new natural gas processing facility in northwestern North Dakota, also is planned for 2011.

Natural gas storage reached record levels in 2010. To serve increasing demand, Williston Basin is expanding the deliverability capacity of its Baker storage field, which is the largest single natural gas storage reservoir in North America. The expansion ultimately will add 125 MMcf per day of firm deliverability. The first phase, accounting for about 30 percent of the additional capacity, is expected to be completed late this year.

The pipeline and energy services business is continuing to seek opportunities to expand its gathering and producer-related services in both its current areas of operation and new areas such as Wyoming's Niobrara region, where exploration and development are in very early stages.

## Oil production increasing

The Bakken also is proving to be very profitable for our production business, Fidelity Exploration & Production. Our Bakken oil production increased 39 percent in 2010, and it has become Fidelity's largest oil-producing field and most significant cash flow contributor.

The bulk of this production is in Mountrail County, where Fidelity owns 16,000 net acres. Production from both operated and non-operated wells averaged 3,700 barrels per day at the end of 2010. Fidelity will continue developing this acreage in 2011 with additional drilling and participation in non-operated wells.

Last year Fidelity acquired approximately 50,000 net acres in Stark County, about 100 miles south and west of its Mountrail County production. The acreage has about 75 potential drilling sites, based on 640-acre spacing. Fidelity plans to add a second drilling rig in the Bakken areas in the second quarter of this year.

Fidelity also established a significant foothold in the emerging Niobrara oil shale play in Wyoming last year with the acquisition of approximately 88,000 net acres. When leasehold costs increased in the play, Fidelity sold a 25 percent working interest in the acreage to a well-capitalized partner to help reduce its overall portfolio risk. Fidelity expects to drill two exploratory wells on its remaining 65,000 net acres later this year and, if successful, will begin a drilling program.

Total oil production increased 5 percent last year. We will continue to balance our production mix in 2011 because of favorable oil prices and prolonged weak prices for natural gas. This includes seeking additional investments in the Bakken, Niobrara and other oil-producing areas of the U.S.

Fidelity also is in a strong position to benefit when natural gas prices improve, which we are confident will happen as the nation's electric utilities turn to natural gas to reduce carbon emissions from their generating plants. Natural gas represents 69 percent of Fidelity's 646 billion cubic feet equivalent (Bcfe) of proved reserves. Last year, Fidelity acquired natural gas properties in the Green River Basin in southwestern Wyoming, which included more than 60 Bcfe of proved reserves. We will continue to look for opportunities to build natural gas reserves for long-term growth.

## Construction market still difficult

The economy has severely curtailed activity in the nation's construction industry, and we expect this will continue in 2011. However, both our construction materials and


Harry J. Pearce
Chairman of the Board


Terry D. Hildestad
President and
Chief Executive Officer

contracting business and our construction services business are seeing some encouraging signs that their focus on cost and performance will put them in a very strong position as the economy accelerates.

Knife River Corporation, our construction materials and contracting business, remains one of the top 10 U.S. producers of sand, gravel, aggregates and ready-mix concrete.

The business is seeing an increase in bidding opportunities for large, multi-year projects. For example, construction of a new light-rail project in Hawaii recently received the go-ahead; Knife River is in a strong position there as a cement supplier and ready-mix contractor.

Three-fourths of federal transportation stimulus funding in Knife River's states of operation has been directed at asphalt work, which is a strong part of its business. Knife River produces and sells asphalt mix and supplies liquid asphalt. It also has its own liquid asphalt division, unlike most competitors. In 2011 the business plans to add its fifth liquid asphalt terminal with a new location in Wyoming.

Our construction services business continues to concentrate on improving efficiency and reducing costs. Although its markets remain difficult, the company maintained its year-end work backlog at a level comparable to year-end 2009.

The company continued to gain recognition for its solar energy construction, and is positioning itself as a strong competitor for high-voltage transmission construction. It holds the engineering, procurement and construction contract for a 214-mile transmission line that is being built between Alberta, Canada, and Great Falls, Montana. The company also has been awarded a contract to build a 50-mile high-voltage line in Kansas this year. In addition to high-voltage transmission and substation construction, the company sees opportunities in renewable resource construction, government facilities, refinery turnaround projects and utility service work.

## Delivering on core values

Our employees deserve a great deal of credit and thanks for an outstanding job. Although it's easy for economic stress to affect everyday work, our employees have remained focused on our most important priorities — safety and integrity. Last year employees once again improved a safety record that already outpaced our peer companies.

The commitment of employees and our businesses to the communities where we live and work remains as strong as ever, and we encourage you to take a look at our efforts, which are explained in our annual Sustainability Report. You can find the report on our website at www.mdu.com.

Our website also contains reports on several subjects that we have singled out for special attention. Among these is a discussion of some of our company's work to reduce greenhouse gas emissions. This includes a commitment by our utility business — the largest greenhouse gas emitter among our businesses — to reduce its greenhouse gas emissions intensity 10 percent by 2012 compared to 2003 levels. We also have prepared extensive reports on how we are safely addressing two important issues: the coal ash that is produced by our electric generating plants and hydraulic fracturing, which is a critical process in developing the Bakken and other shale oil resources in the U.S.

We have made a number of changes over the past decade to make sure that our corporate governance practices are strong, and we added several more items in 2010. At last year's annual meeting, shareholders approved management's proposal to repeal the supermajority vote requirement. We also strengthened requirements for stock ownership by directors and executives; we believe this change will help ensure that their interests are aligned with the interests of investors. We also added safety and sustainability as items that may be used in calculation of the long-term incentive plan. Incentive compensation for some key executives, including all of our top corporate officers, already factors in safety results.

Finally, thank you for your continued investment in our company. We expect 2011 will be every bit as challenging as last year. But as we confront those challenges, we expect to identify opportunities to grow our company. We are optimistic that as the economy recovers, each of our businesses will be in a strong position to contribute to a very bright future for MDU Resources.

Harry J. Pearce
Chairman of the Board

Terry D. Hildestad
President and Chief Executive Officer

February 23, 2011

Regulated


E&P

Construction

# Board of Directors



**Harry J. Pearce**
68 (14)
**Detroit, Michigan**

Chairman of
MDU Resources
Board of Directors

Retired, formerly chairman of Hughes Electronics Corp., a unit of General Motors Corp., and former vice chairman and director of GM; a director of several major corporations

**Expertise:** Multinational business management, finance, engineering and law



**Terry D. Hildestad**
61 (5)
**Bismarck, North Dakota**

President and
Chief Executive Officer

Formerly chief operating officer of MDU Resources and formerly president and chief executive officer of Knife River Corp.



**Thomas Everist**
61 (16)
**Sioux Falls, South Dakota**

President and chairman of The Everist Co., a construction materials company; a director of several corporations

**Expertise:** Business management, construction and sand, gravel and aggregate production



**Karen B. Fagg**
57 (6)
**Billings, Montana**

Vice president of DOWL HKM, formerly president and majority owner of HKM Engineering Inc. and vice president of operations for Mountain States Energy Inc.; on the board of several organizations

**Expertise:** Engineering and business management



**A. Bart Holaday**
68 (3)
**Placitas, New Mexico, and Grand Forks, North Dakota**

Retired, formerly managing director of Private Markets Group of UBS Asset Management; on the boards of several organizations

**Expertise:** Natural gas and oil industry, business development, finance and law



**Dennis W. Johnson**
61 (10)
**Dickinson, North Dakota**

Chairman and chief executive officer of TMI Systems Design Corp., a custom institutional furniture manufacturer; a former director of Federal Reserve Bank of Minneapolis

**Expertise:** Business management, engineering and finance



**Thomas C. Knudson**
64 (3)
**Houston, Texas**

President of Tom Knudson Interests LLC, providing consulting services in energy, sustainable development and leadership; former senior vice president of human resources, information management and communications of ConocoPhillips

**Expertise:** Natural gas and oil industry, sustainable development and engineering



**Richard H. Lewis**
61 (6)
**Denver, Colorado**

Founder and former chairman, president and chief executive officer of Prima Energy Corp., a natural gas and oil exploration and production company, and chairman of Entre Pure Industries Inc., a privately held purified water and ice business; a board member of Colorado Oil and Gas Association and a director of Colorado State Bank and Trust

**Expertise:** Natural gas and oil industry



**Patricia L. Moss**
57 (8)
**Bend, Oregon**

President, chief executive officer and a director of Cascade Bancorp and Bank of the Cascades; a director of several corporations

**Expertise:** Finance and human resources



**John K. Wilson**
56 (8)
**Omaha, Nebraska**

Former president of Durham Resources, LLC, a privately held financial management company, and president of Durham Foundation; a director of a mutual fund

**Expertise:** Finance and natural gas industry

*Numbers indicate age and years of service ( ) on the MDU Resources Board of Directors as of December 31, 2010.*

**Audit Committee**
Dennis W. Johnson, Chairman
A. Bart Holaday
Richard H. Lewis
John K. Wilson

**Compensation Committee**
Thomas Everist, Chairman
Karen B. Fagg
Thomas C. Knudson
Patricia L. Moss

**Nominating and Governance Committee**
Karen B. Fagg, Chairman
A. Bart Holaday
Richard H. Lewis

## Corporate Management



**Terry D. Hildestad**
61 (37)
President and Chief Executive Officer, MDU Resources

Serves on the company's Board of Directors and as chairman of the board of all major subsidiary companies; formerly chief operating officer of MDU Resources and formerly president and chief executive officer of Knife River Corp.



**Steven L. Bietz**
52 (30)
President and Chief Executive Officer, WBI Holdings Inc.

Formerly held executive and management positions with WBI Holdings



**Mark A. Del Vecchio**
51 (8)
Vice President of Human Resources, MDU Resources

Formerly director of compensation and executive programs of MDU Resources



**David L. Goodin**
49 (28)
President and Chief Executive Officer, Montana-Dakota Utilities Co., Great Plains Natural Gas Co., Cascade Natural Gas Corp. and Intermountain Gas Co.

Formerly executive vice president of operations and acquisitions with Montana-Dakota



**John G. Harp**
58 (36)
President and Chief Executive Officer, MDU Construction Services Group Inc.

Formerly owned construction services companies that were acquired by MDU Resources



**Cynthia J. Norland**
56 (27)
Vice President of Administration, MDU Resources

Formerly associate general counsel of MDU Resources



**Paul K. Sandness**
56 (31)
General Counsel and Secretary, MDU Resources

Serves as general counsel and secretary of all major subsidiary companies; formerly senior attorney and held other positions of increasing responsibility with MDU Resources



**William E. Schneider**
62 (18)
President and Chief Executive Officer, Knife River Corp.

Serves as chief executive officer of all construction materials and contracting subsidiaries of Knife River; formerly senior vice president of construction materials of Knife River



**Doran N. Schwartz**
41 (6)
Vice President and Chief Financial Officer, MDU Resources

Serves as the senior financial officer and member of the boards of directors of all major subsidiary companies; formerly chief accounting officer of MDU Resources

### Other Corporate and Senior Company Officers

**William R. Connors,** 49 (7)
Vice President of Renewable Resources, MDU Resources

**Nicole A. Kivisto,** 37 (16)
Vice President, Controller and Chief Accounting Officer, MDU Resources

**Douglass A. Mahowald,** 61 (29)
Treasurer and Assistant Secretary, MDU Resources

**John P. Stumpf,** 51 (19)
Vice President of Strategic Planning, MDU Resources

*Numbers indicate age and years of service ( ) as of December 31, 2010.*

# Stockholder Return Comparison

**Comparison of Five-Year Total Stockholder Return** (in dollars)

$100 invested December 31, 2005, in MDU Resources was worth $105.56 at year-end 2010.



$200
150
100
50
0
'05
'06
'07
'08
'09
'10
MDU Resources
S&P 500
Peer Group


| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 |
|---|---|---|---|---|---|---|
| MDU Resources | $100.00 | $120.10 | $131.93 | $105.46 | $119.06 | $105.56 |
| S&P 500 Index | 100.00 | 115.79 | 122.16 | 76.96 | 97.33 | 111.99 |
| Peer Group | 100.00 | 126.28 | 140.59 | 105.56 | 124.81 | 146.69 |

All data is indexed to December 31, 2005, for MDU Resources, the S&P 500 and the peer group. Total stockholder return is calculated using the December 31 price for each year. It is assumed that all dividends are reinvested in stock at the frequency paid, and the returns of each component peer issuer of the group are weighted according to the issuer's stock market capitalization at the beginning of the period.

Peer group issuers are Alliant Energy Corp., Berry Petroleum Co., Black Hills Corp., Comstock Resources Inc., Dycom Industries Inc., EMCOR Group Inc., EQT Corp., Granite Construction Inc., Martin Marietta Materials Inc., National Fuel Gas Co., Northwest Natural Gas Co., NSTAR, OGE Energy Corp., ONEOK Inc., Quanta Services Inc., Questar Corp., SCANA Corp., SM Energy Co. (formerly St. Mary Land & Exploration Co.), Southwest Gas Corp., Swift Energy Co., Vectren Corp., Vulcan Materials Co. and Whiting Petroleum Corp.

During 2010, Encore Acquisition Co. was merged with another company and U.S. Concrete Inc. was delisted. As a result, both companies were removed from the peer group for the entire period shown in the performance graph.

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

# FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission file number 1-3480

# MDU RESOURCES GROUP, INC.

(Exact name of registrant as specified in its charter)

| Delaware | 41-0423660 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

1200 West Century Avenue
P.O. Box 5650
Bismarck, North Dakota 58506-5650
(Address of principal executive offices)
(Zip Code)

(701) 530-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, par value $1.00 | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act:

Preferred Stock, par value $100
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒.

State the aggregate market value of the voting common stock held by nonaffiliates of the registrant as of June 30, 2010: $3,392,049,006.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of February 15, 2011: 188,756,502 shares.

**DOCUMENTS INCORPORATED BY REFERENCE**
Portions of the registrant's 2011 Proxy Statement are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Report.

FORM 10-K

# Contents

The following abbreviations and acronyms used in this Form 10-K are defined below:

| Abbreviation or Acronym | |
|---|---|
| **AFUDC** | Allowance for funds used during construction |
| **Alusa** | Tecnica de Engenharia Electrica - Alusa |
| **Army Corps** | U.S. Army Corps of Engineers |
| **ASC** | FASB Accounting Standards Codification |
| **BART** | Best available retrofit technology |
| **Bbl** | Barrel |
| **Bcf** | Billion cubic feet |
| **Bcfe** | Billion cubic feet equivalent |
| **Big Stone Station** | 450-MW coal-fired electric generating facility near Big Stone City, South Dakota (22.7 percent ownership) |
| **Big Stone Station II** | Formerly proposed coal-fired electric generating facility near Big Stone City, South Dakota (the Company had anticipated ownership of at least 116 MW) |
| **Bitter Creek** | Bitter Creek Pipelines, LLC, an indirect wholly owned subsidiary of WBI Holdings |
| **Black Hills Power** | Black Hills Power and Light Company |
| **Brazilian Transmission Lines** | Company's equity method investment in the company owning ECTE, ENTE and ERTE (ownership interests in ENTE and ERTE and a portion of the ownership interests in ECTE were sold in the fourth quarter of 2010) |
| **Btu** | British thermal unit |
| **Cascade** | Cascade Natural Gas Corporation, an indirect wholly owned subsidiary of MDU Energy Capital |
| **CBNG** | Coalbed natural gas |
| **CELESC** | Centrais Elétricas de Santa Catarina S.A. |
| **CEM** | Colorado Energy Management, LLC, a former direct wholly owned subsidiary of Centennial Resources (sold in the third quarter of 2007) |
| **CEMIG** | Companhia Energética de Minas Gerais |
| **Centennial** | Centennial Energy Holdings, Inc., a direct wholly owned subsidiary of the Company |
| **Centennial Capital** | Centennial Holdings Capital LLC, a direct wholly owned subsidiary of Centennial |
| **Centennial Resources** | Centennial Energy Resources LLC, a direct wholly owned subsidiary of Centennial |
| **CERCLA** | Comprehensive Environmental Response, Compensation and Liability Act |
| **Clean Air Act** | Federal Clean Air Act |
| **Clean Water Act** | Federal Clean Water Act |
| **Colorado State District Court** | Colorado Thirteenth Judicial District Court, Yuma County |
| **Company** | MDU Resources Group, Inc. |
| **dk** | Decatherm |
| **Dodd-Frank Act** | Dodd-Frank Wall Street Reform and Consumer Protection Act |
| **ECTE** | Empresa Catarinense de Transmissão de Energia S.A. (10.01 percent ownership interest at December 31, 2010, 14.99 percent ownership interest sold in the fourth quarter of 2010) |
| **ENTE** | Empresa Norte de Transmissão de Energia S.A. (entire 13.3 percent ownership interest sold in the fourth quarter of 2010) |
| **EPA** | U.S. Environmental Protection Agency |
| **ERISA** | Employee Retirement Income Security Act of 1974 |
| **ERTE** | Empresa Regional de Transmissão de Energia S.A. (entire 13.3 percent ownership interest sold in the fourth quarter of 2010) |
| **ESA** | Endangered Species Act |
| **Exchange Act** | Securities Exchange Act of 1934, as amended |
| **FASB** | Financial Accounting Standards Board |
| **FERC** | Federal Energy Regulatory Commission |
| **Fidelity** | Fidelity Exploration & Production Company, a direct wholly owned subsidiary of WBI Holdings |
| **GAAP** | Accounting principles generally accepted in the United States of America |
| **GHG** | Greenhouse gas |
| **Great Plains** | Great Plains Natural Gas Co., a public utility division of the Company |
| **IBEW** | International Brotherhood of Electrical Workers |
| **ICWU** | International Chemical Workers Union |
| **Intermountain** | Intermountain Gas Company, an indirect wholly owned subsidiary of MDU Energy Capital (acquired October 1, 2008) |
| **IPUC** | Idaho Public Utilities Commission |
| **Item 8** | Financial Statements and Supplementary Data |
| **Knife River** | Knife River Corporation, a direct wholly owned subsidiary of Centennial |
| **K-Plan** | Company's 401(k) Retirement Plan |
| **kW** | Kilowatts |
| **kWh** | Kilowatt-hour |
| **LPP** | Lea Power Partners, LLC, a former indirect wholly owned subsidiary of Centennial Resources (member interests were sold in October 2006) |
| **LTM** | LTM, Inc., an indirect wholly owned subsidiary of Knife River |

FORM 10-K

| | |
|---|---|
| **LWG** | Lower Willamette Group |
| **MAPP** | Mid-Continent Area Power Pool |
| **MBbls** | Thousands of barrels |
| **MBI** | Morse Bros., Inc., an indirect wholly owned subsidiary of Knife River (changed its name to Knife River Corporation-Northwest, effective January 1, 2010) |
| **Mcf** | Thousand cubic feet |
| **MD&A** | Management's Discussion and Analysis of Financial Condition and Results of Operations |
| **Mdk** | Thousand decatherms |
| **MDU Brasil** | MDU Brasil Ltda., an indirect wholly owned subsidiary of Centennial Resources |
| **MDU Construction Services** | MDU Construction Services Group, Inc., a direct wholly owned subsidiary of Centennial |
| **MDU Energy Capital** | MDU Energy Capital, LLC, a direct wholly owned subsidiary of the Company |
| **Midwest ISO** | Midwest Independent Transmission System Operator, Inc. |
| **Mine Safety Act** | Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006 |
| **MMBtu** | Million Btu |
| **MMcf** | Million cubic feet |
| **MMcfe** | Million cubic feet equivalent – natural gas equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of oil |
| **MMdk** | Million decatherms |
| **MNPUC** | Minnesota Public Utilities Commission |
| **Montana-Dakota** | Montana-Dakota Utilities Co., a public utility division of the Company |
| **Montana District Court** | Montana Seventeenth Judicial District Court, Phillips County |
| **MPPAA** | Multiemployer Pension Plan Amendments Act of 1980 |
| **MTPSC** | Montana Public Service Commission |
| **MW** | Megawatt |
| **NDPSC** | North Dakota Public Service Commission |
| **NEPA** | National Environmental Policy Act |
| **Oil** | Includes crude oil, condensate and natural gas liquids |
| **OPUC** | Oregon Public Utilities Commission |
| **Oregon DEQ** | Oregon State Department of Environmental Quality |
| **PCBs** | Polychlorinated biphenyls |
| **PRC** | Planning resource credit – a MW of demand equivalent assigned to generators by the Midwest ISO for meeting system reliability requirements |
| **Prairielands** | Prairielands Energy Marketing, Inc., an indirect wholly owned subsidiary of WBI Holdings |
| **Proxy Statement** | Company's 2011 Proxy Statement |
| **PRP** | Potentially Responsible Party |
| **PSD** | Prevention of Significant Deterioration |
| **PUD** | Proved undeveloped |
| **RCRA** | Resource Conservation and Recovery Act |
| **ROD** | Record of Decision |
| **Ryder Scott** | Ryder Scott Company, L.P. |
| **SDPUC** | South Dakota Public Utilities Commission |
| **SEC** | U.S. Securities and Exchange Commission |
| **SEC Defined Prices** | The average price of natural gas and oil during the applicable 12-month period, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions |
| **Securities Act** | Securities Act of 1933, as amended |
| **Securities Act Industry Guide 7** | Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations |
| **Sheridan System** | A separate electric system owned by Montana-Dakota |
| **SMCRA** | Surface Mining Control and Reclamation Act |
| **SourceGas** | SourceGas Distribution LLC |
| **Stock Purchase Plan** | Company's Dividend Reinvestment and Direct Stock Purchase Plan |
| **UA** | United Association of Journeyman and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada |
| **WBI Holdings** | WBI Holdings, Inc., a direct wholly owned subsidiary of Centennial |
| **Westmoreland** | Westmoreland Coal Company |
| **Williston Basin** | Williston Basin Interstate Pipeline Company, an indirect wholly owned subsidiary of WBI Holdings |
| **WUTC** | Washington Utilities and Transportation Commission |
| **Wygen III** | 100-MW coal-fired electric generating facility near Gillette, Wyoming (25 percent ownership) |
| **WYPSC** | Wyoming Public Service Commission |

## Forward-Looking Statements

This Form 10-K contains forward-looking statements within the meaning of Section 21E of the Exchange Act. Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words "anticipates," "estimates," "expects," "intends," "plans," "predicts" and similar expressions, and include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and other statements that are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature, including statements contained within Item 7 – MD&A – Prospective Information.

Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Nonetheless, the Company's expectations, beliefs or projections may not be achieved or accomplished.

Any forward-looking statement contained in this document speaks only as of the date on which the statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of the factors, nor can it assess the effect of each factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are expressly qualified by the risk factors and cautionary statements in this Form 10-K, including statements contained within Item 1A – Risk Factors.

## Items 1 and 2. Business and Properties

### General

The Company is a diversified natural resource company, which was incorporated under the laws of the state of Delaware in 1924. Its principal executive offices are at 1200 West Century Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, telephone (701) 530-1000.

Montana-Dakota, through the electric and natural gas distribution segments, generates, transmits and distributes electricity and distributes natural gas in Montana, North Dakota, South Dakota and Wyoming. Cascade distributes natural gas in Oregon and Washington. Intermountain distributes natural gas in Idaho. Great Plains distributes natural gas in western Minnesota and southeastern North Dakota. These operations also supply related value-added products and services.

The Company, through its wholly owned subsidiary, Centennial, owns WBI Holdings (comprised of the pipeline and energy services and the natural gas and oil production segments), Knife River (construction materials and contracting segment), MDU Construction Services (construction services segment), Centennial Resources and Centennial Capital (both reflected in the Other category).

The Company's equity method investment in the Brazilian Transmission Lines is reflected in the Other category. For additional information, see Item 8 – Note 4.

As of December 31, 2010, the Company had 7,895 employees with 159 employed at MDU Resources Group, Inc., 908 at Montana-Dakota, 31 at Great Plains, 259 at Cascade, 215 at Intermountain, 618 at WBI Holdings, 2,617 at Knife River and 3,088 at MDU Construction Services. The number of employees at certain Company operations fluctuates during the year depending upon the number and size of construction projects. The Company considers its relations with employees to be satisfactory.

The following information regarding the number of employees represented by labor contracts is as of December 31, 2010.

At Montana-Dakota and Williston Basin, 354 and 83 employees, respectively, are represented by the IBEW. Labor contracts with such employees are in effect through May 30, 2011, and March 31, 2011, for Montana-Dakota and Williston Basin, respectively.

At Cascade, 168 employees are represented by the ICWU. The labor contract with the field operations group is effective through April 1, 2012.

At Intermountain, 110 employees are represented by the UA. Labor contracts with such employees are in effect through September 30, 2013.

Knife River has 43 labor contracts that represent approximately 400 of its construction materials employees. Knife River is in negotiations on nine of its labor contracts.

MDU Construction Services has 113 labor contracts representing the majority of its employees. The majority of the labor contracts contain provisions that prohibit work stoppages or strikes and provide for binding arbitration dispute resolution in the event of an extended disagreement.

The Company's principal properties, which are of varying ages and are of different construction types, are generally in good condition, are well maintained and are generally suitable and adequate for the purposes for which they are used.

The financial results and data applicable to each of the Company's business segments, as well as their financing requirements, are set forth in Item 7 – MD&A and Item 8 – Note 15 and Supplementary Financial Information.

The operations of the Company and certain of its subsidiaries are subject to federal, state and local laws and regulations providing for air, water and solid waste pollution control; state facility-siting regulations; zoning and planning regulations of certain state and local authorities; federal health and safety regulations and state hazard communication standards. The Company believes that it is in substantial compliance with these regulations, except as to what may be ultimately determined with regard to items discussed in Environmental matters in Item 8 – Note 19. There are no pending CERCLA actions for any of the Company's properties, other than the Portland, Oregon, Harbor Superfund Site and one of the manufactured gas plant sites in Washington.

The Company produces GHG emissions primarily from its fossil fuel electric generating facilities, as well as from natural gas pipeline and storage systems, operations of equipment and fleet vehicles, and oil and natural gas exploration and development activities. GHG emissions also result from customer use of natural gas for heating and other uses. As interest in reductions in GHG emissions has grown, the Company has developed renewable generation with lower or no GHG emissions. Governmental legislative and regulatory initiatives regarding environmental and energy policy are continuously evolving and could negatively impact the Company's operations and financial results. Until legislation and regulation are finalized, the impact of these measures cannot be accurately predicted. The Company will continue to monitor legislative and regulatory activity related to environmental and energy policy initiatives. Disclosure regarding specific environmental matters applicable to each of the Company's businesses is set forth under each business description later. In addition, for a discussion of the Company's risks related to environmental laws and regulations, see Item 1A – Risk Factors.

This annual report on Form 10-K, the Company's quarterly reports on Form 10-Q, the Company's current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the Company's Web site as soon as reasonably practicable after the Company has electronically filed such reports with, or furnished such reports to, the SEC. The Company's Web site address is www.mdu.com. The information available on the Company's Web site is not part of this annual report on Form 10-K.

## Electric

**General** Montana-Dakota provides electric service at retail, serving more than 124,000 residential, commercial, industrial and municipal customers in 177 communities and adjacent rural areas as of December 31, 2010. The principal properties owned by Montana-Dakota for use in its electric operations include interests in 11 electric generating facilities, as further described under System Supply, System Demand and Competition, and approximately 3,000 and 4,600 miles of transmission and distribution lines, respectively. Montana-Dakota has obtained and holds, or is in the process of renewing, valid and existing franchises authorizing it to conduct its electric operations in all of the municipalities it serves where such franchises are required. Montana-Dakota intends to protect its service area and seek renewal of all expiring franchises. At December 31, 2010, Montana-Dakota's net electric plant investment was $580.3 million.

The percentage of Montana-Dakota's 2010 retail electric utility operating revenues by jurisdiction is as follows: North Dakota – 61 percent; Montana – 22 percent; Wyoming – 11 percent; and South Dakota – 6 percent. Retail electric rates, service, accounting and certain security issuances are subject to regulation by the NDPSC, MTPSC, SDPUC and WYPSC. The interstate transmission and wholesale electric power operations of Montana-Dakota also are subject to regulation by the FERC under provisions of the Federal Power Act, as are interconnections with other utilities and power generators, the issuance of securities, accounting and other matters.

Montana-Dakota participates in the Midwest ISO wholesale energy and ancillary services market. The Midwest ISO is a regional transmission organization responsible for operational control of the transmission systems of its members. The Midwest ISO provides security center operations, tariff administration and operates day-ahead and real-time energy markets and ancillary services markets. As a member of Midwest ISO, Montana-Dakota's generation is sold into the Midwest ISO energy market and its energy needs are purchased from that market.

**System Supply, System Demand and Competition** Through an interconnected electric system, Montana-Dakota serves markets in portions of western North Dakota, including Bismarck, Dickinson and Williston; eastern Montana, including Glendive and Miles City; and northern South Dakota, including Mobridge. The maximum electric peak demand experienced to date attributable to Montana-Dakota's sales to retail customers on the interconnected system was 525,643 kW in July 2007. Montana-Dakota's latest forecast for its interconnected system indicates that its annual peak will continue to occur during the summer and the peak demand growth rate through 2016 will approximate 3 percent annually. The interconnected system consists of 10 electric generating facilities, which have an aggregate nameplate rating attributable to Montana-Dakota's interest of 493,055 kW and total net PRCs of 444.3. PRCs are a MW of demand equivalent measure and are allocated to individual generators to meet supply obligations within the Midwest ISO. For 2010, Montana-Dakota's total PRCs, including its firm purchase power contracts, were 553.3. Montana-Dakota's peak demand supply obligation, including firm purchase power contracts, within the Midwest ISO was 529.5 PRCs for 2010. Montana-Dakota's four principal generating stations are steam-turbine generating units using coal for fuel. The nameplate rating for Montana-Dakota's ownership interest in these four stations (including interests in the Big Stone Station and the Coyote Station, aggregating 22.7 percent and 25.0 percent, respectively) is 327,758 kW. Three combustion turbine peaking stations, two wind electric generating facilities and a heat recovery electric generating facility supply the balance of Montana-Dakota's interconnected system electric generating capability.

Montana-Dakota has a contract for seasonal capacity from a neighboring utility for 105 MW in 2011, with an option for capacity in 2012. In September 2010, Montana-Dakota entered a contract for capacity of 35 MW for 2011. Montana-Dakota also has a contract for capacity of 110 MW, 115 MW and 120 MW annually for the three-year period from June 1 to May 31, 2013, 2014 and 2015, respectively. Energy also will be purchased as needed from the Midwest ISO market. In 2010, Montana-Dakota purchased approximately 17 percent of its net kWh needs for its interconnected system through the Midwest ISO market.

Through the Sheridan System, Montana-Dakota serves Sheridan, Wyoming, and neighboring communities. The maximum peak demand experienced to date attributable to Montana-Dakota sales to retail customers on that system was approximately 60,600 kW in July 2007. Montana-Dakota has a power supply contract with Black Hills Power to purchase up to 49,000 kW of capacity annually through December 31, 2016. Wygen III, which commenced commercial operation in the second quarter of 2010, serves a portion of the needs of its Sheridan-area customers.

The following table sets forth details applicable to the Company's electric generating stations:

| Generating Station | Type | Nameplate Rating (kW) | Summer Capability (kW) (a) | PRC (a) | 2010 Net Generation (kWh in thousands) |
|---|---|---|---|---|---|
| Interconnected System: | | | | | |
| North Dakota: | | | | | |
| Coyote (b) | Steam | 103,647 | 107,500 | 96.3 | 752,049 |
| Heskett | Steam | 86,000 | 101,300 | 94.1 | 468,761 |
| Williston | Combustion Turbine | 7,800 | 9,600 | 8.0 | (5) (c) |
| Glen Ullin | Heat Recovery | 7,500 | 5,300 | 4.9 | 37,246 |
| Cedar Hills | Wind | 19,500 | (d) | (d) | 30,488 |
| South Dakota: | | | | | |
| Big Stone (b) | Steam | 94,111 | 108,000 | 96.9 | 642,542 |
| Montana: | | | | | |
| Lewis & Clark | Steam | 44,000 | 52,300 | 52.0 | 315,372 |
| Glendive | Combustion Turbine | 77,347 | 77,020 | 69.8 | 6,979 |
| Miles City | Combustion Turbine | 23,150 | 21,600 | 20.7 | 1,022 |
| Diamond Willow | Wind | 30,000 | 1,560 | 1.6 (e) | 67,899 |
| | | 493,055 | 484,180 | 444.3 | 2,322,353 |
| Sheridan System: | | | | | |
| Wyoming: | | | | | |
| Wygen III (b) | Steam | 28,000 | N/A | N/A | 149,935 |
| | | 521,055 | 484,180 | 444.3 | 2,472,288 |

*(a) Interconnected system only. The summer capability values were used previously by MAPP for determining available generation for resource adequacy. The Midwest ISO requires generators to obtain their summer capability, or PRCs, by applying the generators forced outage factor against the results of a generator output verification test. Wind generator's PRCs are calculated based on a wind capacity study performed annually by the Midwest ISO. PRCs are used to meet supply obligations with the Midwest ISO.*

*(b) Reflects Montana-Dakota's ownership interest.*

*(c) Station use, to meet Midwest ISO's requirements, exceeded generation.*

*(d) Pending accreditation.*

*(e) A portion is pending accreditation.*

Virtually all of the current fuel requirements of the Coyote, Heskett and Lewis & Clark stations are met with coal supplied by subsidiaries of Westmoreland under contracts that expire in May 2016, April 2011 and December 2012, respectively. Montana-Dakota is in negotiations on a new coal contract for the Heskett Station. The Coyote coal supply agreement provides for the purchase of coal necessary to supply the coal requirements of the Coyote Station or 30,000 tons per week, whichever may be the greater quantity at contracted pricing. The Lewis & Clark and existing Heskett coal supply agreements provide for the purchase of coal necessary to supply the coal requirements of these stations at contracted pricing. Montana-Dakota estimates the Heskett and Lewis & Clark coal requirement to be in the range of 500,000 to 600,000 tons and 250,000 to 350,000 tons per contract year, respectively.

Montana-Dakota has a coal supply agreement, which meets the majority of the Big Stone Station's fuel requirements, for the purchase of 1.5 million tons of coal in 2011 and 2012 with Peabody Coalsales, LLC at contracted pricing.

Montana-Dakota has a coal supply agreement with Wyodak Resources Development Corp., which provides for the purchase of coal necessary to supply the coal requirements of Wygen III at contracted pricing through June 1, 2060. Montana-Dakota estimates the maximum annual coal consumption of the facility to be 585,000 tons per year.

The average cost of coal purchased, including freight, at Montana-Dakota's electric generating stations (including the Big Stone, Coyote and Wygen III stations) was as follows:

| Years ended December 31, | **2010** | 2009 | 2008 |
|---|---|---|---|
| Average cost of coal per MMBtu | **$ 1.55** | $ 1.52 | $ 1.49 |
| Average cost of coal per ton | **$22.60** | $22.05 | $21.45 |

Montana-Dakota expects that it has secured adequate capacity available through existing baseload generating stations, renewable generation, turbine peaking stations, demand reduction programs and firm contracts to meet the peak customer demand requirements of its customers through mid-2015. Future capacity that is needed to replace contracts and meet system growth requirements is expected to be met by constructing new generation resources, or acquiring additional capacity through power purchase contracts or the Midwest ISO capacity auction. For additional information regarding potential power generation projects, see Item 7 – MD&A – Prospective Information – Electric and natural gas distribution.

Montana-Dakota has major interconnections with its neighboring utilities and considers these interconnections adequate for coordinated planning, emergency assistance, exchange of capacity and energy and power supply reliability.

Montana-Dakota is subject to competition in varying degrees, in certain areas, from rural electric cooperatives, on-site generators, co-generators and municipally owned systems. In addition, competition in varying degrees exists between electricity and alternative forms of energy such as natural gas.

**Regulatory Matters and Revenues Subject to Refund** Fuel adjustment clauses contained in North Dakota and South Dakota jurisdictional electric rate schedules allow Montana-Dakota to reflect monthly increases or decreases in fuel and purchased power costs (excluding demand charges). In North Dakota, Montana-Dakota is deferring electric fuel and purchased power costs (excluding demand charges) that are greater or less than amounts presently being recovered through its existing rate schedules. In Montana, a monthly Fuel and Purchased Power Tracking Adjustment mechanism allows Montana-Dakota to reflect 90 percent of the increases or decreases in fuel and purchased power costs (including demand charges) and Montana-Dakota is deferring 90 percent of costs that are greater or less than amounts presently being recovered through its existing rate schedules. In Wyoming, an annual Electric Power Supply Cost Adjustment mechanism allows Montana-Dakota to reflect increases or decreases in fuel and purchased power costs (including demand charges) related to power supply and Montana-Dakota is deferring costs that are greater or less than amounts presently being recovered through its existing rate schedules. Such orders generally provide that these amounts are recoverable or refundable through rate adjustments within a period ranging from 14 to 25 months from the time such costs are paid. For additional information, see Item 8 – Note 6.

Montana-Dakota filed an application with the NDPSC and the MTPSC for electric rate increases on April 19, 2010, and August 12, 2010, respectively. For additional information, see Item 8 – Note 18.

**Environmental Matters** Montana-Dakota's electric operations are subject to federal, state and local laws and regulations providing for air, water and solid waste pollution control; state facility-siting regulations; zoning and planning regulations of certain state and local authorities; federal health and safety regulations; and state hazard communication standards. Montana-Dakota believes it is in substantial compliance with these regulations.

Montana-Dakota's electric generating facilities have Title V Operating Permits, under the Clean Air Act, issued by the states in which they operate. Each of these permits has a five-year life. Near the expiration of these permits, renewal applications are submitted. Permits continue in force beyond the expiration date, provided the application for renewal is submitted by the required date, usually six months prior to expiration. The Heskett Station Title V Operating Permit was renewed in 2010. Title V Operating Permit renewal applications for the Glendive and Miles City combustion turbine facilities were submitted to the Montana Department of Environmental Quality in February 2010 and April 2010, respectively.

State water discharge permits issued under the requirements of the Clean Water Act are maintained for power production facilities on the Yellowstone and Missouri rivers. These permits also have five-year lives. Montana-Dakota renews these permits as necessary prior to expiration. Other permits held by these facilities may include an initial siting permit, which is typically a one-time, preconstruction permit issued by the state; state permits to dispose of combustion by-products; state authorizations to withdraw water for operations; and Army Corps permits to construct water intake structures. Montana-Dakota's Army Corps permits grant one-time permission to construct and do not require renewal. Other permit terms vary and the permits are renewed as necessary.



Montana-Dakota's electric operations are conditionally exempt small-quantity hazardous waste generators and subject only to minimum regulation under the RCRA. Montana-Dakota routinely handles PCBs from its electric operations in accordance with federal requirements. PCB storage areas are registered with the EPA as required.

Montana-Dakota incurred $1.0 million of environmental capital expenditures in 2010. Capital expenditures are estimated to be $2.4 million, $16.8 million and $31.1 million in 2011, 2012 and 2013, respectively, to maintain environmental compliance as new emission controls are required, including the installation of a BART air quality control system at the Big Stone Station. Additional expenditures for this BART project are expected during 2014 to 2016 of approximately $78 million. Projects for 2011 through 2013 will also include sulfur-dioxide, nitrogen oxide and mercury control equipment installation at electric generating stations. Montana-Dakota's capital and operational expenditures could also be affected in a variety of ways by potential new GHG legislation or regulation. In particular, such legislation or regulation would likely increase capital expenditures for renewable energy resources and operational costs associated with GHG emissions compliance until carbon capture technology becomes economical, at which time capital expenditures may be necessary to incorporate such technology into existing or new generating facilities. Montana-Dakota expects that it will recover the operational and capital expenditures for GHG regulatory compliance in its rates consistent with the recovery of other reasonable costs of complying with environmental laws and regulations.

## Natural Gas Distribution

**General** The Company's natural gas distribution operations consist of Montana-Dakota, Great Plains, Cascade and Intermountain, which sell natural gas at retail, serving over 839,000 residential, commercial and industrial customers in 335 communities and adjacent rural areas across eight states as of December 31, 2010, and provide natural gas transportation services to certain customers on their systems. These services are provided through distribution systems aggregating approximately 18,000 miles. The natural gas distribution operations have obtained and hold, or are in the process of renewing, valid and existing franchises authorizing them to conduct their natural gas operations in all of the municipalities they serve where such franchises are required. These operations intend to protect their service areas and seek renewal of all expiring franchises. At December 31, 2010, the natural gas distribution operations' net natural gas distribution plant investment was $950.6 million.

The percentage of the natural gas distribution operations' 2010 natural gas utility operating sales revenues by jurisdiction is as follows: Idaho – 31 percent; Washington – 28 percent; North Dakota – 12 percent; Oregon – 9 percent; Montana – 8 percent; South Dakota – 6 percent; Minnesota – 4 percent; and Wyoming – 2 percent. The natural gas distribution operations are subject to regulation by the IPUC, MNPUC, MTPSC, NDPSC, OPUC, SDPUC, WUTC and WYPSC regarding retail rates, service, accounting and certain security issuances.

**System Supply, System Demand and Competition** The natural gas distribution operations serve retail natural gas markets, consisting principally of residential and firm commercial space and water heating users, in portions of Idaho, including Boise, Nampa, Twin Falls, Pocatello and Idaho Falls; western Minnesota, including Fergus Falls, Marshall and Crookston; eastern Montana, including Billings, Glendive and Miles City; North Dakota, including Bismarck, Dickinson, Wahpeton, Williston, Minot and Jamestown; central and eastern Oregon, including Bend and Pendleton; western and north-central South Dakota, including Rapid City, Pierre, Spearfish and Mobridge; western, southeastern and south-central Washington, including Bellingham, Bremerton, Longview, Moses Lake, Mount Vernon, Tri-Cities, Walla Walla and Yakima; and northern Wyoming, including Sheridan. These markets are highly seasonal and sales volumes depend largely on the weather, the effects of which are mitigated in certain jurisdictions by a weather normalization mechanism discussed in Regulatory Matters.

Competition in varying degrees exists between natural gas and other fuels and forms of energy. The natural gas distribution operations have established various natural gas transportation service rates for their distribution businesses to retain interruptible commercial and industrial loads. Certain of these services include transportation under flexible rate schedules whereby interruptible customers can avail themselves of the advantages of open access transportation on various regional transmission pipelines, including the systems of Williston Basin and Northwest Pipeline GP. These services have enhanced the natural gas distribution operations' competitive posture with alternative fuels, although certain customers have bypassed the distribution systems by directly accessing transmission pipelines within close proximity. These bypasses did not have a material effect on results of operations.

The natural gas distribution operations obtain their system requirements directly from producers, processors and marketers. Such natural gas is supplied by a portfolio of contracts specifying market-based pricing and is transported under transportation agreements with several major transporters, including Williston Basin and Northwest Pipeline GP. The natural gas distribution operations have contracts for storage services to provide gas supply during the winter heating season and to meet peak day demand with various storage providers, including Williston Basin, Questar Pipeline Company and Northwest Pipeline GP. In addition, certain of the operations have entered into natural gas supply management agreements with various parties. Demand for natural gas, which is a widely traded commodity, has historically been sensitive to seasonal heating and industrial load requirements as well as changes in market price. The natural gas distribution operations believe that, based on current and projected domestic and regional supplies of natural gas and the pipeline transmission network currently available through their suppliers and pipeline service providers, supplies are adequate to meet their system natural gas requirements for the next decade.

**Regulatory Matters** The natural gas distribution operations' retail natural gas rate schedules contain clauses permitting adjustments in rates based upon changes in natural gas commodity, transportation and storage costs. Current tariffs allow for recovery or refunds of under- or over-recovered gas costs within a period ranging from 12 to 28 months.

Montana-Dakota's North Dakota and South Dakota natural gas tariffs contain weather normalization mechanisms applicable to firm customers that adjust the distribution delivery charge revenues to reflect weather fluctuations during the November 1 through May 1 billing periods.

Cascade has received approval for decoupling its margins from weather and conservation in Oregon. Cascade also has an earnings sharing mechanism with respect to its Oregon jurisdictional operations as required by the OPUC. Cascade also had received approval for a decoupling mechanism in Washington that allowed for the recovery of margin differences resulting from customer conservation. This mechanism expired in the fourth quarter of 2010 and is not currently expected to be renewed.

**Environmental Matters** The natural gas distribution operations are subject to federal, state and local environmental, facility-siting, zoning and planning laws and regulations. The natural gas distribution operations believe they are in substantial compliance with those regulations.

Natural gas distribution operations are conditionally exempt small-quantity hazardous waste generators and subject only to minimum regulation under the RCRA. Certain of the natural gas distribution operations routinely handle PCBs from their natural gas operations in accordance with federal requirements. PCB storage areas are registered with the EPA as required. Capital and operational expenditures for natural gas distribution operations could be affected in a variety of ways by potential new GHG legislation or regulation. In particular, such legislation or regulation would likely increase capital expenditures for energy efficiency and conservation programs and operational costs associated with GHG emissions compliance. Natural gas distribution operations expect to recover the operational and capital expenditures for GHG regulatory compliance in rates consistent with the recovery of other reasonable costs of complying with environmental laws and regulations.

In 2010, the natural gas distribution operations reserved $6.4 million for remediation of a former manufactured gas plant in Washington. The natural gas distribution operations did not incur any other material environmental expenditures in 2010. Except as to what may be ultimately determined with regard to the issues described later, the natural gas distribution operations do not expect to incur any material capital expenditures related to environmental compliance with current laws and regulations through 2013.

Montana-Dakota has had an economic interest in five historic manufactured gas plants within its service territory, none of which are currently being actively investigated, and for which any remediation expenses are not expected to be material. Cascade has had an economic interest in nine former manufactured gas plants within its service territory. Cascade has been involved in the investigation and remediation of a manufactured gas plant in Washington, as previously discussed. In addition, Cascade has been involved with other PRPs in the investigation of a manufactured gas plant site in Oregon, with remediation of this site pending additional investigation and received a third party claim notice in 2008 for one additional site in Washington. See Item 8 – Note 19 for a further discussion of these three manufactured gas plants. To the extent these claims are not covered by insurance, Cascade will seek recovery through the OPUC and WUTC of remediation costs in its natural gas rates charged to customers.

## Construction Services

**General** MDU Construction Services specializes in constructing and maintaining electric and communication lines, gas pipelines, fire suppression systems, and external lighting and traffic signalization equipment. This segment also provides utility excavation services and inside electrical wiring, cabling and mechanical services, sells and distributes electrical materials, and manufactures and distributes specialty equipment. These services are provided to utilities and large manufacturing, commercial, industrial, institutional and government customers.

Construction and maintenance crews are active year round. However, activity in certain locations may be seasonal in nature due to the effects of weather.

MDU Construction Services operates a fleet of owned and leased trucks and trailers, support vehicles and specialty construction equipment, such as backhoes, excavators, trenchers, generators, boring machines and cranes. In addition, as of December 31, 2010, MDU Construction Services owned or leased facilities in 17 states. This space is used for offices, equipment yards, warehousing, storage and vehicle shops. At December 31, 2010, MDU Construction Services' net plant investment was $50.4 million.

MDU Construction Services' backlog is comprised of the uncompleted portion of services to be performed under job-specific contracts. The backlog at December 31, 2010, was approximately $373 million compared to $383 million at December 31, 2009. MDU Construction Services expects to complete a significant amount of this backlog during the year ending December 31, 2011. Due to the nature of its contractual arrangements, in many instances MDU Construction Services' customers are not committed to the specific volumes of services to be purchased under a contract, but rather MDU Construction Services is committed to perform these services if and to the extent requested by the customer. Therefore, there can be no assurance as to the customers' requirements during a particular period or that such estimates at any point in time are predictive of future revenues.

MDU Construction Services works with the National Electrical Contractors Association, the IBEW and other trade associations on hiring and recruiting a qualified workforce.

**Competition** MDU Construction Services operates in a highly competitive business environment. Most of MDU Construction Services' work is obtained on the basis of competitive bids or by negotiation of either cost-plus or fixed-price contracts. The workforce and equipment are highly mobile, providing greater flexibility in the size and location of MDU Construction Services' market area. Competition is based primarily on price and reputation for quality, safety and reliability. The size and location of the services provided, as well as the state of the economy, will be factors in the number of competitors that MDU Construction Services will encounter on any particular project. MDU Construction Services believes that the diversification of the services it provides, the markets it serves throughout the United States and the management of its workforce will enable it to effectively operate in this competitive environment.

Utilities and independent contractors represent the largest customer base for this segment. Accordingly, utility and subcontract work accounts for a significant portion of the work performed by MDU Construction Services and the amount of construction contracts is dependent to a certain extent on the level and timing of maintenance and construction programs undertaken by customers. MDU Construction Services relies on repeat customers and strives to maintain successful long-term relationships with these customers.

**Environmental Matters** MDU Construction Services' operations are subject to regulation customary for the industry, including federal, state and local environmental compliance. MDU Construction Services believes it is in substantial compliance with these regulations.

The nature of MDU Construction Services' operations is such that few, if any, environmental permits are required. Operational convenience supports the use of petroleum storage tanks in several locations, which are permitted under state programs authorized by the EPA. MDU Construction Services has no ongoing remediation related to releases from petroleum storage tanks. MDU Construction Services' operations are conditionally exempt small-quantity waste generators, subject to minimal regulation under the RCRA. Federal permits for specific construction and maintenance jobs that may require these permits are typically obtained by the hiring entity, and not by MDU Construction Services.

MDU Construction Services did not incur any material environmental expenditures in 2010 and does not expect to incur any material capital expenditures related to environmental compliance with current laws and regulations through 2013.

## Pipeline and Energy Services

**General** Williston Basin, the regulated business of WBI Holdings, owns and operates over 3,700 miles of transmission, gathering and storage lines and owns or leases and operates 33 compressor stations in Montana, North Dakota, South Dakota and Wyoming. Three underground storage fields in Montana and Wyoming provide storage services to local distribution companies, producers, natural gas marketers and others, and serve to enhance system deliverability. Williston Basin's system is strategically located near five natural gas producing basins, making natural gas supplies available to Williston Basin's transportation and storage customers. The system has 11 interconnecting points with other pipeline facilities allowing for the receipt and/or delivery of natural gas to and from other regions of the country and from Canada. At December 31, 2010, Williston Basin's net plant investment was $286.1 million. Under the Natural Gas Act, as amended, Williston Basin is subject to the jurisdiction of the FERC regarding certificate, rate, service and accounting matters.

Bitter Creek, the nonregulated pipeline business of WBI Holdings, owns and operates gathering facilities in Colorado, Kansas, Montana and Wyoming. Bitter Creek also owns a one-sixth interest in the assets of various offshore gathering pipelines, an associated onshore pipeline and related processing facilities in Texas. In total, these facilities include over 1,900 miles of field gathering lines and 86 owned or leased compression stations, some of which interconnect with Williston Basin's system. Bitter Creek also provides a variety of energy-related services such as cathodic protection, water hauling, contract compression operations, measurement services and energy efficiency product sales and installation services to large end-users.

WBI Holdings, through its energy services business, provides natural gas purchase and sales services to local distribution companies, producers, other marketers and a limited number of large end-users, primarily using natural gas produced by the Company's natural gas and oil production segment. Certain of the services are provided based on contracts that call for a determinable quantity of natural gas. WBI Holdings currently estimates that it can adequately meet the requirements of these contracts. WBI Holdings transacts a majority of its pipeline and energy services business in the northern Great Plains and Rocky Mountain regions of the United States.

For information regarding natural gas gathering operations litigation, see Item 8 – Note 19.

**System Demand and Competition** Williston Basin competes with several pipelines for its customers' transportation, storage and gathering business and at times may discount rates in an effort to retain market share. However, the strategic location of Williston Basin's system near five natural gas producing basins and the availability of underground storage and gathering services provided by Williston Basin and affiliates, along with interconnections with other pipelines, serve to enhance Williston Basin's competitive position.

Although certain of Williston Basin's firm customers, including its largest firm customer Montana-Dakota, serve relatively secure residential and commercial end-users, they generally all have some price-sensitive end-users that could switch to alternate fuels.

Williston Basin transports substantially all of Montana-Dakota's natural gas, primarily utilizing firm transportation agreements, which for the year ended December 31, 2010, represented 51 percent of Williston Basin's subscribed firm transportation contract demand. Montana-Dakota has firm transportation agreements with Williston Basin, the majority of which expire in June 2012. In addition, Montana-Dakota has a contract with Williston Basin to provide firm storage services to facilitate meeting Montana-Dakota's winter peak requirements expiring in July 2015.

Bitter Creek competes with several pipelines for existing customers and for the expansion of its systems to gather natural gas in new areas. Bitter Creek's strong position in the fields in which it operates, its focus on customer service and the variety of services it offers, along with its interconnection with various other pipelines, serve to enhance its competitive position.

**System Supply** Williston Basin's underground natural gas storage facilities have a certificated storage capacity of approximately 353 Bcf, including 193 Bcf of working gas capacity, 85 Bcf of cushion gas and 75 Bcf of native gas. Williston Basin's storage facilities enable its customers to purchase natural gas at more uniform daily volumes throughout the year and meet winter peak requirements.

Natural gas supplies emanate from traditional and nontraditional production activities in the region and from off-system supply sources. While certain traditional regional supply sources are in various stages of decline, incremental supply from nontraditional sources have been developed which has helped support Williston Basin's supply needs. This includes new natural gas supply associated with the continued development of the Bakken area in Montana and North Dakota. The Powder River Basin, including the Company's CBNG assets, also provides a nontraditional natural gas supply to the Williston Basin system. In addition, off-system supply sources are available through the Company's interconnections with other pipeline systems. Williston Basin expects to facilitate the movement of these supplies by making available its transportation and storage services. Williston Basin will continue to look for opportunities to increase transportation, gathering and storage services through system expansion and/or other pipeline interconnections or enhancements that could provide substantial future benefits.

**Environmental Matters** WBI Holdings' pipeline and energy services operations are generally subject to federal, state and local environmental, facility-siting, zoning and planning laws and regulations. WBI Holdings believes it is in substantial compliance with those regulations.

Ongoing operations are subject to the Clean Air Act, the Clean Water Act, the NEPA and other state and federal regulations. Administration of many provisions of these laws has been delegated to the states where Williston Basin and Bitter Creek operate. Permit terms vary and all permits carry operational compliance conditions. Some permits require annual renewal, some have terms ranging from one to five years and others have no expiration date. Permits are renewed and modified, as necessary, based on defined permit expiration dates, operational demand and/or regulatory changes.

Detailed environmental assessments and/or environmental impact statements are included in the FERC's permitting processes for both the construction and abandonment of Williston Basin's natural gas transmission pipelines, compressor stations and storage facilities.

WBI Holdings' pipeline and energy services operations did not incur any material environmental expenditures in 2010 and do not expect to incur any material capital expenditures related to environmental compliance with current laws and regulations through 2013.



## Natural Gas and Oil Production

**General** Fidelity is involved in the acquisition, exploration, development and production of natural gas and oil resources. Fidelity's activities include the acquisition of producing properties and leaseholds with potential development opportunities, exploratory drilling and the operation and development of natural gas and oil production properties. Fidelity continues to seek additional reserve and production growth opportunities through these activities. Future growth is dependent upon its success in these endeavors. Fidelity shares revenues and expenses from the development of specified properties in proportion to its ownership interests.

Fidelity's business is focused primarily in two core regions: Rocky Mountain and Mid-Continent/Gulf States.

***Rocky Mountain***

Fidelity's properties in this region are primarily in Colorado, Montana, North Dakota, Utah and Wyoming. Fidelity owns in fee or holds natural gas and oil leases for the properties it operates that are in the Bonny Field in eastern Colorado, the Baker Field in southeastern Montana and southwestern North Dakota, the Bowdoin area in north-central Montana, the Powder River Basin of Montana and Wyoming, the Bakken area in North Dakota, the Paradox Basin of Utah, and the Big Horn Basin of Wyoming. In 2010, Fidelity acquired natural gas properties in the Green River Basin in Wyoming and became the operator on a portion of these properties. Fidelity also owns nonoperated natural gas and oil interests and undeveloped acreage positions in this region. During 2010, Fidelity acquired undeveloped acreage in the emerging Niobrara play in Wyoming and expanded its acreage position in the North Dakota Bakken play.

***Mid-Continent/Gulf States***

This region includes properties in Alabama, Louisiana, New Mexico, Texas and the Offshore Gulf of Mexico. The Offshore Gulf of Mexico interests are primarily located in the shallow waters off the coasts of Texas and Louisiana. Fidelity owns in fee or holds natural gas and oil leases for the properties it operates that are in the Tabasco and Texan Gardens fields of Texas and Rusk County in eastern Texas. In addition, Fidelity owns several nonoperated interests and undeveloped acreage positions in this region.

**Operating Information** Annual net production by region for 2010 was as follows:

| Region | Natural Gas (MMcf)* | Oil (MBbls) | Total (MMcfe) | Percent of Total |
|---|---|---|---|---|
| Rocky Mountain | 39,160 | 2,365 | 53,350 | 76% |
| Mid-Continent/Gulf States | 11,231 | 897 | 16,613 | 24 |
| Total | 50,391 | 3,262 | 69,963 | 100% |

** Baker field and Bowdoin field represent 28 percent and 20 percent, respectively, of total annual net natural gas production, and are the only fields that contain 15 percent or more of the Company's total proved reserves.*

Annual net production by region for 2009 was as follows:

| Region | Natural Gas (MMcf)* | Oil (MBbls) | Total (MMcfe) | Percent of Total |
|---|---|---|---|---|
| Rocky Mountain | 41,635 | 2,182 | 54,729 | 73% |
| Mid-Continent/Gulf States | 14,997 | 929 | 20,570 | 27 |
| Total | 56,632 | 3,111 | 75,299 | 100% |

** Baker field and Bowdoin field represent 28 percent and 19 percent, respectively, of total annual net natural gas production, and are the only fields that contain 15 percent or more of the Company's total proved reserves.*

Annual net production by region for 2008 was as follows:

| Region | Natural Gas (MMcf)* | Oil (MBbls) | Total (MMcfe) | Percent of Total |
|---|---|---|---|---|
| Rocky Mountain | 47,504 | 1,698 | 57,691 | 70% |
| Mid-Continent/Gulf States | 17,953 | 1,110 | 24,612 | 30 |
| Total | 65,457 | 2,808 | 82,303 | 100% |

** Baker field and Bowdoin field represent 28 percent and 18 percent, respectively, of total annual net natural gas production, and are the only fields that contain 15 percent or more of the Company's total proved reserves.*

**Well and Acreage Information** Gross and net productive well counts and gross and net developed and undeveloped acreage related to Fidelity's interests at December 31, 2010, were as follows:

| | Gross* | Net** |
|---|---|---|
| Productive wells: | | |
| Natural gas | 3,756 | 3,054 |
| Oil | 3,754 | 284 |
| Total | 7,510 | 3,338 |
| Developed acreage (000's) | 716 | 405 |
| Undeveloped acreage (000's) | 974 | 544 |

** Reflects well or acreage in which an interest is owned.*
*** Reflects Fidelity's percentage of ownership.*

**Exploratory and Development Wells** The following table reflects activities related to Fidelity's natural gas and oil wells drilled and/or tested during 2010, 2009 and 2008:

| | Net Exploratory | | | Net Development | | | |
|---|---|---|---|---|---|---|---|
| | Productive | Dry Holes | Total | Productive | Dry Holes | Total | Total |
| **2010** | **3** | **4** | **7** | **133** | **1** | **134** | **141** |
| 2009 | 1 | 2 | 3 | 104 | – | 104 | 107 |
| 2008 | 11 | 4 | 15 | 251 | 9 | 260 | 275 |

At December 31, 2010, there were 50 gross (25 net) wells in the process of drilling or under evaluation, 43 of which were development wells and seven of which were exploratory wells. These wells are not included in the previous table. Fidelity expects to complete the drilling and testing of the majority of these wells within the next 12 months.

The information in the preceding table should not be considered indicative of future performance nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled and quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons whether or not they produce a reasonable rate of return.

**Competition** The natural gas and oil industry is highly competitive. Fidelity competes with a substantial number of major and independent natural gas and oil companies in acquiring producing properties and new leases for future exploration and development, and in securing the equipment, services and expertise necessary to explore, develop and operate its properties.

**Environmental Matters** Fidelity's natural gas and oil production operations are generally subject to federal, state and local environmental and operational laws and regulations. Fidelity believes it is in substantial compliance with these regulations.

The ongoing operations of Fidelity are subject to the Clean Air Act, the Clean Water Act, the NEPA, ESA and other state, federal and local regulations. Administration of many provisions of these laws has been delegated to the states where Fidelity operates. Permit terms vary and all permits carry operational compliance conditions. Some permits require annual renewal, some have terms ranging from one to five years and others have no expiration date. Permits are renewed and modified, as necessary, based on defined permit expiration dates, operational demand and/or regulatory changes.

Detailed environmental assessments and/or environmental impact statements under federal and state laws are required as part of the permitting process covering the conduct of drilling and production operations as well as in the abandonment and reclamation of facilities.

In connection with production operations, Fidelity has incurred certain capital expenditures related to water handling. For 2010, capital expenditures for water handling in compliance with current laws and regulations were approximately $2.5 million and are estimated to be approximately $450,000, $4.2 million and $3.1 million in 2011, 2012 and 2013, respectively.

**Proved Reserve Information** Estimates of proved reserves were prepared in accordance with guidelines established by the industry and the SEC. The estimates are arrived at using actual historical wellhead production trends and/or standard reservoir engineering methods utilizing available geological, geophysical, engineering and economic data. Other factors used in the reserve estimates are prices, estimates of well operating and future development costs, taxes, timing of operations, and the interests owned by the Company in the properties. These estimates are refined as new information becomes available.

The reserve estimates are prepared by internal engineers assigned to an asset team by geographic area. Senior management reviews and approves the reserve estimates to ensure they are materially accurate. The technical person responsible for overseeing the preparation of the reserve estimates holds a bachelor of science degree in geological engineering and a master of science degree in geology, has over 25 years experience in petroleum engineering and reserve estimation, and is a member of multiple professional organizations. In addition, the Company engages an independent third party to audit its proved reserves. Ryder Scott reviewed the Company's proved reserve quantity estimates as of December 31, 2010. The technical person at Ryder Scott primarily responsible for overseeing the reserves audit is a Senior Vice President with over 30 years of experience in estimating and auditing reserves attributable to oil and gas properties, holds a bachelor of science degree in mechanical engineering, is a registered professional engineer, and is a member of multiple professional organizations.

Fidelity's recoverable proved reserves by region at December 31, 2010, are as follows:

| Region | Natural Gas (MMcf) | Oil (MBbls) | Total (MMcfe) | Percent of Total | PV-10 Value* (in millions) |
|---|---|---|---|---|---|
| Rocky Mountain | 334,671 | 24,358 | 480,821 | 74% | $ 846.5 |
| Mid-Continent/Gulf States | 113,726 | 8,509 | 164,775 | 26 | 283.4 |
| Total reserves | 448,397 | 32,867 | 645,596 | 100% | 1,129.9 |
| Discounted future income taxes | | | | | 233.8 |
| Standardized measure of discounted future net cash flows relating to proved reserves | | | | | $ 896.1 |

* *Pre-tax PV-10 value is a non-GAAP financial measure that is derived from the most directly comparable GAAP financial measure which is the standardized measure of discounted future net cash flows. The standardized measure of discounted future net cash flows disclosed in Item 8 – Supplementary Financial Information, is presented after deducting discounted future income taxes, whereas the PV-10 value is presented before income taxes. Pre-tax PV-10 value is commonly used by the Company to evaluate properties that are acquired and sold and to assess the potential return on investment in the Company's natural gas and oil properties. The Company believes pre-tax PV-10 value is a useful supplemental disclosure to the standardized measure as the Company believes readers may utilize this value as a basis for comparison of the relative size and value of the Company's reserves to other companies because many factors that are unique to each individual company impact the amount of future income taxes to be paid. However, pre-tax PV-10 value is not a substitute for the standardized measure of discounted future net cash flows. Neither the Company's pre-tax PV-10 value nor the standardized measure of discounted future net cash flows purports to represent the fair value of the Company's natural gas and oil properties.*

For additional information related to natural gas and oil interests, see Item 8 – Note 1 and Supplementary Financial Information.

## Construction Materials and Contracting

**General** Knife River operates construction materials and contracting businesses headquartered in Alaska, California, Hawaii, Idaho, Iowa, Minnesota, Montana, North Dakota, Oregon, Texas, Washington and Wyoming. These operations mine, process and sell construction aggregates (crushed stone, sand and gravel); produce and sell asphalt mix and supply liquid asphalt for various commercial and roadway applications; and supply ready-mixed concrete for use in most types of construction, including roads, freeways and bridges, as well as homes, schools, shopping centers, office buildings and industrial parks. Although not common to all locations, other products include the sale of cement, various finished concrete products and other building materials and related contracting services.

For information regarding construction materials litigation, see Item 8 – Note 19.

The construction materials business had approximately $420 million in backlog at December 31, 2010, compared to $459 million at December 31, 2009. The Company anticipates that a significant amount of the current backlog will be completed during the year ending December 31, 2011.

**Competition** Knife River's construction materials products are marketed under highly competitive conditions. Price is the principal competitive force to which these products are subject, with service, quality, delivery time and proximity to the customer also being significant factors. The number and size of competitors varies in each of Knife River's principal market areas and product lines.

The demand for construction materials products is significantly influenced by the cyclical nature of the construction industry in general. In addition, construction materials activity in certain locations may be seasonal in nature due to the effects of weather. The key economic factors affecting product demand are changes in the level of local, state and federal governmental spending, general economic conditions within the market area that influence both the commercial and private sectors, and prevailing interest rates.

Knife River is not dependent on any single customer or group of customers for sales of its products and services, the loss of which would have a material adverse effect on its construction materials businesses.

**Reserve Information** Reserve estimates are calculated based on the best available data. These data are collected from drill holes and other subsurface investigations, as well as investigations of surface features such as mine highwalls and other exposures of the aggregate reserves. Mine plans, production history and geologic data also are utilized to estimate reserve quantities. Most acquisitions are made of mature businesses with established reserves, as distinguished from exploratory-type properties.

Estimates are based on analyses of the data described above by experienced internal mining engineers, operating personnel and geologists. Property setbacks and other regulatory restrictions and limitations are identified to determine the total area available for mining. Data described previously are used to calculate the thickness of aggregate materials to be recovered. Topography associated with alluvial sand and gravel deposits is typically flat and volumes of these materials are calculated by applying the thickness of the resource over the areas available for mining. Volumes are then converted to tons by using an appropriate conversion factor. Typically, 1.5 tons per cubic yard in the ground is used for sand and gravel deposits.

Topography associated with the hard rock reserves is typically much more diverse. Therefore, using available data, a final topography map is created and computer software is utilized to compute the volumes between the existing and final topographies. Volumes are then converted to tons by using an appropriate conversion factor. Typically, 2 tons per cubic yard in the ground is used for hard rock quarries.

Estimated reserves are probable reserves as defined in Securities Act Industry Guide 7. Remaining reserves are based on estimates of volumes that can be economically extracted and sold to meet current market and product applications. The reserve estimates include only salable tonnage and thus exclude waste materials that are generated in the crushing and processing phases of the operation. Approximately 1.0 billion tons of the 1.1 billion tons of aggregate reserves are permitted reserves. The remaining reserves are on properties that are expected to be permitted for mining under current regulatory requirements. The data used to calculate the remaining reserves may require revisions in the future to account for changes in customer requirements and unknown geological occurrences. The years remaining were calculated by dividing remaining reserves by the three-year average sales from 2008 through 2010. Actual useful lives of these reserves will be subject to, among other things, fluctuations in customer demand, customer specifications, geological conditions and changes in mining plans.

The following table sets forth details applicable to the Company's aggregate reserves under ownership or lease as of December 31, 2010, and sales for the years ended December 31, 2010, 2009 and 2008:

| | Number of Sites (Crushed Stone) | | Number of Sites (Sand & Gravel) | | Tons Sold (000's) | | | Estimated Reserves | Lease | Reserve Life |
|---|---|---|---|---|---|---|---|---|---|---|
| Production Area | owned | leased | owned | leased | **2010** | 2009 | 2008 | (000's tons) | Expiration | (years) |
| Anchorage, AK | – | – | 1 | – | **854** | 891 | 1,267 | 16,700 | N/A | 17 |
| Hawaii | – | 6 | – | – | **1,412** | 1,940 | 2,467 | 62,210 | 2011-2064 | 32 |
| Northern CA | – | – | 9 | 1 | **1,043** | 1,215 | 2,054 | 48,350 | 2014 | 34 |
| Southern CA | – | 2 | – | – | **619** | 337 | 106 | 94,269 | 2035 | Over 100 |
| Portland, OR | 1 | 3 | 6 | 3 | **2,521** | 2,718 | 4,074 | 245,721 | 2012-2055 | 79 |
| Eugene, OR | 3 | 4 | 4 | 1 | **1,311** | 1,097 | 1,633 | 170,947 | 2011-2046 | Over 100 |
| Central OR/WA/Idaho | 1 | 2 | 4 | 4 | **1,192** | 1,436 | 1,686 | 106,640 | 2011-2077 | 74 |
| Southwest OR | 5 | 4 | 11 | 6 | **1,505** | 1,871 | 2,248 | 101,169 | 2011-2048 | 54 |
| Central MT | – | – | 2 | 2 | **971** | 1,220 | 2,086 | 30,064 | 2013-2027 | 21 |
| Northwest MT | – | – | 7 | 2 | **1,362** | 1,289 | 1,198 | 46,848 | 2011-2020 | 37 |
| Wyoming | – | – | 1 | 2 | **447** | 655 | 720 | 13,594 | 2013-2019 | 22 |
| Central MN | – | 1 | 37 | 30 | **1,527** | 1,868 | 1,367 | 80,001 | 2011-2028 | 50 |
| Northern MN | 2 | – | 16 | 6 | **401** | 838 | 333 | 27,939 | 2012-2016 | 53 |
| ND/SD | – | – | 2 | 23 | **1,106** | 699 | 876 | 37,156 | 2011-2031 | 42 |
| Iowa | – | 1 | 1 | 13 | **642** | 545 | 1,405 | 9,079 | 2011-2017 | 11 |
| Texas | 1 | 2 | – | 2 | **1,648** | 1,080 | 1,619 | 16,709 | 2011-2025 | 12 |
| Sales from other sources | | | | | **4,788** | 4,296 | 5,968 | | | |
| | | | | | **23,349** | 23,995 | 31,107 | 1,107,396 | | |

The 1.1 billion tons of estimated aggregate reserves at December 31, 2010, are comprised of 467 million tons that are owned and 640 million tons that are leased. Approximately 58 percent of the tons under lease have lease expiration dates of 20 years or more. The weighted average years remaining on all leases containing estimated probable aggregate reserves is approximately 27 years, including options for renewal that are at Knife River's discretion. Based on a three-year average of sales from 2008 through 2010 of leased reserves, the average time necessary to produce remaining aggregate reserves from such leases is approximately 62 years. Some sites have leases that expire prior to the exhaustion of the estimated reserves. The estimated reserve life assumes, based on Knife River's experience, that leases will be renewed to allow sufficient time to fully recover these reserves.

The following table summarizes Knife River's aggregate reserves at December 31, 2010, 2009 and 2008, and reconciles the changes between these dates:

| | **2010** | 2009 | 2008 |
|---|---|---|---|
| | | (000's of tons) | |
| Aggregate reserves: | | | |
| Beginning of year | **1,125,491** | 1,145,161 | 1,215,253 |
| Acquisitions | **3,600** | 21,400 | 27,650 |
| Sales volumes* | **(18,561)** | (19,699) | (25,139) |
| Other** | **(3,134)** | (21,371) | (72,603) |
| End of year | **1,107,396** | 1,125,491 | 1,145,161 |

** Excludes sales from other sources.*
*** Includes property sales and revisions of previous estimates.*

**Environmental Matters Knife** River's construction materials and contracting operations are subject to regulation customary for such operations, including federal, state and local environmental compliance and reclamation regulations. Except as to what may be ultimately determined with regard to the Portland, Oregon, Harbor Superfund Site issue described later, Knife River believes it is in substantial compliance with these regulations. Individual permits applicable to Knife River's various operations are managed largely by local operations, particularly as they relate to application, modification, renewal, compliance and reporting procedures.

Knife River's asphalt and ready-mixed concrete manufacturing plants and aggregate processing plants are subject to Clean Air Act and Clean Water Act requirements for controlling air emissions and water discharges. Some mining and construction activities also are subject to these laws. In most of the states where Knife River operates, these regulatory programs have been delegated to state and local regulatory authorities. Knife River's facilities also are subject to RCRA as it applies to the management of hazardous wastes and underground storage tank systems. These programs also have generally been delegated to the state and local authorities in the states where Knife River operates. Knife River's facilities must comply with requirements for managing wastes and underground storage tank systems.

Some Knife River activities are directly regulated by federal agencies. For example, certain in-water mining operations are subject to provisions of the Clean Water Act that are administered by the Army Corps. Knife River operates several such operations, including gravel bar skimming and dredging operations, and Knife River has the associated permits as required. The expiration dates of these permits vary, with five years generally being the longest term.

Knife River's operations also are occasionally subject to the ESA. For example, land use regulations often require environmental studies, including wildlife studies, before a permit may be granted for a new or expanded mining facility or an asphalt or concrete plant. If endangered species or their habitats are identified, ESA requirements for protection, mitigation or avoidance apply. Endangered species protection requirements are usually included as part of land use permit conditions. Typical conditions include avoidance, setbacks, restrictions on operations during certain times of the breeding or rearing season, and construction or purchase of mitigation habitat. Knife River's operations also are subject to state and federal cultural resources protection laws when new areas are disturbed for mining operations or processing plants. Land use permit applications generally require that areas proposed for mining or other surface disturbances be surveyed for cultural resources. If any are identified, they must be protected or managed in accordance with regulatory agency requirements.

The most comprehensive environmental permit requirements are usually associated with new mining operations, although requirements vary widely from state to state and even within states. In some areas, land use regulations and associated permitting requirements are minimal. However, some states and local jurisdictions have very demanding requirements for permitting new mines. Environmental impact reports are sometimes required before a mining permit application can even be considered for approval. These reports can take up to several years to complete. The report can include projected impacts of the proposed project on air and water quality, wildlife, noise levels, traffic, scenic vistas and other environmental factors. The reports generally include suggested actions to mitigate the projected adverse impacts.

Provisions for public hearings and public comments are usually included in land use permit application review procedures in the counties where Knife River operates. After taking into account environmental, mine plan and reclamation information provided by the permittee as well as comments from the public and other regulatory agencies, the local authority approves or denies the permit application. Denial is rare, but land use permits often include conditions that must be addressed by the permittee. Conditions may include property line setbacks, reclamation requirements, environmental monitoring and reporting, operating hour restrictions, financial guarantees for reclamation, and other requirements intended to protect the environment or address concerns submitted by the public or other regulatory agencies.

Knife River has been successful in obtaining mining and other land use permit approvals so that sufficient permitted reserves are available to support its operations. For mining operations, this often requires considerable advanced planning to ensure sufficient time is available to complete the permitting process before the newly permitted aggregate reserve is needed to support Knife River's operations.

Knife River's Gascoyne surface coal mine last produced coal in 1995 but continues to be subject to reclamation requirements of the SMCRA, as well as the North Dakota Surface Mining Act. Portions of the Gascoyne Mine remain under reclamation bond until the 10-year revegetation liability period has expired. A portion of the original permit has been released from bond and additional areas are currently in the process of having the bond released. Knife River's intention is to request bond release as soon as it is deemed possible with all final bond release applications being filed by 2013.

Knife River did not incur any material environmental expenditures in 2010 and, except as to what may be ultimately determined with regard to the issue described later, Knife River does not expect to incur any material expenditures related to environmental compliance with current laws and regulations through 2013.

In December 2000, MBI was named by the EPA as a PRP in connection with the cleanup of a commercial property site, acquired by MBI in 1999, and part of the Portland, Oregon, Harbor Superfund Site. For additional information, see Item 8 – Note 19.

**Mine Safety** The Dodd-Frank Act requires disclosure of certain mine safety information which has been included in Item 9B – Other Information.

## Item 1A. Risk Factors

The Company's business and financial results are subject to a number of risks and uncertainties, including those set forth below and in other documents that it files with the SEC. The factors and the other matters discussed herein are important factors that could cause actual results or outcomes for the Company to differ materially from those discussed in the forward-looking statements included elsewhere in this document.



### Economic Risks

***The Company's natural gas and oil production and pipeline and energy services businesses are dependent on factors, including commodity prices and commodity price basis differentials, which are subject to various external influences that cannot be controlled.***

These factors include: fluctuations in natural gas and oil prices; fluctuations in commodity price basis differentials; availability of economic supplies of natural gas; drilling successes in natural gas and oil operations; the timely receipt of necessary permits and approvals; the ability to contract for or to secure necessary drilling rig and service contracts and to retain employees to identify, drill for and develop reserves; the ability to acquire natural gas and oil properties; and other risks incidental to the operations of natural gas and oil wells. Volatility in natural gas and oil prices could negatively affect the results of operations and cash flows of the Company's natural gas and oil production and pipeline and energy services businesses.

***The regulatory approval, permitting, construction, startup and operation of power generation facilities may involve unanticipated changes or delays that could negatively impact the Company's business and its results of operations and cash flows.***

The construction, startup and operation of power generation facilities involves many risks, including: delays; breakdown or failure of equipment; competition; inability to obtain required governmental permits and approvals; inability to negotiate acceptable acquisition, construction, fuel supply, off-take, transmission or other material agreements; changes in market price for power; cost increases; as well as the risk of performance below expected levels of output or efficiency. Such unanticipated events could negatively impact the Company's business, its results of operations and cash flows.

***Economic volatility affects the Company's operations, as well as the demand for its products and services and the value of its investments and investment returns including its pension and other postretirement benefit plans and, may have a negative impact on the Company's future revenues and cash flows.***

The global demand for natural resources, interest rates, governmental budget constraints and the ongoing threat of terrorism can create volatility in the financial markets. The current economic slowdown has negatively affected the level of public and private expenditures on projects and the timing of these projects which, in turn, has negatively affected the demand for the Company's products and services, primarily at the Company's construction businesses. The level of demand for construction products and services will likely continue to be adversely impacted by the downturn in the industries the Company serves, as well as in the economy in general. State and federal budget issues may continue to negatively affect the funding available for infrastructure spending. This continued economic volatility could have a material adverse effect on the Company's results of operations, cash flows and asset values.

Changing market conditions could negatively affect the market value of assets held in the Company's pension and other postretirement benefit plans and may increase the amount and accelerate the timing of required funding contributions.

***The Company relies on financing sources and capital markets. Access to these markets may be adversely affected by factors beyond the Company's control. If the Company is unable to obtain economic financing in the future, the Company's ability to execute its business plans, make capital expenditures or pursue acquisitions that the Company may otherwise rely on for future growth could be impaired. As a result, the market value of the Company's common stock may be adversely affected. If the Company issues a substantial amount of common stock it could have a dilutive effect on its existing shareholders.***

The Company relies on access to both short-term borrowings, including the issuance of commercial paper, and long-term capital markets as sources of liquidity for capital requirements not satisfied by its cash flow from operations. If the Company is not able to access capital at competitive rates, the ability to implement its business plans may be adversely affected. Market disruptions or a further downgrade of the Company's credit ratings may increase the cost of borrowing or adversely affect its ability to access one or more financial markets. Such disruptions could include:

- A severe prolonged economic downturn
- The bankruptcy of unrelated industry leaders in the same line of business
- Deterioration in capital market conditions
- Turmoil in the financial services industry

- Volatility in commodity prices
- Terrorist attacks

Economic turmoil, market disruptions and volatility in the securities trading markets, as well as other factors including changes in the Company's financial condition, results of operations and prospects, may adversely affect the market price of the Company's common stock.

The Company currently has authorization to issue and sell up to $1.0 billion of securities pursuant to a registration statement on file with the SEC. The issuance of a substantial amount of the Company's common stock, whether sold pursuant to the registration statement, issued in connection with an acquisition or otherwise issued, or the perception that such an issuance could occur, may adversely affect the market price of the Company's common stock.

***The Company is exposed to credit risk and the risk of loss resulting from the nonpayment and/or nonperformance by the Company's customers and counterparties.***

If any of the Company's customers or counterparties were to experience financial difficulties or file for bankruptcy, the Company could experience difficulty in collecting receivables. The nonpayment and/or nonperformance by the Company's customers and counterparties could have a negative impact on the Company's results of operations and cash flows.

***The backlogs at the Company's construction services and construction materials and contracting businesses are subject to delay or cancellation and may not be realized.***

Backlog consists of the uncompleted portion of services to be performed under job-specific contracts. Contracts are subject to delay, default or cancellation and the contracts in the Company's backlog are subject to changes in the scope of services to be provided as well as adjustments to the costs relating to the applicable contracts. Backlog may also be affected by project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond the Company's control, including the current economic slowdown. Accordingly, there is no assurance that backlog will be realized.

***Actual quantities of recoverable natural gas and oil reserves and discounted future net cash flows from those reserves may vary significantly from estimated amounts.***

The process of estimating natural gas and oil reserves is complex. Reserve estimates are based on assumptions relating to natural gas and oil pricing, drilling and operating expenses, capital expenditures, taxes, timing of operations, and the percentage of interest owned by the Company in the properties. The reserve estimates are prepared for each of the Company's properties by internal engineers assigned to an asset team by geographic area. The internal engineers analyze available geological, geophysical, engineering and economic data for each geographic area. The internal engineers make various assumptions regarding this data. The extent, quality and reliability of this data can vary. Although the Company has prepared its reserve estimates in accordance with guidelines established by the industry and the SEC, significant changes to the reserve estimates may occur based on actual results of production, drilling, costs and pricing.

The Company bases the estimated discounted future net cash flows from proved reserves on prices and current costs in accordance with SEC requirements. Actual future prices and costs may be significantly different. Sustained downward movements in natural gas and oil prices could result in future noncash write-downs of the Company's natural gas and oil properties.

## Environmental and Regulatory Risks

***The Company's operations are subject to environmental laws and regulations that may increase costs of operations, impact or limit business plans, or expose the Company to environmental liabilities.***

The Company is subject to environmental laws and regulations affecting many aspects of its present and future operations, including air quality, water quality, waste management and other environmental considerations. These laws and regulations can result in increased capital, operating and other costs, delays as a result of litigation and administrative proceedings, and compliance, remediation, containment, monitoring and reporting obligations, particularly with regard to laws relating to power plant operations and natural gas and oil development. These laws and regulations generally require the Company to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Public officials and entities, as well as private individuals and organizations, may seek injunctive relief or other remedies to enforce applicable environmental laws and regulations. The Company cannot predict the outcome (financial or operational) of any related litigation or administrative proceedings that may arise.

Existing environmental laws and regulations may be revised and new laws and regulations seeking to protect the environment may be adopted or become applicable to the Company. These laws and regulations could require the Company to limit the use or output of certain facilities, restrict the use of certain fuels, install pollution control equipment or initiate pollution control technologies, remediate environmental contamination, remove or reduce environmental hazards, or prevent or limit the development of resources. Revised or additional laws and regulations, that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have a material adverse effect on the Company's results of operations and cash flows.

The EPA has issued draft regulations that outline several possible approaches for coal combustion residuals management under the RCRA. One approach, designating coal ash as a hazardous waste would significantly change and increase the costs of managing coal ash at five plants that supply electricity to customers of Montana-Dakota. This designation also could significantly increase costs for Knife River, which beneficially uses fly ash as a cement replacement in ready-mixed concrete and road base applications.

Hydraulic fracturing involves injecting water, sand and chemicals under pressure into rock formations to stimulate natural gas and oil production. Legislative initiatives and regulatory studies, proceedings or initiatives at federal or state agencies focused on the hydraulic fracturing process could result in additional compliance, reporting and disclosure requirements. If legislation or regulations are enacted, the Company could experience increased compliance costs and operating restrictions or delays in its ability to develop its natural gas and oil reserves.



***Global climate change initiatives to reduce GHG emissions could adversely impact the Company's electric generation operations.***

Concern that GHG emissions are contributing to global climate change has led to international, federal and state legislative and regulatory proposals to reduce or mitigate the effects of GHG emissions. The EPA finalized its endangerment finding for GHG emissions in late 2009, and its GHG "Tailoring" Rule in 2010. Starting in 2011, the GHG "Tailoring" Rule will require new large emission sources, such as coal-fired electric generating facilities, and existing large emission sources that make modifications that increase GHG emission to obtain permits and conduct best available control technology evaluations to limit the amount of GHG emission from these sources.

The primary GHG emitted from the Company's operations is carbon dioxide from combustion of fossil fuels at Montana-Dakota's electric generating facilities, particularly its coal-fired electric generating facilities. Approximately 70 percent of Montana-Dakota's owned generating capacity and more than 90 percent of the electricity it generates is from coal-fired plants. Montana-Dakota also owns approximately 100 MW of natural gas- and oil-fired peaking plants.

While the future of GHG regulation is uncertain, Montana-Dakota's electric generating facilities may be subject to climate change laws or regulations within the next few years. Implementation of treaties, legislation or regulations to reduce GHG emissions could affect Montana-Dakota's electric utility operations by requiring expanded energy conservation efforts or increased development of renewable energy sources, as well as other mandates that could significantly increase capital expenditures and operating costs. Montana-Dakota's ability to recover costs incurred to comply with new regulations and programs also will be important in determining the financial impact on the Company.

Due to the uncertain availability of technologies to control GHG emissions and the unknown obligations that potential GHG emission legislation or regulations may create, the Company cannot determine the financial impact on its operations. If Montana-Dakota does not receive timely and full recovery of GHG emission compliance costs from its customers, then such costs could have an adverse impact on the results of its operations.

***The Company's CBNG operations could be adversely impacted by the outcome of lawsuits challenging its CBNG development.***

One of the Company's subsidiaries is and has been subject to litigations and administrative proceedings in connection with its CBNG development. These proceedings have caused delays in CBNG drilling activity and resulted in more restrictive discharge limitations. There is the possibility that the Company will be the subject of similar future proceedings. The ultimate outcome of the actions could have a material negative effect on existing CBNG operations and/or the future development of its CBNG properties.

***The Company is subject to government regulations that may delay and/or have a negative impact on its business and its results of operations and cash flows. Statutory and regulatory requirements also may limit another party's ability to acquire the Company.***

The Company is subject to regulation or governmental actions by federal, state and local regulatory agencies with respect to, among other things, allowed rates of return, financing, industry rate structures, health care legislation, tax legislation and recovery of purchased power and purchased gas costs. These governmental regulations significantly influence the Company's operating environment and may affect its ability to recover costs from its customers. The Company is unable to predict the impact on operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on the Company's results of operations and cash flows. Approval from a number of federal and state regulatory agencies would need to be obtained by any potential acquirer of the Company. The approval process could be lengthy and the outcome uncertain.

## Other Risks

***Weather conditions can adversely affect the Company's operations and revenues and cash flows.***

The Company's results of operations can be affected by changes in the weather. Weather conditions influence the demand for electricity and natural gas, affect the price of energy commodities, affect the ability to perform services at the construction services and construction materials and contracting businesses and affect ongoing operation and maintenance and construction and drilling activities for the pipeline and energy services and natural gas and oil production businesses. In addition, severe weather can be destructive, causing outages, reduced natural gas and oil production, and/or property damage, which could require additional costs to be incurred. Climate changes could change the intensity and frequency of severe weather conditions. As a result, adverse weather conditions could negatively affect the Company's results of operations, financial condition and cash flows.

***Competition is increasing in all of the Company's businesses.***

All of the Company's businesses are subject to increased competition. Construction services' competition is based primarily on price and reputation for quality, safety and reliability. The construction materials products are marketed under highly competitive conditions and are subject to such competitive forces as price, service, delivery time and proximity to the customer. The electric utility and natural gas industries also are experiencing increased competitive pressures as a result of consumer demands, technological advances, volatility in natural gas prices and other factors. Pipeline and energy services competes with several pipelines for access to natural gas supplies and gathering, transportation and storage business. The natural gas and oil production business is subject to competition in the acquisition and development of natural gas and oil properties. The increase in competition could negatively affect the Company's results of operations, financial condition and cash flows.

***The Company could be subject to limitations on its ability to pay dividends.***

The Company depends on earnings from its divisions and dividends from its subsidiaries to pay dividends on its common stock. Regulatory, contractual and legal limitations, as well as capital requirements and the Company's financial performance or cash flows, could limit the earnings of the Company's divisions and subsidiaries which, in turn, could restrict the Company's ability to pay dividends on its common stock and adversely affect the Company's stock price.

***An increase in costs related to obligations under multi-employer pension plans could have a material negative effect on the Company's results of operations and cash flows.***

Various operating subsidiaries of the Company participate in approximately 60 multi-employer pension plans for employees represented by certain unions. The Company is required to make contributions to these plans in amounts established under numerous collective bargaining agreements between the operating subsidiaries and those unions.

The Company may be obligated to increase its contributions to underfunded plans that are classified as being in endangered, seriously endangered, or critical status as defined by the Pension Protection Act of 2006. Plans classified as being in one of these statuses are required to adopt rehabilitation plans or funding improvement plans to improve their funded status through increased contributions, reduced benefits or a combination of the two. Based on available information, the Company believes approximately 35 of the multi-employer plans to which it contributes are currently in endangered, seriously endangered, or critical status.

The Company may also be required to increase its contributions to multi-employer plans where the other participating employers in such plans withdraw from the plan and are not able to contribute an amount sufficient to fund the unfunded liabilities associated with their participants in the plans. The amount and timing of any increase in the Company's required contributions to multi-employer pension plans may also depend upon one or more of the following factors including the outcome of collective bargaining, actions taken by trustees who manage the plans, the industry for which contributions are made, future determinations that additional plans reach endangered, seriously endangered or critical status, government regulations and the actual return on assets held in the plans, among others. The Company may experience increased operating expenses as a result of the required contributions to multi-employer pension plans, which may have a material adverse effect on the Company's financial condition, results of operations or cash flows.

In addition, pursuant to ERISA, as amended by MPPAA, the Company could incur a partial or complete withdrawal liability upon withdrawing from a plan, exiting a market in which it does business with a union workforce or upon termination of a plan to the extent these plans are underfunded.

***Other factors that could impact the Company's businesses.***

The following are other factors that should be considered for a better understanding of the financial condition of the Company. These other factors may impact the Company's financial results in future periods.

- Acquisition, disposal and impairments of assets or facilities
- Changes in operation, performance and construction of plant facilities or other assets
- Changes in present or prospective generation
- The ability to obtain adequate and timely cost recovery for the Company's regulated operations through regulatory proceedings
- The availability of economic expansion or development opportunities
- Population growth rates and demographic patterns
- Market demand for, available supplies of, and/or costs of, energy- and construction-related products and services
- The cyclical nature of large construction projects at certain operations
- Changes in tax rates or policies
- Unanticipated project delays or changes in project costs, including related energy costs
- Unanticipated changes in operating expenses or capital expenditures
- Labor negotiations or disputes
- Inability of the various contract counterparties to meet their contractual obligations
- Changes in accounting principles and/or the application of such principles to the Company
- Changes in technology
- Changes in legal or regulatory proceedings
- The ability to effectively integrate the operations and the internal controls of acquired companies
- The ability to attract and retain skilled labor and key personnel
- Increases in employee and retiree benefit costs and funding requirements

## Item 1B. Unresolved Staff Comments

The Company has no unresolved comments with the SEC.

## Item 3. Legal Proceedings

For information regarding legal proceedings of the Company, see Item 8 – Note 19.

## Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the New York Stock Exchange under the symbol "MDU." The price range of the Company's common stock as reported by The Wall Street Journal composite tape during 2010 and 2009 and dividends declared thereon were as follows:

| | Common Stock Price (High) | Common Stock Price (Low) | Common Stock Dividends Per Share |
|---|---|---|---|
| **2010** | | | |
| First quarter | **$24.15** | **$19.54** | **$.1575** |
| Second quarter | **22.90** | **17.11** | **.1575** |
| Third quarter | **20.48** | **17.61** | **.1575** |
| Fourth quarter | **21.27** | **19.52** | **.1625** |
| | | | **$.6350** |
| 2009 | | | |
| First quarter | $22.89 | $12.79 | $.1550 |
| Second quarter | 19.76 | 15.70 | .1550 |
| Third quarter | 21.16 | 17.44 | .1550 |
| Fourth quarter | 24.22 | 19.96 | .1575 |
| | | | $.6225 |

As of December 31, 2010, the Company's common stock was held by approximately 15,100 stockholders of record.

The following table includes information with respect to the Company's purchase of equity securities:

ISSUER PURCHASES OF EQUITY SECURITIES

| Period | (a) Total Number of Shares (or Units) Purchased (1) | (b) Average Price Paid per Share (or Unit) | (c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (2) | (d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (2) |
|---|---|---|---|---|
| October 1 through October 31, 2010 | – | | | |
| November 1 through November 30, 2010 | – | | | |
| December 1 through December 31, 2010 | 6,678 | $20.51 | | |
| Total | 6,678 | | | |

*(1) Represents shares of common stock purchased on the open market for the Company's non-employee directors who elected to receive additional shares of common stock in lieu of a portion of their cash retainer.*

*(2) Not applicable. The Company does not currently have in place any publicly announced plans or programs to purchase equity securities.*

## Item 6. Selected Financial Data

| | **2010** | 2009* | 2008** | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|
| **Selected Financial Data** | | | | | | |
| Operating revenues (000's): | | | | | | |
| Electric | **$ 211,544** | $ 196,171 | $ 208,326 | $ 193,367 | $ 187,301 | $ 181,238 |
| Natural gas distribution | **892,708** | 1,072,776 | 1,036,109 | 532,997 | 351,988 | 384,199 |
| Construction services | **789,100** | 819,064 | 1,257,319 | 1,103,215 | 987,582 | 687,125 |
| Pipeline and energy services | **329,809** | 307,827 | 532,153 | 447,063 | 443,720 | 477,311 |
| Natural gas and oil production | **434,354** | 439,655 | 712,279 | 514,854 | 483,952 | 439,367 |
| Construction materials and contracting | **1,445,148** | 1,515,122 | 1,640,683 | 1,761,473 | 1,877,021 | 1,604,610 |
| Other | **7,727** | 9,487 | 10,501 | 10,061 | 8,117 | 6,038 |
| Intersegment eliminations | **(200,695)** | (183,601) | (394,092) | (315,134) | (335,142) | (375,965) |
| | **$3,909,695** | $4,176,501 | $5,003,278 | $4,247,896 | $4,004,539 | $3,403,923 |
| Operating income (loss) (000's): | | | | | | |
| Electric | **$ 48,296** | $ 36,709 | $ 35,415 | $ 31,652 | $ 27,716 | $ 29,038 |
| Natural gas distribution | **75,697** | 76,899 | 76,887 | 32,903 | 8,744 | 7,404 |
| Construction services | **33,352** | 44,255 | 81,485 | 75,511 | 50,651 | 28,171 |
| Pipeline and energy services | **46,310** | 69,388 | 49,560 | 58,026 | 57,133 | 43,507 |
| Natural gas and oil production | **143,169** | (473,399) | 202,954 | 227,728 | 231,802 | 230,383 |
| Construction materials and contracting | **63,045** | 93,270 | 62,849 | 138,635 | 156,104 | 105,318 |
| Other | **858** | (219) | 2,887 | (7,335) | (9,075) | (5,298) |
| | **$ 410,727** | $ (153,097) | $ 512,037 | $ 557,120 | $ 523,075 | $ 438,523 |
| Earnings (loss) on common stock (000's): | | | | | | |
| Electric | **$ 28,908** | $ 24,099 | $ 18,755 | $ 17,700 | $ 14,401 | $ 13,940 |
| Natural gas distribution | **36,944** | 30,796 | 34,774 | 14,044 | 5,680 | 3,515 |
| Construction services | **17,982** | 25,589 | 49,782 | 43,843 | 27,851 | 14,558 |
| Pipeline and energy services | **23,208** | 37,845 | 26,367 | 31,408 | 32,126 | 22,867 |
| Natural gas and oil production | **85,638** | (296,730) | 122,326 | 142,485 | 145,657 | 141,625 |
| Construction materials and contracting | **29,609** | 47,085 | 30,172 | 77,001 | 85,702 | 55,040 |
| Other | **21,046** | 7,357 | 10,812 | (4,380) | (4,324) | 13,061 |
| Earnings (loss) on common stock before income (loss) from discontinued operations | **243,335** | (123,959) | 292,988 | 322,101 | 307,093 | 264,606 |
| Income (loss) from discontinued operations, net of tax | **(3,361)** | – | – | 109,334 | 7,979 | 9,792 |
| | **$ 239,974** | $ (123,959) | $ 292,988 | $ 431,435 | $ 315,072 | $ 274,398 |
| Earnings (loss) per common share before discontinued operations – diluted | **$ 1.29** | $ (.67) | $ 1.59 | $ 1.76 | $ 1.69 | $ 1.47 |
| Discontinued operations, net of tax | **(.02)** | – | – | .60 | .05 | .06 |
| | **$ 1.27** | $ (.67) | $ 1.59 | $ 2.36 | $ 1.74 | $ 1.53 |
| **Common Stock Statistics** | | | | | | |
| Weighted average common shares outstanding – diluted (000's) | **188,229** | 185,175 | 183,807 | 182,902 | 181,392 | 179,490 |
| Dividends per common share | **$ .6350** | $ .6225 | $ .6000 | $ .5600 | $ .5234 | $ .4934 |
| Book value per common share | **$ 14.22** | $ 13.61 | $ 14.95 | $ 13.80 | $ 11.88 | $ 10.43 |
| Market price per common share (year end) | **$ 20.27** | $ 23.60 | $ 21.58 | $ 27.61 | $ 25.64 | $ 21.83 |
| Market price ratios: | | | | | | |
| Dividend payout | **50%** | N/A | 38% | 24% | 30% | 32% |
| Yield | **3.2%** | 2.7% | 2.9% | 2.1% | 2.1% | 2.3% |
| Price/earnings ratio | **16.0x** | N/A | 13.6x | 11.7x | 14.7x | 14.3x |
| Market value as a percent of book value | **142.5%** | 173.4% | 144.3% | 200.1% | 215.8% | 209.2% |
| **Profitability Indicators** | | | | | | |
| Return on average common equity | **9.1%** | (4.9)% | 11.0% | 18.5% | 15.6% | 15.7% |
| Return on average invested capital | **7.0%** | (1.7)% | 8.0% | 13.1% | 10.6% | 10.8% |
| Fixed charges coverage, including preferred dividends | **4.1x** | –*** | 5.3x | 6.4x | 6.4x | 6.6x |
| **General** | | | | | | |
| Total assets (000's) | **$6,303,549** | $5,990,952 | $6,587,845 | $5,592,434 | $4,903,474 | $4,423,562 |
| Total long-term debt (000's) | **$1,506,752** | $1,499,306 | $1,647,302 | $1,308,463 | $1,254,582 | $1,206,510 |
| Capitalization ratios: | | | | | | |
| Common equity | **64%** | 63% | 61% | 66% | 63% | 61% |
| Total debt | **36** | 37 | 39 | 34 | 37 | 39 |
| | **100%** | 100% | 100% | 100% | 100% | 100% |

** Reflects a $384.4 million after-tax noncash write-down of natural gas and oil properties.*

*** Reflects an $84.2 million after-tax noncash write-down of natural gas and oil properties.*

**** For more information on fixed charges coverage, including preferred dividends, see Item 7 – MD&A.*

*Notes:*

- *Common stock share amounts reflect the Company's three-for-two common stock split effected in July 2006.*
- *Cascade and Intermountain, natural gas distribution businesses, were acquired on July 2, 2007, and October 1, 2008, respectively.*

## Item 6. Selected Financial Data (continued)

| | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|
| **Electric** | | | | | | |
| Retail sales (thousand kWh) | **2,785,710** | 2,663,560 | 2,663,452 | 2,601,649 | 2,483,248 | 2,413,704 |
| Sales for resale (thousand kWh) | **58,321** | 90,789 | 223,778 | 165,639 | 483,944 | 615,220 |
| Electric system summer generating and firm purchase capability – kW (Interconnected system) | **594,180** | 594,700 | 597,250 | 571,160 | 547,485 | 546,085 |
| Electric system summer and firm purchase contract PRCs (Interconnected system) | **553.3** | * | * | * | * | * |
| Electric system peak demand obligation, including firm purchase contracts, PRCs (Interconnected system) | **529.5** | * | * | * | * | * |
| Demand peak – kW (Interconnected system) | **525,643** | 525,643 | 525,643 | 525,643 | 485,456 | 470,470 |
| Electricity produced (thousand kWh) | **2,472,288** | 2,203,665 | 2,538,439 | 2,253,851 | 2,218,059 | 2,327,228 |
| Electricity purchased (thousand kWh) | **521,156** | 682,152 | 516,654 | 576,613 | 833,647 | 892,113 |
| Average cost of fuel and purchased power per kWh | **$ .021** | $ .023 | $ .025 | $ .025 | $ .022 | $ .020 |
| **Natural Gas Distribution**** | | | | | | |
| Sales (Mdk) | **95,480** | 102,670 | 87,924 | 52,977 | 34,553 | 36,231 |
| Transportation (Mdk) | **135,823** | 132,689 | 103,504 | 54,698 | 14,058 | 14,565 |
| Degree days (% of normal) | | | | | | |
| Montana-Dakota | **98%** | 104% | 103% | 93% | 87% | 91% |
| Cascade | **96%** | 105% | 108% | 102% | – | – |
| Intermountain | **100%** | 107% | 90% | – | – | – |
| **Pipeline and Energy Services** | | | | | | |
| Transportation (Mdk) | **140,528** | 163,283 | 138,003 | 140,762 | 130,889 | 104,909 |
| Gathering (Mdk) | **77,154** | 92,598 | 102,064 | 92,414 | 87,135 | 82,111 |
| Customer natural gas storage balance (Mdk) | **58,784** | 61,506 | 30,598 | 50,219 | 51,477 | 27,999 |
| **Natural Gas and Oil Production** | | | | | | |
| Production: | | | | | | |
| Natural gas (MMcf) | **50,391** | 56,632 | 65,457 | 62,798 | 62,062 | 59,378 |
| Oil (MBbls) | **3,262** | 3,111 | 2,808 | 2,365 | 2,041 | 1,707 |
| Total production (MMcfe) | **69,963** | 75,299 | 82,303 | 76,988 | 74,307 | 69,622 |
| Average realized prices (including hedges): | | | | | | |
| Natural gas (per Mcf) | **$ 4.36** | $ 5.16 | $ 7.38 | $ 5.96 | $ 6.03 | $ 6.11 |
| Oil (per Bbl) | **$65.85** | $47.38 | $81.68 | $59.26 | $50.64 | $42.59 |
| Average realized prices (excluding hedges): | | | | | | |
| Natural gas (per Mcf) | **$ 3.57** | $ 2.99 | $ 7.29 | $ 5.37 | $ 5.62 | $ 6.87 |
| Oil (per Bbl) | **$66.71** | $49.76 | $82.28 | $59.53 | $51.73 | $48.73 |
| Proved reserves: | | | | | | |
| Natural gas (MMcf) | **448,397** | 448,425 | 604,282 | 523,737 | 538,100 | 489,100 |
| Oil (MBbls) | **32,867** | 34,216 | 34,348 | 30,612 | 27,100 | 21,200 |
| Total reserves (MMcfe) | **645,596** | 653,724 | 810,371 | 707,409 | 700,700 | 616,400 |
| **Construction Materials and Contracting** | | | | | | |
| Sales (000's): | | | | | | |
| Aggregates (tons) | **23,349** | 23,995 | 31,107 | 36,912 | 45,600 | 47,204 |
| Asphalt (tons) | **6,279** | 6,360 | 5,846 | 7,062 | 8,273 | 9,142 |
| Ready-mixed concrete (cubic yards) | **2,764** | 3,042 | 3,729 | 4,085 | 4,588 | 4,448 |
| Aggregate reserves (000's tons) | **1,107,396** | 1,125,491 | 1,145,161 | 1,215,253 | 1,248,099 | 1,273,696 |

* *Information not available for periods prior to 2010.*

** *Cascade and Intermountain were acquired on July 2, 2007, and October 1, 2008, respectively.*

# Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

## Overview

The Company's strategy is to apply its expertise in energy and transportation infrastructure industries to increase market share, increase profitability and enhance shareholder value through:

- Organic growth as well as a continued disciplined approach to the acquisition of well-managed companies and properties
- The elimination of system-wide cost redundancies through increased focus on integration of operations and standardization and consolidation of various support services and functions across companies within the organization
- The development of projects that are accretive to earnings per share and return on invested capital

The Company has capabilities to fund its growth and operations through various sources, including internally generated funds, commercial paper facilities and the issuance from time to time of debt and equity securities. In the event that access to the commercial paper markets were to become unavailable, the Company may need to borrow under its credit agreements. For more information on the Company's net capital expenditures, see Liquidity and Capital Commitments.

The key strategies for each of the Company's business segments and certain related business challenges are summarized below. For a summary of the Company's business segments, see Item 8 – Note 15.

### Key Strategies and Challenges

#### Electric and Natural Gas Distribution

***Strategy*** Provide competitively priced energy and related services to customers. The electric and natural gas distribution segments continually seek opportunities for growth and expansion of their customer base through extensions of existing operations, including electric generation with a diverse resource mix that includes renewable generation, and transmission build-out, and through selected acquisitions of companies and properties at prices that will provide stable cash flows and an opportunity for the Company to earn a competitive return on investment.

***Challenges*** Both segments are subject to extensive regulation in the state jurisdictions where they conduct operations with respect to costs and permitted returns on investment as well as subject to certain operational and environmental regulations. The ability of these segments to grow through acquisitions is subject to significant competition. In addition, the ability of both segments to grow service territory and customer base is affected by the economic environment of the markets served and competition from other energy providers and fuels. The construction of electric generating facilities and transmission lines may be subject to increasing cost and lead time, extensive permitting procedures, and federal and state legislative and regulatory initiatives, which may necessitate increases in electric energy prices. Legislative and regulatory initiatives to increase renewable energy resources and reduce GHG emissions could impact the price and demand for electricity and natural gas.

#### Construction Services

***Strategy*** Provide a competitive return on investment while operating in a competitive industry by: building new and strengthening existing customer relationships; effectively controlling costs; retaining, developing and recruiting talented employees; focusing business development efforts on project areas that will permit higher margins; and properly managing risk. This segment continuously seeks opportunities to expand through strategic acquisitions.

***Challenges*** This segment operates in highly competitive markets with many jobs subject to competitive bidding. Maintenance of effective operational and cost controls, retention of key personnel, managing through downturns in the economy and effective management of working capital are ongoing challenges.

#### Pipeline and Energy Services

***Strategy*** Utilize the segment's existing expertise in energy infrastructure and related services to increase market share and profitability through optimization of existing operations, internal growth, and acquisitions of energy-related assets and companies. Incremental and new growth opportunities include: access to new sources of natural gas for storage, gathering and transportation services; expansion of existing gathering, transmission and storage facilities; expansion of related energy services; and incremental expansion of pipeline capacity to allow customers access to more liquid and higher-priced markets.

***Challenges*** Challenges for this segment include: energy price volatility; natural gas basis differentials; environmental and regulatory requirements; recruitment and retention of a skilled workforce; and competition from other natural gas pipeline and energy services companies.

**Natural Gas and Oil Production**

***Strategy*** Apply technology and utilize existing exploration and production expertise, with a focus on operated properties, to increase production and reserves from existing leaseholds, and to seek additional reserves and production opportunities both in new and existing areas to further expand the segment's asset base. By optimizing existing operations and taking advantage of new and incremental growth opportunities, this segment's goal is to add value by increasing both reserves and production over the long term so as to generate competitive returns on investment.

***Challenges*** Volatility in natural gas and oil prices; timely receipt of necessary permits and approvals; environmental and regulatory requirements; recruitment and retention of a skilled workforce; availability of drilling rigs, materials, auxiliary equipment and industry-related field services, and inflationary pressure on development and operating costs; and competition from other natural gas and oil companies are ongoing challenges for this segment.

**Construction Materials and Contracting**

***Strategy*** Focus on high-growth strategic markets located near major transportation corridors and desirable mid-sized metropolitan areas; strengthen long-term, strategic aggregate reserve position through purchase and/or lease opportunities; enhance profitability through cost containment, margin discipline and vertical integration of the segment's operations; and continue growth through organic and acquisition opportunities. Ongoing efforts to increase margin are being pursued through the implementation of a variety of continuous improvement programs, including corporate purchasing of equipment, parts and commodities (liquid asphalt, diesel fuel, cement and other materials), and negotiation of contract price escalation provisions. Vertical integration allows the segment to manage operations from aggregate mining to final lay-down of concrete and asphalt, with control of and access to permitted aggregate reserves being significant. A key element of the Company's long-term strategy for this business is to further expand its market presence in the higher-margin materials business (rock, sand, gravel, liquid asphalt, ready-mixed concrete and related products), complementing and expanding on the Company's expertise.

***Challenges*** The economic downturn has adversely impacted operations, particularly in the private market. The current economic challenges have resulted in increased competition in certain construction markets and lowered margins. Delays in the reauthorization of the federal highway bill and volatility in the cost of raw materials such as diesel, gasoline, liquid asphalt, cement and steel, continue to be a concern. This business unit expects to continue cost containment efforts and a greater emphasis on industrial, energy and public works projects.

For further information on the risks and challenges the Company faces as it pursues its growth strategies and other factors that should be considered for a better understanding of the Company's financial condition, see Item 1A – Risk Factors. For further information on each segment's key growth strategies, projections and certain assumptions, see Prospective Information.

For information pertinent to various commitments and contingencies, see Item 8 – Notes to Consolidated Financial Statements.

## Earnings Overview

The following table summarizes the contribution to consolidated earnings (loss) by each of the Company's businesses.

| Years ended December 31, | **2010** | 2009 | 2008 |
|---|---|---|---|
| | (Dollars in millions, where applicable) | | |
| Electric | **$ 28.9** | $ 24.1 | $ 18.7 |
| Natural gas distribution | **37.0** | 30.8 | 34.8 |
| Construction services | **18.0** | 25.6 | 49.8 |
| Pipeline and energy services | **23.2** | 37.8 | 26.4 |
| Natural gas and oil production | **85.6** | (296.7) | 122.3 |
| Construction materials and contracting | **29.6** | 47.1 | 30.2 |
| Other | **21.0** | 7.3 | 10.8 |
| Earnings (loss) before discontinued operations | **243.3** | (124.0) | 293.0 |
| Loss from discontinued operations, net of tax | **(3.3)** | – | – |
| Earnings (loss) on common stock | **$240.0** | $(124.0) | $293.0 |
| Earnings (loss) per common share – basic: | | | |
| Earnings (loss) before discontinued operations | **$ 1.29** | $ (.67) | $ 1.60 |
| Discontinued operations, net of tax | **(.01)** | – | – |
| Earnings (loss) per common share – basic | **$ 1.28** | $ (.67) | $ 1.60 |
| Earnings (loss) per common share – diluted: | | | |
| Earnings (loss) before discontinued operations | **$ 1.29** | $ (.67) | $ 1.59 |
| Discontinued operations, net of tax | **(.02)** | – | – |
| Earnings (loss) per common share – diluted | **$ 1.27** | $ (.67) | $ 1.59 |
| Return on average common equity | **9.1%** | (4.9)% | 11.0% |

**2010 compared to 2009** Consolidated earnings for 2010 were $240.0 million compared to a loss of $124.0 million in 2009. This increase was due to:

- Absence of the 2009 noncash write-down of natural gas and oil properties of $384.4 million (after tax), higher average realized oil prices, increased oil production and lower general and administrative expense, partially offset by lower average realized natural gas prices, decreased natural gas production and higher production taxes at the natural gas and oil production business
- A $13.8 million (after tax) gain on the sale of the Brazilian Transmission Lines, as discussed in Item 8 – Note 4, as well as a $3.3 million (after tax) loss from discontinued operations, as discussed in Item 8 – Note 3. Both of these items are included in the Other category.

Partially offsetting these increases were:

- Lower liquid asphalt oil, ready-mixed concrete and asphalt margins and volumes, as well as decreased construction margins, partially offset by lower selling, general and administrative expense at the construction materials and contracting segment
- Higher operation and maintenance expense, primarily due to a natural gas gathering arbitration charge of $16.5 million (after tax) and lower gathering volumes, partially offset by higher storage services revenue at the pipeline and energy services business

**2009 compared to 2008** Consolidated loss for 2009 was $124.0 million compared to earnings of $293.0 million in 2008. This decrease was due to:

- A noncash write-down of natural gas and oil properties of $384.4 million (after tax) as well as lower average realized natural gas and oil prices of 30 percent and 42 percent, respectively and decreased natural gas production of 13 percent, partially offset by the absence of the 2008 noncash write-down of natural gas and oil properties of $84.2 million (after tax), lower depreciation, depletion and amortization expense and lower production taxes at the natural gas and oil production business
- Lower construction workloads, partially offset by lower general and administrative expense at the construction services business

Partially offsetting these decreases were:

- Increased earnings from liquid asphalt oil and asphalt operations, as well as lower selling, general and administrative expense at the construction materials and contracting business
- Increased volumes transported to storage, higher storage services revenue and lower operation and maintenance expense at the pipeline and energy services business

## Financial and Operating Data

Below are key financial and operating data for each of the Company's businesses.

### Electric

| Years ended December 31, | **2010** | 2009 | 2008 |
|---|---|---|---|
| | (Dollars in millions, where applicable) | | |
| Operating revenues | **$211.6** | $196.2 | $208.3 |
| Operating expenses: | | | |
| Fuel and purchased power | **63.1** | 65.7 | 75.4 |
| Operation and maintenance | **63.8** | 60.7 | 64.8 |
| Depreciation, depletion and amortization | **27.3** | 24.7 | 24.0 |
| Taxes, other than income | **9.1** | 8.4 | 8.7 |
| | **163.3** | 159.5 | 172.9 |
| Operating income | **48.3** | 36.7 | 35.4 |
| Earnings | **$ 28.9** | $ 24.1 | $ 18.7 |
| Retail sales (million kWh) | **2,785.7** | 2,663.5 | 2,663.4 |
| Sales for resale (million kWh) | **58.3** | 90.8 | 223.8 |
| Average cost of fuel and purchased power per kWh | **$ .021** | $ .023 | $ .025 |

**2010 compared to 2009** Electric earnings increased $4.8 million (20 percent) compared to the prior year due to:

- Higher electric retail sales margins, primarily due to implementation of higher rates in Wyoming, as well as interim rates in North Dakota
- Higher retail sales volumes of 5 percent, primarily to residential and small commercial and industrial customers, reflecting increased customers and demand

Partially offsetting these increases were:

- Higher operation and maintenance expense of $1.8 million (after tax), primarily costs due to storm damage, as well as expenses at Wygen III, which commenced operation in the second quarter of 2010
- Lower other income of $1.6 million (after tax), primarily lower allowance for funds used during construction related to electric generation projects, which were placed in service in 2010
- Increased depreciation, depletion and amortization expense of $1.6 million (after tax), including the effects of higher property, plant and equipment balances
- Higher net interest expense of $1.3 million (after tax), resulting from higher average borrowings and lower capitalized interest

**2009 compared to 2008** Electric earnings increased $5.4 million (28 percent) compared to the prior year due to:

- Higher other income, primarily allowance for funds used during construction of $5.0 million (after tax)
- Lower operation and maintenance expense of $2.3 million (after tax), largely payroll and benefit-related costs

Partially offsetting these increases were decreased sales for resale margins due to lower average rates of 31 percent and decreased volumes of 59 percent due to lower market demand and decreased plant generation.

## Natural Gas Distribution

| Years ended December 31, | **2010** | 2009 | 2008 |
|---|---|---|---|
| | (Dollars in millions, where applicable) | | |
| Operating revenues | **$892.7** | $1,072.8 | $1,036.1 |
| Operating expenses: | | | |
| Purchased natural gas sold | **589.3** | 757.6 | 757.6 |
| Operation and maintenance | **137.4** | 140.5 | 123.6 |
| Depreciation, depletion and amortization | **43.0** | 42.7 | 32.6 |
| Taxes, other than income | **47.3** | 55.1 | 45.4 |
| | **817.0** | 995.9 | 959.2 |
| Operating income | **75.7** | 76.9 | 76.9 |
| Earnings | **$ 37.0** | $ 30.8 | $ 34.8 |
| Volumes (MMdk): | | | |
| Sales | **95.5** | 102.7 | 87.9 |
| Transportation | **135.8** | 132.7 | 103.5 |
| Total throughput | **231.3** | 235.4 | 191.4 |
| Degree days (% of normal)* | | | |
| Montana-Dakota | **98%** | 104% | 103% |
| Cascade | **96%** | 105% | 108% |
| Intermountain | **100%** | 107% | 90% |
| Average cost of natural gas, including transportation, per dk | **$ 6.17** | $ 7.38 | $ 8.14 |

** Degree days are a measure of the daily temperature-related demand for energy for heating.*
*Note: Intermountain was acquired on October 1, 2008. For further information, see Item 8 – Note 2.*

**2010 compared to 2009** The natural gas distribution business experienced an increase in earnings of $6.2 million (20 percent) compared to the prior year due to:

- An income tax benefit of $4.8 million related to a reduction in deferred income taxes associated with property, plant and equipment
- Lower operation and maintenance expense of $2.7 million (after tax), largely lower bad debt expense and benefit-related costs
- Higher nonregulated energy-related services of $1.4 million (after tax), including pipeline project activity
- Lower net interest expense of $1.3 million (after tax), primarily due to higher capitalized interest and lower average borrowings
- Higher other income of $1.1 million (after tax), primarily allowance for funds used during construction due to higher rates
- Increased demand-related transportation volumes of $900,000 (after tax), primarily industrial customers

Partially offsetting these increases were decreased retail sales volumes, largely resulting from warmer weather than last year.

**2009 compared to 2008** The natural gas distribution business experienced a decrease in earnings of $4.0 million (11 percent) compared to the prior year due to:

- Absence of a $4.4 million (after tax) gain on the sale of Cascade's natural gas management service in June 2008
- Lower earnings from energy-related services of $2.0 million (after tax)

Partially offsetting these decreases was lower operation and maintenance expense at existing operations of $2.2 million (after tax), including lower payroll and benefit-related costs.

## Construction Services

| Years ended December 31, | **2010** | 2009 | 2008 |
|---|---|---|---|
| | | (In millions) | |
| Operating revenues | **$789.1** | $819.0 | $1,257.3 |
| Operating expenses: | | | |
| Operation and maintenance | **719.7** | 736.3 | 1,122.7 |
| Depreciation, depletion and amortization | **12.1** | 12.8 | 13.4 |
| Taxes, other than income | **23.9** | 25.7 | 39.7 |
| | **755.7** | 774.8 | 1,175.8 |
| Operating income | **33.4** | 44.2 | 81.5 |
| Earnings | **$ 18.0** | $ 25.6 | $ 49.8 |

**2010 compared to 2009** Construction services earnings decreased $7.6 million (30 percent) compared to the prior year, primarily due to lower construction workloads and margins, which reflect the effects of the economic downturn. Lower general and administrative expense of $7.9 million (after tax), largely lower payroll-related costs and lower bad debt expense partially offset the earnings decrease. Lower construction workloads and margins in the Western and Central regions were partially offset by higher construction workloads and margins in the Mountain region.

**2009 compared to 2008** Construction services earnings decreased $24.2 million (49 percent) compared to the prior year, primarily due to lower construction workloads, largely in the Western region, partially offset by lower general and administrative expense of $6.7 million (after tax), largely payroll-related.

## Pipeline and Energy Services

| Years ended December 31, | **2010** | 2009 | 2008 |
|---|---|---|---|
| | | (Dollars in millions) | |
| Operating revenues | **$329.8** | $307.8 | $532.2 |
| Operating expenses: | | | |
| Purchased natural gas sold | **153.9** | 138.8 | 373.9 |
| Operation and maintenance | **90.6** | 63.1 | 73.8 |
| Depreciation, depletion and amortization | **26.0** | 25.5 | 23.6 |
| Taxes, other than income | **13.0** | 11.0 | 11.3 |
| | **283.5** | 238.4 | 482.6 |
| Operating income | **46.3** | 69.4 | 49.6 |
| Earnings | **$ 23.2** | $ 37.8 | $ 26.4 |
| Transportation volumes (MMdk) | **140.5** | 163.3 | 138.0 |
| Gathering volumes (MMdk) | **77.2** | 92.6 | 102.1 |
| Customer natural gas storage balance (MMdk): | | | |
| Beginning of period | **61.5** | 30.6 | 50.2 |
| Net injection (withdrawal) | **(2.7)** | 30.9 | (19.6) |
| End of period | **58.8** | 61.5 | 30.6 |

**2010 compared to 2009** Pipeline and energy services earnings decreased $14.6 million (39 percent) largely due to:

- Higher operation and maintenance expense, primarily due to a natural gas gathering arbitration charge of $26.6 million ($16.5 million after tax), as discussed in Item 8 – Note 19, partially offset by lower costs related to natural gas storage litigation, largely due to an insurance recovery. The natural gas storage litigation was settled in July 2009.
- Lower gathering volumes of $4.2 million (after tax), largely resulting from customers experiencing normal production declines
- Decreased transportation volumes of $2.0 million (after tax), largely lower volumes transported to storage resulting from decreased customer demand

Partially offsetting the earnings decrease was higher storage services revenue of $6.0 million (after tax), largely higher storage balances.

**2009 compared to 2008** Pipeline and energy services earnings increased $11.4 million (44 percent) largely due to:

- Increased transportation volumes of $4.9 million (after tax), largely volumes transported to storage
- Lower operation and maintenance expense of $4.5 million (after tax), largely associated with the natural gas storage litigation, which was settled in July 2009
- Higher storage services revenues of $3.1 million (after tax)
- Higher gathering rates of $2.2 million (after tax)

Partially offsetting the earnings improvement were decreased gathering volumes of 9 percent. Results also reflect lower operating revenues and lower purchased natural gas sold, both related to lower natural gas prices. The previous table also reflects lower operation and maintenance expense and revenues related to energy-related service projects.

## Natural Gas and Oil Production

| Years ended December 31, | 2010 | 2009 | 2008 |
|---|---|---|---|
| | (Dollars in millions, where applicable) | | |
| Operating revenues: | | | |
| Natural gas | **$219.6** | $ 292.3 | $482.8 |
| Oil | **214.8** | 147.4 | 229.3 |
| Other | **–** | – | .2 |
| | **434.4** | 439.7 | 712.3 |
| Operating expenses: | | | |
| Purchased natural gas sold | **–** | – | .1 |
| Operation and maintenance: | | | |
| Lease operating costs | **68.5** | 70.1 | 82.0 |
| Gathering and transportation | **23.5** | 24.0 | 24.8 |
| Other | **32.5** | 39.2 | 41.0 |
| Depreciation, depletion and amortization | **130.5** | 129.9 | 170.2 |
| Taxes, other than income: | | | |
| Production and property taxes | **35.5** | 29.1 | 54.7 |
| Other | **.7** | .8 | .8 |
| Write-down of natural gas and oil properties | **–** | 620.0 | 135.8 |
| | **291.2** | 913.1 | 509.4 |
| Operating income (loss) | **143.2** | (473.4) | 202.9 |
| Earnings (loss) | **$ 85.6** | $ (296.7) | $122.3 |
| Production: | | | |
| Natural gas (MMcf) | **50,391** | 56,632 | 65,457 |
| Oil (MBbls) | **3,262** | 3,111 | 2,808 |
| Total Production (MMcfe) | **69,963** | 75,299 | 82,303 |
| Average realized prices (including hedges): | | | |
| Natural gas (per Mcf) | **$ 4.36** | $ 5.16 | $ 7.38 |
| Oil (per Bbl) | **$65.85** | $ 47.38 | $81.68 |
| Average realized prices (excluding hedges): | | | |
| Natural gas (per Mcf) | **$ 3.57** | $ 2.99 | $ 7.29 |
| Oil (per Bbl) | **$66.71** | $ 49.76 | $82.28 |
| Average depreciation, depletion and amortization rate, per equivalent Mcf | **$ 1.77** | $ 1.64 | $ 2.00 |
| Production costs, including taxes, per equivalent Mcf: | | | |
| Lease operating costs | **$ .98** | $ .93 | $ 1.00 |
| Gathering and transportation | **.34** | .32 | .30 |
| Production and property taxes | **.51** | .39 | .66 |
| | **$ 1.83** | $ 1.64 | $ 1.96 |

**2010 compared to 2009** The natural gas and oil production business reported earnings of $85.6 million in 2010 compared to a loss of $296.7 million in 2009 due to:

- Absence of the 2009 noncash write-down of natural gas and oil properties of $384.4 million (after tax), as discussed in Item 8 – Note 1
- Higher average realized oil prices of 39 percent

- Increased oil production of 5 percent, largely related to drilling activity in the Bakken area, partially offset by normal production declines at certain existing properties
- Lower general and administrative expense of $4.2 million (after tax), including the absence of rig contract termination costs in 2009
- Lower net interest expense of $1.3 million (after tax), primarily due to lower average borrowings and higher capitalized interest, partially offset by higher effective interest rates

Partially offsetting these increases were:

- Lower average realized natural gas prices of 16 percent
- Decreased natural gas production of 11 percent, largely related to normal production declines at existing properties, partially offset by production from the Green River Basin properties, which were acquired in April 2010, as discussed in Item 8 – Note 2
- Higher production and property taxes of $4.0 million (after tax), largely resulting from higher natural gas and oil prices excluding hedges

**2009 compared to 2008** The natural gas and oil production business experienced a loss of $296.7 million in 2009 compared to earnings of $122.3 million in 2008 due to:

- A noncash write-down of natural gas and oil properties of $384.4 million (after tax) in 2009, partially offset by the absence of the 2008 noncash write-down of natural gas and oil properties of $84.2 million (after tax), both discussed in Item 8 – Note 1
- Lower average realized natural gas and oil prices of 30 percent and 42 percent, respectively
- Decreased natural gas production of 13 percent, largely related to normal production declines at certain properties

Partially offsetting these decreases were:

- Lower depreciation, depletion and amortization expense of $25.0 million (after tax), due to lower depletion rates and decreased combined production. The lower depletion rates are largely the result of the write-downs of natural gas and oil properties in December 2008 and March 2009.
- Lower production taxes of $15.8 million (after tax) associated largely with lower average prices
- Increased oil production of 11 percent, largely related to drilling activity in the Bakken area, partially offset by normal production declines at certain properties
- Decreased lease operating expenses of $7.3 million (after tax)

## Construction Materials and Contracting

| Years ended December 31, | **2010** | 2009 | 2008 |
|---|---|---|---|
| | | (Dollars in millions) | |
| Operating revenues | **$1,445.1** | $1,515.1 | $1,640.7 |
| Operating expenses: | | | |
| Operation and maintenance | **1,260.4** | 1,292.0 | 1,437.9 |
| Depreciation, depletion and amortization | **88.3** | 93.6 | 100.9 |
| Taxes, other than income | **33.4** | 36.2 | 39.1 |
| | **1,382.1** | 1,421.8 | 1,577.9 |
| Operating income | **63.0** | 93.3 | 62.8 |
| Earnings | **$ 29.6** | $ 47.1 | $ 30.2 |
| Sales (000's): | | | |
| Aggregates (tons) | **23,349** | 23,995 | 31,107 |
| Asphalt (tons) | **6,279** | 6,360 | 5,846 |
| Ready-mixed concrete (cubic yards) | **2,764** | 3,042 | 3,729 |

**2010 compared to 2009** Earnings at the construction materials and contracting business decreased $17.5 million (37 percent) due to:

- Lower earnings of $11.1 million (after tax), as a result of lower liquid asphalt oil margins and volumes, largely due to increased competition
- Lower earnings of $7.3 million (after tax) resulting from lower ready-mixed concrete margins and volumes, primarily due to less available work and increased competition

- Decreased construction margins of $7.1 million (after tax), largely due to increased competition
- Lower earnings of $5.7 million (after tax) resulting from lower asphalt margins and volumes, primarily due to increased competition, as well as higher asphalt oil costs

Partially offsetting the decreases were lower selling, general and administrative expense of $8.2 million (after tax) and higher gains on the sale of property, plant and equipment of $5.5 million (after tax). Increased competition is largely the result of the continuing economic downturn in the residential and commercial markets.

**2009 compared to 2008** Earnings at the construction materials and contracting business increased $16.9 million (56 percent) due to:

- Higher earnings of $17.2 million (after tax) resulting from higher liquid asphalt oil and asphalt volumes and margins
- Lower selling, general and administrative expense of $14.6 million (after tax), largely the result of cost reduction measures
- Higher aggregate margins of $8.3 million (after tax)

Partially offsetting the increases were:

- Lower aggregate and ready-mixed concrete sales volumes as a result of the continuing economic downturn
- Lower gains on the sale of property, plant and equipment of $5.5 million (after tax)

### Other and Intersegment Transactions

Amounts presented in the preceding tables will not agree with the Consolidated Statements of Income due to the Company's other operations and the elimination of intersegment transactions. The amounts relating to these items are as follows:

| Years ended December 31, | **2010** | 2009 | 2008 |
|---|---|---|---|
| | | (In millions) | |
| Other: | | | |
| Operating revenues | **$ 7.7** | $ 9.5 | $ 10.5 |
| Operation and maintenance | **4.8** | 8.1 | 5.9 |
| Depreciation, depletion and amortization | **1.6** | 1.3 | 1.3 |
| Taxes, other than income | **.5** | .3 | .4 |
| Intersegment transactions: | | | |
| Operating revenues | **$200.7** | $183.6 | $394.1 |
| Purchased natural gas sold | **175.4** | 156.7 | 365.7 |
| Operation and maintenance | **25.3** | 26.9 | 28.4 |

For further information on intersegment eliminations, see Item 8 – Note 15.

## Prospective Information

The following information highlights the key growth strategies, projections and certain assumptions for the Company and its subsidiaries and other matters for certain of the Company's businesses. Many of these highlighted points are "forward-looking statements." There is no assurance that the Company's projections, including estimates for growth and changes in earnings, will in fact be achieved. Please refer to assumptions contained in this section, as well as the various important factors listed in Item 1A – Risk Factors. Changes in such assumptions and factors could cause actual future results to differ materially from the Company's growth and earnings projections.

### MDU Resources Group, Inc.

- Earnings per common share for 2011, diluted, are projected in the range of $1.05 to $1.30. The Company expects the approximate percentage of 2011 earnings per common share by quarter to be:
  - First quarter – 15 percent
  - Second quarter – 20 percent
  - Third quarter – 35 percent
  - Fourth quarter – 30 percent
- Although near term market conditions are uncertain, the Company's long-term compound annual growth goals on earnings per share from operations are in the range of 7 percent to 10 percent.
- The Company continually seeks opportunities to expand through strategic acquisitions and organic growth opportunities.

### Electric and natural gas distribution

- The Company continues to realize efficiencies and enhanced service levels through its efforts to standardize operations, share services and consolidate back-office functions among its four utility companies.
- In April 2010, the Company filed an application with the NDPSC for an electric rate increase, as discussed in Item 8 – Note 18.
- In August 2010, the Company filed an application with the MTPSC for an electric rate increase, as discussed in Item 8 – Note 18.
- The Company is analyzing potential projects for accommodating load growth and replacing purchased power contracts with company-owned generation. The Company is reviewing the construction of natural gas-fired combustion.
- The Company is pursuing opportunities associated with the potential development of high-voltage transmission lines and system enhancements targeted towards delivery of renewable energy from the wind rich regions that lie within its traditional electric service territory to major metropolitan areas. The Company has signed a contract to develop a 30-mile high-voltage power line in southeast North Dakota to move power to the electric grid from a proposed 150-MW wind farm. The project will total approximately $20 million and will include substation upgrades. Pending regulatory approval, construction is expected to begin in 2011. The Company's customers will not bear any of the costs associated with the project as costs will be recovered through an approved interconnect tariff.
- The South Dakota Board of Minerals and Environment has approved rules implementing the South Dakota Regional Haze Program that upon approval by the EPA will require the Big Stone Station to install and operate a BART air quality control system to reduce emissions of particulate matter, sulfur dioxide and nitrogen oxides as early as January 2016. The Company's share of the cost of this air quality control system could exceed $100 million. At this time the Company believes continuing to operate Big Stone Station with the upgrade is the best option; however, the Company will continue to review alternatives. The Company intends to seek recovery of costs related to the above matter in electric rates charged to customers.

### Construction services

- Work backlog as of December 31, 2010, was approximately $373 million, which is comparable to the December 31, 2009, backlog and $56 million higher than the September 30, 2010, backlog of $317 million. The backlog includes a variety of projects such as substation and line construction, solar and other commercial, institutional and industrial projects including refinery work.
- As a result of the continued slow economic recovery, the Company anticipates margins in 2011 to be comparable to 2010 levels.
- The Company is pursuing expansion in high-voltage transmission and substation construction, renewable resource construction, governmental facilities, refinery turnaround projects and utility service work.
- The Company continues to focus on costs and efficiencies to enhance margins. Selling, general and administrative expenses are down 31 percent in 2010 as compared to 2008, the peak earnings year for this segment.
- With its highly skilled technical workforce, this group is prepared to take advantage of government stimulus spending on transmission infrastructure.

### Pipeline and energy services

- The Company continues to pursue expansion of facilities and services offered to customers. Energy development within its geographic region, which includes portions of Colorado, Wyoming, Montana and North Dakota, is expanding, most notably the Bakken of North Dakota and eastern Montana. The Company owns an extensive natural gas pipeline system in the Bakken area. Ongoing energy development is expected to have many direct and indirect benefits to this business.
- The Company continues to pursue the expansion of its existing natural gas pipeline in the Bakken production area in northwestern North Dakota. It is currently soliciting customer interest in a 27 MMcf per day expansion of capacity out of the area targeted for late 2011.
- Final agreements have been executed to construct approximately 12 miles of high pressure transmission pipeline providing takeaway capacity for processed natural gas in northwestern North Dakota. The project is expected to be completed in the fourth quarter. The Company believes it is in a good position to provide similar services for other natural gas processing facilities in the area.
- The Company has three natural gas storage fields including the largest storage field in North America located near Baker, Montana. The Company continues to see strong interest in its storage services and is pursuing a project to increase its firm deliverability from the Baker Storage field by 125 MMcf per day. The Company has received commitment on approximately 30 percent of the total potential project and is moving forward on this phase with a projected in-service date of November 2011, subject to regulatory approval.

## Natural gas and oil production

- The Company expects to spend approximately $306 million in capital expenditures in 2011. The Company continues its focus on returns by allocating a growing portion of its capital investment into the production of oil in the current commodity price environment. The Company's capital program reflects further exploitation of existing properties, acquisition of additional leasehold acreage, and exploratory drilling. The 2011 planned capital expenditure total does not include potential acquisitions of producing properties.
- For 2011, the Company expects a 5 percent to 10 percent increase in oil production offset by a 4 percent to 8 percent decrease in natural gas production. If natural gas prices recover, the Company believes it is positioned to spend additional capital on drilling its low cost natural gas properties.
- Bakken – Mountrail County, North Dakota
  - The Company owns approximately 16,000 net acres of leaseholds targeting the middle Bakken and Three Forks formations with average production of approximately 3,700 net Bbls per day. The drilling of 13 operated and participation in various non-operated wells is planned for 2011 with approximately $52 million of capital expenditures. The Company plans to drill 12 wells annually for the two-year period 2012 through 2013.
  - Over 50 future well sites have been identified, 20 middle Bakken infill locations and the remainder Three Forks locations. Estimated gross ultimate recovery per well for the middle Bakken wells is 250,000 Bbls to 400,000 Bbls.
- Bakken – Stark County, North Dakota
  - The Company holds approximately 50,000 net exploratory leasehold acres, targeting the Three Forks formation. The first test well was recently completed, the Kostelecky 31-6H, with an initial 24-hour production rate of 1,257 Bbls of oil and 519 Mcf of gas, or 1,343 Bbls of oil equivalents. Its second test well, the Oukrop 34-34H, was also recently completed. While it has not been production tested, initial flow back of fluids is less than expected. A third test well, Wock 14-11H, is drilled and waiting on completion. The Company anticipates drilling 6 additional operated wells on this acreage and participating in various non-operated wells in Stark County in 2011 with capital of approximately $37 million.
  - Based on well results, the Company plans to drill 12 or more wells annually beginning in 2012.
  - Based on 640-acre spacing, the acreage holds over 75 potential drill sites. Estimated gross ultimate recovery rates per well are 250,000 to 500,000 Bbls of oil equivalents. Based on initial well results and results by other producers, the play appears promising.
- Bakken
  - In the second quarter of 2011, the Company plans to add an additional drilling rig in the Bakken.
- Niobrara – southeastern Wyoming
  - The Company holds approximately 65,000 net exploratory leasehold acres in this emerging oil play. The Company is completing seismic evaluation work on this acreage and expects to begin drilling two exploratory wells in 2011.
  - If successful, the Company plans to initiate a drilling program of approximately 12 wells annually starting in 2012.
  - The Company also expects to participate in various non-operated wells in the Niobrara.
  - The Company has more than 100 future locations on this acreage based on 640-acre spacing. Although this is an emerging exploratory play, early results by certain other producers appear promising.
- Texas
  - Based on low natural gas prices, the Company is targeting areas that have the potential for higher liquids content. The Company has approximately $48 million of capital targeted in 2011.
- Other opportunities
  - The Company holds approximately 80,000 net exploratory leasehold acres in the Heath Shale oil prospect in Montana. Plans include drilling a test well in 2011.
  - The Company continues to pursue acquisitions of additional leaseholds. Approximately $50 million of capital has been allocated to leasehold acquisitions in 2011, focusing on expansion of existing positions and new opportunities.
- Reserve information
  - For additional information on the Company's reserves, see Item 8 – Supplementary Financial Information. The December 31, 2010, proved reserve figure does not yet include reserves for the Company's acreage in the Bakken – Stark County or Niobrara areas because of the exploratory nature of these plays.

- Earnings guidance reflects estimated natural gas and oil prices for February through December as follows:

| Index* | Price Per Mcf/Bbl |
|---|---|
| Natural gas: | |
| NYMEX | $4.25 to $4.75 |
| Ventura | $4.00 to $4.50 |
| CIG | $3.75 to $4.25 |
| Oil: | |
| NYMEX | $85.00 to $90.00 |

** Ventura is an index pricing point related to Northern Natural Gas Co.'s system; CIG is an index pricing point related to Colorado Interstate Gas Co.'s system.*

- For 2011, the Company has hedged approximately 45 percent to 50 percent of its estimated natural gas production and 60 percent to 65 percent of its estimated oil production. For 2012, the Company has hedged 15 percent to 20 percent of its estimated natural gas production and 35 percent to 40 percent of its estimated oil production. The hedges that are in place as of February 14, 2011, are summarized in the following chart:

| Commodity | Type | Index | Period Outstanding | Forward Notional Volume (MMBtu/Bbl) | Price (Per MMBtu/Bbl) |
|---|---|---|---|---|---|
| Natural Gas | Collar | NYMEX | 1/11 - 3/11 | 450,000 | $5.62-$6.50 |
| Natural Gas | Swap | HSC | 1/11 - 12/11 | 1,350,500 | $8.00 |
| Natural Gas | Swap | NYMEX | 1/11 - 12/11 | 4,015,000 | $6.1027 |
| Natural Gas | Swap | NYMEX | 1/11 - 12/11 | 3,650,000 | $5.4975 |
| Natural Gas | Swap | NYMEX | 1/11 - 12/11 | 3,650,000 | $4.58 |
| Natural Gas | Swap | NYMEX | 2/11 - 12/11 | 3,340,000 | $4.70 |
| Natural Gas | Swap | NYMEX | 2/11 - 12/11 | 3,340,000 | $4.75 |
| Natural Gas | Swap | NYMEX | 4/11 - 10/11 | 2,140,000 | $4.775 |
| Natural Gas | Swap | NYMEX | 1/12 - 12/12 | 3,477,000 | $6.27 |
| Natural Gas | Swap | NYMEX | 1/12 - 12/12 | 1,830,000 | $5.005 |
| Natural Gas | Swap | NYMEX | 1/12 - 12/12 | 915,000 | $5.005 |
| Natural Gas | Swap | NYMEX | 1/12 - 12/12 | 915,000 | $5.0125 |
| Crude Oil | Collar | NYMEX | 1/11 - 12/11 | 547,500 | $80.00-$94.00 |
| Crude Oil | Collar | NYMEX | 1/11 - 12/11 | 365,000 | $80.00-$89.00 |
| Crude Oil | Collar | NYMEX | 1/11 - 12/11 | 182,500 | $77.00-$86.45 |
| Crude Oil | Collar | NYMEX | 1/11 - 12/11 | 182,500 | $75.00-$88.00 |
| Crude Oil | Swap | NYMEX | 1/11 - 12/11 | 365,000 | $81.35 |
| Crude Oil | Swap | NYMEX | 1/11 - 12/11 | 182,500 | $85.85 |
| Crude Oil | Put Option | NYMEX | 1/11 - 12/11 | 365,000 | $80.00* |
| Crude Oil | Call Option | NYMEX | 3/11 - 12/11 | 306,000 | $103.00* |
| Crude Oil | Collar | NYMEX | 1/12 - 12/12 | 366,000 | $80.00-$87.80 |
| Crude Oil | Collar | NYMEX | 1/12 - 12/12 | 366,000 | $80.00-$94.50 |
| Crude Oil | Collar | NYMEX | 1/12 - 12/12 | 366,000 | $80.00-$98.36 |
| Crude Oil | Collar | NYMEX | 1/12 - 12/12 | 183,000 | $85.00-$102.75 |
| Crude Oil | Collar | NYMEX | 1/12 - 12/12 | 183,000 | $85.00-$103.00 |
| Crude Oil | Swap | NYMEX | 1/12 - 12/12 | 183,000 | $100.10 |
| Crude Oil | Swap | NYMEX | 1/12 - 12/12 | 183,000 | $100.00 |
| Natural Gas | Basis Swap | Ventura | 1/11 - 3/11 | 450,000 | $0.135 |
| Natural Gas | Basis Swap | CIG | 1/11 - 12/11 | 4,015,000 | $0.395 |
| Natural Gas | Basis Swap | Ventura | 1/11 - 12/11 | 3,650,000 | $0.15 |
| Natural Gas | Basis Swap | Ventura | 2/11 - 12/11 | 1,670,000 | $0.15 |
| Natural Gas | Basis Swap | Ventura | 2/11 - 12/11 | 835,000 | $0.16 |
| Natural Gas | Basis Swap | Ventura | 2/11 - 12/11 | 3,340,000 | $0.16 |
| Natural Gas | Basis Swap | Ventura | 2/11 - 12/11 | 4,175,000 | $0.155 |
| Natural Gas | Basis Swap | CIG | 1/12 - 12/12 | 2,745,000 | $0.405 |
| Natural Gas | Basis Swap | CIG | 1/12 - 12/12 | 732,000 | $0.41 |

** Deferred premium of $4.00.*

*Notes:*

- *Ventura is an index pricing point related to Northern Natural Gas Co.'s system; CIG is an index pricing point related to Colorado Interstate Gas Co.'s system; HSC is the Houston Ship Channel hub in southeast Texas which connects to several pipelines.*
- *For all basis swaps, Index prices are below NYMEX prices and are reported as a positive amount in the Price column.*

### Construction materials and contracting

- Work backlog as of December 31, 2010, was approximately $420 million, with 94 percent of construction backlog being public work and private representing 6 percent. In the Company's peak earnings year of 2006, private backlog represented 40 percent of construction backlog. Total backlog at December 31, 2009, was $459 million.
- Examples of projects in work backlog include several highway paving projects, airports, bridge work, reclamation and harbor deepening projects.
- The Company was recently identified as the apparent low bidder on the Port of Long Beach expansion. Upon final bid approval, the Company's share of the project for this phase is expected to exceed $30 million. This project is not included in the December 31, 2010, backlog.
- As a result of the continued slow recovery in the residential and commercial markets and uncertainty in federal and state transportation funding, the Company expects overall 2011 volumes and margins to be comparable to 2010.
- However, the Company has several significant multi-year projects it will place bids on in 2011 including a light rail project in Hawaii, work on a Texas military base and a major expansion of a computer chip manufacture facility in Oregon. The Company also expects to place a new asphalt oil terminal into service in late 2011 in Wyoming.
- Federal transportation stimulus of $7.9 billion was directed to states where the Company operates. Of that amount, 63 percent was spent as of year end, with the majority of the remaining $2.9 billion to be spent during the remainder of 2011.
- The Company continues to pursue work related to energy projects, such as wind towers, transmission projects, geothermal and refineries. It is also pursuing opportunities for expansion of its existing business lines including initiatives aimed at capturing additional market share and expansion into new markets.
- The Company has a strong emphasis on operational efficiencies and cost reduction. Selling, general and administrative expenses are down 38 percent in 2010 as compared to 2006, the peak earnings year for this segment.
- As the country's 6th largest sand and gravel producer, the Company will continue to strategically manage its 1.1 billion tons of aggregate reserves in all its markets, as well as take further advantage of being vertically integrated.

## New Accounting Standards

For information regarding new accounting standards, see Item 8 – Note 1.

## Critical Accounting Policies Involving Significant Estimates

The Company has prepared its financial statements in conformity with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. The Company's significant accounting policies are discussed in Item 8 – Note 1.

Estimates are used for items such as impairment testing of long-lived assets, goodwill and natural gas and oil properties; fair values of acquired assets and liabilities under the purchase method of accounting; natural gas and oil reserves; aggregate reserves; property depreciable lives; tax provisions; uncollectible accounts; environmental and other loss contingencies; accumulated provision for revenues subject to refund; costs on construction contracts; unbilled revenues; actuarially determined benefit costs; asset retirement obligations; the valuation of stock-based compensation; and the fair value of derivative instruments. The Company's critical accounting policies are subject to judgments and uncertainties that affect the application of such policies. As discussed below, the Company's financial position or results of operations may be materially different when reported under different conditions or when using different assumptions in the application of such policies.

As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates. The following critical accounting policies involve significant judgments and estimates.

### Natural gas and oil properties

Estimates of proved reserves were prepared in accordance with guidelines established by the industry and the SEC. The estimates are arrived at using actual historical wellhead production trends and/or standard reservoir engineering methods utilizing available geological, geophysical, engineering and economic data. The extent, quality and reliability of this data can vary. Other factors used in the reserve estimates are prices, estimates of well operating and future development costs, taxes, timing of operations, and the interests owned by the

Company in the properties. These estimates are refined as new information becomes available.

As these estimates change, calculated proved reserves may change. Changes in proved reserve quantities impact the Company's depreciation, depletion and amortization expense since the Company uses the units-of-production method to amortize its natural gas and oil properties. The proved reserves are also used as the basis for the disclosures in Item 8 – Supplementary Financial Information and are the underlying basis of the "ceiling test" for the Company's natural gas and oil properties.

The Company uses the full-cost method of accounting for its natural gas and oil production activities. Under this method, capitalized costs are subject to a "ceiling test" that limits such costs to the aggregate of the present value of future net cash flows from proved reserves discounted at 10 percent, as mandated under the rules of the SEC, plus the cost of unproved properties not subject to amortization, less applicable income taxes. Future net revenue was estimated based on end-of-quarter spot market prices adjusted for contracted price changes prior to the fourth quarter of 2009. Effective December 31, 2009, the Modernization of Oil and Gas Reporting rules issued by the SEC changed the pricing used to estimate reserves and associated future cash flows to SEC Defined Prices. The Company hedges a portion of its natural gas and oil production and the effects of the cash flow hedges are used in determining the full-cost ceiling. Judgments and assumptions are made when estimating and valuing reserves. There is risk that sustained downward movements in natural gas and oil prices, changes in estimates of reserve quantities and changes in operating and development costs could result in future noncash write-downs of the Company's natural gas and oil properties.



### Impairment of long-lived assets and intangibles

The Company reviews the carrying values of its long-lived assets and intangibles, excluding natural gas and oil properties, whenever events or changes in circumstances indicate that such carrying values may not be recoverable and at least annually for goodwill.

***Goodwill*** The Company performs its goodwill impairment testing annually in the fourth quarter. In addition, the test is performed on an interim basis whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. Examples of such events or circumstances may include a significant adverse change in business climate, weakness in an industry in which the Company's reporting units operate or recent significant cash or operating losses with expectations that those losses will continue.

The goodwill impairment test is a two-step process performed at the reporting unit level. The first step of the impairment test involves comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the test is complete and no impairment is recorded. If the fair value of a reporting unit is less than its carrying value, step two of the test is performed to determine the amount of impairment loss, if any. The impairment is computed by comparing the implied fair value of the reporting unit's goodwill to the carrying value of that goodwill. If the carrying value is greater than the implied fair value, an impairment loss must be recorded. For the years ended December 31, 2010, 2009 and 2008, the fair value of each reporting unit exceeded the respective carrying value and no impairment losses were recorded.

Determining the fair value of a reporting unit requires judgment and the use of significant estimates. The fair value of each reporting unit is determined using a weighted combination of income and market approaches. The Company uses a discounted cash flow methodology for its income approach and a combination of comparable transaction multiples and peer multiples for the market approach.

Under the discounted cash flow method, fair value is based on the estimated future cash flows of each reporting unit, discounted to present value using their respective weighted average cost of capital. Under the market approach, the Company estimates fair value using multiples derived from comparable sales transactions and peer data for each respective reporting unit.

***Long-Lived Assets*** Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets and intangibles due to changes in estimates of future cash flows could negatively affect the fair value of the Company's assets and result in an impairment charge. If an impairment indicator exists for tangible and intangible assets, excluding goodwill, the asset group held and used is tested for recoverability by comparing an estimate of undiscounted future cash flows attributable to the assets compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value.

There is risk involved when determining the fair value of assets, tangible and intangible, as there may be unforeseen events and changes in circumstances and market conditions that have a material impact on the estimated amount and timing of future cash flows. In addition, the fair value of the asset could be different using different estimates and assumptions in the valuation techniques used.

The Company believes its estimates used in calculating the fair value of long-lived assets, including goodwill and identifiable intangibles, are reasonable based on the information that is known when the estimates are made.

### Revenue recognition

Revenue is recognized when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collection is reasonably assured. The recognition of revenue in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of revenue. Critical estimates related to the recognition of revenue include the accumulated provision for revenues subject to refund and costs on construction contracts under the percentage-of-completion method.

Estimates for revenues subject to refund are established initially for each regulatory rate proceeding and are subject to change depending on the applicable regulatory agency's (Agency) approval of final rates. These estimates are based on the Company's analysis of its as-filed application compared to previous Agency decisions in prior rate filings by the Company and other regulated companies. The Company periodically reviews the status of its outstanding regulatory proceedings and liability assumptions and may from time to time change its liability estimates subject to known developments as the regulatory proceedings move through the regulatory review process. The accuracy of the estimates is ultimately determined when the Agency issues its final ruling on each regulatory proceeding for which revenues were subject to refund. Estimates have changed from time to time as additional information has become available as to what the ultimate outcome may be and will likely continue to change in the future as new information becomes available on each outstanding regulatory proceeding that is subject to refund.

The Company recognizes construction contract revenue from fixed-price and modified fixed-price construction contracts at its construction businesses using the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues and contract costs. Inasmuch as contract prices are generally set before the work is performed, the estimates pertaining to every project could contain significant unknown risks such as volatile labor, material and fuel costs, weather delays, adverse project site conditions, unforeseen actions by regulatory agencies, performance by subcontractors, job management and relations with project owners.

Several factors are evaluated in determining the bid price for contract work. These include, but are not limited to, the complexities of the job, past history performing similar types of work, seasonal weather patterns, competition and market conditions, job site conditions, work force safety, reputation of the project owner, availability of labor, materials and fuel, project location and project completion dates. As a project commences, estimates are continually monitored and revised as information becomes available and actual costs and conditions surrounding the job become known. If a loss is anticipated on a contract, the loss is immediately recognized.

The Company believes its estimates surrounding percentage-of-completion accounting are reasonable based on the information that is known when the estimates are made. The Company has contract administration, accounting and management control systems in place that allow its estimates to be updated and monitored on a regular basis. Because of the many factors that are evaluated in determining bid prices, it is inherent that the Company's estimates have changed in the past and will continually change in the future as new information becomes available for each job.

### Pension and other postretirement benefits

The Company has noncontributory defined benefit pension plans and other postretirement benefit plans for certain eligible employees. Various actuarial assumptions are used in calculating the benefit expense (income) and liability (asset) related to these plans. Costs of providing pension and other postretirement benefits bear the risk of change, as they are dependent upon numerous factors based on assumptions of future conditions.

The Company makes various assumptions when determining plan costs, including the current discount rates and the expected long-term return on plan assets, the rate of compensation increases and healthcare cost trend rates. In selecting the expected long-term return on plan assets, which is considered to be one of the key variables in determining benefit expense or income, the Company considers historical returns, current market conditions and expected future market trends, including changes in interest rates and equity and bond market performance. Another key variable in determining benefit expense or income is the discount rate. In selecting the discount rate, the Company matches forecasted future cash flows of the pension and postretirement plans to a yield curve which consists of a hypothetical portfolio of high-quality corporate bonds with varying maturity dates, as well as other factors, as a basis. The Company's pension and other postretirement benefit plan assets are primarily made up of equity and fixed-income investments. Fluctuations in actual equity and bond market returns as well as changes in general interest rates may result in increased or decreased pension and other postretirement benefit costs in the future. Management estimates the rate of compensation increase based on long-term assumed wage increases and the healthcare cost trend rates are determined by historical and future trends. The Company estimates that a 25 basis point decrease in the discount rate would increase expense by less than $1 million (after tax) for the year ended December 31, 2010.

The Company believes the estimates made for its pension and other postretirement benefits are reasonable based on the information that is known when the estimates are made. These estimates and assumptions are subject to a number of variables and are expected to change in the future. Estimates and assumptions will be affected by changes in the discount rate, the expected long-term return on plan assets, the rate of compensation increase and healthcare cost trend rates. The Company plans to continue to use its current methodologies to determine plan costs. For additional information on the assumptions used in determining plan costs, please see Item 8 – Note 16.

### Income taxes

Income taxes require significant judgments and estimates including the determination of income tax expense, deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets and accruals for uncertain tax positions. The effective income tax rate is subject to variability from period to period as a result of changes in federal and state income tax rates and/or changes in tax laws. In addition, the effective tax rate may be affected by other changes including the allocation of property, payroll and revenues between states. The Company estimates that a one percent change in the effective tax rate would affect income tax expense by approximately $3.7 million for the year ended December 31, 2010.

The Company provides deferred federal and state income taxes on all temporary differences between the book and tax basis of the Company's assets and liabilities. Excess deferred income tax balances associated with the Company's rate-regulated activities have been recorded as a regulatory liability and are included in other liabilities. These regulatory liabilities are expected to be reflected as a reduction in future rates charged to customers in accordance with applicable regulatory procedures.

The Company uses the deferral method of accounting for investment tax credits and amortizes the credits on regulated electric and natural gas distribution plant over various periods that conform to the ratemaking treatment prescribed by the applicable state public service commissions.

Tax positions taken or expected to be taken in an income tax return are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes.

The Company believes its estimates surrounding income taxes are reasonable based on the information that is known when the estimates are made.

## Liquidity and Capital Commitments

At December 31, 2010, the Company had cash and cash equivalents of $222.1 million and available capacity of $609.6 million under the outstanding credit facilities of the Company and its subsidiaries.

### Cash flows

***Operating activities*** The changes in cash flows from operating activities generally follow the results of operations as discussed in Financial and Operating Data and also are affected by changes in working capital.

Cash flows provided by operating activities in 2010 decreased $295.1 million from the comparable prior period. The decrease was primarily due to higher working capital requirements of $238.0 million resulting mainly from decreased cash provided from receivables at the construction businesses and lower cash provided from natural gas costs recoverable through rate adjustments at the natural gas distribution business. In addition, excluding working capital requirements, the Company experienced decreased cash flows from operating activities at the construction and natural gas and oil production businesses, partially offset by increased cash flows from operating activities at the electric and natural gas distribution businesses.

Cash flows provided by operating activities in 2009 increased $60.5 million from the comparable prior period. Lower working capital requirements of $263.6 million were partially offset by lower income before depreciation, depletion and amortization and before the after-tax noncash write-down of natural gas and oil properties, largely the effects of lower commodity prices at the natural gas and oil production business. The lower working capital requirements were largely the result of lower receivables and lower net natural gas costs recoverable through rate adjustments at the natural gas distribution business, as well as lower working capital requirements at the other business segments.

***Investing activities*** Cash flows used in investing activities in 2010 decreased $24.2 million from the comparable prior period due to:

- Proceeds from the sale of the Company's equity method investments in the Brazilian Transmission Lines of $69.1 million
- Higher proceeds from the sale or disposition of properties and other of $49.7 million, largely at the natural gas and oil production business and construction materials and contracting business

Partially offsetting the decrease in cash flows used in investing activities were increased acquisition-related capital expenditures of $98.4 million, largely due to the acquisition of natural gas properties in the Green River Basin.

Cash flows used in investing activities in 2009 decreased $675.2 million from the comparable prior period due to:

- Lower cash used in connection with acquisitions, net of cash acquired, of $527.1 million, primarily due to the absence of the 2008 acquisitions of Intermountain and natural gas producing properties in east Texas
- Decreased ongoing capital expenditures of $297.8 million, primarily at the natural gas and oil production business

Partially offsetting the decrease in cash flows used in investing activities were lower proceeds from investments of $89.5 million and decreased net proceeds from the sale or disposition of property of $60.2 million, largely at the construction materials and contracting business.

***Financing activities*** Cash flows used in financing activities in 2010 decreased $195.2 million from the comparable prior period, primarily due to lower repayment of short-term borrowings and long-term debt of $94.8 million and $279.2 million, respectively, offset in part by lower issuance of long-term debt of $124.8 million and lower issuance of common stock of $60.2 million. Lower cash used in financing activities reflects the effects of proceeds from the sale of the Company's equity method investments and higher net proceeds from the sale and disposition of property and other, as previously discussed.

Cash flows provided by financing activities in 2009 decreased $559.6 million from the comparable prior period, primarily due to lower issuance of long-term debt and short-term borrowings, higher repayment of long-term debt, partially offset by increased issuance of common stock. Lower cash flows provided by financing activities in 2009 reflects lower ongoing capital expenditures and acquisitions, as well as increased cash provided by operating activities.

## Defined benefit pension plans

The Company has qualified noncontributory defined benefit pension plans (Pension Plans) for certain employees. Plan assets consist of investments in equity and fixed-income securities. Various actuarial assumptions are used in calculating the benefit expense (income) and liability (asset) related to the Pension Plans. Actuarial assumptions include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company within certain guidelines. At December 31, 2010, the Pension Plans' accumulated benefit obligations exceeded these plans' assets by approximately $96.9 million. Pretax pension expense reflected in the years ended December 31, 2010, 2009 and 2008, was $1.0 million, $8.2 million and $4.6 million, respectively. The Company's pension expense is currently projected to be approximately $6.5 million to $7.0 million in 2011. Funding for the Pension Plans is actuarially determined. The minimum required contributions for 2010, 2009 and 2008 were approximately $6.4 million, $7.3 million and $6.8 million, respectively. For further information on the Company's Pension Plans, see Item 8 – Note 16.

## Capital expenditures

The Company's capital expenditures for 2008 through 2010 and as anticipated for 2011 through 2013 are summarized in the following table, which also includes the Company's capital needs for the retirement of maturing long-term debt.

| | Actual | | | Estimated* | | |
|---|---|---|---|---|---|---|
| | 2008 | 2009 | **2010** | 2011 | 2012 | 2013 |
| | | | (In millions) | | | |
| Capital expenditures: | | | | | | |
| Electric | $ 73 | $115 | **$ 86** | $ 76 | $ 79 | $ 114 |
| Natural gas distribution | 398 | 44 | **75** | 80 | 66 | 54 |
| Construction services | 24 | 13 | **15** | 10 | 10 | 11 |
| Pipeline and energy services | 43 | 70 | **14** | 41 | 21 | 125 |
| Natural gas and oil production | 711 | 183 | **356** | 306 | 365 | 418 |
| Construction materials and contracting | 128 | 27 | **26** | 39 | 43 | 57 |
| Other | 1 | 3 | **2** | 17 | 1 | 1 |
| Net proceeds from sale or disposition of property and other | (87) | (27) | **(79)** | (8) | (2) | – |
| Net capital expenditures | 1,291 | 428 | **495** | 561 | 583 | 780 |
| Retirement of long-term debt | 201 | 293 | **14** | 73 | 136 | 279 |
| | $1,492 | $721 | **$509** | $634 | $719 | $1,059 |

* *The Company continues to evaluate potential future acquisitions and other growth opportunities which are dependent upon the availability of economic opportunities and, as a result, capital expenditures may vary significantly from the above estimates.*

Capital expenditures for 2010, 2009 and 2008 in the preceding table include noncash transactions, including the issuance of the Company's equity securities, in connection with acquisitions and the outstanding indebtedness related to the 2008 Intermountain acquisition. The net noncash transactions were $17.5 million in 2010, immaterial in 2009 and $97.6 million in 2008.

In 2010, the Company acquired natural gas properties in the Green River Basin in southwest Wyoming. The total purchase consideration for these properties and purchase price adjustments with respect to certain other acquisitions made prior to 2010, consisting of the Company's common stock and cash, was $106.4 million.

The 2010 capital expenditures, including those for the previously mentioned acquisitions and retirements of long-term debt, were met from internal sources and the issuance of long-term debt and the Company's equity securities. Estimated capital expenditures for the years 2011 through 2013 include those for:

- System upgrades
- Routine replacements
- Service extensions
- Routine equipment maintenance and replacements
- Buildings, land and building improvements
- Pipeline and gathering projects
- Further development of existing properties, acquisition of additional leasehold acreage and exploratory drilling at the natural gas and oil production segment
- Power generation opportunities, including certain costs for additional electric generating capacity
- Environmental upgrades
- Other growth opportunities

The Company continues to evaluate potential future acquisitions and other growth opportunities; however, they are dependent upon the availability of economic opportunities and, as a result, capital expenditures may vary significantly from the estimates in the preceding table. The Company expects the 2011 estimated capital expenditures to be funded in their entirety with cash flow generated from operations. It is anticipated that all of the funds required for capital expenditures and retirement of long-term debt for the years 2012 through 2013 will be met from various sources, including internally generated funds; the Company's credit facilities, as described below; and through the issuance of long-term debt and the Company's equity securities.

## Capital resources

Certain debt instruments of the Company and its subsidiaries, including those discussed later, contain restrictive covenants and cross-default provisions. In order to borrow under the respective credit agreements, the Company and its subsidiaries must be in compliance with the applicable covenants and certain other conditions, all of which the Company and its subsidiaries, as applicable, were in compliance with at December 31, 2010. In the event the Company and its subsidiaries do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued. For additional information on the covenants, certain other conditions and cross-default provisions, see Item 8 – Note 9.

The following table summarizes the outstanding credit facilities of the Company and its subsidiaries at December 31, 2010:

| Company | Facility | Facility Limit | Amount Outstanding | Letters of Credit | Expiration Date |
|---|---|---|---|---|---|
| | | (Dollars in millions) | | | |
| MDU Resources Group, Inc. | Commercial paper/ Revolving credit agreement (a) | $125.0 | $20.0 (b) | $ – | 6/21/11 |
| Cascade Natural Gas Corporation | Revolving credit agreement | $ 50.0 (c) | $ – | $ 1.9 (d) | 12/28/12 (e) |
| Intermountain Gas Company | Revolving credit agreement | $ 65.0 (f) | $20.2 | $ – | 8/11/13 |
| Centennial Energy Holdings, Inc. | Commercial paper/ Revolving credit agreement (g) | $400.0 | $ – (b) | $25.8 (d) | 12/13/12 |
| Williston Basin Interstate Pipeline Company | Uncommitted long-term private shelf agreement | $125.0 | $87.5 | $ – | 12/23/11 (h) |

*(a) The $125 million commercial paper program is supported by a revolving credit agreement with various banks totaling $125 million (provisions allow for increased borrowings, at the option of the Company on stated conditions, up to a maximum of $150 million). There were no amounts outstanding under the credit agreement.*

*(b) Amount outstanding under commercial paper program.*

*(c) Certain provisions allow for increased borrowings, up to a maximum of $75 million.*

*(d) The outstanding letters of credit, as discussed in Item 8 – Note 19, reduce amounts available under the credit agreement.*

*(e) Provisions allow for an extension of up to two years upon consent of the banks.*

*(f) Certain provisions allow for increased borrowings, up to a maximum of $80 million.*

*(g) The $400 million commercial paper program is supported by a revolving credit agreement with various banks totaling $400 million (provisions allow for increased borrowings, at the option of Centennial on stated conditions, up to a maximum of $450 million). There were no amounts outstanding under the credit agreement.*

*(h) Represents expiration of the ability to borrow additional funds under the agreement.*

In order to maintain the Company's and Centennial's respective commercial paper programs in the amounts indicated above, both the Company and Centennial must have revolving credit agreements in place at least equal to the amount of their commercial paper programs. While the amount of commercial paper outstanding does not reduce available capacity under the respective revolving credit agreements, the Company and Centennial do not issue commercial paper in an aggregate amount exceeding the available capacity under their credit agreements.

The following includes information related to the preceding table.

***MDU Resources Group, Inc.*** The Company's revolving credit agreement supports its commercial paper program. The commercial paper borrowings at December 31, 2010, are classified as short-term borrowings and had a weighted average interest rate of .37 percent. The Company's objective is to maintain acceptable credit ratings in order to access the capital markets through the issuance of commercial paper. Downgrades in the Company's credit ratings have not limited, nor are currently expected to limit, the Company's ability to access the capital markets. If the Company were to experience a further downgrade of its credit ratings, it may need to borrow under its credit agreement and may experience an increase in overall interest rates with respect to its cost of borrowings.

Prior to the maturity of the credit agreement, the Company expects that it will negotiate the extension or replacement of this agreement. If the Company is unable to successfully negotiate an extension of, or replacement for, the credit agreement, or if the fees on this facility become too expensive, which the Company does not currently anticipate, the Company would seek alternative funding.

The Company's coverage of fixed charges including preferred stock dividends was 4.1 times for the 12 months ended December 31, 2010. Due to the $384.4 million after-tax noncash write-down of natural gas and oil properties in the first quarter of 2009, earnings were insufficient by $228.7 million to cover fixed charges for the 12 months ended December 31, 2009. If the $384.4 million after-tax noncash write-down is excluded, the coverage of fixed charges including preferred stock dividends would have been 4.6 times for the 12 months ended December 31, 2009.

The coverage of fixed charges including preferred stock dividends, that excludes the effect of the after-tax noncash write-down of natural gas and oil properties is a non-GAAP financial measure. The Company believes that this non-GAAP financial measure is useful because the write-down excluded is not indicative of the Company's cash flows available to meet its fixed charges obligations. The presentation of this additional information is not meant to be considered a substitute for financial measures prepared in accordance with GAAP.

Common stockholders' equity as a percent of total capitalization was 64 percent and 63 percent at December 31, 2010 and 2009, respectively. This ratio is calculated as the Company's common stockholders' equity, divided by the Company's total capital. Total capital is the Company's total debt, including short-term borrowings and long-term debt due within one year, plus stockholders' equity. This ratio indicates how a company is financing its operations, as well as its financial strength.

In September 2008, the Company entered into a Sales Agency Financing Agreement with Wells Fargo Securities, LLC with respect to the issuance and sale of up to 5 million shares of the Company's common stock. The common stock may be offered for sale, from time to time, in accordance with the terms and conditions of the agreement, which terminates on May 28, 2011. Proceeds from the sale of shares of common stock under the agreement have been and are expected to be used for corporate development purposes and other general corporate purposes. The Company had issued a total of approximately 3.2 million shares of stock under the Sales Agency Financing Agreement in 2009, resulting in total net proceeds of $63.1 million. The Company did not issue any shares of stock in 2010 under the Sales Agency Financing Agreement.

The Company currently has authorization to issue and sell up to $1.0 billion of securities pursuant to a registration statement on file with the SEC. The Company may sell all or a portion of such securities if warranted by market conditions and the Company's capital requirements. Any offer and sale of such securities will be made only by means of a prospectus meeting the requirements of the Securities Act and the rules and regulations thereunder.

***Centennial Energy Holdings, Inc.*** Centennial's revolving credit agreement supports its commercial paper program. The Centennial commercial paper borrowings are classified as long-term debt as Centennial intends to refinance these borrowings on a long-term basis through continued Centennial commercial paper borrowings. Centennial's objective is to maintain acceptable credit ratings in order to access the capital markets through the issuance of commercial paper. Downgrades in Centennial's credit ratings have not limited, nor are currently expected to limit, Centennial's ability to access the capital markets. If Centennial were to experience a further downgrade of its credit ratings, it may need to borrow under its credit agreement and may experience an increase in overall interest rates with respect to its cost of borrowings.

Prior to the maturity of the Centennial credit agreement, Centennial expects that it will negotiate the extension or replacement of this agreement, which provides credit support to access the capital markets. In the event Centennial is unable to successfully negotiate this agreement, or in the event the fees on this facility become too expensive, which Centennial does not currently anticipate, it would seek alternative funding.

## Off balance sheet arrangements

In connection with the sale of the Brazilian Transmission Lines, Centennial has agreed to guarantee payment of any indemnity obligations of certain of the Company's indirect wholly owned subsidiaries who are the sellers in three purchase and sale agreements for periods ranging up to 10 years from the date of sale. The guarantees were required by the buyers as a condition to the sale of the Brazilian Transmission Lines.

Centennial continues to guarantee CEM's obligations under a construction contract for a 550-MW combined-cycle electric generating facility near Hobbs, New Mexico. For more information, see Item 8 – Note 19.

## Contractual obligations and commercial commitments

For more information on the Company's contractual obligations on long-term debt, operating leases and purchase commitments, see Item 8 – Notes 9 and 19. At December 31, 2010, the Company's commitments under these obligations were as follows:

| | 2011 | 2012 | 2013 | 2014 | 2015 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| | | | | (In millions) | | | |
| Long-term debt | $ 72.8 | $136.4 | $279.1 | $ 9.2 | $266.4 | $ 742.9 | $1,506.8 |
| Estimated interest payments* | 88.4 | 84.7 | 70.1 | 62.3 | 58.3 | 284.9 | 648.7 |
| Operating leases | 25.4 | 20.3 | 17.3 | 9.4 | 4.3 | 50.3 | 127.0 |
| Purchase commitments | 497.9 | 296.5 | 206.5 | 110.0 | 49.9 | 195.3 | 1,356.1 |
| | $684.5 | $537.9 | $573.0 | $190.9 | $378.9 | $1,273.4 | $3,638.6 |

** Estimated interest payments are calculated based on the applicable rates and payment dates.*

Not reflected in the table above are $9.4 million in uncertain tax positions for which the year of settlement is not reasonably possible to determine. For more information, see Item 8 – Note 14.

The Company's minimum funding requirements for its defined benefit pension plans for 2011, which are not reflected in the table above, are $10.8 million. For information on potential contributions above the minimum funding requirements, see Item 8 – Note 16.

The Company's multi-employer plan contributions are based on union employee payroll, which cannot be determined in advance for future periods. The Company may also be required to make additional contributions to its multi-employer plans if they become underfunded. For more information, see Item 1A – Risk Factors and Item 8 – Note 16.

## Effects of Inflation

Inflation did not have a significant effect on the Company's operations in 2010, 2009 or 2008.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to the impact of market fluctuations associated with commodity prices, interest rates and foreign currency. The Company has policies and procedures to assist in controlling these market risks and utilizes derivatives to manage a portion of its risk.

For more information on derivatives and the Company's derivative policies and procedures, see Item 8 – Notes 1 and 7.

### Commodity price risk

Fidelity utilizes derivative instruments to manage a portion of the market risk associated with fluctuations in the price of natural gas and oil and basis differentials on forecasted sales of natural gas and oil production. Cascade utilizes, and Intermountain periodically utilizes, derivative instruments to manage a portion of their regulated natural gas supply portfolio in order to manage fluctuations in the price of natural gas.

The following table summarizes derivative agreements entered into by Fidelity and Cascade as of December 31, 2010. These agreements call for Fidelity to receive fixed prices and pay variable prices, and for Cascade to receive variable prices and pay fixed prices.

| | (Forward notional volume and fair value in thousands) | | |
|---|---|---|---|
| | Weighted Average Fixed Price (Per MMBtu/Bbl) | Forward Notional Volume (MMBtu/Bbl) | Fair Value |
| **Fidelity** | | | |
| Natural gas swap agreements maturing in 2011 | $ 5.69 | 12,666 | $14,501 |
| Natural gas swap agreement maturing in 2012 | $ 6.27 | 3,477 | $ 4,104 |
| Natural gas basis swap agreements maturing in 2011 | $ .27 | 8,115 | $ (256) |
| Natural gas basis swap agreements maturing in 2012 | $ .41 | 3,477 | $ (33) |
| Oil swap agreements maturing in 2011 | $82.85 | 548 | $ (5,961) |
| **Cascade** | | | |
| Natural gas swap agreements maturing in 2011 | $ 8.10 | 2,270 | $(9,359) |

| | Weighted Average Floor/Ceiling Price (Per MMBtu/Bbl) | Forward Notional Volume (MMBtu/Bbl) | Fair Value |
|---|---|---|---|
| **Fidelity** | | | |
| Natural gas collar agreement maturing in 2011 | $5.62/$6.50 | 450 | $ 579 |
| Oil collar agreements maturing in 2011 | $78.86/$90.64 | 1,278 | $ (8,319) |
| Oil collar agreements maturing in 2012 | $80.00/$93.55 | 1,098 | $ (6,450) |

| | Deferred Premium | Weighted Average Floor (Per Bbl) | Forward Notional Volume (Bbl) | Fair Value |
|---|---|---|---|---|
| **Fidelity** | | | | |
| Oil put agreement maturing in 2011 | $4.00 | $80.00 | 365 | $ (490) |

The following table summarizes derivative agreements entered into by Fidelity, Cascade and Intermountain as of December 31, 2009. These agreements call for Fidelity to receive fixed prices and pay variable prices, and for Cascade and Intermountain to receive variable prices and pay fixed prices.

| | (Forward notional volume and fair value in thousands) | | |
|---|---|---|---|
| | Weighted Average Fixed Price (Per MMBtu/Bbl) | Forward Notional Volume (MMBtu/Bbl) | Fair Value |
| **Fidelity** | | | |
| Natural gas swap agreements maturing in 2010 | $ 5.99 | 21,071 | $ 5,968 |
| Natural gas swap agreement maturing in 2011 | $ 8.00 | 1,351 | $ 2,377 |
| Natural gas basis swap agreements maturing in 2010 | $ .24 | 14,600 | $ (4,021) |
| Natural gas basis swap agreement maturing in 2011 | $ .14 | 450 | $ (108) |
| Oil swap agreements maturing in 2010 | $78.13 | 730 | $ (3,043) |
| **Cascade** | | | |
| Natural gas swap agreements maturing in 2010 | $ 8.03 | 8,922 | $(23,058) |
| Natural gas swap agreements maturing in 2011 | $ 8.10 | 2,270 | $ (4,756) |
| **Intermountain** | | | |
| Natural gas swap agreements maturing in 2010 | $ 6.03 | 900 | $ (86) |
| | Weighted Average Floor/Ceiling Price (Per MMBtu/Bbl) | Forward Notional Volume (MMBtu/Bbl) | Fair Value |
| **Fidelity** | | | |
| Natural gas collar agreements maturing in 2010 | $5.63/$6.25 | 3,650 | $ (39) |
| Natural gas collar agreement maturing in 2011 | $5.62/$6.50 | 450 | $ (6) |
| Oil collar agreements maturing in 2010 | $65.00/$80.50 | 730 | $ (4,867) |
| Oil collar agreement maturing in 2011 | $80.00/$94.00 | 548 | $ 357 |

## Interest rate risk

The Company uses fixed and variable rate long-term debt to partially finance capital expenditures and mandatory debt retirements. These debt agreements expose the Company to market risk related to changes in interest rates. The Company manages this risk by taking advantage of market conditions when timing the placement of long-term or permanent financing. The Company also has historically used interest rate swap agreements to manage a portion of the Company's interest rate risk and may take advantage of such agreements in the future to minimize such risk. At December 31, 2010 and 2009, the Company had no outstanding interest rate hedges.

The following table shows the amount of debt, including current portion, and related weighted average interest rates, both by expected maturity dates, as of December 31, 2010.

| | 2011 | 2012 | 2013 | 2014 | 2015 | Thereafter | Total | Fair Value |
|---|---|---|---|---|---|---|---|---|
| | | | | (Dollars in millions) | | | | |
| Long-term debt: | | | | | | | | |
| Fixed rate | $72.8 | $136.4 | $258.9 | $9.2 | $266.4 | $742.9 | $1,486.6 | $1,601.0 |
| Weighted average interest rate | 7.0% | 5.9% | 6.0% | 6.9% | 5.7% | 6.3% | 6.1% | – |
| Variable rate | – | – | $ 20.2 | – | – | – | $ 20.2 | $ 20.2 |
| Weighted average interest rate | – | – | 2.5% | – | – | – | 2.5% | – |

## Foreign currency risk

The Company's equity method investment in the Brazilian Transmission Lines is exposed to market risks from changes in foreign currency exchange rates between the U.S. dollar and the Brazilian Real. For further information, see Item 8 – Note 4. At December 31, 2010 and 2009, the Company had no outstanding foreign currency hedges.

FORM 10-K

FORM 10-K

# Item 8. Financial Statements and Supplementary Data

## Management's Report on Internal Control Over Financial Reporting

The management of MDU Resources Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control–Integrated Framework.*

Based on our evaluation under the framework in *Internal Control–Integrated Framework,* management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report.

Terry D. Hildestad
President and Chief Executive Officer

Doran N. Schwartz
Vice President and Chief Financial Officer

# Report of Independent Registered Public Accounting Firm

**To the Board of Directors and Stockholders of MDU Resources Group, Inc.:**

We have audited the accompanying consolidated balance sheets of MDU Resources Group, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules for each of the three years in the period ended December 31, 2010, listed in the Index at Item 15. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MDU Resources Group, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the definitions and required pricing assumptions outlined in the Modernization of Oil and Gas Reporting rules issued by the Securities and Exchange Commission effective as of December 31, 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2011, expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Minneapolis, Minnesota
February 23, 2011

## Report of Independent Registered Public Accounting Firm

**To the Board of Directors and Stockholders of MDU Resources Group, Inc.:**

We have audited the internal control over financial reporting of MDU Resources Group, Inc. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2010, of the Company and our report dated February 23, 2011, expressed an unqualified opinion on those consolidated financial statements and financial statement schedules.

Deloitte & Touche LLP

Minneapolis, Minnesota
February 23, 2011

# Consolidated Statements of Income

| Years ended December 31, | 2010 | 2009 | 2008 |
|---|---|---|---|
| | (In thousands, except per share amounts) | | |
| **Operating revenues:** | | | |
| Electric, natural gas distribution and pipeline and energy services | **$1,359,028** | $1,504,269 | $1,685,199 |
| Construction services, natural gas and oil production, construction materials and contracting, and other | **2,550,667** | 2,672,232 | 3,318,079 |
| **Total operating revenues** | **3,909,695** | 4,176,501 | 5,003,278 |
| **Operating expenses:** | | | |
| Fuel and purchased power | **63,065** | 65,717 | 75,333 |
| Purchased natural gas sold | **567,806** | 739,678 | 765,900 |
| Operation and maintenance: | | | |
| Electric, natural gas distribution and pipeline and energy services | **291,524** | 263,869 | 262,053 |
| Construction services, natural gas and oil production, construction materials and contracting, and other | **2,084,377** | 2,143,195 | 2,686,055 |
| Depreciation, depletion and amortization | **328,843** | 330,542 | 366,020 |
| Taxes, other than income | **163,353** | 166,597 | 200,080 |
| Write-down of natural gas and oil properties (Note 1) | **–** | 620,000 | 135,800 |
| **Total operating expenses** | **3,498,968** | 4,329,598 | 4,491,241 |
| **Operating income (loss)** | **410,727** | (153,097) | 512,037 |
| **Earnings from equity method investments** | **30,816** | 8,499 | 6,627 |
| **Other income** | **8,018** | 9,331 | 4,012 |
| **Interest expense** | **83,011** | 84,099 | 81,527 |
| **Income (loss) before income taxes** | **366,550** | (219,366) | 441,149 |
| **Income taxes** | **122,530** | (96,092) | 147,476 |
| **Income (loss) from continuing operations** | **244,020** | (123,274) | 293,673 |
| **Loss from discontinued operations, net of tax (Note 3)** | **(3,361)** | – | – |
| **Net income (loss)** | **240,659** | (123,274) | 293,673 |
| **Dividends on preferred stocks** | **685** | 685 | 685 |
| **Earnings (loss) on common stock** | **$ 239,974** | $ (123,959) | $ 292,988 |
| **Earnings (loss) per common share – basic:** | | | |
| Earnings (loss) before discontinued operations | **$ 1.29** | $ (.67) | $ 1.60 |
| Discontinued operations, net of tax | **(.01)** | – | – |
| **Earnings (loss) per common share – basic** | **$ 1.28** | $ (.67) | $ 1.60 |
| **Earnings (loss) per common share – diluted:** | | | |
| Earnings (loss) before discontinued operations | **$ 1.29** | $ (.67) | $ 1.59 |
| Discontinued operations, net of tax | **(.02)** | – | – |
| **Earnings (loss) per common share – diluted** | **$ 1.27** | $ (.67) | $ 1.59 |
| **Dividends per common share** | **$ .6350** | $ .6225 | $ .6000 |
| **Weighted average common shares outstanding – basic** | **188,137** | 185,175 | 183,100 |
| **Weighted average common shares outstanding – diluted** | **188,229** | 185,175 | 183,807 |

*The accompanying notes are an integral part of these consolidated financial statements.*

FORM 10-K

# Consolidated Balance Sheets

| December 31, | 2010 | 2009 |
|---|---|---|
| | (In thousands, except shares and per share amounts) | |
| **Assets** | | |
| **Current assets:** | | |
| Cash and cash equivalents | **$ 222,074** | $ 175,114 |
| Receivables, net | **583,743** | 531,980 |
| Inventories | **252,897** | 249,804 |
| Deferred income taxes | **32,890** | 28,145 |
| Commodity derivative instruments | **15,123** | 7,761 |
| Prepayments and other current assets | **60,441** | 68,854 |
| **Total current assets** | **1,167,168** | 1,061,658 |
| **Investments** | **103,661** | 145,416 |
| **Property, plant and equipment (Note 1)** | **7,218,503** | 6,766,582 |
| Less accumulated depreciation, depletion and amortization | **3,103,323** | 2,872,465 |
| **Net property, plant and equipment** | **4,115,180** | 3,894,117 |
| **Deferred charges and other assets:** | | |
| Goodwill (Note 5) | **634,633** | 629,463 |
| Other intangible assets, net (Note 5) | **25,271** | 28,977 |
| Other | **257,636** | 231,321 |
| **Total deferred charges and other assets** | **917,540** | 889,761 |
| **Total assets** | **$6,303,549** | $5,990,952 |
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities:** | | |
| Short-term borrowings (Note 9) | **$ 20,000** | $ 10,300 |
| Long-term debt due within one year | **72,797** | 12,629 |
| Accounts payable | **301,132** | 281,906 |
| Taxes payable | **56,186** | 55,540 |
| Dividends payable | **30,773** | 29,749 |
| Accrued compensation | **40,121** | 47,425 |
| Commodity derivative instruments | **24,428** | 36,907 |
| Other accrued liabilities | **222,639** | 192,729 |
| **Total current liabilities** | **768,076** | 667,185 |
| **Long-term debt (Note 9)** | **1,433,955** | 1,486,677 |
| **Deferred credits and other liabilities:** | | |
| Deferred income taxes | **672,269** | 590,968 |
| Other liabilities | **736,447** | 674,475 |
| **Total deferred credits and other liabilities** | **1,408,716** | 1,265,443 |
| **Commitments and contingencies (Notes 16, 18 and 19)** | | |
| **Stockholders' equity:** | | |
| Preferred stocks (Note 11) | **15,000** | 15,000 |
| Common stockholders' equity: | | |
| Common stock (Note 12) | | |
| Authorized – 500,000,000 shares, $1.00 par value | | |
| Issued – 188,901,379 shares in 2010 and 188,389,265 shares in 2009 | **188,901** | 188,389 |
| Other paid-in capital | **1,026,349** | 1,015,678 |
| Retained earnings | **1,497,439** | 1,377,039 |
| Accumulated other comprehensive loss | **(31,261)** | (20,833) |
| Treasury stock at cost – 538,921 shares | **(3,626)** | (3,626) |
| Total common stockholders' equity | **2,677,802** | 2,556,647 |
| **Total stockholders' equity** | **2,692,802** | 2,571,647 |
| **Total liabilities and stockholders' equity** | **$6,303,549** | $5,990,952 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Consolidated Statements of Common Stockholders' Equity

Years ended December 31, 2010, 2009 and 2008

| | Common Stock | | Other Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | | Total |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | Shares | Amount | |
| | (In thousands, except shares) | | | | | | | |
| **Balance at December 31, 2007** | 182,946,528 | $182,947 | $ 912,806 | $1,433,585 | $ (9,393) | (538,921) | $(3,626) | $2,516,319 |
| Comprehensive income: | | | | | | | | |
| Net income | – | – | – | 293,673 | – | – | – | 293,673 |
| Other comprehensive income (loss), net of tax – | | | | | | | | |
| Net unrealized gain on derivative instruments qualifying as hedges | – | – | – | – | 43,448 | – | – | 43,448 |
| Postretirement liability adjustment | – | – | – | – | (13,751) | – | – | (13,751) |
| Foreign currency translation adjustment | – | – | – | – | (9,534) | – | – | (9,534) |
| Total comprehensive income | – | – | – | – | – | – | – | 313,836 |
| Fair value option transition adjustment | – | – | – | 405 | (405) | – | – | – |
| Dividends on preferred stocks | – | – | – | (685) | – | – | – | (685) |
| Dividends on common stock | – | – | – | (110,148) | – | – | – | (110,148) |
| Tax benefit on stock-based compensation | – | – | 4,441 | – | – | – | – | 4,441 |
| Issuance of common stock | 1,261,755 | 1,261 | 21,052 | – | – | – | – | 22,313 |
| **Balance at December 31, 2008** | 184,208,283 | 184,208 | 938,299 | 1,616,830 | 10,365 | (538,921) | (3,626) | 2,746,076 |
| Comprehensive loss: | | | | | | | | |
| Net loss | – | – | – | (123,274) | – | – | – | (123,274) |
| Other comprehensive income (loss), net of tax – | | | | | | | | |
| Net unrealized loss on derivative instruments qualifying as hedges | – | – | – | – | (51,684) | – | – | (51,684) |
| Postretirement liability adjustment | – | – | – | – | 9,918 | – | – | 9,918 |
| Foreign currency translation adjustment | – | – | – | – | 10,568 | – | – | 10,568 |
| Total comprehensive loss | – | – | – | – | – | – | – | (154,472) |
| Dividends on preferred stocks | – | – | – | (685) | – | – | – | (685) |
| Dividends on common stock | – | – | – | (115,832) | – | – | – | (115,832) |
| Tax benefit on stock-based compensation | – | – | (117) | – | – | – | – | (117) |
| Issuance of common stock | 4,180,982 | 4,181 | 77,496 | – | – | – | – | 81,677 |
| **Balance at December 31, 2009** | 188,389,265 | 188,389 | 1,015,678 | 1,377,039 | (20,833) | (538,921) | (3,626) | 2,556,647 |
| Comprehensive income: | | | | | | | | |
| Net income | – | – | – | 240,659 | – | – | – | 240,659 |
| Other comprehensive income (loss), net of tax – | | | | | | | | |
| Net unrealized gain on derivative instruments qualifying as hedges | – | – | – | – | 673 | – | – | 673 |
| Postretirement liability adjustment | – | – | – | – | (5,730) | – | – | (5,730) |
| Foreign currency translation adjustment | – | – | – | – | (5,371) | – | – | (5,371) |
| Total comprehensive income | – | – | – | – | – | – | – | 230,231 |
| Dividends on preferred stocks | – | – | – | (685) | – | – | – | (685) |
| Dividends on common stock | – | – | – | (119,574) | – | – | – | (119,574) |
| Tax benefit on stock-based compensation | – | – | 924 | – | – | – | – | 924 |
| Issuance of common stock | 512,114 | 512 | 9,747 | – | – | – | – | 10,259 |
| **Balance at December 31, 2010** | **188,901,379** | **$188,901** | **$1,026,349** | **$1,497,439** | **$(31,261)** | **(538,921)** | **$(3,626)** | **$2,677,802** |

*The accompanying notes are an integral part of these consolidated financial statements.*

FORM 10-K

## Consolidated Statements of Cash Flows

| Years ended December 31, | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| **Operating activities:** | | | |
| Net income (loss) | **$ 240,659** | $(123,274) | $ 293,673 |
| Loss from discontinued operations, net of tax | **(3,361)** | – | – |
| Income (loss) from continuing operations | **244,020** | (123,274) | 293,673 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation, depletion and amortization | **328,843** | 330,542 | 366,020 |
| Earnings, net of distributions, from equity method investments | **(26,158)** | (3,018) | 365 |
| Deferred income taxes | **66,585** | (169,764) | 64,890 |
| Write-down of natural gas and oil properties (Note 1) | **–** | 620,000 | 135,800 |
| Changes in current assets and liabilities, net of acquisitions: | | | |
| Receivables | **(59,037)** | 132,939 | 27,165 |
| Inventories | **(4,728)** | 13,969 | (18,574) |
| Other current assets | **(7,424)** | 67,803 | (64,771) |
| Accounts payable | **17,833** | (61,867) | 28,205 |
| Other current liabilities | **12,289** | 44,039 | (38,738) |
| Other noncurrent changes | **(20,271)** | (4,683) | (7,848) |
| Net cash provided by continuing operations | **551,952** | 846,686 | 786,187 |
| Net cash used in discontinued operations | **(319)** | – | – |
| **Net cash provided by operating activities** | **551,633** | 846,686 | 786,187 |
| **Investing activities:** | | | |
| Capital expenditures | **(449,282)** | (448,675) | (746,478) |
| Acquisitions, net of cash acquired | **(104,812)** | (6,410) | (533,543) |
| Net proceeds from sale or disposition of property and other | **76,386** | 26,679 | 86,927 |
| Investments | **704** | (3,740) | 85,773 |
| Proceeds from sale of equity method investments | **69,060** | – | – |
| Net cash used in continuing operations | **(407,944)** | (432,146) | (1,107,321) |
| Net cash provided by discontinued operations | **–** | – | – |
| **Net cash used in investing activities** | **(407,944)** | (432,146) | (1,107,321) |
| **Financing activities:** | | | |
| Issuance of short-term borrowings | **20,000** | 10,300 | 216,400 |
| Repayment of short-term borrowings | **(10,300)** | (105,100) | (113,000) |
| Issuance of long-term debt | **20,200** | 145,000 | 453,929 |
| Repayment of long-term debt | **(13,668)** | (292,907) | (200,527) |
| Proceeds from issuance of common stock | **4,972** | 65,207 | 15,011 |
| Dividends paid | **(119,157)** | (115,023) | (108,591) |
| Tax benefit on stock-based compensation | **1,186** | 601 | 4,441 |
| Net cash provided by (used in) continuing operations | **(96,767)** | (291,922) | 267,663 |
| Net cash provided by discontinued operations | **–** | – | – |
| **Net cash provided by (used in) financing activities** | **(96,767)** | (291,922) | 267,663 |
| **Effect of exchange rate changes on cash and cash equivalents** | **38** | 782 | (635) |
| **Increase (decrease) in cash and cash equivalents** | **46,960** | 123,400 | (54,106) |
| Cash and cash equivalents – beginning of year | **175,114** | 51,714 | 105,820 |
| Cash and cash equivalents – end of year | **$ 222,074** | $ 175,114 | $ 51,714 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Notes to Consolidated Financial Statements

### Note 1 – Summary of Significant Accounting Policies

**Basis of presentation**

The consolidated financial statements of the Company include the accounts of the following businesses: electric, natural gas distribution, construction services, pipeline and energy services, natural gas and oil production, construction materials and contracting, and other. The electric, natural gas distribution, and pipeline and energy services businesses are substantially all regulated. Construction services, natural gas and oil production, construction materials and contracting, and other are nonregulated. For further descriptions of the Company's businesses, see Note 15. The statements also include the ownership interests in the assets, liabilities and expenses of jointly owned electric generating facilities.

The Company's regulated businesses are subject to various state and federal agency regulations. The accounting policies followed by these businesses are generally subject to the Uniform System of Accounts of the FERC. These accounting policies differ in some respects from those used by the Company's nonregulated businesses.

The Company's regulated businesses account for certain income and expense items under the provisions of regulatory accounting, which requires these businesses to defer as regulatory assets or liabilities certain items that would have otherwise been reflected as expense or income, respectively, based on the expected regulatory treatment in future rates. The expected recovery or flowback of these deferred items generally is based on specific ratemaking decisions or precedent for each item. Regulatory assets and liabilities are being amortized consistently with the regulatory treatment established by the FERC and the applicable state public service commissions. See Note 6 for more information regarding the nature and amounts of these regulatory deferrals.

Depreciation, depletion and amortization expense is reported separately on the Consolidated Statements of Income and therefore is excluded from the other line items within operating expenses.

Management has also evaluated the impact of events occurring after December 31, 2010, up to the date of issuance of these consolidated financial statements.

**Cash and cash equivalents**

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

**Accounts receivable and allowance for doubtful accounts**

Accounts receivable consists primarily of trade receivables from the sale of goods and services which are recorded at the invoiced amount net of allowance for doubtful accounts, and costs and estimated earnings in excess of billings on uncompleted contracts. The total balance of receivables past due 90 days or more was $21.6 million as of December 31, 2010. For more information, see percentage-of-completion method in this note.

The allowance for doubtful accounts is determined through a review of past due balances and other specific account data. Account balances are written off when management determines the amounts to be uncollectible. The Company's allowance for doubtful accounts as of December 31, 2010 and 2009, was $15.3 million and $16.6 million, respectively.

**Inventories and natural gas in storage**

Inventories, other than natural gas in storage for the Company's regulated operations, were stated at the lower of average cost or market value. Natural gas in storage for the Company's regulated operations is generally carried at average cost, or cost using the last-in, first-out method. The portion of the cost of natural gas in storage expected to be used within one year was included in inventories. Inventories at December 31 consisted of:

| | **2010** | 2009 |
|---|---|---|
| | (In thousands) | |
| Aggregates held for resale | **$ 79,894** | $ 80,087 |
| Materials and supplies | **57,324** | 58,095 |
| Natural gas in storage (current) | **34,557** | 35,619 |
| Merchandise for resale | **30,182** | 29,323 |
| Asphalt oil | **25,234** | 22,989 |
| Other | **25,706** | 23,691 |
| Total | **$252,897** | $249,804 |

The remainder of natural gas in storage, which largely represents the cost of gas required to maintain pressure levels for normal operating purposes, was included in other assets and was $48.0 million and $59.6 million at December 31, 2010 and 2009, respectively.

### Investments

The Company's investments include its equity method investments as discussed in Note 4, the cash surrender value of life insurance policies, investments in fixed-income and equity securities and auction rate securities. Under the equity method, investments are initially recorded at cost and adjusted for dividends and undistributed earnings and losses. The Company has elected to measure its investments in certain fixed-income and equity securities at fair value with any unrealized gains and losses recorded on the Consolidated Statements of Income. These investments had previously been accounted for as available-for-sale investments and were recorded at fair value with any unrealized gains and losses, net of income taxes, recorded in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets until realized. The Company accounts for auction rate securities as available-for-sale. For more information, see Notes 8 and 16.

### Property, plant and equipment

Additions to property, plant and equipment are recorded at cost. When regulated assets are retired, or otherwise disposed of in the ordinary course of business, the original cost of the asset is charged to accumulated depreciation. With respect to the retirement or disposal of all other assets, except for natural gas and oil production properties as described in natural gas and oil properties in this note, the resulting gains or losses are recognized as a component of income. The Company is permitted to capitalize AFUDC on regulated construction projects and to include such amounts in rate base when the related facilities are placed in service. In addition, the Company capitalizes interest, when applicable, on certain construction projects associated with its other operations. The amount of AFUDC and interest capitalized was $17.6 million, $17.4 million and $9.5 million in 2010, 2009 and 2008, respectively. Generally, property, plant and equipment are depreciated on a straight-line basis over the average useful lives of the assets, except for depletable aggregate reserves, which are depleted based on the units-of-production method, and natural gas and oil production properties, which are amortized on the units-of-production method based on total reserves. The Company collects removal costs for plant assets in regulated utility rates. These amounts are recorded as regulatory liabilities, which are included in other liabilities.

Property, plant and equipment at December 31 was as follows:

| | 2010 | 2009 | Weighted Average Depreciable Life in Years |
|---|---|---|---|
| | (Dollars in thousands, where applicable) | | |
| Regulated: | | | |
| Electric: | | | |
| Generation | **$ 538,071** | $ 486,710 | 48 |
| Distribution | **243,205** | 230,795 | 36 |
| Transmission | **161,972** | 146,373 | 44 |
| Other | **83,786** | 77,913 | 12 |
| Natural gas distribution: | | | |
| Distribution | **1,223,239** | 1,218,124 | 38 |
| Other | **285,606** | 238,084 | 21 |
| Pipeline and energy services: | | | |
| Transmission | **357,395** | 351,019 | 52 |
| Gathering | **41,931** | 41,815 | 19 |
| Storage | **33,967** | 33,701 | 53 |
| Other | **33,938** | 33,283 | 27 |
| Nonregulated: | | | |
| Construction services: | | | |
| Land | **4,526** | 4,526 | – |
| Buildings and improvements | **14,101** | 15,110 | 24 |
| Machinery, vehicles and equipment | **94,252** | 87,462 | 7 |
| Other | **10,061** | 9,138 | 4 |
| Pipeline and energy services: | | | |
| Gathering | **203,064** | 202,467 | 17 |
| Other | **13,512** | 12,914 | 10 |
| Natural gas and oil production: | | | |
| Natural gas and oil properties | **2,320,967** | 1,993,594 | * |
| Other | **35,971** | 35,200 | 9 |
| Construction materials and contracting: | | | |
| Land | **124,018** | 127,928 | – |
| Buildings and improvements | **65,003** | 65,778 | 20 |
| Machinery, vehicles and equipment | **899,365** | 925,747 | 12 |
| Construction in progress | **4,879** | 3,733 | – |
| Aggregate reserves | **393,110** | 391,803 | ** |
| Other: | | | |
| Land | **2,837** | 2,942 | – |
| Other | **29,727** | 30,423 | 16 |
| Less accumulated depreciation, depletion and amortization | **3,103,323** | 2,872,465 | |
| Net property, plant and equipment | **$4,115,180** | $3,894,117 | |

** Amortized on the units-of-production method based on total proved reserves at an Mcf equivalent average rate of $1.77, $1.64 and $2.00 for the years ended December 31, 2010, 2009 and 2008, respectively. Includes natural gas and oil production properties accounted for under the full-cost method, of which $182.4 million and $178.2 million were excluded from amortization at December 31, 2010 and 2009, respectively.*

*** Depleted on the units-of-production method.*

## Impairment of long-lived assets

The Company reviews the carrying values of its long-lived assets, excluding goodwill and natural gas and oil properties, whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. No significant impairment losses were recorded in 2010, 2009 and 2008. Unforeseen events and changes in circumstances could require the recognition of impairment losses at some future date.

## Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is required to be tested for impairment annually, which is completed in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

The goodwill impairment test is a two-step process performed at the reporting unit level. The first step of the impairment test involves comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the test is complete and no impairment is recorded. The fair value of each reporting unit is determined using a weighted combination of income and market approaches. The Company uses a discounted cash flow methodology for its income approach and a combination of comparable transaction multiples and peer multiples for the market approach. If the fair value of a reporting unit is less than its carrying value, step two of the goodwill impairment test is performed to determine the amount of the impairment loss, if any. The impairment is computed by comparing the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. If the carrying value is greater than the implied fair value, an impairment loss must be recorded. For the years ended December 31, 2010, 2009 and 2008, the fair value of each reporting unit exceeded the respective carrying value and no impairment losses were recorded. For more information on goodwill, see Note 5.

## Natural gas and oil properties

The Company uses the full-cost method of accounting for its natural gas and oil production activities. Under this method, all costs incurred in the acquisition, exploration and development of natural gas and oil properties are capitalized and amortized on the units-of-production method based on total proved reserves. Any conveyances of properties, including gains or losses on abandonments of properties, are treated as adjustments to the cost of the properties with no gain or loss recognized.

Capitalized costs are subject to a "ceiling test" that limits such costs to the aggregate of the present value of future net cash flows from proved reserves discounted at 10 percent, as mandated under the rules of the SEC, plus the cost of unproved properties not subject to amortization, less applicable income taxes. Future net revenue was estimated based on end-of-quarter spot market prices adjusted for contracted price changes prior to the fourth quarter of 2009. Effective December 31, 2009, the Modernization of Oil and Gas Reporting rules issued by the SEC changed the pricing used to estimate reserves and associated future cash flows to SEC Defined Prices. Prior to that date, if capitalized costs exceeded the full-cost ceiling at the end of any quarter, a permanent noncash write-down was required to be charged to earnings in that quarter unless subsequent price changes eliminated or reduced an indicated write-down. Effective December 31, 2009, if capitalized costs exceed the full-cost ceiling at the end of any quarter, a permanent noncash write-down is required to be charged to earnings in that quarter regardless of subsequent price changes.

Due to low natural gas and oil prices that existed on March 31, 2009, and December 31, 2008, the Company's capitalized costs under the full-cost method of accounting exceeded the full-cost ceiling at March 31, 2009, and December 31, 2008. Accordingly, the Company was required to write down its natural gas and oil producing properties. The noncash write-downs amounted to $620.0 million and $135.8 million ($384.4 million and $84.2 million after tax) for the years ended December 31, 2009 and 2008, respectively.

The Company hedges a portion of its natural gas and oil production and the effects of the cash flow hedges were used in determining the full-cost ceiling. The Company would have recognized additional write-downs of its natural gas and oil properties of $107.9 million ($66.9 million after tax) at March 31, 2009, and $79.2 million ($49.1 million after tax) at December 31, 2008, if the effects of cash flow hedges had not been considered in calculating the full-cost ceiling. For more information on the Company's cash flow hedges, see Note 7.

At December 31, 2010, the Company's full-cost ceiling exceeded the Company's capitalized cost. However, sustained downward movements in natural gas and oil prices subsequent to December 31, 2010, could result in a future write-down of the Company's natural gas and oil properties.

The following table summarizes the Company's natural gas and oil properties not subject to amortization at December 31, 2010, in total and by the year in which such costs were incurred:

| | | Year Costs Incurred | | | |
|---|---|---|---|---|---|
| | Total | 2010 | 2009 | 2008 | 2007 and prior |
| | | | (In thousands) | | |
| Acquisition | $151,404 | $74,710 | $1,684 | $47,139 | $27,871 |
| Development | 9,258 | 7,936 | 245 | 515 | 562 |
| Exploration | 15,401 | 12,472 | 430 | 2,496 | 3 |
| Capitalized interest | 6,339 | 3,425 | 85 | 1,806 | 1,023 |
| Total costs not subject to amortization | $182,402 | $98,543 | $2,444 | $51,956 | $29,459 |

Costs not subject to amortization as of December 31, 2010, consisted primarily of unevaluated leaseholds and development costs in the Bakken area, Niobrara play, east Texas properties, the Paradox Basin, the Green River Basin and the Big Horn Basin. The Company expects that the majority of these costs will be evaluated within the next five years and included in the amortization base as the properties are evaluated and/or developed.

### Revenue recognition

Revenue is recognized when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collection is reasonably assured. The Company recognizes utility revenue each month based on the services provided to all utility customers during the month. Accrued unbilled revenue which is included in receivables, net, represents revenues recognized in excess of amounts billed. Accrued unbilled revenue at Montana-Dakota, Cascade and Intermountain was $87.3 million and $92.6 million at December 31, 2010 and 2009, respectively. The Company recognizes construction contract revenue at its construction businesses using the percentage-of-completion method as discussed later. The Company recognizes revenue from natural gas and oil production properties only on that portion of production sold and allocable to the Company's ownership interest in the related properties. The Company recognizes all other revenues when services are rendered or goods are delivered. The Company presents revenues net of taxes collected from customers at the time of sale to be remitted to governmental authorities, including sales and use taxes.

### Percentage-of-completion method

The Company recognizes construction contract revenue from fixed-price and modified fixed-price construction contracts at its construction businesses using the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. If a loss is anticipated on a contract, the loss is immediately recognized. Costs and estimated earnings in excess of billings on uncompleted contracts of $46.6 million and $28.8 million at December 31, 2010 and 2009, respectively, represent revenues recognized in excess of amounts billed and were included in receivables, net. Billings in excess of costs and estimated earnings on uncompleted contracts of $65.2 million and $49.3 million at December 31, 2010 and 2009, respectively, represent billings in excess of revenues recognized and were included in accounts payable. Amounts representing balances billed but not paid by customers under retainage provisions in contracts amounted to $51.1 million and $45.4 million at December 31, 2010 and 2009, respectively. The amounts expected to be paid within one year or less are included in receivables, net, and amounted to $50.4 million and $44.0 million at December 31, 2010 and 2009, respectively. The long-term retainage which was included in deferred charges and other assets – other was $700,000 and $1.4 million at December 31, 2010 and 2009, respectively.

### Derivative instruments

The Company's policy allows the use of derivative instruments as part of an overall energy price, foreign currency and interest rate risk management program to efficiently manage and minimize commodity price, foreign currency and interest rate risk. The Company's policy prohibits the use of derivative instruments for speculating to take advantage of market trends and conditions, and the Company has procedures in place to monitor compliance with its policies. The Company is exposed to credit-related losses in relation to derivative instruments in the event of nonperformance by counterparties.

The Company's policy generally allows the hedging of monthly forecasted sales of natural gas and oil production at Fidelity for a period up to 36 months from the time the Company enters into the hedge. The Company's policy requires that interest rate derivative instruments not exceed a period of 24 months and foreign currency derivative instruments not exceed a 12-month period. The Company's policy allows the hedging of monthly forecasted purchases of natural gas at Cascade and Intermountain for a period up to three years.

The Company's policy requires that each month as physical natural gas and oil production at Fidelity occurs and the commodity is sold, the related portion of the derivative agreement for that month's production must settle with its counterparties. Settlements represent the exchange of cash between the Company and its counterparties based on the notional quantities and prices for each month's physical delivery as specified within the agreements. The fair value of the remaining notional amounts on the derivative agreements is recorded on the balance sheet as an asset or liability measured at fair value. The Company's policy also requires settlement of natural gas derivative instruments at Cascade and Intermountain monthly and all interest rate derivative transactions must be settled over a period that will not exceed 90 days, and any foreign currency derivative transaction settlement periods may not exceed a 12-month period. The Company has policies and procedures that management believes minimize credit-risk exposure. Accordingly, the Company does not anticipate any material effect on its financial position or results of operations as a result of nonperformance by counterparties. For more information on derivative instruments, see Note 7.

The Company's swap, collar and put option agreements are reflected at fair value, based upon futures prices, volatility and time to maturity, among other things.

### Asset retirement obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for the recorded amount or incurs a gain or loss at its nonregulated operations or incurs a regulatory asset or liability at its regulated operations. For more information on asset retirement obligations, see Note 10.

### Legal costs

The Company expenses external legal fees as they are incurred.

### Natural gas costs recoverable or refundable through rate adjustments

Under the terms of certain orders of the applicable state public service commissions, the Company is deferring natural gas commodity, transportation and storage costs that are greater or less than amounts presently being recovered through its existing rate schedules. Such orders generally provide that these amounts are recoverable or refundable through rate adjustments within a period ranging from 12 to 28 months from the time such costs are paid. Natural gas costs refundable through rate adjustments were $37.0 million and $37.4 million at December 31, 2010 and 2009, respectively, which is included in other accrued liabilities. Natural gas costs recoverable through rate adjustments were $6.6 million and $982,000 at December 31, 2010 and 2009, respectively, which is included in prepayments and other current assets.

### Insurance

Certain subsidiaries of the Company are insured for workers' compensation losses, subject to deductibles ranging up to $1 million per occurrence. Automobile liability and general liability losses are insured, subject to deductibles ranging up to $1 million per accident or occurrence. These subsidiaries have excess coverage above the primary automobile and general liability policies on a claims first-made and reported basis beyond the deductible levels. The subsidiaries of the Company are retaining losses up to the deductible amounts accrued on the basis of estimates of liability for claims incurred and for claims incurred but not reported.

### Income taxes

The Company provides deferred federal and state income taxes on all temporary differences between the book and tax basis of the Company's assets and liabilities. Excess deferred income tax balances associated with the Company's rate-regulated activities have been recorded as a regulatory liability and are included in other liabilities. These regulatory liabilities are expected to be reflected as a reduction in future rates charged to customers in accordance with applicable regulatory procedures.

The Company uses the deferral method of accounting for investment tax credits and amortizes the credits on regulated electric and natural gas distribution plant over various periods that conform to the ratemaking treatment prescribed by the applicable state public service commissions.

Tax positions taken or expected to be taken in an income tax return are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes.

### Foreign currency translation adjustment

The functional currency of the Company's investment in the Brazilian Transmission Lines, as further discussed in Note 4, is the Brazilian Real. Translation from the Brazilian Real to the U.S. dollar for assets and liabilities is performed using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated on a year-to-date basis using weighted average daily exchange rates. Adjustments resulting from such translations are reported as a separate component of other comprehensive income (loss) in common stockholders' equity.

Transaction gains and losses resulting from the effect of exchange rate changes on transactions denominated in a currency other than the functional currency of the reporting entity would be recorded in income.

### Earnings (loss) per common share

Basic earnings (loss) per common share were computed by dividing earnings (loss) on common stock by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share were computed by dividing earnings on common stock by the total of the weighted average number of shares of common stock outstanding during the year, plus the effect of outstanding stock options, restricted stock grants and performance share awards. In 2010 and 2008, there were no shares excluded from the calculation of diluted earnings per share. Diluted loss per common share for 2009 was computed by dividing the loss on common stock by the weighted average number of shares of common stock outstanding during the year. Due to the loss on common stock for 2009, 824,871 outstanding stock options, 17,636 restricted stock grants and 656,570 performance share awards were excluded from the computation of diluted loss per common share as their effect was antidilutive. Common stock outstanding includes issued shares less shares held in treasury.

## Use of estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as impairment testing of long-lived assets, goodwill and natural gas and oil properties; fair values of acquired assets and liabilities under the purchase method of accounting; natural gas and oil reserves; aggregate reserves; property depreciable lives; tax provisions; uncollectible accounts; environmental and other loss contingencies; accumulated provision for revenues subject to refund; costs on construction contracts; unbilled revenues; actuarially determined benefit costs; asset retirement obligations; the valuation of stock-based compensation; and the fair value of derivative instruments. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

## Cash flow information

Cash expenditures for interest and income taxes were as follows:

| Years ended December 31, | **2010** | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Interest, net of amount capitalized | **$80,962** | $81,267 | $ 77,152 |
| Income taxes | **$46,892** | $39,807 | $113,212 |

## New accounting standards

***Improving Disclosure About Fair Value Measurements*** In January 2010, the FASB issued guidance related to improving disclosures about fair value measurements. The guidance requires separate disclosures of the amounts of transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reason for such transfers. In the reconciliation for Level 3 fair value measurements using significant unobservable inputs, information about purchases, sales, issuances and settlements shall be presented separately. These disclosures are required for interim and annual reporting periods and were effective for the Company on January 1, 2010, except for the disclosures related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements, which are effective on January 1, 2011. The guidance requires additional disclosures but does not impact the Company's financial position or results of operations.

## Comprehensive income (loss)

Comprehensive income (loss) is the sum of net income (loss) as reported and other comprehensive income (loss). The Company's other comprehensive income (loss) resulted from gains (losses) on derivative instruments qualifying as hedges, postretirement liability adjustments and foreign currency translation adjustments. For more information on derivative instruments, see Note 7.

The components of other comprehensive income (loss), and their related tax effects for the years ended December 31, were as follows:

| | **2010** | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Other comprehensive income (loss): | | | |
| Net unrealized gain (loss) on derivative instruments qualifying as hedges: | | | |
| Net unrealized gain (loss) on derivative instruments arising during the period, net of tax of $(1,867), $(2,509) and $30,414 in 2010, 2009 and 2008, respectively | **$ (3,077)** | $ (4,094) | $49,623 |
| Less: Reclassification adjustment for gain (loss) on derivative instruments included in net income, net of tax of $(2,305), $29,170 and $3,795 in 2010, 2009 and 2008, respectively | **(3,750)** | 47,590 | 6,175 |
| Net unrealized gain (loss) on derivative instruments qualifying as hedges | **673** | (51,684) | 43,448 |
| Postretirement liability adjustment, net of tax of $(3,609), $6,291 and $(8,750) in 2010, 2009 and 2008, respectively | **(5,730)** | 9,918 | (13,751) |
| Foreign currency translation adjustment, net of tax of $(3,486), $6,814 and $(6,108) in 2010, 2009 and 2008, respectively | **(5,371)** | 10,568 | (9,534) |
| Total other comprehensive income (loss) | **$(10,428)** | $(31,198) | $20,163 |

The after-tax components of accumulated other comprehensive income (loss) as of December 31, 2010, 2009 and 2008, were as follows:

| | Net Unrealized Gain (Loss) on Derivative Instruments Qualifying as Hedges | Post-retirement Liability Adjustment | Foreign Currency Translation Adjustment | Total Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|---|
| | | | (In thousands) | |
| Balance at December 31, 2008 | $49,386 | $(35,081) | $(3,940) | $ 10,365 |
| Balance at December 31, 2009 | $ (2,298) | $(25,163) | $ 6,628 | $(20,833) |
| **Balance at December 31, 2010** | **$ (1,625)** | **$(30,893)** | **$ 1,257** | **$(31,261)** |

## Note 2 – Acquisitions

In 2010, the Company acquired natural gas properties in the Green River Basin in southwest Wyoming. The acquisition includes the purchase of 61 Bcfe of proven reserves. The total purchase consideration for these properties and purchase price adjustments with respect to certain other acquisitions made prior to 2010, consisting of the Company's common stock and cash, was $106.4 million.

In 2009, the Company acquired a pipeline and energy services business in Montana which was not material. The total purchase consideration for this business and purchase price adjustments with respect to certain other acquisitions made prior to 2009, consisting of the Company's common stock and cash, was $22.0 million.

In 2008, the Company acquired a construction services business in Nevada; natural gas properties in Texas; construction materials and contracting businesses in Alaska, California, Idaho and Texas; and Intermountain, a natural gas distribution business, as discussed below. The total purchase consideration for these businesses and properties and purchase price adjustments with respect to certain other acquisitions made prior to 2008, consisting of the Company's common stock and cash and the outstanding indebtedness of Intermountain, was $624.5 million.

On October 1, 2008, the acquisition of Intermountain was finalized and Intermountain became an indirect wholly owned subsidiary of the Company. Intermountain's service area is in Idaho.

The above acquisitions were accounted for under the purchase method of accounting and, accordingly, the acquired assets and liabilities assumed have been recorded at their respective fair values as of the date of acquisition. The results of operations of the acquired businesses and properties are included in the financial statements since the date of each acquisition. Pro forma financial amounts reflecting the effects of the above acquisitions are not presented, as such acquisitions were not material to the Company's financial position or results of operations.

## Note 3 – Discontinued Operations

In 2007, Centennial Resources sold CEM to Bicent Power LLC. In connection with the sale, Centennial Resources agreed to indemnify Bicent Power LLC and its affiliates from certain third party claims arising out of or in connection with Centennial Resources' ownership or operation of CEM prior to the sale. In addition, Centennial had previously guaranteed CEM's obligations under a construction contract. The Company incurred legal expenses related to this matter, and established a reserve for an indemnification claim by Bicent Power LLC, which are reflected as discontinued operations in the consolidated financial statements and accompanying notes in 2010. Discontinued operations are included in the Other category. For further information, see Note 19.

## Note 4 – Equity Method Investments

Investments in companies in which the Company has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. The Company's equity method investments at December 31, 2010 and 2009, include the Brazilian Transmission Lines.

In August 2006, MDU Brasil acquired ownership interests in companies owning the Brazilian Transmission Lines. The interests involve the ENTE, ERTE and ECTE electric transmission lines, which are primarily in northeastern and southern Brazil. The transmission contracts provide for revenues denominated in the Brazilian Real, annual inflation adjustments and change in tax law adjustments. Alusa and CEMIG hold the remaining ownership interests, with CELESC also having an ownership interest in ECTE. The functional currency for the Brazilian Transmission Lines is the Brazilian Real.

In the fourth quarter of 2009, multiple sales agreements were signed with three separate parties for the Company to sell its ownership interests in the Brazilian Transmission Lines. On November 12, 2010, the Company completed the sale and recognized a gain of $22.7 million ($13.8 million after tax) which is recorded in earnings from equity method investments on the Consolidated Statements of Income. The Company's entire ownership interest in ENTE and ERTE and 59.96 percent of the Company's ownership interest in ECTE was sold. One of the parties will purchase the Company's remaining ownership interests in ECTE over a four-year period.

At December 31, 2010 and 2009, the investments in which the Company held an equity method interest had total assets of $107.4 million and $387.0 million, respectively, and long-term debt of $30.1 million and $176.7 million, respectively. The Company's investment in its equity method investments was approximately $10.9 million and $62.4 million, including undistributed earnings of $1.9 million and $9.3 million, at December 31, 2010 and 2009, respectively.

## Note 5 – Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2010, were as follows:

| | Balance as of January 1, 2010* | Goodwill Acquired During the Year** | Balance as of December 31, 2010* |
|---|---|---|---|
| | | (In thousands) | |
| Electric | $ – | $ – | $ – |
| Natural gas distribution | 345,736 | – | 345,736 |
| Construction services | 100,127 | 2,743 | 102,870 |
| Pipeline and energy services | 7,857 | 1,880 | 9,737 |
| Natural gas and oil production | – | – | – |
| Construction materials and contracting | 175,743 | 547 | 176,290 |
| Other | – | – | – |
| Total | $629,463 | $5,170 | $634,633 |

* *Balance is presented net of accumulated impairment of $12.3 million at the pipeline and energy services segment, which occurred in prior periods.*

** *Includes purchase price adjustments that were not material related to acquisitions in a prior period.*

The changes in the carrying amount of goodwill for the year ended December 31, 2009, were as follows:

| | Balance as of January 1, 2009* | Goodwill Acquired During the Year** | Balance as of December 31, 2009* |
|---|---|---|---|
| | | (In thousands) | |
| Electric | $ – | $ – | $ – |
| Natural gas distribution | 344,952 | 784 | 345,736 |
| Construction services | 95,619 | 4,508 | 100,127 |
| Pipeline and energy services | 1,159 | 6,698 | 7,857 |
| Natural gas and oil production | – | – | – |
| Construction materials and contracting | 174,005 | 1,738 | 175,743 |
| Other | – | – | – |
| Total | $615,735 | $13,728 | $629,463 |

* *Balance is presented net of accumulated impairment of $12.3 million at the pipeline and energy services segment, which occurred in prior periods.*

** *Includes purchase price adjustments that were not material related to acquisitions in a prior period.*

Other amortizable intangible assets at December 31 were as follows:

| | 2010 | 2009 |
|---|---|---|
| | (In thousands) | |
| Customer relationships | $ 24,942 | $24,942 |
| Accumulated amortization | (11,625) | (9,500) |
| | 13,317 | 15,442 |
| Noncompete agreements | 9,405 | 12,377 |
| Accumulated amortization | (6,425) | (6,675) |
| | 2,980 | 5,702 |
| Other | 13,217 | 10,859 |
| Accumulated amortization | (4,243) | (3,026) |
| | 8,974 | 7,833 |
| Total | $ 25,271 | $28,977 |

Amortization expense for intangible assets for the years ended December 31, 2010, 2009 and 2008, was $4.2 million, $5.0 million and $5.1 million, respectively. Estimated amortization expense for intangible assets is $4.1 million in 2011, $4.0 million in 2012, $3.8 million in 2013, $3.2 million in 2014, $2.6 million in 2015 and $7.6 million thereafter.

## Note 6 – Regulatory Assets and Liabilities

The following table summarizes the individual components of unamortized regulatory assets and liabilities as of December 31:

| | Estimated Recovery Period* | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Regulatory assets: | | | |
| Deferred income taxes | ** | $114,427 | $ 85,712 |
| Pension and postretirement benefits (a) | (e) | 103,818 | 91,078 |
| Costs related to identifying generation development (a) | Up to 3 years | 13,777 | 15,499 |
| Taxes recoverable from customers (a) | Up to 50 years | 11,961 | 10,102 |
| Long-term debt refinancing costs (a) | Up to 22 years | 11,101 | 12,089 |
| Plant costs (a) | Over plant lives | 9,964 | 7,775 |
| Natural gas supply derivatives (b) | Up to 2 years | 9,359 | 27,900 |
| Natural gas cost recoverable through rate adjustments (b) | Up to 28 months | 6,609 | 982 |
| Other (a) (b) | Largely within 1 year | 35,225 | 12,242 |
| Total regulatory assets | | 316,241 | 263,379 |
| Regulatory liabilities: | | | |
| Plant removal and decommissioning costs (c) | | 276,652 | 251,143 |
| Deferred income taxes** | | 64,017 | 53,835 |
| Natural gas costs refundable through rate adjustments (d) | | 36,996 | 37,356 |
| Taxes refundable to customers (c) | | 19,352 | 34,571 |
| Other (c) (d) | | 16,080 | 17,767 |
| Total regulatory liabilities | | 413,097 | 394,672 |
| Net regulatory position | | $ (96,856) | $(131,293) |

** Estimated recovery period for regulatory assets currently being recovered in rates charged to customers.*
*** Represents deferred income taxes related to regulatory assets and liabilities.*
*(a) Included in deferred charges and other assets on the Consolidated Balance Sheets.*
*(b) Included in prepayments and other current assets on the Consolidated Balance Sheets.*
*(c) Included in other liabilities on the Consolidated Balance Sheets.*
*(d) Included in other accrued liabilities on the Consolidated Balance Sheets.*
*(e) Recovered as expense is incurred.*

The regulatory assets are expected to be recovered in rates charged to customers. A portion of the Company's regulatory assets are not earning a return; however, these regulatory assets are expected to be recovered from customers in future rates. Excluding deferred income taxes, as of December 31, 2010, approximately $35.4 million of regulatory assets were not earning a rate of return.

If, for any reason, the Company's regulated businesses cease to meet the criteria for application of regulatory accounting for all or part of their operations, the regulatory assets and liabilities relating to those portions ceasing to meet such criteria would be removed from the balance sheet and included in the statement of income as an extraordinary item in the period in which the discontinuance of regulatory accounting occurs.

## Note 7 – Derivative Instruments

Derivative instruments, including certain derivative instruments embedded in other contracts, are required to be recorded on the balance sheet as either an asset or liability measured at fair value. The Company's policy is to not offset fair value amounts for derivative instruments, and as a result the Company's derivative assets and liabilities are presented gross on the Consolidated Balance Sheets. Changes in the derivative instrument's fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows derivative gains and losses to offset the related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

In the event a derivative instrument being accounted for as a cash flow hedge does not qualify for hedge accounting because it is no longer highly effective in offsetting changes in cash flows of a hedged item; if the derivative instrument expires or is sold, terminated or exercised; or if management determines that designation of the derivative instrument as a hedge instrument is no longer appropriate, hedge accounting would be discontinued and the derivative instrument would continue to be carried at fair value with changes in its fair value recognized in earnings. In these circumstances, the net gain or loss at the time of discontinuance of hedge accounting would remain in accumulated other comprehensive income (loss) until the period or periods during which the hedged forecasted transaction affects earnings, at which time the net gain or loss would be reclassified into earnings. In the event a cash flow hedge is discontinued because it is unlikely that a forecasted transaction will occur, the derivative instrument would continue to be carried on the balance sheet at its fair value, and gains and losses that had accumulated in other comprehensive income (loss) would be recognized immediately in earnings. In the event of a sale, termination or extinguishment of a foreign currency derivative, the resulting gain or loss would be recognized immediately in earnings. The Company's policy requires approval to terminate a derivative instrument prior to its original maturity. As of December 31, 2010, the Company had no outstanding foreign currency or interest rate hedges.

The Company evaluates counterparty credit risk on its derivative assets and the Company's credit risk on its derivative liabilities. As of December 31, 2010, credit risk was not material.

### Cascade and Intermountain

At December 31, 2010, Cascade held natural gas swap agreements with total forward notional volumes of 2.3 million MMBtu, which were not designated as hedges. Cascade utilizes, and Intermountain periodically utilizes, natural gas swap agreements to manage a portion of their regulated natural gas supply portfolios in order to manage fluctuations in the price of natural gas related to core customers in accordance with authority granted by the IPUC, WUTC and OPUC. Core customers consist of residential, commercial and smaller industrial customers. The fair value of the derivative instrument must be estimated as of the end of each reporting period and is recorded on the Consolidated Balance Sheets as an asset or a liability. Periodic changes in the fair market value of the derivative instruments are recorded on the Consolidated Balance Sheets as a regulatory asset or a regulatory liability, and settlements of these arrangements are expected to be recovered through the purchased gas cost adjustment mechanism. Gains and losses on the settlements of these derivative instruments are recorded as a component of purchased natural gas sold on the Consolidated Statements of Income as they are recovered through the purchased gas cost adjustment mechanism. Under the terms of these arrangements, Cascade will either pay or receive settlement payments based on the difference between the fixed strike price and the monthly index price applicable to each contract. For the years ended December 31, 2010 and 2009, the change in the fair market value of the derivative instruments of $18.5 million and $61.9 million, respectively, were recorded as a decrease to regulatory assets.

Certain of Cascade's derivative instruments contain credit-risk-related contingent features that permit the counterparties to require collateralization if Cascade's derivative liability positions exceed certain dollar thresholds. The dollar thresholds in certain of Cascade's agreements are determined and may fluctuate based on Cascade's credit rating on its debt. In addition, Cascade's derivative instruments contain cross-default provisions that state if the entity fails to make payment with respect to certain of its indebtedness, in excess of specified amounts, the counterparties could require early settlement or termination of such entity's derivative instruments in liability positions. The aggregate fair value of Cascade derivative instruments with credit-risk-related contingent features that are in a liability position at December 31, 2010, was $9.4 million. The aggregate fair value of assets that would have been needed to settle the instruments immediately if the credit-risk-related contingent features were triggered on December 31, 2010, was $9.4 million.

### Fidelity

At December 31, 2010, Fidelity held natural gas swap and collar agreements with total forward notional volumes of 16.6 million MMBtu, natural gas basis swap agreements with total forward notional volumes of 11.6 million MMBtu, and oil swap, collar and put option agreements with total forward notional volumes of 3.3 million Bbl, all of which were designated as cash flow hedging instruments. Fidelity utilizes these derivative instruments to manage a portion of the market risk associated with fluctuations in the price of natural gas and oil and basis differentials on its forecasted sales of natural gas and oil production.

The fair value of the derivative instruments must be estimated as of the end of each reporting period and is recorded on the Consolidated Balance Sheets as an asset or liability. Changes in the fair value attributable to the effective portion of hedging instruments, net of tax, are recorded in stockholders' equity as a component of accumulated other comprehensive income (loss). At the date the natural gas and oil quantities are settled, the amounts accumulated in other comprehensive income (loss) are reported in the Consolidated Statements of Income. To the extent that the hedges are not effective, the ineffective portion of the changes in fair market value is recorded directly in earnings. The proceeds received for natural gas and oil production are generally based on market prices.

For the years ended December 31, 2010, 2009 and 2008, the amount of hedge ineffectiveness was immaterial, and there were no components of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness. Gains and losses must be reclassified into earnings as a result of the discontinuance of cash flow hedges if it is probable that the original forecasted transactions will not occur. There were no such reclassifications into earnings as a result of the discontinuance of hedges.

Gains and losses on derivative instruments that are reclassified from accumulated other comprehensive income (loss) to current-period earnings are included in operating revenues on the Consolidated Statements of Income. For further information regarding the gains and losses on derivative instruments qualifying as cash flow hedges that were recognized in other comprehensive income (loss) and the gains and losses reclassified from accumulated other comprehensive income (loss) into earnings, see Note 1.

As of December 31, 2010, the maximum term of the derivative instruments, in which the exposure to the variability in future cash flows for forecasted transactions is being hedged, is 24 months. The Company estimates that over the next 12 months net gains of approximately $34,000 (after tax) will be reclassified from accumulated other comprehensive loss into earnings, subject to changes in natural gas and oil market prices, as the hedged transactions affect earnings.

Certain of Fidelity's derivative instruments contain cross-default provisions that state if Fidelity or any of its affiliates fails to make payment with respect to certain indebtedness, in excess of specified amounts, the counterparties could require early settlement or termination of derivative instruments in liability positions. The aggregate fair value of Fidelity's derivative instruments with credit-risk-related contingent features that are in a liability position at December 31, 2010, was $21.6 million. The aggregate fair value of assets that would have been needed to settle the instruments immediately if the credit-risk-related contingent features were triggered on December 31, 2010, was $21.6 million.

The location and fair value of all of the Company's derivative instruments on the Consolidated Balance Sheets were as follows:

| Asset Derivatives | Location on Consolidated Balance Sheets | Fair Value at December 31, 2010 | Fair Value at December 31, 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Designated as hedges | Commodity derivative instruments | $15,123 | $ 7,761 |
| | Other assets – noncurrent | 4,104 | 2,734 |
| | | 19,227 | 10,495 |
| Not designated as hedges | Commodity derivative instruments | – | – |
| | Other assets – noncurrent | – | – |
| | | – | – |
| Total asset derivatives | | $19,227 | $10,495 |

| Liability Derivatives | Location on Consolidated Balance Sheets | Fair Value at December 31, 2010 | Fair Value at December 31, 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Designated as hedges | Commodity derivative instruments | $15,069 | $13,763 |
| | Other liabilities – noncurrent | 6,483 | 114 |
| | | 21,552 | 13,877 |
| Not designated as hedges | Commodity derivative instruments | 9,359 | 23,144 |
| | Other liabilities – noncurrent | – | 4,756 |
| | | 9,359 | 27,900 |
| Total liability derivatives | | $30,911 | $41,777 |

## Note 8 – Fair Value Measurements

The Company measures its investments in certain fixed-income and equity securities at fair value with changes in fair value recognized in income. The Company anticipates using these investments to satisfy its obligations under its unfunded, nonqualified benefit plans for executive officers and certain key management employees, and invests in these fixed-income and equity securities for the purpose of earning investment returns and capital appreciation. These investments, which totaled $39.5 million and $34.8 million as of December 31, 2010 and 2009, respectively, are classified as Investments on the Consolidated Balance Sheets. The increase in the fair value of these investments for the year ended December 31, 2010, was $5.8 million (before tax). The increase in the fair value of these investments for the year ended December 31, 2009, was $7.1 million (before tax). The decrease in the fair value of these investments for the year ended December 31, 2008, was $8.6 million (before tax). The change in fair value, which is considered part of the cost of the plan, is classified in operation and maintenance expense on the Consolidated Statements of Income. The Company did not elect the fair value option for its remaining available-for-sale securities, which are auction rate securities. The Company's auction rate securities, which totaled $11.4 million at December 31, 2010 and 2009, are accounted for as available-for-sale and are recorded at fair value. The fair value of the auction rate securities approximate cost and, as a result, there are no accumulated unrealized gains or losses recorded in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets related to these investments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The Company's assets and liabilities measured at fair value on a recurring basis are as follows:

| | Fair Value Measurements at December 31, 2010, Using | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance at December 31, 2010 |
| | (In thousands) | | | |
| Assets: | | | | |
| Money market funds | $ – | $166,620 | $ – | $166,620 |
| Available-for-sale securities: | | | | |
| Fixed-income securities | – | 11,400 | – | 11,400 |
| Insurance investment contract* | – | 39,541 | – | 39,541 |
| Commodity derivative instruments – current | – | 15,123 | – | 15,123 |
| Commodity derivative instruments – noncurrent | – | 4,104 | – | 4,104 |
| Total assets measured at fair value | $ – | $236,788 | $ – | $236,788 |
| Liabilities: | | | | |
| Commodity derivative instruments – current | $ – | $ 24,428 | $ – | $ 24,428 |
| Commodity derivative instruments – noncurrent | – | 6,483 | – | 6,483 |
| Total liabilities measured at fair value | $ – | $ 30,911 | $ – | $ 30,911 |

* *The insurance investment contract invests approximately 35 percent in common stock of mid-cap companies, 33 percent in common stock of small-cap companies, 31 percent in common stock of large-cap companies and 1 percent in cash and cash equivalents.*

| | Fair Value Measurements at December 31, 2009, Using | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance at December 31, 2009 |
| | (In thousands) | | | |
| Assets: | | | | |
| Money market funds | $ 9,124 | $151,000 | $ – | $160,124 |
| Available-for-sale securities | 9,078 | 37,141 | – | 46,219 |
| Commodity derivative instruments – current | – | 7,761 | – | 7,761 |
| Commodity derivative instruments – noncurrent | – | 2,734 | – | 2,734 |
| Total assets measured at fair value | $18,202 | $198,636 | $ – | $216,838 |
| Liabilities: | | | | |
| Commodity derivative instruments – current | $ – | $ 36,907 | $ – | $ 36,907 |
| Commodity derivative instruments – noncurrent | – | 4,870 | – | 4,870 |
| Total liabilities measured at fair value | $ – | $ 41,777 | $ – | $ 41,777 |

The estimated fair value of the Company's Level 1 money market funds is determined using the market approach and is valued at the net asset value of shares held by the Company, based on published market quotations in active markets.

The estimated fair value of the Company's Level 1 available-for-sale securities is determined using the market approach and is based on quoted market prices in active markets for identical equity and fixed-income securities.

The estimated fair value of the Company's Level 2 money market funds and available-for-sale securities is determined using the market approach. The Level 2 money market funds consist of investments in short-term unsecured promissory notes and the value is based on comparable market transactions taking into consideration the credit quality of the issuer. The estimated fair value of the Company's Level 2 available-for-sale securities is based on comparable market transactions.

The estimated fair value of the Company's Level 2 commodity derivative instruments is based upon futures prices, volatility and time to maturity, among other things. Counterparty statements are utilized to determine the value of the commodity derivative instruments and are reviewed and corroborated using various methodologies and significant observable inputs. The nonperformance risk of the counterparties in addition to the Company's nonperformance risk is also evaluated.

Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value. For the year ended December 31, 2010, there were no significant transfers between Levels 1 and 2.

The Company's long-term debt is not measured at fair value on the Consolidated Balance Sheets and the fair value is being provided for disclosure purposes only. The estimated fair value of the Company's long-term debt was based on quoted market prices of the same or similar issues. The estimated fair value of the Company's long-term debt at December 31 was as follows:

| | **2010** | | 2009 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (In thousands) | | | |
| Long-term debt | **$1,506,752** | **$1,621,184** | $1,499,306 | $1,566,331 |

The carrying amounts of the Company's remaining financial instruments included in current assets and current liabilities approximate their fair values.

## Note 9 – Debt

Certain debt instruments of the Company and its subsidiaries, including those discussed below, contain restrictive covenants and cross-default provisions. In order to borrow under the respective credit agreements, the Company and its subsidiaries must be in compliance with the applicable covenants and certain other conditions, all of which the Company and its subsidiaries, as applicable, were in compliance with at December 31, 2010. In the event the Company and its subsidiaries do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued.

The following table summarizes the outstanding credit facilities of the Company and its subsidiaries:

| Company | Facility | Facility Limit | Amount Outstanding at December 31, 2010 | Amount Outstanding at December 31, 2009 | Letters of Credit at December 31, 2010 | Expiration Date |
|---|---|---|---|---|---|---|
| | | | | (Dollars in millions) | | |
| MDU Resources Group, Inc. | Commercial paper/Revolving credit agreement (a) | $125.0 | $20.0 (b) | $ – (b) | $ – | 6/21/11 |
| Cascade Natural Gas Corporation | Revolving credit agreement | $ 50.0 (c) | $ – | $ – | $ 1.9 (d) | 12/28/12 (e) |
| Intermountain Gas Company | Revolving credit agreement | $ 65.0 (f) | $20.2 | $10.3 | $ – | 8/11/13 |
| Centennial Energy Holdings, Inc. | Commercial paper/Revolving credit agreement (g) | $400.0 | $ – (b) | $ – (b) | $25.8 (d) | 12/13/12 |
| Williston Basin Interstate Pipeline Company | Uncommitted long-term private shelf agreement | $125.0 | $87.5 | $87.5 | $ – | 12/23/11 (h) |

*(a) The $125 million commercial paper program is supported by a revolving credit agreement with various banks totaling $125 million (provisions allow for increased borrowings, at the option of the Company on stated conditions, up to a maximum of $150 million). There were no amounts outstanding under the credit agreement.*

*(b) Amount outstanding under commercial paper program.*

*(c) Certain provisions allow for increased borrowings, up to a maximum of $75 million.*

*(d) The outstanding letters of credit, as discussed in Note 19, reduce amounts available under the credit agreement.*

*(e) Provisions allow for an extension of up to two years upon consent of the banks.*

*(f) Certain provisions allow for increased borrowings, up to a maximum of $80 million.*

*(g) The $400 million commercial paper program is supported by a revolving credit agreement with various banks totaling $400 million (provisions allow for increased borrowings, at the option of Centennial on stated conditions, up to a maximum of $450 million). There were no amounts outstanding under the credit agreement.*

*(h) Represents expiration of the ability to borrow additional funds under the agreement.*

In order to maintain the Company's and Centennial's respective commercial paper programs in the amounts indicated previously, both the Company and Centennial must have revolving credit agreements in place at least equal to the amount of their commercial paper programs. While the amount of commercial paper outstanding does not reduce available capacity under the respective revolving credit agreements, the Company and Centennial do not issue commercial paper in an aggregate amount exceeding the available capacity under their credit agreements.

The following includes information related to the preceding table.

## Short-term borrowings

***MDU Resources Group, Inc.*** The Company's revolving credit agreement supports its commercial paper program. The weighted average interest rate for commercial paper borrowings outstanding at December 31, 2010, was .37 percent.

The Company's credit agreement contains customary covenants and provisions, including covenants of the Company not to permit, as of the end of any fiscal quarter, (A) the ratio of funded debt to total capitalization (determined on a consolidated basis) to be greater than 65 percent or (B) the ratio of funded debt to capitalization (determined with respect to the Company alone, excluding its subsidiaries) to be greater than 65 percent. Also included is a covenant that does not permit the ratio of the Company's earnings before interest, taxes, depreciation and amortization to interest expense (determined with respect to the Company alone, excluding its subsidiaries), for the 12-month period ended each fiscal quarter, to be less than 2.5 to 1. Other covenants include restrictions on the sale of certain assets and on the making of certain investments.

There are no credit facilities that contain cross-default provisions between the Company and any of its subsidiaries.

***Cascade Natural Gas Corporation*** Any borrowings under the $50 million revolving credit agreement would be classified as short-term borrowings as Cascade intends to repay the borrowings within one year.

Cascade's credit agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Cascade's credit agreement also contains cross-default provisions. These provisions state that if Cascade fails to make any payment with respect to any indebtedness or contingent obligation, in excess of a specified amount, under any agreement that causes such indebtedness to be due prior to its stated maturity or the contingent obligation to become payable, Cascade will be in default under the credit agreement. Certain of Cascade's financing agreements and Cascade's practices limit the amount of subsidiary indebtedness.

## Long-term debt

***Intermountain Gas Company*** The credit agreement contains customary covenants and provisions, including covenants of Intermountain not to permit, as of the end of any fiscal quarter, the ratio of funded debt to total capitalization (determined on a consolidated basis) to be greater than 65 percent. Other covenants include limitations on the sale of certain assets and on the making of certain loans and investments.

Intermountain's credit agreement contains cross-default provisions. These provisions state that if (i) Intermountain fails to make any payment with respect to any indebtedness or guarantee in excess of a specified amount, (ii) any other event occurs that would permit the holders of indebtedness or the beneficiaries of guarantees to become payable, or (iii) certain conditions result in an early termination date under any swap contract that is in excess of $10 million, then Intermountain shall be in default under the revolving credit agreement.

***MDU Energy Capital, LLC*** The ability to request additional borrowings under the master shelf agreement expired in August 2010; however, there is debt outstanding that is reflected in the table below. The borrowings under this agreement mature on dates ranging from October 22, 2012 to August 31, 2017. The master shelf agreement contains customary covenants and provisions, including covenants of MDU Energy Capital not to permit (A) the ratio of its total debt (on a consolidated basis) to adjusted total capitalization to be greater than 70 percent, or (B) the ratio of subsidiary debt to subsidiary capitalization to be greater than 65 percent, or (C) the ratio of Intermountain's total debt (determined on a consolidated basis) to total capitalization to be greater than 65 percent. The agreement also includes a covenant requiring the ratio of MDU Energy Capital earnings before interest and taxes to interest expense (on a consolidated basis), for the 12-month period ended each fiscal quarter, to be greater than 1.5 to 1. In addition, payment obligations under the master shelf agreement may be accelerated upon the occurrence of an event of default (as described in the agreement).

***Centennial Energy Holdings, Inc.*** Centennial's revolving credit agreement supports its commercial paper program. The Centennial commercial paper borrowings are classified as long-term debt as Centennial intends to refinance these borrowings on a long-term basis through continued Centennial commercial paper borrowings.

Centennial's credit agreement and certain debt outstanding under an uncommitted long-term master shelf agreement contain customary covenants and provisions, including a covenant of Centennial and certain of its subsidiaries, not to permit, as of the end of any fiscal quarter, the ratio of total debt to total capitalization to be greater than 65 percent (for the $400 million credit agreement) and 60 percent (for the master shelf agreement). The master shelf agreement also includes a covenant that does not permit the ratio of Centennial's earnings before interest, taxes, depreciation and amortization to interest expense, for the 12-month period ended each fiscal quarter, to be less than 1.75 to 1. Other covenants include minimum consolidated net worth, limitation on priority debt and restrictions on the sale of certain assets and on the making of certain loans and investments.

Pursuant to a covenant under the credit agreement, Centennial may only make distributions to the Company in an amount up to 100 percent of Centennial's consolidated net income after taxes for the immediately preceding fiscal year. The write-down of the natural gas and oil properties in 2009 would have negatively affected Centennial's ability to make distributions to the Company in 2010, however, in November 2009, the lenders under the credit agreement consented to permit Centennial to make distributions during 2010 in an aggregate amount up to 100 percent of its consolidated net income after taxes during fiscal year 2009 without giving effect to the write-down.

Certain of Centennial's financing agreements contain cross-default provisions. These provisions state that if Centennial or any subsidiary of Centennial fails to make any payment with respect to any indebtedness or contingent obligation, in excess of a specified amount, under any agreement that causes such indebtedness to be due prior to its stated maturity or the contingent obligation to become payable, the applicable agreements will be in default. Certain of Centennial's financing agreements and Centennial's practices limit the amount of subsidiary indebtedness.

***Williston Basin Interstate Pipeline Company*** The uncommitted long-term private shelf agreement contains customary covenants and provisions, including a covenant of Williston Basin not to permit, as of the end of any fiscal quarter, the ratio of total debt to total capitalization to be greater than 55 percent. Other covenants include limitation on priority debt and some restrictions on the sale of certain assets and the making of certain investments.

***Long-term Debt Outstanding*** Long-term debt outstanding at December 31 was as follows:

| | **2010** | 2009 |
|---|---|---|
| | (In thousands) | |
| Senior Notes at a weighted average rate of 6.07%, due on dates ranging from March 29, 2011 to March 8, 2037 | **$1,358,848** | $1,370,455 |
| Medium-Term Notes at a weighted average rate of 7.72%, due on dates ranging from September 4, 2012 to March 16, 2029 | **81,000** | 81,000 |
| Other notes at a weighted average rate of 5.24%, due on dates ranging from September 1, 2020 to February 1, 2035 | **41,189** | 42,070 |
| Credit agreements at a weighted average rate of 3.04%, due on dates ranging from January 26, 2011 to November 30, 2038 | **25,715** | 5,781 |
| Total long-term debt | **1,506,752** | 1,499,306 |
| Less current maturities | **72,797** | 12,629 |
| Net long-term debt | **$1,433,955** | $1,486,677 |

The amounts of scheduled long-term debt maturities for the five years and thereafter following December 31, 2010, aggregate $72.8 million in 2011; $136.4 million in 2012; $279.1 million in 2013; $9.2 million in 2014; $266.4 million in 2015 and $742.9 million thereafter.

## Note 10 – Asset Retirement Obligations

The Company records obligations related to the plugging and abandonment of natural gas and oil wells, decommissioning of certain electric generating facilities, reclamation of certain aggregate properties, special handling and disposal of hazardous materials at certain electric generating facilities, natural gas distribution facilities and buildings, and certain other obligations.

A reconciliation of the Company's liability, which is included in other liabilities, for the years ended December 31 was as follows:

| | **2010** | 2009 |
|---|---|---|
| | (In thousands) | |
| Balance at beginning of year | **$ 76,359** | $70,147 |
| Liabilities incurred | **8,608** | 2,418 |
| Liabilities acquired | **5,272** | – |
| Liabilities settled | **(10,740)** | (9,319) |
| Accretion expense | **3,588** | 3,385 |
| Revisions in estimates | **12,621** | 9,548 |
| Other | **262** | 180 |
| Balance at end of year | **$ 95,970** | $76,359 |

The Company believes that any expenses related to asset retirement obligations at the Company's regulated operations will be recovered in rates over time and, accordingly, defers such expenses as regulatory assets.

The fair value of assets that are legally restricted for purposes of settling asset retirement obligations at December 31, 2010 and 2009, was $5.7 million and $5.9 million, respectively.

FORM 10-K

## Note 11 – Preferred Stocks

Preferred stocks at December 31 were as follows:

| | 2010 | 2009 |
|---|---|---|
| | (In thousands) | |
| Authorized: | | |
| Preferred – | | |
| 500,000 shares, cumulative, par value $100, issuable in series | | |
| Preferred stock A – | | |
| 1,000,000 shares, cumulative, without par value, issuable in series (none outstanding) | | |
| Preference – | | |
| 500,000 shares, cumulative, without par value, issuable in series (none outstanding) | | |
| Outstanding: | | |
| 4.50% Series – 100,000 shares | **$10,000** | $10,000 |
| 4.70% Series – 50,000 shares | **5,000** | 5,000 |
| Total preferred stocks | **$15,000** | $15,000 |

The 4.50% Series and 4.70% Series preferred stocks outstanding are subject to redemption, in whole or in part, at the option of the Company with certain limitations on 30 days notice on any quarterly dividend date at a redemption price, plus accrued dividends, of $105 per share and $102 per share, respectively.

In the event of a voluntary or involuntary liquidation, all preferred stock series holders are entitled to $100 per share, plus accrued dividends.

The affirmative vote of two-thirds of a series of the Company's outstanding preferred stock is necessary for amendments to the Company's charter or bylaws that adversely affect that series; creation of or increase in the amount of authorized stock ranking senior to that series (or an affirmative majority vote where the authorization relates to a new class of stock that ranks on parity with such series); a voluntary liquidation or sale of substantially all of the Company's assets; a merger or consolidation, with certain exceptions; or the partial retirement of that series of preferred stock when all dividends on that series of preferred stock have not been paid. The consent of the holders of a particular series is not required for such corporate actions if the equivalent vote of all outstanding series of preferred stock voting together has consented to the given action and no particular series is affected differently than any other series.

Subject to the foregoing, the holders of common stock exclusively possess all voting power. However, if cumulative dividends on preferred stock are in arrears, in whole or in part, for one year, the holders of preferred stock would obtain the right to one vote per share until all dividends in arrears have been paid and current dividends have been declared and set aside.

## Note 12 – Common Stock

The Stock Purchase Plan provides interested investors the opportunity to make optional cash investments and to reinvest all or a percentage of their cash dividends in shares of the Company's common stock. The K-Plan is partially funded with the Company's common stock. From October 1, 2008 through October 21, 2008, the Stock Purchase Plan and K-Plan, with respect to Company stock, were funded with shares of authorized but unissued common stock. From January 2008 through September 30, 2008, and October 22, 2008 through December 2010, purchases of shares of common stock on the open market were used to fund the Stock Purchase Plan and K-Plan. At December 31, 2010, there were 23.2 million shares of common stock reserved for original issuance under the Stock Purchase Plan and K-Plan.

The Company depends on earnings from its divisions and dividends from its subsidiaries to pay dividends on common stock. The declaration and payment of dividends is at the sole discretion of the board of directors, subject to limitations imposed by the Company's credit agreements, federal and state laws, and applicable regulatory limitations. The most restrictive limitations are discussed below.

Pursuant to a covenant under a credit agreement, Centennial may only make distributions to the Company in an amount up to 100 percent of Centennial's consolidated net income after taxes for the immediately preceding fiscal year. Intermountain and Cascade have regulatory limitations on the amount of dividends each can pay. Based on these limitations, approximately $2.1 billion of the net assets of the Company's subsidiaries were restricted from being used to transfer funds to the Company. In addition, the Company's credit agreement also contains restrictions on dividend payments. The most restrictive limitation requires the Company not to permit the ratio of funded debt to capitalization (determined with respect to the Company alone, excluding its subsidiaries) to be greater than 65 percent. Based on this limitation, approximately $147 million of the Company's (excluding its subsidiaries) net assets would be restricted from use for dividend payments. In addition, state regulatory commissions may require the Company to maintain certain capitalization ratios. These requirements are not expected to affect the Company's ability to pay dividends in the near term.

## Note 13 – Stock-Based Compensation

The Company has several stock-based compensation plans and is authorized to grant options, restricted stock and stock for up to 14.5 million shares of common stock and has granted options, restricted stock and stock of 5.8 million shares through December 31, 2010. The Company generally issues new shares of common stock to satisfy stock option exercises, restricted stock, stock and performance share awards.

Total stock-based compensation expense was $3.4 million, net of income taxes of $2.1 million in 2010; $3.4 million, net of income taxes of $2.2 million in 2009; and $3.7 million, net of income taxes of $2.3 million in 2008.

As of December 31, 2010, total remaining unrecognized compensation expense related to stock-based compensation was approximately $4.5 million (before income taxes) which will be amortized over a weighted average period of 1.5 years.

### Stock options

The Company has stock option plans for directors, key employees and employees. The Company has not granted stock options since 2003. Options granted to key employees automatically vest after nine years, but the plan provides for accelerated vesting based on the attainment of certain performance goals or upon a change in control of the Company, and expire 10 years after the date of grant. Options granted to directors and employees vest at the date of grant and three years after the date of grant, respectively, and expire 10 years after the date of grant.

The fair value of each option outstanding was estimated on the date of grant using the Black-Scholes option-pricing model.

A summary of the status of the stock option plans at December 31, 2010, and changes during the year then ended was as follows:

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Balance at beginning of year | 824,871 | $13.42 |
| Forfeited | (14,401) | 13.22 |
| Exercised | (369,486) | 13.53 |
| Balance at end of year | 440,984 | 13.34 |
| Exercisable at end of year | 440,984 | $13.34 |

Summarized information about stock options outstanding and exercisable as of December 31, 2010, was as follows:

| | Options Outstanding and Options Exercisable | | | |
|---|---|---|---|---|
| Range of Exercisable Prices | Number Outstanding and Exercisable | Remaining Contractual Life in Years | Weighted Average Exercise Price | Aggregate Intrinsic Value (000's) |
| $11.53 – 14.25 | 422,599 | .2 | $13.20 | $2,988 |
| 14.26 – 17.13 | 18,385 | .3 | 16.54 | 68 |
| Balance at end of year | 440,984 | .2 | $13.34 | $3,056 |

The aggregate intrinsic value in the preceding table represents the total intrinsic value (before income taxes), based on the Company's stock price on December 31, 2010, which would have been received by the option holders had all option holders exercised their options as of that date.

The Company received cash of $5.0 million, $2.1 million and $5.9 million from the exercise of stock options for the years ended December 31, 2010, 2009 and 2008, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008, was $2.6 million, $1.3 million and $8.1 million, respectively.

FORM 10-K

## Restricted stock awards

Prior to 2002, the Company granted restricted stock awards under a long-term incentive plan. The restricted stock awards vested at various times ranging from one year to nine years from the date of issuance, but certain grants vested early based upon the attainment of certain performance goals. The grant-date fair value is the market price of the Company's stock on the grant date.

A summary of the status of the restricted stock awards for the year ended December 31, 2010, was as follows:

| | Number of Shares | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Nonvested at beginning of period | 17,636 | $13.22 |
| Vested | (17,636) | 13.22 |
| Nonvested at end of period | – | $ – |

## Stock awards

Nonemployee directors may receive shares of common stock instead of cash in payment for directors' fees under the nonemployee director stock compensation plan. There were 43,128 shares with a fair value of $849,000, 49,649 shares with a fair value of $879,000 and 45,675 shares with a fair value of $1.2 million issued under this plan during the years ended December 31, 2010, 2009 and 2008, respectively.

## Performance share awards

Since 2003, key employees of the Company have been awarded performance share awards each year. Entitlement to performance shares is based on the Company's total shareholder return over designated performance periods as measured against a selected peer group.

Target grants of performance shares outstanding at December 31, 2010, were as follows:

| Grant Date | Performance Period | Target Grant of Shares |
|---|---|---|
| February 2008 | 2008-2010 | 183,102 |
| February 2009 | 2009-2011 | 258,757 |
| March 2010 | 2010-2012 | 227,826 |

Participants may earn from zero to 200 percent of the target grant of shares based on the Company's total shareholder return relative to that of the selected peer group. Compensation expense is based on the grant-date fair value. The grant-date fair value of performance share awards granted during the years ended December 31, 2010, 2009 and 2008, was $17.40, $20.39 and $30.71, per share, respectively. The grant-date fair value for the performance shares was determined by Monte Carlo simulation using a blended volatility term structure in the range of 25.69 percent to 35.36 percent in 2010, 40.40 percent to 50.98 percent in 2009 and 21.54 percent to 22.97 percent in 2008 comprised of 50 percent historical volatility and 50 percent implied volatility and a risk-free interest rate term structure in the range of .13 percent to 1.45 percent in 2010, .30 percent to 1.36 percent in 2009 and 1.87 percent to 2.23 percent in 2008 based on U.S. Treasury security rates in effect as of the grant date. In addition, the mean overall simulation paths of the discounted dividends expected to be earned in the performance period used in the valuation was $1.04, $1.79 and $1.64 per target share for the 2010, 2009 and 2008 awards, respectively. The fair value of performance share awards that vested during the years ended December 31, 2010, 2009 and 2008, was $3.5 million, $2.8 million and $8.5 million, respectively.

A summary of the status of the performance share awards for the year ended December 31, 2010, was as follows:

| | Number of Shares | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Nonvested at beginning of period | 634,505 | $24.24 |
| Granted | 229,988 | 17.40 |
| Vested | (175,596) | 23.55 |
| Forfeited | (19,212) | 20.05 |
| Nonvested at end of period | 669,685 | $22.19 |

## Note 14 – Income Taxes

The components of income (loss) before income taxes for each of the years ended December 31 were as follows:

| | **2010** | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| United States | **$336,450** | $(227,021) | $436,029 |
| Foreign | **30,100** | 7,655 | 5,120 |
| Income (loss) before income taxes | **$366,550** | $(219,366) | $441,149 |

Income tax expense (benefit) for the years ended December 31 was as follows:

| | **2010** | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Current: | | | |
| Federal | **$ 37,014** | $ 64,389 | $ 82,279 |
| State | **10,589** | 8,284 | (184) |
| Foreign | **4,451** | 254 | (104) |
| | **52,054** | 72,927 | 81,991 |
| Deferred: | | | |
| Income taxes – | | | |
| Federal | **62,618** | (147,607) | 59,963 |
| State | **4,147** | (22,370) | 5,332 |
| Investment tax credit – net | **(180)** | 213 | (405) |
| | **66,585** | (169,764) | 64,890 |
| Change in uncertain tax benefits | **3,230** | 562 | 422 |
| Change in accrued interest | **661** | 183 | 173 |
| Total income tax expense (benefit) | **$122,530** | $ (96,092) | $147,476 |

Components of deferred tax assets and deferred tax liabilities recognized at December 31 were as follows:

| | **2010** | 2009 |
|---|---|---|
| | (In thousands) | |
| Deferred tax assets: | | |
| Regulatory matters | **$ 114,427** | $ 85,712 |
| Accrued pension costs | **82,085** | 79,052 |
| Asset retirement obligations | **24,391** | 24,091 |
| Compensation-related | **17,261** | 18,773 |
| Other | **53,929** | 42,492 |
| Total deferred tax assets | **292,093** | 250,120 |
| Deferred tax liabilities: | | |
| Depreciation and basis differences on property, plant and equipment | **679,809** | 601,426 |
| Basis differences on natural gas and oil producing properties | **152,455** | 116,521 |
| Regulatory matters | **64,017** | 53,835 |
| Intangible asset amortization | **14,843** | 12,975 |
| Other | **20,348** | 28,186 |
| Total deferred tax liabilities | **931,472** | 812,943 |
| Net deferred income tax liability | **$(639,379)** | $(562,823) |

As of December 31, 2010 and 2009, no valuation allowance has been recorded associated with the previously identified deferred tax assets.

The following table reconciles the change in the net deferred income tax liability from December 31, 2009, to December 31, 2010, to deferred income tax expense:

| | 2010 |
|---|---|
| | (In thousands) |
| Change in net deferred income tax liability from the preceding table | **$ 76,556** |
| Deferred taxes associated with other comprehensive loss | **6,657** |
| Other | **(16,628)** |
| Deferred income tax expense for the period | **$ 66,585** |

Total income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to income (loss) before taxes. The reasons for this difference were as follows:

| Years ended December 31, | **2010** | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| | (Dollars in thousands) | | | | | |
| Computed tax at federal statutory rate | **$128,293** | **35.0** | $(76,778) | 35.0 | $154,402 | 35.0 |
| Increases (reductions) resulting from: | | | | | | |
| State income taxes, net of federal income tax benefit (expense) | **10,210** | **2.8** | (7,280) | 3.3 | 10,709 | 2.4 |
| Depletion allowance | **(2,810)** | **(.8)** | (2,320) | 1.0 | (2,932) | (.7) |
| Deductible K-Plan dividends | **(2,309)** | **(.6)** | (2,369) | 1.1 | (2,144) | (.5) |
| Federal renewable energy credit | **(2,185)** | **(.6)** | (1,452) | .7 | (1,235) | (.3) |
| Foreign operations | **(588)** | **(.2)** | (1,148) | .5 | 423 | .1 |
| Domestic production activities deduction | **–** | **–** | (856) | .4 | (3,031) | (.7) |
| Resolution of tax matters and uncertain tax positions | **667** | **.2** | 881 | (.4) | 595 | .1 |
| Other | **(8,748)** | **(2.4)** | (4,770) | 2.2 | (9,311) | (2.0) |
| Total income tax expense (benefit) | **$122,530** | **33.4** | $(96,092) | 43.8 | $147,476 | 33.4 |

The income tax benefit in 2009 resulted largely from the Company's write-down of natural gas and oil properties, as discussed in Note 1.

Deferred income taxes have been accrued with respect to temporary differences related to the Company's foreign operations. The amount of cumulative undistributed earnings for which there are temporary differences is approximately $11.5 million at December 31, 2010. The amount of deferred tax liability, net of allowable foreign tax credits, associated with the undistributed earnings at December 31, 2010, was approximately $3.2 million.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years ending prior to 2007.

A reconciliation of the unrecognized tax benefits (excluding interest) for the years ended December 31, was as follows:

| | **2010** | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Balance at beginning of year | **$6,148** | $5,586 | $ 3,735 |
| Additions based on tax positions related to the current year | **–** | – | 1,102 |
| Additions for tax positions of prior years | **3,230** | 562 | 1,811 |
| Reductions for tax positions of prior years | **–** | – | (1,062) |
| Balance at end of year | **$9,378** | $6,148 | $ 5,586 |

Included in the balance of unrecognized tax benefits at December 31, 2010, were $3.8 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2010, was $7.1 million, including approximately $1.5 million for the payment of interest and penalties.

The Company does not anticipate the amount of unrecognized tax benefits to significantly increase or decrease within the next 12 months.

For the years ended December 31, 2010, 2009 and 2008, the Company recognized approximately $2.0 million, $190,000 and $819,000, respectively, in interest expense. Penalties were not material in 2010, 2009 and 2008. The Company recognized interest income of approximately $20,000, $165,000 and $223,000 for the years ended December 31, 2010, 2009 and 2008, respectively. The Company had accrued liabilities of approximately $2.3 million, $1.6 million and $1.4 million at December 31, 2010, 2009 and 2008, respectively, for the payment of interest.



## Note 15 – Business Segment Data

The Company's reportable segments are those that are based on the Company's method of internal reporting, which generally segregates the strategic business units due to differences in products, services and regulation. The vast majority of the Company's operations are located within the United States. The Company also has investments in foreign countries, which largely consist of Centennial Resources' equity method investment in the Brazilian Transmission Lines.

The electric segment generates, transmits and distributes electricity in Montana, North Dakota, South Dakota and Wyoming. The natural gas distribution segment distributes natural gas in those states as well as in Idaho, Minnesota, Oregon and Washington. These operations also supply related value-added products and services.

The construction services segment specializes in constructing and maintaining electric and communication lines, gas pipelines, fire suppression systems, and external lighting and traffic signalization equipment. This segment also provides utility excavation services and inside electrical wiring, cabling and mechanical services, sells and distributes electrical materials, and manufactures and distributes specialty equipment.

The pipeline and energy services segment provides natural gas transportation, underground storage and gathering services through regulated and nonregulated pipeline systems primarily in the Rocky Mountain and northern Great Plains regions of the United States. This segment also provides cathodic protection and energy-related services.

The natural gas and oil production segment is engaged in natural gas and oil acquisition, exploration, development and production activities in the Rocky Mountain and Mid-Continent regions of the United States and in and around the Gulf of Mexico.

The construction materials and contracting segment mines aggregates and markets crushed stone, sand, gravel and related construction materials, including ready-mixed concrete, cement, asphalt, liquid asphalt and other value-added products. It also performs integrated contracting services. This segment operates in the central, southern and western United States and Alaska and Hawaii.

The Other category includes the activities of Centennial Capital, which insures various types of risks as a captive insurer for certain of the Company's subsidiaries. The function of the captive insurer is to fund the deductible layers of the insured companies' general liability and automobile liability coverages. Centennial Capital also owns certain real and personal property. The Other category also includes Centennial Resources' equity method investment in the Brazilian Transmission Lines.

The information below follows the same accounting policies as described in the Summary of Significant Accounting Policies. Information on the Company's businesses as of December 31 and for the years then ended was as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| External operating revenues: | | | |
| Electric | **$ 211,544** | $ 196,171 | $ 208,326 |
| Natural gas distribution | **892,708** | 1,072,776 | 1,036,109 |
| Pipeline and energy services | **254,776** | 235,322 | 440,764 |
| | **1,359,028** | 1,504,269 | 1,685,199 |
| Construction services | **786,802** | 818,685 | 1,256,759 |
| Natural gas and oil production | **318,570** | 338,425 | 420,637 |
| Construction materials and contracting | **1,445,148** | 1,515,122 | 1,640,683 |
| Other | **147** | – | – |
| | **2,550,667** | 2,672,232 | 3,318,079 |
| Total external operating revenues | **$3,909,695** | $4,176,501 | $5,003,278 |
| Intersegment operating revenues: | | | |
| Electric | **$ –** | $ – | $ – |
| Natural gas distribution | **–** | – | – |
| Construction services | **2,298** | 379 | 560 |
| Pipeline and energy services | **75,033** | 72,505 | 91,389 |
| Natural gas and oil production | **115,784** | 101,230 | 291,642 |
| Construction materials and contracting | **–** | – | – |
| Other | **7,580** | 9,487 | 10,501 |
| Intersegment eliminations | **(200,695)** | (183,601) | (394,092) |
| Total intersegment operating revenues | **$ –** | $ – | $ – |
| Depreciation, depletion and amortization: | | | |
| Electric | **$ 27,274** | $ 24,637 | $ 24,030 |
| Natural gas distribution | **43,044** | 42,723 | 32,566 |
| Construction services | **12,147** | 12,760 | 13,398 |
| Pipeline and energy services | **26,001** | 25,581 | 23,654 |
| Natural gas and oil production | **130,455** | 129,922 | 170,236 |
| Construction materials and contracting | **88,331** | 93,615 | 100,853 |
| Other | **1,591** | 1,304 | 1,283 |
| Total depreciation, depletion and amortization | **$ 328,843** | $ 330,542 | $ 366,020 |
| Interest expense: | | | |
| Electric | **$ 12,216** | $ 9,577 | $ 8,674 |
| Natural gas distribution | **28,996** | 30,656 | 24,004 |
| Construction services | **4,411** | 4,490 | 4,893 |
| Pipeline and energy services | **9,064** | 8,896 | 8,314 |
| Natural gas and oil production | **8,580** | 10,621 | 12,428 |
| Construction materials and contracting | **19,859** | 20,495 | 24,291 |
| Other | **47** | 43 | 374 |
| Intersegment eliminations | **(162)** | (679) | (1,451) |
| Total interest expense | **$ 83,011** | $ 84,099 | $ 81,527 |
| Income taxes: | | | |
| Electric | **$ 11,187** | $ 8,205 | $ 8,225 |
| Natural gas distribution | **12,171** | 16,331 | 18,827 |
| Construction services | **11,456** | 15,189 | 26,952 |
| Pipeline and energy services | **13,933** | 22,982 | 15,427 |
| Natural gas and oil production | **49,034** | (187,000) | 68,701 |
| Construction materials and contracting | **13,822** | 25,940 | 8,947 |
| Other | **10,927** | 2,261 | 397 |
| Total income taxes | **$ 122,530** | $ (96,092) | $ 147,476 |

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Earnings (loss) on common stock: | | | |
| Electric | **$ 28,908** | $ 24,099 | $ 18,755 |
| Natural gas distribution | **36,944** | 30,796 | 34,774 |
| Construction services | **17,982** | 25,589 | 49,782 |
| Pipeline and energy services | **23,208** | 37,845 | 26,367 |
| Natural gas and oil production | **85,638** | (296,730) | 122,326 |
| Construction materials and contracting | **29,609** | 47,085 | 30,172 |
| Other | **21,046** | 7,357 | 10,812 |
| Earnings (loss) on common stock before loss from discontinued operations | **243,335** | (123,959) | 292,988 |
| Loss from discontinued operations, net of tax | **(3,361)** | – | – |
| Total earnings (loss) on common stock | **$ 239,974** | $ (123,959) | $ 292,988 |
| Capital expenditures: | | | |
| Electric | **$ 85,787** | $ 115,240 | $ 72,989 |
| Natural gas distribution | **75,365** | 43,820 | 398,116 |
| Construction services | **14,849** | 12,814 | 24,506 |
| Pipeline and energy services | **14,255** | 70,168 | 42,960 |
| Natural gas and oil production | **355,845** | 183,140 | 710,742 |
| Construction materials and contracting | **25,724** | 26,313 | 127,578 |
| Other | **2,182** | 3,196 | 774 |
| Net proceeds from sale or disposition of property and other | **(78,761)** | (26,679) | (86,927) |
| Total net capital expenditures | **$ 495,246** | $ 428,012 | $1,290,738 |
| Assets: | | | |
| Electric* | **$ 643,636** | $ 569,666 | $ 479,639 |
| Natural gas distribution* | **1,632,012** | 1,588,144 | 1,548,005 |
| Construction services | **387,627** | 328,895 | 476,092 |
| Pipeline and energy services | **523,075** | 538,230 | 506,872 |
| Natural gas and oil production | **1,342,808** | 1,137,628 | 1,792,792 |
| Construction materials and contracting | **1,382,836** | 1,449,469 | 1,552,296 |
| Other** | **391,555** | 378,920 | 232,149 |
| Total assets | **$6,303,549** | $5,990,952 | $6,587,845 |
| Property, plant and equipment: | | | |
| Electric* | **$1,027,034** | $ 941,791 | $ 848,725 |
| Natural gas distribution* | **1,508,845** | 1,456,208 | 1,429,487 |
| Construction services | **122,940** | 116,236 | 111,301 |
| Pipeline and energy services | **683,807** | 675,199 | 640,921 |
| Natural gas and oil production | **2,356,938** | 2,028,794 | 2,477,402 |
| Construction materials and contracting | **1,486,375** | 1,514,989 | 1,524,029 |
| Other | **32,564** | 33,365 | 30,372 |
| Less accumulated depreciation, depletion and amortization | **3,103,323** | 2,872,465 | 2,761,319 |
| Net property, plant and equipment | **$4,115,180** | $3,894,117 | $4,300,918 |

* *Includes allocations of common utility property.*

** *Includes assets not directly assignable to a business (i.e. cash and cash equivalents, certain accounts receivable, certain investments and other miscellaneous current and deferred assets).*

Note: *The results reflect a $620.0 million ($384.4 million after tax) and $135.8 million ($84.2 million after tax) noncash write-down of natural gas and oil properties in 2009 and 2008, respectively.*

Excluding the natural gas gathering arbitration charge of $16.5 million (after tax) in 2010, as discussed in Note 19, earnings from electric, natural gas distribution and pipeline and energy services are substantially all from regulated operations. Earnings from construction services, natural gas and oil production, construction materials and contracting, and other are all from nonregulated operations.

Capital expenditures for 2010, 2009 and 2008 include noncash transactions, including the issuance of the Company's equity securities, in connection with acquisitions and the outstanding indebtedness related to the 2008 Intermountain acquisition. The net noncash transactions were $17.5 million in 2010; immaterial in 2009 and $97.6 million in 2008.

FORM 10-K

## Note 16 – Employee Benefit Plans

The Company has noncontributory defined benefit pension plans and other postretirement benefit plans for certain eligible employees. The Company uses a measurement date of December 31 for all of its pension and postretirement benefit plans.

Defined pension plan benefits to all nonunion and certain union employees hired after December 31, 2005, were discontinued. Employees that would have been eligible for defined pension plan benefits are eligible to receive additional defined contribution plan benefits. Effective January 1, 2010, all benefit and service accruals for nonunion and certain union plans were frozen. These employees will be eligible to receive additional defined contribution plan benefits.

Effective January 1, 2010, eligibility to receive retiree medical benefits was modified at certain of the Company's businesses. Current employees who attain age 55 with 10 years of continuous service by December 31, 2010, will be provided the current retiree medical insurance benefits or can elect the new benefit, if desired, regardless of when they retire. All other current employees must meet the new eligibility criteria of age 60 and 10 years of continuous service at the time they retire. These employees will be eligible for a specified company funded Retiree Reimbursement Account. Employees hired after December 31, 2009, will not be eligible for retiree medical benefits.

Changes in benefit obligation and plan assets for the years ended December 31, 2010 and 2009, and amounts recognized in the Consolidated Balance Sheets at December 31, 2010 and 2009, were as follows:

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | **2010** | 2009 | **2010** | 2009 |
| | (In thousands) | | | |
| Change in benefit obligation: | | | | |
| Benefit obligation at beginning of year | **$ 352,915** | $358,525 | **$ 88,151** | $ 94,325 |
| Service cost | **2,889** | 8,127 | **1,357** | 2,206 |
| Interest cost | **19,761** | 21,919 | **4,817** | 5,465 |
| Plan participants' contributions | **–** | – | **2,500** | 2,369 |
| Amendments | **353** | – | **121** | (9,319) |
| Actuarial loss | **34,687** | 26,188 | **3,228** | 813 |
| Curtailment gain | **–** | (38,166) | **–** | – |
| Benefits paid | **(22,016)** | (23,678) | **(8,888)** | (7,708) |
| Benefit obligation at end of year | **388,589** | 352,915 | **91,286** | 88,151 |
| Change in net plan assets: | | | | |
| Fair value of plan assets at beginning of year | **255,327** | 226,214 | **66,984** | 60,085 |
| Actual gain on plan assets | **37,853** | 42,084 | **7,278** | 8,600 |
| Employer contribution | **6,434** | 10,707 | **2,736** | 3,638 |
| Plan participants' contributions | **–** | – | **2,500** | 2,369 |
| Benefits paid | **(22,016)** | (23,678) | **(8,888)** | (7,708) |
| Fair value of net plan assets at end of year | **277,598** | 255,327 | **70,610** | 66,984 |
| Funded status – under | **$(110,991)** | $ (97,588) | **$(20,676)** | $(21,167) |
| Amounts recognized in the Consolidated Balance Sheets at December 31: | | | | |
| Other accrued liabilities (current) | **$ –** | $ – | **$ (525)** | $ (459) |
| Other liabilities (noncurrent) | **(110,991)** | (97,588) | **(20,151)** | (20,708) |
| Net amount recognized | **$(110,991)** | $ (97,588) | **$(20,676)** | $(21,167) |
| Amounts recognized in accumulated other comprehensive (income) loss consist of: | | | | |
| Actuarial loss | **$ 117,840** | $ 99,985 | **$ 20,751** | $ 20,134 |
| Prior service cost (credit) | **631** | 430 | **(11,292)** | (14,716) |
| Transition obligation | **–** | – | **4,253** | 6,378 |
| Total | **$ 118,471** | $100,415 | **$ 13,712** | $ 11,796 |

Employer contributions and benefits paid in the preceding table include only those amounts contributed directly to, or paid directly from, plan assets. Accumulated other comprehensive (income) loss in the above table includes amounts related to regulated operations, which are recorded as regulatory assets (liabilities) and are expected to be reflected in rates charged to customers over time.

Unrecognized pension actuarial losses in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of assets are amortized on a straight-line basis over the expected average remaining service lives of active participants for non-frozen plans and over the average life expectancy of plan participants for frozen plans. The market-related value of assets is determined using a five-year average of assets. Unrecognized postretirement net transition obligation is amortized over a 20-year period ending 2012.

The accumulated benefit obligation for the defined benefit pension plans reflected previously was $374.5 million and $340.3 million at December 31, 2010 and 2009, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets at December 31 were as follows:

| | 2010 | 2009 |
|---|---|---|
| | (In thousands) | |
| Projected benefit obligation | **$388,589** | $352,915 |
| Accumulated benefit obligation | **$374,538** | $340,341 |
| Fair value of plan assets | **$277,598** | $255,327 |

Components of net periodic benefit cost for the Company's pension and other postretirement benefit plans for the years ended December 31 were as follows:

| | Pension Benefits | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | **2010** | 2009 | 2008 | **2010** | 2009 | 2008 |
| | | | (In thousands) | | | |
| Components of net periodic benefit cost: | | | | | | |
| Service cost | **$ 2,889** | $ 8,127 | $ 8,812 | **$ 1,357** | $ 2,206 | $ 1,977 |
| Interest cost | **19,761** | 21,919 | 21,264 | **4,817** | 5,465 | 5,079 |
| Expected return on assets | **(23,643)** | (25,062) | (26,501) | **(5,512)** | (5,471) | (5,657) |
| Amortization of prior service cost (credit) | **152** | 605 | 665 | **(3,303)** | (2,756) | (2,755) |
| Recognized net actuarial loss | **2,622** | 2,096 | 1,050 | **845** | 970 | 594 |
| Curtailment loss | **–** | 1,650 | – | **–** | – | – |
| Amortization of net transition obligation | **–** | – | – | **2,125** | 2,125 | 2,125 |
| Net periodic benefit cost, including amount capitalized | **1,781** | 9,335 | 5,290 | **329** | 2,539 | 1,363 |
| Less amount capitalized | **791** | 1,127 | 642 | **(92)** | 330 | 307 |
| Net periodic benefit cost | **990** | 8,208 | 4,648 | **421** | 2,209 | 1,056 |
| Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive (income) loss: | | | | | | |
| Net (gain) loss | **20,477** | (29,000) | 102,125 | **1,462** | (2,314) | 26,478 |
| Prior service cost (credit) | **353** | – | – | **121** | (9,321) | (382) |
| Amortization of actuarial loss | **(2,622)** | (2,096) | (1,050) | **(845)** | (970) | (594) |
| Amortization of prior service (cost) credit | **(152)** | (2,255) | (665) | **3,303** | 2,756 | 2,755 |
| Amortization of net transition obligation | **–** | – | – | **(2,125)** | (2,125) | (2,125) |
| Total recognized in accumulated other comprehensive (income) loss | **18,056** | (33,351) | 100,410 | **1,916** | (11,974) | 26,132 |
| Total recognized in net periodic benefit cost and accumulated other comprehensive (income) loss | **$ 19,046** | $(25,143) | $105,058 | **$ 2,337** | $ (9,765) | $27,188 |

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2011 are $4.9 million and $173,000, respectively. The estimated net loss, prior service credit and transition obligation for the other postretirement benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2011 are $838,000, $2.7 million and $2.1 million, respectively.

Weighted average assumptions used to determine benefit obligations at December 31 were as follows:

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | **2010** | 2009 | **2010** | 2009 |
| Discount rate | **5.26%** | 5.75% | **5.21%** | 5.75% |
| Expected return on plan assets | **7.75%** | 8.25% | **6.75%** | 7.25% |
| Rate of compensation increase | **4.00%** | 4.00% | **4.00%** | 4.00% |

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | **2010** | 2009 | **2010** | 2009 |
| Discount rate | **5.75%** | 6.25% | **5.75%** | 6.25% |
| Expected return on plan assets | **8.25%** | 8.50% | **7.25%** | 7.50% |
| Rate of compensation increase | **4.00%** | 4.00% | **4.00%** | 4.00% |

The expected rate of return on pension plan assets is based on the targeted asset allocation range of 60 percent to 70 percent equity securities and 30 percent to 40 percent fixed-income securities and the expected rate of return from these asset categories. The expected rate of return on other postretirement plan assets is based on the targeted asset allocation range of 65 percent to 75 percent equity securities and 25 percent to 35 percent fixed-income securities and the expected rate of return from these asset categories. The expected return on plan assets for other postretirement benefits reflects insurance-related investment costs.

Health care rate assumptions for the Company's other postretirement benefit plans as of December 31 were as follows:

| | **2010** | 2009 |
|---|---|---|
| Health care trend rate assumed for next year | **6.0%-8.5%** | 6.0%-9.0% |
| Health care cost trend rate – ultimate | **5.0%-6.0%** | 5.0%-6.0% |
| Year in which ultimate trend rate achieved | **1999-2017** | 1999-2017 |

The Company's other postretirement benefit plans include health care and life insurance benefits for certain employees. The plans underlying these benefits may require contributions by the employee depending on such employee's age and years of service at retirement or the date of retirement. The accounting for the health care plans anticipates future cost-sharing changes that are consistent with the Company's expressed intent to generally increase retiree contributions each year by the excess of the expected health care cost trend rate over 6 percent.

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A one percentage point change in the assumed health care cost trend rates would have had the following effects at December 31, 2010:

| | 1 Percentage Point Increase | 1 Percentage Point Decrease |
|---|---|---|
| | (In thousands) | |
| Effect on total of service and interest cost components | $ 106 | $ (751) |
| Effect on postretirement benefit obligation | $2,593 | $(10,086) |

The Company's pension assets are managed by 12 outside investment managers. The Company's other postretirement assets are managed by one outside investment manager. The Company's investment policy with respect to pension and other postretirement assets is to make investments solely in the interest of the participants and beneficiaries of the plans and for the exclusive purpose of providing benefits accrued and defraying the reasonable expenses of administration. The Company strives to maintain investment diversification to assist in minimizing the risk of large losses. The Company's policy guidelines allow for investment of funds in cash equivalents, fixed-income securities and equity securities. The guidelines prohibit investment in commodities and futures contracts, equity private placement, employer securities, leveraged or derivative securities, options, direct real estate investments, precious metals, venture capital and limited partnerships. The guidelines also prohibit short selling and margin transactions. The Company's practice is to periodically review and rebalance asset categories based on its targeted asset allocation percentage policy.

The fair value of the Company's pension net plan assets by class is as follows:

| | Fair Value Measurements at December 31, 2010, Using | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance at December 31, 2010 |
| | (In thousands) | | | |
| Assets: | | | | |
| Cash and cash equivalents | $ 4,663 | $ 8,699 | $ – | $ 13,362 |
| Equity securities: | | | | |
| U.S. companies | 102,944 | – | – | 102,944 |
| International companies | 40,017 | – | – | 40,017 |
| Collective and mutual funds (a) | 45,410 | 17,701 | – | 63,111 |
| Collateral held on loaned securities (b) | – | 23,148 | 694 | 23,842 |
| Corporate bonds | – | 23,014 | – | 23,014 |
| Mortgage-backed securities | – | 19,478 | – | 19,478 |
| U.S. Treasury securities | – | 9,239 | – | 9,239 |
| Municipal bonds | – | 8,285 | – | 8,285 |
| Total assets measured at fair value | 193,034 | 109,564 | 694 | 303,292 |
| Liabilities: | | | | |
| Obligation for collateral received | 25,694 | – | – | 25,694 |
| Net assets measured at fair value | $167,340 | $109,564 | $694 | $277,598 |

*(a) Collective and mutual funds invest approximately 28 percent in common stock of mid-cap U.S. companies, 24 percent in common stock of large-cap U.S. companies, 13 percent in U.S. Treasuries, 11 percent in mortgage-backed securities, 10 percent in corporate bonds, 8 percent in foreign fixed-income investments and 6 percent in common stock of small-cap U.S. companies.*

*(b) This class includes collateral held at December 31, 2010, as a result of participation in a securities lending program. Cash collateral is invested by the trustee primarily in repurchase agreements, mutual funds and commercial paper.*

| | Fair Value Measurements at December 31, 2009, Using | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance at December 31, 2009 |
| | (In thousands) | | | |
| Assets: | | | | |
| Common stocks (a) | $133,989 | $ – | $ – | $133,989 |
| Collective and mutual funds (b) | 39,234 | 10,379 | – | 49,613 |
| U.S. government and U.S. government-sponsored securities (c) | – | 28,091 | – | 28,091 |
| Corporate and municipal bonds (d) | – | 27,968 | – | 27,968 |
| Collateral held on loaned securities (e) | – | 21,597 | 937 | 22,534 |
| Cash and cash equivalents | 17,958 | – | – | 17,958 |
| Total assets measured at fair value | 191,181 | 88,035 | 937 | 280,153 |
| Liabilities: | | | | |
| Obligation for collateral received | 24,826 | – | – | 24,826 |
| Net assets measured at fair value | $166,355 | $88,035 | $937 | $255,327 |

*(a) This category includes approximately 75 percent U.S. common stocks and 25 percent non-U.S. common stocks.*

*(b) Collective and mutual funds invest approximately 43 percent in common stock of large-cap U.S. companies, 21 percent in asset-backed securities, 17 percent in cash and cash equivalents, 8 percent in small-cap U.S. companies and 11 percent in other investments.*

*(c) This category includes approximately 69 percent U.S. government-sponsored securities (asset-backed securities) and 31 percent U.S. government securities.*

*(d) This category includes approximately 78 percent corporate bonds and 22 percent municipal bonds.*

*(e) This category includes collateral held at December 31, 2009, as a result of participation in a securities lending program. Cash collateral is invested by the trustee primarily in repurchase agreements, money market funds, corporate bonds, commercial paper, asset-backed securities and certificates of deposit.*

The following table sets forth a summary of changes in the fair value of the pension plan's Level 3 assets for the year ended December 31, 2010:

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) |
|---|---|
| | Collateral Held on Loaned Securities |
| | (In thousands) |
| Balance at beginning of year | $ 937 |
| Total realized/unrealized losses | 189 |
| Purchases, issuances and settlements (net) | (432) |
| Balance at end of year | $ 694 |

The following table sets forth a summary of changes in the fair value of the pension plan's Level 3 assets for the year ended December 31, 2009:

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) |
|---|---|
| | Collateral Held on Loaned Securities |
| | (In thousands) |
| Balance at beginning of year | $573 |
| Total realized/unrealized losses | 80 |
| Purchases, issuances and settlements (net) | 284 |
| Balance at end of year | $937 |

The fair value of the Company's other postretirement benefit plan assets by asset class is as follows:

| | Fair Value Measurements at December 31, 2010, Using | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance at December 31, 2010 |
| | | (In thousands) | | |
| Assets: | | | | |
| Cash and cash equivalents | $ 53 | $ 1,274 | $ – | $ 1,327 |
| Equity securities: | | | | |
| U.S. companies | 2,791 | – | – | 2,791 |
| International companies | 353 | – | – | 353 |
| Insurance investment contract* | – | 66,139 | – | 66,139 |
| Total assets measured at fair value | $3,197 | $67,413 | $ – | $70,610 |

* *The insurance investment contract invests approximately 53 percent in common stock of large-cap U.S. companies, 21 percent in corporate bonds, 12 percent in mortgage-backed securities and 14 percent in other investments.*

The fair value of the Company's other postretirement benefit plan assets by asset category is as follows:

| | Fair Value Measurements at December 31, 2009, Using | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance at December 31, 2009 |
| | | (In thousands) | | |
| Assets: | | | | |
| Money market funds | $1,469 | $ – | $ – | $ 1,469 |
| Common stock | 2,897 | – | – | 2,897 |
| Insurance investment contract* | – | 62,618 | – | 62,618 |
| Total assets measured at fair value | $4,366 | $62,618 | $ – | $66,984 |

* *Invested in mutual funds.*

The Company expects to contribute approximately $34.2 million to its defined benefit pension plans and approximately $2.9 million to its postretirement benefit plans in 2011.

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

| Years | Pension Benefits | Other Postretirement Benefits |
|---|---|---|
| | (In thousands) | |
| 2011 | $ 21,616 | $ 6,322 |
| 2012 | 22,078 | 6,433 |
| 2013 | 22,556 | 6,622 |
| 2014 | 22,930 | 6,772 |
| 2015 | 23,438 | 6,891 |
| 2016 - 2020 | 126,190 | 35,583 |

The following Medicare Part D subsidies are expected: $698,000 in 2011; $748,000 in 2012; $790,000 in 2013; $829,000 in 2014; $871,000 in 2015; and $4.9 million during the years 2016 through 2020.

In addition to company-sponsored plans, certain employees are covered under multi-employer pension plans administered by third parties unaffiliated with the Company. Amounts contributed in 2010 to defined benefit and defined contribution multi-employer plans were $30.3 million and $15.4 million, respectively. Amounts contributed in 2009 to defined benefit and defined contribution multi-employer plans were $32.5 million and $16.4 million, respectively. Amounts contributed to the multi-employer plans were $73.1 million in 2008.

The information available to the Company about the multi-employer plans in which it participates, whether via request to the plan or publicly available, is generally dated (in many cases more than twelve months old) due to the nature of the reporting cycle of multi-employer plans and legal requirements under ERISA as amended by MPPAA. Based on available information, the Company believes that approximately 35 of the multi-employer pension plans to which it contributes were classified under the Pension Protection Act of 2006 as being in either endangered, seriously endangered or critical status. These plans have or were adopting a funding improvement or rehabilitation plan that may require increased contributions, reduced benefits or a combination of the two. Based on information available to the Company about funding improvement or rehabilitation plans adopted by the multi-employer plans to which it contributes, the Company does not expect the potential increased contributions to have a material negative impact on its financial condition, results of operations and cash flows for 2011. However, the Company could incur a material increase in contributions and/or obligations, as additional details about the funding status of the plans becomes available to the Company.

In addition to the qualified plan defined pension benefits reflected in the table at the beginning of this note, the Company also has unfunded, nonqualified benefit plans for executive officers and certain key management employees that generally provide for defined benefit payments at age 65 following the employee's retirement or to their beneficiaries upon death for a 15-year period. The Company had investments of $77.5 million and $67.9 million at December 31, 2010 and 2009, respectively, consisting of equity securities of $39.5 million and $32.1 million, respectively, life insurance carried on plan participants (payable upon the employee's death) of $30.7 million and $29.8 million, respectively, and other investments of $7.3 million and $3.3 million, respectively. The Company also had investments in fixed-income securities of $2.7 million at December 31, 2009. The Company anticipates using these investments to satisfy obligations under these plans. The Company's net periodic benefit cost for these plans was $7.8 million, $8.8 million and $9.0 million in 2010, 2009 and 2008, respectively. The total projected benefit obligation for these plans was $99.4 million and $93.0 million at December 31, 2010 and 2009, respectively. The accumulated benefit obligation for these plans was $93.2 million and $84.8 million at December 31, 2010 and 2009, respectively. A weighted average discount rate of 5.11 percent and 5.75 percent at December 31, 2010 and 2009, respectively, and a rate of compensation increase of 4.00 percent at December 31, 2010 and 2009, were used to determine benefit obligations. A discount rate of 5.75 percent and 6.25 percent at December 31, 2010 and 2009, respectively, and a rate of compensation increase of 4.00 percent at December 31, 2010 and 2009, were used to determine net periodic benefit cost.

The amount of benefit payments for the unfunded, nonqualified benefit plans are expected to aggregate $5.0 million in 2011; $5.3 million in 2012; $5.9 million in 2013; $5.8 million in 2014; $6.9 million in 2015; and $37.0 million for the years 2016 through 2020.

The Company sponsors various defined contribution plans for eligible employees. Costs incurred by the Company under these plans were $24.4 million in 2010, $20.5 million in 2009 and $23.8 million in 2008.

## Note 17 – Jointly Owned Facilities

The consolidated financial statements include the Company's 22.7 percent, 25.0 percent and 25.0 percent ownership interests in the assets, liabilities and expenses of the Big Stone Station, Coyote Station and Wygen III, respectively. Each owner of the Big Stone Station, Coyote Station and Wygen III is responsible for financing its investment in the jointly owned facilities.

The Company's share of the Big Stone Station, Coyote Station and Wygen III operating expenses was reflected in the appropriate categories of operating expenses in the Consolidated Statements of Income.

At December 31, the Company's share of the cost of utility plant in service and related accumulated depreciation for the stations was as follows:

| | **2010** | 2009 |
|---|---|---|
| | (In thousands) | |
| Big Stone Station: | | |
| Utility plant in service | **$ 60,404** | $ 60,220 |
| Less accumulated depreciation | **41,136** | 39,940 |
| | **$ 19,268** | $ 20,280 |
| Coyote Station: | | |
| Utility plant in service | **$131,395** | $131,042 |
| Less accumulated depreciation | **84,710** | 82,402 |
| | **$ 46,685** | $ 48,640 |
| Wygen III:* | | |
| Utility plant in service | **$ 63,215** | $ – |
| Less accumulated depreciation | **838** | – |
| | **$ 62,377** | $ – |

** Began commercial operation on April 1, 2010.*

## Note 18 – Regulatory Matters and Revenues Subject to Refund

On April 19, 2010, Montana-Dakota filed an application with the NDPSC for an electric rate increase. Montana-Dakota requested a total increase of $15.4 million annually or approximately 14 percent above current rates. The requested increase included the investment in infrastructure upgrades, recovery of the investment in renewable generation, the costs associated with Big Stone Station II and the significant loss of wholesale sales margins. On June 16, 2010, the NDPSC approved an interim increase of $7.6 million effective with service rendered June 18, 2010. On June 16, 2010, Montana-Dakota and the NDPSC Advocacy Staff filed a partial settlement agreement agreeing to an overall rate of return and a sharing of earnings over a specified return on equity. On July 6, 2010, Montana-Dakota filed an amendment to its application to exclude the development costs associated with Big Stone Station II because of a settlement agreement approved by the NDPSC that provided for recovery of such development costs. On November 8, 2010, Montana-Dakota and the NDPSC Advocacy Staff filed a second settlement agreement resolving certain issues raised by the NDPSC Advocacy Staff in its investigation of the rate increase application. Montana-Dakota revised its requested rate increase to $8.8 million annually or 7.7 percent as a result of the settlements, the exclusion of the Big Stone Station II development costs and other adjustments. The NDPSC Advocacy Staff sought reductions of $8.3 million annually from Montana-Dakota's requested increase. A hearing on the application was held the week of November 8, 2010, and an order is anticipated in the first quarter of 2011. In the event of an adverse order, some or all of the revenues collected by Montana-Dakota from the interim rate increase may be subject to refund.

On August 12, 2010, Montana-Dakota filed an application with the MTPSC for an electric rate increase. Montana-Dakota requested a total increase of $5.5 million annually or approximately 13 percent above current rates. The requested increase included the investment in infrastructure upgrades, recovery of the investment in renewable generation, the costs associated with Big Stone Station II and the significant loss of wholesale sales margins. A hearing on the application has been set for February 28, 2011. Montana-Dakota requested an interim increase of $3.1 million or approximately 7.4 percent. On February 8, 2011, the MTPSC approved an interim increase of $2.6 million or approximately 6.28 percent, effective with service rendered February 14, 2011.

## Note 19 – Commitments and Contingencies

The Company has reserved $45.3 million for potential liabilities related to litigation and environmental matters, which includes $26.6 million related to the natural gas gathering operations as well as amounts that may be reserved for other matters discussed in litigation and environmental matters within this note.

## Litigation

***Guarantee Obligation Under a Construction Contract*** Centennial guaranteed CEM's obligations under a construction contract with LPP for a 550-MW combined-cycle electric generating facility near Hobbs, New Mexico. Centennial Resources sold CEM in July 2007 to Bicent Power LLC, which provided a $10 million bank letter of credit to Centennial in support of the guarantee obligation, which letter of credit expired November 1, 2010. In February 2009, Centennial received a Notice and Demand from LPP under the guaranty agreement alleging that CEM did not meet certain of its obligations under the construction contract and demanding that Centennial indemnify LPP against all losses, damages, claims, costs, charges and expenses arising from CEM's alleged failures. In December 2009, LPP submitted a demand for arbitration of its dispute with CEM to the American Arbitration Association. The demand seeks compensatory damages of $146 million plus damages for increased operating, capital and construction costs related to a water treatment facility for the generating facility. LPP's notice of demand for arbitration also demanded performance of the guarantee by Centennial. In June 2010, CEM and Bicent Power LLC made a demand on Centennial Resources for indemnification under the 2007 purchase and sale agreement for indemnifiable losses, including defense fees and costs which CEM and Bicent Power LLC allege are more than $5.0 million, arising from LPP's arbitration demand and related to Centennial Resources' ownership of CEM prior to its sale from Centennial Resources to Bicent Power LLC. The Company believes the claims against Centennial and Centennial Resources are without merit and intends to vigorously defend against such claims. Centennial and Centennial Resources filed a complaint with the Supreme Court of the State of New York on November 4, 2010, against CEM and Bicent Power LLC seeking damages for breach of contract and other relief including specific performance of the 2007 purchase and sale agreement allowing for Centennial Resources' participation in the arbitration proceeding and replacement of the letter of credit. The arbitration hearing on LPP's claim is currently scheduled for late in the third quarter of 2011. On January 28, 2011, CEM and Bicent Power LLC filed a motion to dismiss the complaint filed by Centennial and Centennial Resources.

***Construction Materials*** LTM is a defendant in litigation pending in Oregon Circuit Court regarding the concrete floors in an industrial food processing facility in Jackson County, Oregon. The plaintiffs assert claims against LTM, which supplied the concrete for the floors, and others that the concrete floors of the facility are defective and must be removed and replaced for suitable repair. Damages, including disruption of the food processing operations, have been estimated by the plaintiffs to be approximately $26.5 million. A settlement agreement has been reached on the claims against LTM for an amount that was recorded as a liability and was not material to the Company's financial position, results of operations, or cash flows.

In 2009, LTM provided pavement work under a subcontract for reconstruction at the Klamath Falls Airport owned by the City of Klamath Falls, Oregon. On October 15, 2010, the City of Klamath Falls filed a complaint against the project's general contractor alleging the work performed by LTM is defective. The general contractor tendered the defense and indemnity of the claim to LTM and its insurance carrier. LTM's insurance carrier accepted defense of the claim. On January 18, 2011, the general contractor served a third party complaint against LTM seeking indemnity and contribution for damages imposed on the general contractor. Damages, including removal and replacement of the paved runway, are estimated by the plaintiff as $6.0 million to $11.0 million. LTM believes its work met the specifications of the subcontract and expects to vigorously defend against the claims.

***Natural Gas Gathering Operations*** On January 11, 2010, SourceGas filed an application with the Colorado State District Court to compel Bitter Creek to arbitrate a dispute regarding operating pressures under a natural gas gathering contract on one of Bitter Creek's pipeline gathering systems in Montana. Bitter Creek resisted the application and sought a declaratory order interpreting the gathering contract. On May 28, 2010, the Colorado State District Court granted the application and ordered Bitter Creek into arbitration. An arbitration hearing was held August 23-31, 2010. On October 15, 2010, Bitter Creek was notified that the arbitration panel issued an award in favor of SourceGas for approximately $26.6 million. As a result, Bitter Creek, which is included in the pipeline and energy services segment, recorded a $26.6 million charge ($16.5 million after tax) in the third quarter of 2010, which is recorded in operation and maintenance expense on the Consolidated Statement of Income. On November 3, 2010, SourceGas filed a motion with the Colorado State District Court to confirm the arbitration award and enter judgment. Bitter Creek filed a motion on November 15, 2010, with the Colorado State District Court to vacate the arbitration award.

In related matters, Noble Energy, Inc. made a written demand on December 10, 2010, to Bitter Creek and SourceGas for arbitration under the gathering contract between Bitter Creek and SourceGas. Noble Energy, Inc. contends it is a third party beneficiary of the contract and alleges it is damaged by the increased operating pressures demanded by SourceGas on the natural gas gathering system. Bitter Creek filed a complaint in Colorado State District Court to enjoin arbitration by Noble Energy, Inc. On July 30, 2010, Omimex Canada, Ltd. filed a complaint against Bitter Creek in Montana District Court alleging Bitter Creek breached a separate gathering contract with Omimex Canada, Ltd. as a result of the increased operating pressures on the same natural gas gathering system. Omimex Canada, Ltd. seeks unspecified damages and injunctive relief.

The Company also is involved in other legal actions in the ordinary course of its business. Although the outcomes of any such legal actions cannot be predicted, management believes that the outcomes with respect to these other legal proceedings will not have a material adverse effect upon the Company's financial position, results of operations or cash flows.

## Environmental matters

***Portland Harbor Site*** In December 2000, MBI was named by the EPA as a PRP in connection with the cleanup of a riverbed site adjacent to a commercial property site acquired by MBI from Georgia-Pacific West, Inc. in 1999. The riverbed site is part of the Portland, Oregon, Harbor Superfund Site. The EPA wants responsible parties to share in the cleanup of sediment contamination in the Willamette River. To date, costs of the overall remedial investigation and feasibility study of the harbor site are being recorded, and initially paid, through an administrative consent order by the LWG, a group of several entities, which does not include MBI or Georgia-Pacific West, Inc. Investigative costs are indicated to be in excess of $70 million. It is not possible to estimate the cost of a corrective action plan until the remedial investigation and feasibility study have been completed, the EPA has decided on a strategy and a ROD has been published. Corrective action will be taken after the development of a proposed plan and ROD on the harbor site is issued. MBI also received notice in January 2008 that the Portland Harbor Natural Resource Trustee Council intends to perform an injury assessment to natural resources resulting from the release of hazardous substances at the Harbor Superfund Site. The Trustee Council indicates the injury determination is appropriate to facilitate early settlement of damages and restoration for natural resource injuries. It is not possible to estimate the costs of natural resource damages until an assessment is completed and allocations are undertaken.

Based upon a review of the Portland Harbor sediment contamination evaluation by the Oregon DEQ and other information available, MBI does not believe it is a Responsible Party. In addition, MBI has notified Georgia-Pacific West, Inc., that it intends to seek indemnity for liabilities incurred in relation to the above matters pursuant to the terms of their sale agreement. MBI has entered into an agreement tolling the statute of limitations in connection with the LWG's potential claim for contribution to the costs of the remedial investigation and feasibility study. By letter in March 2009, LWG stated its intent to file suit against MBI and others to recover LWG's investigation costs to the extent MBI cannot demonstrate its non-liability for the contamination or is unwilling to participate in an alternative dispute resolution process that has been established to address the matter. At this time, MBI has agreed to participate in the alternative dispute resolution process.

The Company believes it is not probable that it will incur any material environmental remediation costs or damages in relation to the above referenced administrative action.

***Manufactured Gas Plant Sites*** There are three claims against Cascade for cleanup of environmental contamination at manufactured gas plant sites operated by Cascade's predecessors.

The first claim is for soil and groundwater contamination at a site in Oregon and was received in 1995. There are PRPs in addition to Cascade that may be liable for cleanup of the contamination. Some of these PRPs have shared in the investigation costs. It is expected that these and other PRPs will share in the cleanup costs. Several alternatives for cleanup have been identified, with preliminary cost estimates ranging from approximately $500,000 to $11.0 million. An ecological risk assessment draft report was submitted to the Oregon DEQ in June 2009. The assessment showed no unacceptable risk to the aquatic ecological receptors present in the shoreline along the site and concluded that no further ecological investigation is necessary. The report is being reviewed by the Oregon DEQ. It is anticipated the Oregon DEQ will recommend a cleanup alternative for the site after it completes its review of the report. It is not known at this time what share of the cleanup costs will actually be borne by Cascade.

The second claim is for contamination at a site in Washington and was received in 1997. A preliminary investigation has found soil and groundwater at the site contain contaminants requiring further investigation and cleanup. EPA conducted a Targeted Brownfields Assessment of the site and released a report summarizing the results of that assessment in August 2009. The assessment confirms that contaminants have affected soil and groundwater at the site, as well as sediments in the adjacent Port Washington Narrows. Alternative remediation options have been identified with preliminary cost estimates ranging from $340,000 to $6.4 million. Data developed through the assessment and previous investigations indicates the contamination likely derived from multiple, different sources and multiple current and former owners of properties and businesses in the vicinity of the site may be responsible for the contamination. Cascade received notice in April 2010, that the Washington Department of Ecology has determined that Cascade is a PRP for release of hazardous substances at the site. On October 18, 2010, Cascade received notice from the United States Coast Guard that a hazardous substance appearing to be manufactured gas plant waste was released into the waterway from an abandoned pipe located on the shoreline in the vicinity of the former manufactured gas plant. Cascade subsequently received an administrative order from the United States Coast Guard requiring Cascade to remove the abandoned pipe and conduct other associated time-critical actions. Cascade agreed to remove the pipe and perform the other time-critical actions pursuant to a work plan approved by the United States Coast Guard. The work satisfying the administrative order was completed in November 2010. It is expected that subsequent remedial action at the site will be conducted under the oversight of the EPA. Cascade has reserved $6.4 million for remediation of this site. On April 9, 2010, Cascade filed a petition with the WUTC for authority to defer the costs, which are included in other noncurrent assets, incurred in relation to the environmental remediation of this site until the next general rate case. The WUTC approved the petition on September 16, 2010, subject to conditions set forth in the order.

The third claim is also for contamination at a site in Washington. Cascade received notice from a party in May 2008 that Cascade may be a PRP, along with other parties, for contamination from a manufactured gas plant owned by Cascade and its predecessor from about 1946 to 1962. The notice indicates that current estimates to complete investigation and cleanup of the site exceed $8.0 million. Other PRPs have reached an agreed order and work plan with the Washington Department of Ecology for completion of a remedial investigation and feasibility study for the site. The remediation investigation and feasibility study report are expected to be completed by late 2011. There is currently not enough information available to estimate the potential liability to Cascade associated with this claim.

To the extent these claims are not covered by insurance, Cascade will seek recovery through the OPUC and WUTC of remediation costs in its natural gas rates charged to customers.

### Operating leases

The Company leases certain equipment, facilities and land under operating lease agreements. The amounts of annual minimum lease payments due under these leases as of December 31, 2010, were $25.4 million in 2011, $20.3 million in 2012, $17.3 million in 2013, $9.4 million in 2014, $4.3 million in 2015 and $50.3 million thereafter. Rent expense was $38.7 million, $43.4 million and $35.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

### Purchase commitments

The Company has entered into various commitments, largely natural gas and coal supply, purchased power, natural gas transportation and storage and construction materials supply contracts. These commitments range from one to 50 years. The commitments under these contracts as of December 31, 2010, were $497.9 million in 2011, $296.5 million in 2012, $206.5 million in 2013, $110.0 million in 2014, $49.9 million in 2015 and $195.3 million thereafter. These commitments were not reflected in the Company's consolidated financial statements. Amounts purchased under various commitments for the years ended December 31, 2010, 2009 and 2008, were $611.7 million, $723.1 million, and approximately $1.0 billion (including the acquisition of Intermountain as discussed in Note 2), respectively.

### Guarantees

Centennial guaranteed CEM's obligations under a construction contract. For further information, see litigation in this note.

In connection with the sale of the Brazilian Transmission Lines, as discussed in Note 4, Centennial has agreed to guarantee payment of any indemnity obligations of certain of the Company's indirect wholly owned subsidiaries who are the sellers in three purchase and sale agreements for periods ranging up to 10 years from the date of sale. The guarantees were required by the buyers as a condition to the sale of the Brazilian Transmission Lines.

WBI Holdings has guaranteed certain of Fidelity's natural gas and oil swap and collar agreement obligations. There is no fixed maximum amount guaranteed in relation to the natural gas and oil swap and collar agreements as the amount of the obligation is dependent upon natural gas and oil commodity prices. The amount of hedging activity entered into by the subsidiary is limited by corporate policy. The guarantees of the natural gas and oil swap and collar agreements at December 31, 2010, expire in 2011 and 2012; however, Fidelity continues to enter into additional hedging activities and, as a result, WBI Holdings from time to time may issue additional guarantees on these hedging obligations. The amount outstanding by Fidelity was $15.6 million and was reflected on the Consolidated Balance Sheet at December 31, 2010. In the event Fidelity defaults under its obligations, WBI Holdings would be required to make payments under its guarantees.

Certain subsidiaries of the Company have outstanding guarantees to third parties that guarantee the performance of other subsidiaries of the Company. These guarantees are related to construction contracts, natural gas transportation and sales agreements, gathering contracts, a conditional purchase agreement and certain other guarantees. At December 31, 2010, the fixed maximum amounts guaranteed under these agreements aggregated $208.5 million. The amounts of scheduled expiration of the maximum amounts guaranteed under these agreements aggregate $142.3 million in 2011; $56.0 million in 2012; $1.4 million in 2013; $200,000 in 2014; $900,000 in 2018; $300,000 in 2019; $3.4 million, which is subject to expiration on a specified number of days after the receipt of written notice; and $4.0 million, which has no scheduled maturity date. The amount outstanding by subsidiaries of the Company under the above guarantees was $1.4 million and was reflected on the Consolidated Balance Sheet at December 31, 2010. In the event of default under these guarantee obligations, the subsidiary issuing the guarantee for that particular obligation would be required to make payments under its guarantee.

Certain subsidiaries have outstanding letters of credit to third parties related to insurance policies, materials obligations, natural gas transportation agreements and other agreements, some of which are guaranteed by other subsidiaries of the Company. At December 31, 2010, the fixed maximum amounts guaranteed under these letters of credit, aggregated $28.8 million. In 2011 and 2012, $24.6 million and $4.2 million, respectively, of letters of credit are scheduled to expire. There were no amounts outstanding under the above letters of credit at December 31, 2010.

WBI Holdings has an outstanding guarantee to Williston Basin. This guarantee is related to a natural gas transportation and storage agreement that guarantees the performance of Prairielands. At December 31, 2010, the fixed maximum amount guaranteed under this agreement was $5.0 million and is scheduled to expire in 2011. In the event of Prairielands' default in its payment obligations, WBI Holdings would be required to make payment under its guarantee. The amount outstanding by Prairielands under the above guarantee was $1.4 million. The amount outstanding under this guarantee was not reflected on the Consolidated Balance Sheet at December 31, 2010, because this intercompany transaction was eliminated in consolidation.

In addition, Centennial, Knife River and MDU Construction Services have issued guarantees to third parties related to the Company's routine purchase of maintenance items, materials and lease obligations for which no fixed maximum amounts have been specified. These guarantees have no scheduled maturity date. In the event a subsidiary of the Company defaults under these guarantee obligations, Centennial, Knife River or MDU Construction Services would be required to make payments under these guarantees. Any amounts outstanding by subsidiaries of the Company for these guarantees were reflected on the Consolidated Balance Sheet at December 31, 2010.

In the normal course of business, Centennial has purchased surety bonds related to construction contracts and reclamation obligations of its subsidiaries. In the event a subsidiary of Centennial does not fulfill a bonded obligation, Centennial would be responsible to the surety bond company for completion of the bonded contract or obligation. A large portion of the surety bonds is expected to expire within the next 12 months; however, Centennial will likely continue to enter into surety bonds for its subsidiaries in the future. As of December 31, 2010, approximately $448 million of surety bonds were outstanding, which were not reflected on the Consolidated Balance Sheet.

## Supplementary Financial Information

### Quarterly Data (Unaudited)

The following unaudited information shows selected items by quarter for the years 2010 and 2009:

| | First Quarter* | Second Quarter | Third Quarter** | Fourth Quarter*** |
|---|---|---|---|---|
| | (In thousands, except per share amounts) | | | |
| **2010** | | | | |
| Operating revenues | **$ 834,777** | **$906,444** | **$1,125,923** | **$1,042,551** |
| Operating expenses | **751,848** | **817,782** | **1,016,961** | **912,377** |
| Operating income | **82,929** | **88,662** | **108,962** | **130,174** |
| Income from continuing operations | **41,772** | **48,938** | **61,010** | **92,300** |
| Loss from discontinued operations, net of tax | **–** | **–** | **–** | **(3,361)** |
| Net income | **41,772** | **48,938** | **61,010** | **88,939** |
| Earnings per common share – basic: | | | | |
| Earnings before discontinued operations | **.22** | **.26** | **.32** | **.49** |
| Discontinued operations, net of tax | **–** | **–** | **–** | **(.02)** |
| Earnings per common share – basic | **.22** | **.26** | **.32** | **.47** |
| Earnings per common share – diluted: | | | | |
| Earnings before discontinued operations | **.22** | **.26** | **.32** | **.49** |
| Discontinued operations, net of tax | **–** | **–** | **–** | **(.02)** |
| Earnings per common share – diluted | **.22** | **.26** | **.32** | **.47** |
| Weighted average common shares outstanding: | | | | |
| Basic | 187,963 | 188,129 | 188,170 | 188,281 |
| Diluted | 188,220 | 188,267 | 188,338 | 188,374 |
| 2009 | | | | |
| Operating revenues | $1,094,005 | $958,040 | $1,107,927 | $1,016,529 |
| Operating expenses | 1,634,924 | 857,975 | 947,654 | 889,045 |
| Operating income (loss) | (540,919) | 100,065 | 160,273 | 127,484 |
| Net income (loss) | (343,803) | 55,311 | 92,584 | 72,634 |
| Earnings (loss) per common share: | | | | |
| Basic | (1.87) | .30 | .50 | .39 |
| Diluted | (1.87) | .30 | .50 | .38 |
| Weighted average common shares outstanding: | | | | |
| Basic | 183,787 | 183,964 | 185,160 | 187,748 |
| Diluted | 183,787 | 184,398 | 185,425 | 188,373 |

* *2009 reflects a $384.4 million after-tax noncash write-down of natural gas and oil properties. For more information, see Note 1.*

** *2010 reflects a natural gas gathering arbitration charge of $16.5 million (after tax). For more information, see Note 19.*

*** *2010 reflects a $13.8 million (after tax) gain on the sale of the Brazilian Transmission Lines. For more information, see Note 4.*

Certain Company operations are highly seasonal and revenues from and certain expenses for such operations may fluctuate significantly among quarterly periods. Accordingly, quarterly financial information may not be indicative of results for a full year.

## Natural Gas and Oil Activities (Unaudited)

Fidelity is involved in the acquisition, exploration, development and production of natural gas and oil resources. Fidelity's activities include the acquisition of producing properties with potential development opportunities, exploratory drilling and the operation and development of natural gas and oil production properties. Fidelity shares revenues and expenses from the development of specified properties in the Rocky Mountain and Mid-Continent/Gulf States regions of the United States in proportion to its ownership interests.

Fidelity owns in fee or holds natural gas and oil leases for the properties it operates in Colorado, Montana, North Dakota, Texas, Utah and Wyoming. These rights are in the Bonny Field in eastern Colorado, the Baker Field in southeastern Montana and southwestern North Dakota, the Bowdoin area in north-central Montana, the Powder River Basin of Montana and Wyoming, the Bakken area in North Dakota, the Paradox Basin of Utah, the Tabasco and Texan Gardens fields of Texas, Rusk County in eastern Texas and the Big Horn Basin in Wyoming. In 2010, Fidelity acquired natural gas properties in the Green River Basin in Wyoming and also acquired undeveloped acreage in the emerging Niobrara play in Wyoming and expanded its acreage position in the Bakken play.

The information that follows includes Fidelity's proportionate share of all its natural gas and oil interests.

The following table sets forth capitalized costs and accumulated depreciation, depletion and amortization related to natural gas and oil producing activities at December 31:

| | **2010** | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Subject to amortization | **$2,138,565** | $1,815,380 | $2,211,865 |
| Not subject to amortization | **182,402** | 178,214 | 232,081 |
| Total capitalized costs | **2,320,967** | 1,993,594 | 2,443,946 |
| Less accumulated depreciation, depletion and amortization | **1,093,723** | 969,630 | 846,074 |
| Net capitalized costs | **$1,227,244** | $1,023,964 | $1,597,872 |

*Note: Net capitalized costs reflect noncash write-downs of the Company's natural gas and oil properties, as discussed in Note 1.*

Capital expenditures, including those not subject to amortization, related to natural gas and oil producing activities were as follows:

| Years ended December 31, | **2010*** | 2009* | 2008* |
|---|---|---|---|
| | | (In thousands) | |
| Acquisitions: | | | |
| Proved properties | **$ 89,733** | $ 3,879 | $225,610 |
| Unproved properties | **92,100** | 8,771 | 107,419 |
| Exploration | **33,226** | 33,123 | 109,828 |
| Development | **139,733** | 135,202 | 260,098 |
| Total capital expenditures | **$354,792** | $180,975 | $702,955 |

* *Excludes net additions to property, plant and equipment related to the recognition of future liabilities for asset retirement obligations associated with the plugging and abandonment of natural gas and oil wells, as discussed in Note 10, of $11.1 million, $2.0 million and $3.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.*

The following summary reflects income resulting from the Company's operations of natural gas and oil producing activities, excluding corporate overhead and financing costs:

| Years ended December 31, | **2010** | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Revenues: | | | |
| Sales to affiliates | **$115,784** | $ 101,230 | $291,642 |
| Sales to external customers | **318,565** | 338,425 | 420,488 |
| Production costs | **127,403** | 123,148 | 161,401 |
| Depreciation, depletion and amortization* | **127,266** | 126,278 | 167,427 |
| Write-down of natural gas and oil properties | **–** | 620,000 | 135,800 |
| Pretax income | **179,680** | (429,771) | 247,502 |
| Income tax expense | **66,293** | (164,216) | 91,593 |
| Results of operations for producing activities | **$113,387** | $(265,555) | $155,909 |

* *Includes accretion of discount for asset retirement obligations of $3.2 million, $2.7 million and $2.5 million for the years ended December 31, 2010, 2009 and 2008, respectively, as discussed in Note 10.*

Estimates of proved reserves were prepared in accordance with guidelines established by the industry and the SEC. The estimates are arrived at using actual historical wellhead production trends and/or standard reservoir engineering methods utilizing available geological, geophysical, engineering and economic data. The reserve estimates as of December 31, 2010 and 2009, were calculated using SEC Defined Prices and prior to that time, reserve estimates were calculated using spot market prices that existed at the end of the applicable period. Other factors used in the reserve estimates are current estimates of well operating and future development costs, taxes, timing of operations, and the interests owned by the Company in the properties. These estimates are refined as new information becomes available.

The reserve estimates are prepared by internal engineers assigned to an asset team by geographic area. Senior management reviews and approves the reserve estimates to ensure they are materially accurate. In addition, the Company engaged Ryder Scott, an independent third party, to audit its proved reserve quantity estimates as of December 31, 2010 and 2009.

Estimates of economically recoverable natural gas and oil reserves and future net revenues therefrom are based upon a number of variable factors and assumptions. For these reasons, estimates of economically recoverable reserves and future net revenues may vary from actual results.

The Company's interests in natural gas and oil reserves are located in the United States and in and around the Gulf of Mexico.

The changes in the Company's estimated quantities of proved natural gas and oil reserves for the year ended December 31, 2010, were as follows:

| | Natural Gas (MMcf) | Oil (MBbls) | Total (MMcfe) |
|---|---|---|---|
| Proved developed and undeveloped reserves: | | | |
| Balance at beginning of year | 448,425 | 34,216 | 653,724 |
| Production | (50,391) | (3,262) | (69,963) |
| Extensions and discoveries | 36,191 | 3,389 | 56,523 |
| Improved recovery | – | – | – |
| Purchases of proved reserves | 55,119 | 979 | 60,991 |
| Sales of reserves in place | (92) | (18) | (202) |
| Revisions of previous estimates | (40,855) | (2,437) | (55,477) |
| Balance at end of year | 448,397 | 32,867 | 645,596 |

Significant changes in proved reserves for the year ended December 31, 2010, include:

- Extensions and discoveries of 56.5 Bcfe primarily due to drilling activity at the Company's Bakken, Baker, Bowdoin and east Texas properties
- Purchases of proved reserves of 61.0 Bcfe as a result of the Company's acquisition of natural gas properties in the Green River Basin in Wyoming, as discussed in Note 2

- Revisions of previous estimates of (55.5) Bcfe largely the result of negative performance revisions resulting primarily from new information gained from production history and developmental drilling activity in the Company's Bowdoin, south Texas, Baker and east Texas properties and removal of PUD reserves due to the five-year limitation rule, partially offset by positive revisions due to increased natural gas and oil prices

The changes in the Company's estimated quantities of proved natural gas and oil reserves for the year ended December 31, 2009, were as follows:

| | Natural Gas (MMcf) | Oil (MBbls) | Total (MMcfe) |
|---|---|---|---|
| Proved developed and undeveloped reserves: | | | |
| Balance at beginning of year | 604,282 | 34,348 | 810,371 |
| Production | (56,632) | (3,111) | (75,299) |
| Extensions and discoveries | 26,882 | 2,569 | 42,297 |
| Improved recovery | – | – | – |
| Purchases of proved reserves | – | – | – |
| Sales of reserves in place | (22) | (248) | (1,510) |
| Revisions of previous estimates | (126,085) | 658 | (122,135) |
| Balance at end of year | 448,425 | 34,216 | 653,724 |

Significant changes in proved reserves for the year ended December 31, 2009, include:

- Extensions and discoveries of 42.3 Bcfe primarily due to drilling activity at the Company's Bowdoin, Bakken, Baker and east Texas properties
- Revisions of previous estimates of (122.1) Bcfe largely the result of negative revisions resulting from decreased natural gas and oil prices and negative performance revisions resulting primarily from new information gained from production history and developmental drilling activity in the Company's east Texas and south Texas properties

The changes in the Company's estimated quantities of proved natural gas and oil reserves for the year ended December 31, 2008, were as follows:

| | Natural Gas (MMcf) | Oil (MBbls) | Total (MMcfe) |
|---|---|---|---|
| Proved developed and undeveloped reserves: | | | |
| Balance at beginning of year | 523,737 | 30,612 | 707,409 |
| Production | (65,457) | (2,808) | (82,303) |
| Extensions and discoveries | 78,338 | 4,941 | 107,985 |
| Improved recovery | – | – | – |
| Purchases of proved reserves | 92,564 | 834 | 97,569 |
| Sales of reserves in place | – | – | – |
| Revisions of previous estimates | (24,900) | 769 | (20,289) |
| Balance at end of year | 604,282 | 34,348 | 810,371 |

Significant changes in proved reserves for the year ended December 31, 2008, include:

- Extensions and discoveries of 108.0 Bcfe primarily due to drilling activity in the Company's south Texas, Baker, Powder River Basin, Bakken, Bowdoin and Big Horn Basin properties
- Purchases of proved reserves of 97.6 Bcfe primarily as a result of the Company's acquisition of natural gas properties in Rusk County in east Texas, as discussed in Note 2
- Revisions of previous estimates of (20.3) Bcfe largely the result of negative revisions due to decreased natural gas and oil prices

The following table summarizes the breakdown of the Company's proved reserves between proved developed and PUD reserves at December 31:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Proved developed reserves: | | | |
| Natural Gas (MMcf) | **334,911** | 321,561 | 431,180 |
| Oil (MBbls) | **26,586** | 26,794 | 26,862 |
| Total (MMcfe) | **494,426** | 482,329 | 592,353 |
| PUD reserves: | | | |
| Natural Gas (MMcf) | **113,486** | 126,864 | 173,102 |
| Oil (MBbls) | **6,281** | 7,422 | 7,486 |
| Total (MMcfe) | **151,170** | 171,395 | 218,018 |
| Total proved reserves: | | | |
| Natural Gas (MMcf) | **448,397** | 448,425 | 604,282 |
| Oil (MBbls) | **32,867** | 34,216 | 34,348 |
| Total (MMcfe) | **645,596** | 653,724 | 810,371 |

As of December 31, 2010, the Company had 151.2 Bcfe of PUD reserves, which is a decrease of 20.2 Bcfe from December 31, 2009. The decrease relates to the Company converting 17.1 Bcfe of its December 31, 2009, PUD reserves into proved developed reserves in 2010, requiring $34.5 million of drilling and completion capital, removal of 15.6 Bcfe of PUD reserves due to the five-year limitation rule, and negative performance revisions applied to PUD locations. These changes were partially offset by new PUD reserves and positive revisions due to increased natural gas and oil prices. The Company did not have any PUD locations that remained undeveloped for five years or more as of December 31, 2010, and all of its PUD locations at December 31, 2010, are expected to be drilled within the next five years. Future development costs estimated to be spent in each of the next three years to develop PUD reserves as of December 31, 2010, are $80.1 million in 2011, $72.7 million in 2012 and $49.6 million in 2013.

The standardized measure of the Company's estimated discounted future net cash flows of total proved reserves associated with its various natural gas and oil interests at December 31 was as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Future cash inflows | **$3,790,700** | $2,991,200 | $3,970,000 |
| Future production costs | **1,393,000** | 1,095,600 | 1,325,600 |
| Future development costs | **312,500** | 315,000 | 377,300 |
| Future net cash flows before income taxes | **2,085,200** | 1,580,600 | 2,267,100 |
| Future income tax expense | **432,800** | 291,000 | 501,200 |
| Future net cash flows | **1,652,400** | 1,289,600 | 1,765,900 |
| 10% annual discount for estimated timing of cash flows | **756,300** | 630,800 | 796,100 |
| Discounted future net cash flows relating to proved natural gas and oil reserves | **$ 896,100** | $ 658,800 | $ 969,800 |

The following are the sources of change in the standardized measure of discounted future net cash flows by year:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Beginning of year | **$ 658,800** | $ 969,800 | $1,361,900 |
| Net revenues from production | **(270,000)** | (200,900) | (547,000) |
| Change in net realization | **362,400** | (364,800) | (687,100) |
| Extensions and discoveries, net of future production-related costs | **130,500** | 70,500 | 209,600 |
| Improved recovery, net of future production-related costs | **–** | – | – |
| Purchases of proved reserves, net of future production-related costs | **99,800** | – | 138,100 |
| Sales of reserves in place | **(500)** | (1,100) | – |
| Changes in estimated future development costs | **34,100** | 43,600 | 11,000 |
| Development costs incurred during the current year | **43,100** | 46,400 | 66,300 |
| Accretion of discount | **76,500** | 115,900 | 183,800 |
| Net change in income taxes | **(103,300)** | 142,800 | 372,300 |
| Revisions of previous estimates | **(132,000)** | (155,500) | (132,200) |
| Other | **(3,300)** | (7,900) | (6,900) |
| Net change | **237,300** | (311,000) | (392,100) |
| End of year | **$ 896,100** | $ 658,800 | $ 969,800 |

The estimated discounted future cash inflows from estimated future production of proved reserves were computed using prices as previously discussed. Future development and production costs attributable to proved reserves were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. Future income tax expenses were computed by applying statutory tax rates, adjusted for permanent differences and tax credits, to estimated net future pretax cash flows.

The standardized measure of discounted future net cash flows does not purport to represent the fair market value of natural gas and oil properties. There are significant uncertainties inherent in estimating quantities of proved reserves and in projecting rates of production and the timing and amount of future costs. In addition, future realization of natural gas and oil prices over the remaining reserve lives may vary significantly from SEC Defined Prices.

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

The following information includes the evaluation of disclosure controls and procedures by the Company's chief executive officer and the chief financial officer, along with any significant changes in internal controls of the Company.

### Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company's disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management, including the Company's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon that evaluation, the chief executive officer and the chief financial officer have concluded that, as of the end of the period covered by this report, such controls and procedures were effective at a reasonable assurance level.

### Changes in Internal Controls

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

### Management's Annual Report on Internal Control Over Financial Reporting

The information required by this item is included in this Form 10-K at Item 8 – Management's Report on Internal Control Over Financial Reporting.

### Attestation Report of the Registered Public Accounting Firm

The information required by this item is included in this Form 10-K at Item 8 – Report of Independent Registered Public Accounting Firm.

## Item 9B. Other Information

### Mine Safety Information

The recently enacted Dodd-Frank Act requires issuers to include in periodic reports filed with the SEC certain information relating to citations or orders for violations of standards under the Mine Safety Act. The Dodd-Frank Act requires reporting of the following types of citations or orders:

1. Citations issued under section 104(a) of the Mine Safety Act for violations that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard.
2. Orders issued under section 104(b) of the Mine Safety Act. Orders are issued under this section when citations issued under section 104(a) have not been totally abated within the time period allowed by the citation or subsequent extensions.

3. Citations or orders issued under section 104(d) of the Mine Safety Act. Citations or orders are issued under this section when it has been determined that the violation is caused by an unwarrantable failure of the mine operator to comply with the standards. An unwarrantable failure occurs when the mine operator is deemed to have engaged in aggravated conduct constituting more than ordinary negligence.
4. Citations issued under Section 110(b)(2) of the Mine Safety Act for flagrant violations. Violations are considered flagrant for repeat or reckless failures to make reasonable efforts to eliminate a known violation of a mandatory health and safety standard that substantially and proximately caused, or reasonably could have been expected to cause, death or serious bodily injury.
5. Imminent danger orders issued under Section 107(a) of the Mine Safety Act. An imminent danger is defined as the existence of any condition or practice in a coal or other mine which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated.
6. Notice received under Section 104(e) of the Mine Safety Act of a pattern of violations or the potential to have such a pattern of violations that could significantly and substantially contribute to the cause and effect of mine health and safety standards.

The Dodd-Frank Act was enacted in July 2010. During the period since enactment, none of the Company's operating subsidiaries received citations or orders under the following sections of the Mine Safety Act: 104(b), 110(b)(2), 107(a) or 104(e). In addition, the Company did not have any mining-related fatalities during this period. The Company has 127 contests pending before administrative law judges of the Federal Mine Safety and Health Review Commission that involve all types of citations. Of the contests pending, 13 were initiated during the three months ended December 31, 2010, and 19 contests have been initiated since enactment.

Information related to citations and assessments under the Mine Safety Act for the three months ended December 31, 2010, is shown in the following table:

| Mine | State | Section 104(a) Citations Issued | Section 104(d) Citations Issued | Citations Contested | Proposed Assessments Levied* |
|---|---|---|---|---|---|
| Vernallis Quarry | CA | – | – | – | $ 200 |
| Amyx Pit | ID | 1 | – | – | 562 |
| Little Falls | MN | – | – | 2 | 200 |
| Olson Pit | MN | 1 | – | 3 | 892 |
| Rittenour Pit | MN | 1 | – | 3 | 662 |
| Rockville 3 Quarry | MN | 1 | 1 | 1 | – |
| St Cloud Hwy 10 Site | MN | 1 | – | – | 100 |
| Portable Crusher 3 | MT | – | – | – | 300 |
| Angell Quarry | OR | 1 | – | – | 525 |
| Azela Quarry | OR | – | – | – | 100 |
| Corvallis Fisher Island | OR | – | – | – | 207 |
| Quality Rock | OR | 3 | 3 | 3 | – |
| Springfield Quarry | OR | – | – | – | 190 |
| Lampasas Quarry | TX | 1 | – | – | 787 |
| Scarmardo Pit | TX | 1 | – | – | 290 |
| Casper Pit | WY | – | – | – | 200 |
| VR Pit | WY | – | – | 1 | 100 |
| Total | | 11 | 4 | 13 | $5,315 |

* *Proposed assessments listed above could have arisen from citations issued in prior periods. In addition, assessments may not have yet been proposed for citations issued during the period for which the data is reported.*

Information related to citations and assessments under the Mine Safety Act since enactment through December 31, 2010, is shown in the following table:

| Mine | State | Section 104(a) Citations Issued | Section 104(d) Citations Issued | Citations Contested | Proposed Assessments Levied* | Outstanding as of December 31, 2010 |
|---|---|---|---|---|---|---|
| Hallwood Plant | CA | – | – | – | $ – | $ 1,061 |
| KRC Aggregates | CA | 2 | – | – | – | – |
| Pebbly Beach Quarry | CA | – | – | – | 100 | – |
| Vernallis Quarry | CA | – | – | – | 200 | – |
| Halawa Quarry | HI | – | – | – | – | 21,675 |
| Kona Sand Plant | HI | – | – | – | – | 392 |
| Portable 1 | HI | – | – | – | – | 100 |
| Puunene Quarry | HI | – | – | – | – | 560 |
| Waikapu Quarry | HI | – | – | – | – | 100 |
| Becker Portable 2 | IA | – | – | 3 | 400 | 400 |
| Becker Wash Plant 2 | IA | 1 | – | – | 462 | 462 |
| Amyx Pit | ID | 1 | – | – | 562 | – |
| Busse Pit | MN | – | – | – | – | 100 |
| Demuth Pit | MN | – | – | – | 100 | 100 |
| Gladen Pit | MN | – | – | – | 100 | – |
| Grace Lake West Pit | MN | – | – | – | 208 | – |
| Little Falls | MN | – | – | 2 | 200 | 362 |
| Olson Pit | MN | 2 | – | 3 | 1,268 | 592 |
| Rittenour Pit | MN | 1 | – | 3 | 662 | 100 |
| Rockville 3 Quarry | MN | 1 | 1 | 1 | – | – |
| St Cloud Hwy 10 Site | MN | 1 | – | – | 100 | – |
| Vogt Pit | MN | 1 | – | – | 462 | 462 |
| Billings Wash Plant | MT | – | – | – | 100 | – |
| Portable Crusher 3 | MT | – | – | – | 700 | – |
| Bender Pit | ND | 1 | – | 2 | 362 | 100 |
| Dralle Pit | ND | – | – | – | – | 300 |
| Pioneer | ND | – | – | – | – | 18,500 |
| Wienmann Pit | ND | – | – | – | – | 6,400 |
| Advance Aggregate | OR | – | – | – | 625 | – |
| Angell Quarry | OR | 1 | – | – | 525 | – |
| Azela Quarry | OR | – | – | – | 100 | – |
| Corvallis Fisher Island | OR | – | – | – | 207 | – |
| Gresham S & G | OR | – | – | – | 1,612 | 1,512 |
| Kirkland Pit | OR | – | – | – | 200 | – |
| Lone Pine Portable | OR | – | – | 1 | 100 | 100 |
| Quality Rock | OR | 3 | 3 | 3 | – | – |
| Salem-Reed Pit | OR | – | – | – | 243 | – |
| Springfield Quarry | OR | – | – | – | 190 | – |
| Lampasas Quarry | TX | 1 | – | – | 787 | 787 |
| Scarmardo Pit | TX | 1 | – | – | 290 | 290 |
| Sky High Pit | TX | – | – | – | 1,889 | – |
| Colville Pit | WA | – | – | – | 100 | – |
| Casper Pit | WY | – | – | – | 200 | – |
| VR Pit | WY | – | – | 1 | 100 | 100 |
| Total | | 17 | 4 | 19 | $13,154 | $54,555 |

** Proposed assessments listed above could have arisen from citations issued in prior periods. In addition, assessments may not have yet been proposed for citations issued during the period for which the data is reported.*

The Dodd-Frank Act also requires information to be disclosed about each citation contested before the Federal Mine Safety and Health Review Commission during the time period covered by the periodic report. Please refer to the following table for the required information since enactment of the Dodd-Frank Act through December 31, 2010.

| Mine | State | Month Citation Issued | Contest Initiated By | Category of Violation | Proposed Assessments Levied (Dollars)* | Month Citation Closed** | Result of Contest** |
|---|---|---|---|---|---|---|---|
| Becker Portable 2 | IA | 7/2010 | Operator | 104(a) | $100 | – | – |
| Becker Portable 2 | IA | 7/2010 | Operator | 104(a) | 100 | – | – |
| Becker Portable 2 | IA | 7/2010 | Operator | 104(a) | 100 | – | – |
| Little Falls | MN | 10/2010 | Operator | 104(a) | 100 | – | – |
| Little Falls | MN | 11/2010 | Operator | 104(a) | 100 | – | – |
| Olson Pit | MN | 10/2010 | Operator | 104(a) | 392 | – | – |
| Olson Pit | MN | 10/2010 | Operator | 104(a) | 100 | – | – |
| Olson Pit | MN | 10/2010 | Operator | 104(a) | 100 | – | – |
| Rittenour Pit | MN | 10/2010 | Operator | 104(a) | 100 | – | – |
| Rittenour Pit | MN | 10/2010 | Operator | 104(a) | 100 | – | – |
| Rittenour Pit | MN | 10/2010 | Operator | 104(a) | 362 | – | – |
| Rockville 3 Quarry | MN | 11/2010 | Operator | 104(d) | – | – | – |
| Bender Pit | ND | 8/2010 | Operator | 104(a) | 162 | – | – |
| Bender Pit | ND | 8/2010 | Operator | 104(a) | 100 | – | – |
| Lone Pine Portable | OR | 7/2010 | Operator | 104(a) | 100 | – | – |
| Quality Rock | OR | 11/2010 | Operator | 104(d) | – | – | – |
| Quality Rock | OR | 11/2010 | Operator | 104(d) | – | – | – |
| Quality Rock | OR | 11/2010 | Operator | 104(d) | – | – | – |
| VR Pit | WY | 11/2010 | Operator | 104(a) | 100 | – | – |

* *Assessments may not have yet been proposed for citations issued during the period for which the data is reported.*

** *Results of citations contested will be reported as one of the following: Vacated – the citation was dropped; Reduced – the severity of the violation and/or the proposed assessment amount was reduced; or No Change – the citation was enforced as issued. Results are pending for all contested citations listed above.*

## Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is included in the last sentence of the second paragraph under the caption "Item 1. Election of Directors" and under the captions "Item 1. Election of Directors – Director Nominees," "Information Concerning Executive Officers," the first paragraph and the second and third sentences of the second paragraph under "Corporate Governance – Audit Committee," "Corporate Governance – Code of Conduct," the second sentence of the last paragraph under "Corporate Governance – Board Meetings and Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement, which information is incorporated herein by reference.

## Item 11. Executive Compensation

The information required by this item is included under the caption "Executive Compensation" in the Proxy Statement, which information is incorporated herein by reference.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

### Equity Compensation Plan Information

The following table includes information as of December 31, 2010, with respect to the Company's equity compensation plans:

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b) Weighted average exercise price of outstanding options, warrants and rights | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by stockholders (1) | 882,142 (2) | $20.09 | 6,365,397 (3)(4) |
| Equity compensation plans not approved by stockholders (5) | 228,527 | 13.22 | 2,375,474 (6) |
| Total | 1,110,669 | $18.68 | 8,740,871 |

*(1) Consists of the Non-Employee Director Long-Term Incentive Compensation Plan, the Long-Term Performance-Based Incentive Plan and the Non-Employee Director Stock Compensation Plan.*

*(2) Includes 669,685 performance shares.*

*(3) In addition to being available for future issuance upon exercise of options, 357,757 shares under the Non-Employee Director Long-Term Incentive Compensation Plan may instead be issued in connection with stock appreciation rights, restricted stock, performance units, performance shares or other equity-based awards, and 5,686,140 shares under the Long-Term Performance-Based Incentive Plan may instead be issued in connection with stock appreciation rights, restricted stock, performance units, performance shares or other equity-based awards.*

*(4) This amount also includes 321,500 shares available for issuance under the Non-Employee Director Stock Compensation Plan. Under this plan, in addition to a cash retainer, non-employee directors are awarded 4,050 shares annually. A non-employee director may acquire additional shares under the plan in lieu of receiving the cash portion of the director's retainer or fees.*

*(5) Consists of the 1998 Option Award Program and the Group Genius Innovation Plan.*

*(6) In addition to being available for future issuance upon exercise of options, 219,050 shares under the Group Genius Innovation Plan may instead be issued in connection with stock appreciation rights, restricted stock, restricted stock units, performance units, performance stock or other equity-based awards.*

The following equity compensation plans have not been approved by the Company's stockholders.

#### The 1998 Option Award Program

The 1998 Option Award Program is a broad-based plan adopted by the Board of Directors, effective February 12, 1998. The plan permits the grant of nonqualified stock options to employees of the Company and its subsidiaries. The maximum number of shares that may be issued under the plan is 3,795,330. Shares granted may be authorized but unissued shares, treasury shares, or shares purchased on the open market. Option exercise prices are equal to the market value of the Company's shares on the date of the option grant. Optionees receive dividend equivalents on their options, with any credited dividends paid in cash to the optionee if the option vests, or forfeited if the option is forfeited. Vested options remain exercisable for one year following termination of employment due to death or disability and for three months following termination of employment for any other reason.

Unvested options are forfeited upon termination of employment. Subject to the terms and conditions of the plan, the plan's administrative committee determines the number of shares subject to options granted to each participant and the other terms and conditions pertaining to such options, including vesting provisions. All options become immediately exercisable in the event of a change in control of the Company.

In 2001, 450 options (adjusted for the three-for-two stock splits in October 2003 and July 2006) were granted to each of approximately 5,900 employees. No officers received grants. These options vested on February 13, 2004. As of December 31, 2010, options covering 228,527 shares of common stock were outstanding under the plan and 2,156,424 shares remained available for future grant. Options covering 1,410,379 shares had been exercised.

### The Group Genius Innovation Plan

The Group Genius Innovation Plan was adopted by the Board of Directors, effective May 17, 2001, to encourage employees to share ideas for new business directions for the Company and to reward them when the idea becomes profitable. Employees of the Company and its subsidiaries who are selected by the plan's administrative committee are eligible to participate in the plan. Officers and Directors are not eligible to participate. The plan permits the granting of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance stock and other awards. The maximum number of shares that may be issued under the plan is 223,150. Shares granted under the plan may be authorized but unissued shares, treasury shares or shares purchased on the open market. Restricted stockholders have voting rights and, unless determined otherwise by the plan's administrative committee, receive dividends paid on the restricted stock. Dividend equivalents payable in cash may be granted with respect to options and performance shares. The plan's administrative committee determines the number of shares or units subject to awards, and the other terms and conditions of the awards, including vesting provisions and the effect of employment termination. Upon a change in control of the Company, all options and stock appreciation rights become immediately vested and exercisable, all restricted stock becomes immediately vested, all restricted stock units become immediately vested and are paid out in cash, and target payout opportunities under all performance units, performance stock, and other awards are deemed to be fully earned, with awards denominated in stock paid out in shares and awards denominated in units paid out in cash. As of December 31, 2010, 4,100 shares of stock had been granted to 73 employees.

The remaining information required by this item is included under the caption "Security Ownership" in the Proxy Statement, which information is incorporated herein by reference.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is included under the captions "Related Person Transaction Disclosure," "Corporate Governance – Director Independence" and the second sentence of the third paragraph under "Corporate Governance – Board Meetings and Committees" in the Proxy Statement, which information is incorporated herein by reference.

## Item 14. Principal Accountant Fees and Services

The information required by this item is included under the caption "Accounting and Auditing Matters" in the Proxy Statement, which information is incorporated herein by reference.

# Item 15. Exhibits and Financial Statement Schedules

## (a) Financial Statements, Financial Statement Schedules and Exhibits

### Index to Financial Statements and Financial Statement Schedules

**1. Financial Statements**

The following consolidated financial statements required under this item are included under Item 8 – Financial Statements and Supplementary Data. Page



**2. Financial Statement Schedules**

The following financial statement schedules are included in Part IV of this report. Page



## MDU RESOURCES GROUP, INC.
## Schedule I – Condensed Financial Information of Registrant (Unconsolidated)
## Condensed Statements of Income

| Years ended December 31, | **2010** | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Operating revenues | **$503,658** | $ 514,519 | $618,090 |
| Operating expenses | **431,293** | 458,130 | 565,888 |
| Operating income | **72,365** | 56,389 | 52,202 |
| Other income | **5,734** | 6,588 | 1,420 |
| Interest expense | **16,664** | 13,996 | 12,609 |
| Income before income taxes | **61,435** | 48,981 | 41,013 |
| Income taxes | **17,983** | 13,279 | 12,219 |
| Equity in earnings of subsidiaries | **197,207** | (158,976) | 264,879 |
| Net income | **240,659** | (123,274) | 293,673 |
| Dividends on preferred stocks | **685** | 685 | 685 |
| Earnings on common stock | **$239,974** | $(123,959) | $292,988 |

*The accompanying notes are an integral part of these condensed financial statements.*

# MDU RESOURCES GROUP, INC.
## Schedule I – Condensed Financial Information of Registrant (Unconsolidated)
## Condensed Balance Sheets

| December 31, | 2010 | 2009 |
|---|---|---|
| | (In thousands, except shares and per share amounts) | |
| Assets | | |
| Current assets: | | |
| Cash and cash equivalents | **$ 6,275** | $ 30,103 |
| Receivables, net | **76,757** | 67,755 |
| Accounts receivable from subsidiaries | **27,837** | 33,121 |
| Inventories | **34,583** | 33,040 |
| Deferred income taxes | **–** | 346 |
| Prepayments and other current assets | **15,473** | 9,967 |
| Total current assets | **160,925** | 174,332 |
| Investments | **48,038** | 41,701 |
| Investment in subsidiaries | **2,336,133** | 2,240,332 |
| Property, plant and equipment | **1,388,128** | 1,277,201 |
| Less accumulated depreciation, depletion and amortization | **583,447** | 559,792 |
| Net property, plant and equipment | **804,681** | 717,409 |
| Deferred charges and other assets: | | |
| Goodwill | **4,812** | 4,812 |
| Other | **119,081** | 107,322 |
| Total deferred charges and other assets | **123,893** | 112,134 |
| Total assets | **$3,473,670** | $3,285,908 |
| Liabilities and Stockholders' Equity | | |
| Current liabilities: | | |
| Short-term borrowings | **$ 20,000** | $ – |
| Long-term debt due within one year | **107** | 107 |
| Accounts payable | **36,235** | 32,561 |
| Accounts payable to subsidiaries | **9,445** | 5,802 |
| Taxes payable | **8,104** | 14,610 |
| Deferred income taxes | **469** | – |
| Dividends payable | **30,773** | 29,749 |
| Accrued compensation | **11,540** | 13,143 |
| Other accrued liabilities | **26,002** | 36,419 |
| Total current liabilities | **142,675** | 132,391 |
| Long-term debt | **280,889** | 280,996 |
| Deferred credits and other liabilities: | | |
| Deferred income taxes | **103,725** | 64,791 |
| Other liabilities | **253,579** | 236,083 |
| Total deferred credits and other liabilities | **357,304** | 300,874 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stocks | **15,000** | 15,000 |
| Common stockholders' equity: | | |
| Common stock | | |
| Authorized – 500,000,000 shares, $1.00 par value | | |
| Issued – 188,901,379 shares in 2010 and 188,389,265 shares in 2009 | **188,901** | 188,389 |
| Other paid-in capital | **1,026,349** | 1,015,678 |
| Retained earnings | **1,497,439** | 1,377,039 |
| Accumulated other comprehensive loss | **(31,261)** | (20,833) |
| Treasury stock at cost – 538,921 shares | **(3,626)** | (3,626) |
| Total common stockholders' equity | **2,677,802** | 2,556,647 |
| Total stockholders' equity | **2,692,802** | 2,571,647 |
| Total liabilities and stockholders' equity | **$3,473,670** | $3,285,908 |

*The accompanying notes are an integral part of these condensed financial statements.*

# MDU RESOURCES GROUP, INC.
## Schedule I – Condensed Financial Information of Registrant (Unconsolidated)
## Condensed Statements of Cash Flows

| Years ended December 31, | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (In thousands) | |
| Net cash provided by operating activities | **$ 185,887** | $ 209,128 | $ 138,653 |
| Investing activities: | | | |
| Capital expenditures | **(114,045)** | (120,352) | (109,596) |
| Net proceeds from sale or disposition of property and other | **625** | 1,039 | 982 |
| Investments (in)/from and advances (to)/from subsidiaries | **(1,636)** | 2,916 | (172,006) |
| Disposition of investments in subsidiaries | **–** | 20,000 | 121,000 |
| Investments | **(742)** | (637) | 5,941 |
| Net cash used in investing activities | **(115,798)** | (97,034) | (153,679) |
| Financing activities: | | | |
| Issuance of short-term borrowings | **20,000** | – | – |
| Issuance of long-term debt | **–** | 50,000 | 119,010 |
| Repayment of long-term debt | **(107)** | (85,104) | (15,100) |
| Proceeds from issuance of common stock | **4,972** | 65,207 | 15,011 |
| Dividends paid | **(119,157)** | (115,023) | (108,591) |
| Tax benefit on stock-based compensation | **375** | 264 | 1,355 |
| Net cash provided by (used in) financing activities | **(93,917)** | (84,656) | 11,685 |
| Increase (decrease) in cash and cash equivalents | **(23,828)** | 27,438 | (3,341) |
| Cash and cash equivalents – beginning of year | **30,103** | 2,665 | 6,006 |
| Cash and cash equivalents – end of year | **$ 6,275** | $ 30,103 | $ 2,665 |

*The accompanying notes are an integral part of these condensed financial statements.*

## Notes to Condensed Financial Statements

***Note 1 – Summary of Significant Accounting Policies***

*Basis of presentation* The condensed financial information reported in Schedule I is being presented to comply with Rule 12-04 of Regulation S-X. The information is unconsolidated and is presented for the parent company only, which is comprised of MDU Resources Group, Inc. (the Company) and Montana-Dakota and Great Plains, public utility divisions of the Company. In Schedule I, investments in subsidiaries are presented under the equity method of accounting where the assets and liabilities of the subsidiaries are not consolidated. The investments in net assets of the subsidiaries are recorded on the Condensed Balance Sheets. The income from subsidiaries is reported as equity in earnings of subsidiaries on the Condensed Statements of Income. The consolidated financial statements of MDU Resources Group, Inc. reflect certain businesses as discontinued operations. In Schedule I, amounts from discontinued operations have not been separately stated. These statements should be read in conjunction with the consolidated financial statements and notes thereto of MDU Resources Group, Inc.

*Earnings (loss) per common share* Please refer to the Consolidated Statements of Income of the registrant for earnings (loss) per common share. In addition, see Note 1 of Notes to Consolidated Financial Statements for information on the computation of earnings (loss) per common share.

***Note 2 – Debt*** The Company has long-term debt obligations outstanding of $281.0 million at December 31, 2010, with annual maturities of $100,000 from 2011 to 2015 and $280.5 million scheduled to mature in years after 2015.

For more information on debt, see Note 9 of Notes to Consolidated Financial Statements.

***Note 3 – Dividends*** The Company depends on earnings from its divisions and dividends from its subsidiaries to pay dividends on common stock. Cash dividends paid to the Company by subsidiaries were $96.4 million, $116.3 million and $212.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

FORM 10-K

# MDU Resources Group, Inc.
## Schedule II – Consolidated Valuation and Qualifying Accounts

For the years ended December 31, 2010, 2009 and 2008

| Description | Balance at Beginning of Year | Additions: Charged to Costs and Expenses | Additions: Other* | Deductions** | Balance at End of Year |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Allowance for doubtful accounts: | | | | | |
| **2010** | **$16,649** | **$ 5,044** | **$2,300** | **$ 8,709** | **$15,284** |
| 2009 | 13,691 | 12,152 | 1,412 | 10,606 | 16,649 |
| 2008 | 14,635 | 12,191 | 2,115 | 15,250 | 13,691 |

* *Allowance for doubtful accounts for companies acquired and recoveries.*
** *Uncollectible accounts written off.*

All other schedules are omitted because of the absence of the conditions under which they are required, or because the information required is included in the Company's Consolidated Financial Statements and Notes thereto.

**3. Exhibits**

3(a) Restated Certificate of Incorporation of the Company, as amended, dated May 13, 2010, filed as Exhibit 3(a) to Form 10-Q for the quarter ended September 30, 2010, filed on November 3, 2010, in File No. 1-3480*

3(b) Company Bylaws, as amended and restated, on November 11, 2010**

4(a) Indenture, dated as of December 15, 2003, between the Company and The Bank of New York, as trustee, filed as Exhibit 4(f) to Form S-8 on January 21, 2004, in Registration No. 333-112035*

4(b) First Supplemental Indenture, dated as of November 17, 2009, between the Company and The Bank of New York Mellon, as trustee, filed as Exhibit 4(c) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

4(c) Centennial Energy Holdings, Inc. Master Shelf Agreement, dated April 29, 2005, among Centennial Energy Holdings, Inc. and the Prudential Insurance Company of America, filed as Exhibit 4(a) to Form 10-Q for the quarter ended June 30, 2005, filed on August 3, 2005, in File No. 1-3480*

4(d) Letter Amendment No. 1 to Amended and Restated Master Shelf Agreement, dated May 17, 2006, among Centennial Energy Holdings, Inc., the Prudential Insurance Company of America, and certain investors described in the Letter Amendment filed as Exhibit 4(a) to Form 10-Q for the quarter ended June 30, 2006, filed on August 4, 2006, in File No. 1-3480*

4(e) MDU Resources Group, Inc. Credit Agreement, dated June 21, 2005, among MDU Resources Group, Inc., Wells Fargo Bank, National Association, as Administrative Agent, and The Other Financial Institutions Party thereto, filed as Exhibit 4(b) to Form 10-Q for the quarter ended June 30, 2005, filed on August 3, 2005, in File No. 1-3480*

4(f) First Amendment, dated June 30, 2006, to Credit Agreement, dated June 21, 2005, among MDU Resources Group, Inc., Wells Fargo Bank, National Association, as administrative agent, and certain lenders described in the credit agreement, filed as Exhibit 4(b) to Form 10-Q for the quarter ended June 30, 2006, filed on August 4, 2006, in File No. 1-3480*

4(g) Centennial Energy Holdings, Inc. Credit Agreement, dated December 13, 2007, among Centennial Energy Holdings, Inc., U.S. Bank National Association, as Administrative Agent, and The Other Financial Institutions party thereto, filed as Exhibit 4(j) to Form 10-K for the year ended December 31, 2007, filed on February 20, 2008, in File No. 1-3480*

4(h) Consent dated November 9, 2009, under Centennial Energy Holdings, Inc. Credit Agreement, among Centennial Energy Holdings, Inc., U.S. Bank National Association, as Administrative Agent, and The Other Financial Institutions party thereto, filed as Exhibit 4(i) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

4(i) MDU Energy Capital, LLC Master Shelf Agreement, dated as of August 9, 2007, among MDU Energy Capital, LLC and the Prudential Insurance Company of America, filed as Exhibit 4 to Form 8-K dated August 16, 2007, filed on August 16, 2007, in File No. 1-3480*

4(j) Amendment No. 1 to Master Shelf Agreement, dated October 1, 2008, among MDU Energy Capital, LLC, Prudential Investment Management, Inc., the Prudential Insurance Company of America, and the holders of the notes thereunder, filed as Exhibit 4(b) to Form 10-Q for the quarter ended September 30, 2008, filed on November 5, 2008, in File No. 1-3480*

4(k) Indenture dated as of August 1, 1992, between Cascade Natural Gas Corporation and The Bank of New York relating to Medium-Term Notes, filed by Cascade Natural Gas Corporation as Exhibit 4 to Form 8-K dated August 12, 1992, in File No. 1-7196*

4(l) First Supplemental Indenture dated as of October 25, 1993, between Cascade Natural Gas Corporation and The Bank of New York relating to Medium-Term Notes and the 7.5% Notes due November 15, 2031, filed by Cascade Natural Gas Corporation as Exhibit 4 to Form 10-Q for the quarter ended June 30, 1993, in File No. 1-7196*

4(m) Second Supplemental Indenture, dated January 25, 2005, between Cascade Natural Gas Corporation and The Bank of New York, as trustee, filed by Cascade Natural Gas Corporation as Exhibit 4.1 to Form 8-K dated January 25, 2005, filed on January 26, 2005, in File No. 1-7196*

4(n) Third Supplemental Indenture dated as of March 8, 2007, between Cascade Natural Gas Corporation and The Bank of New York Trust Company, N.A., as Successor Trustee, filed by Cascade Natural Gas Corporation as Exhibit 4.1 to Form 8-K dated March 8, 2007, filed on March 8, 2007, in File No. 1-7196*

+10(a) Supplemental Income Security Plan, as amended and restated November 12, 2009, filed as Exhibit 10(b) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(b) Directors' Compensation Policy, as amended August 12, 2010, filed as Exhibit 10(a) to Form 10-Q for the quarter ended September 30, 2010, filed on November 3, 2010, in File No. 1-3480*

+10(c) Deferred Compensation Plan for Directors, as amended May 15, 2008, filed as Exhibit 10(a) to Form 10-Q for the quarter ended June 30, 2008, filed on August 7, 2008, in File No. 1-3480*

+10(d) Non-Employee Director Stock Compensation Plan, as amended August 12, 2010, filed as Exhibit 10(b) to Form 10-Q for the quarter ended September 30, 2010, filed on November 3, 2010, in File No. 1-3480*

+10(e) Non-Employee Director Long-Term Incentive Compensation Plan, as amended November 12, 2009, filed as Exhibit 10(f) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(f) 1998 Option Award Program, as amended November 12, 2009, filed as Exhibit 10(g) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(g) Group Genius Innovation Plan, as amended November 12, 2009, filed as Exhibit 10(h) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(h) WBI Holdings, Inc. Executive Incentive Compensation Plan, as amended January 31, 2008, and Rules and Regulations, as amended November 11, 2009, filed as Exhibit 10(i) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(i) Knife River Corporation Executive Incentive Compensation Plan, as amended January 31, 2008, and Rules and Regulations, as amended November 16, 2009, filed as Exhibit 10(j) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(j) Long-Term Performance-Based Incentive Plan, as amended November 12, 2009, filed as Exhibit 10(k) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(k) MDU Resources Group, Inc. Executive Incentive Compensation Plan, as amended November 15, 2007, and Rules and Regulations, as amended November 11, 2009, filed as Exhibit 10(l) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(l) Montana-Dakota Utilities Co. Executive Incentive Compensation Plan, as amended November 15, 2007, and Rules and Regulations, as amended November 11, 2009, filed as Exhibit 10(m) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(m) Form of Change of Control Employment Agreement, as amended May 15, 2008, filed as Exhibit 10.1 to Form 8-K dated May 15, 2008, filed on May 20, 2008, in File No. 1-3480*

+10(n) MDU Resources Group, Inc. Executive Officers with Change of Control Employment Agreements Chart, as of December 31, 2010**

+10(o) Supplemental Executive Retirement Plan for John G. Harp, dated December 4, 2006, filed as Exhibit 10(ag) to Form 10-K for the year ended December 31, 2006, filed on February 21, 2007, in File No. 1-3480*

+10(p) Employment Letter for John G. Harp, dated July 20, 2005, filed as Exhibit 10(ah) to Form 10-K for the year ended December 31, 2006, filed on February 21, 2007, in File No. 1-3480*

+10(q) Form of Performance Share Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended March 5, 2010, filed as Exhibit 10.4 to Form 8-K dated March 5, 2010, filed on March 11, 2010, in File No. 1-3480*

+10(r) MDU Construction Services Group, Inc. Executive Incentive Compensation Plan, as amended January 31, 2008, and Rules and Regulations, as amended February 16, 2009, filed as Exhibit 10(c) to Form 10-Q for the quarter ended March 31, 2009, filed on May 6, 2009, in File No. 1-3480*

+10(s) Form of Annual Incentive Award Agreement under the Long-Term Performance-Based Incentive Plan as amended March 5, 2010, filed as Exhibit 10.2 to Form 8-K dated March 5, 2010, filed on March 11, 2010, in File No. 1-3480*

+10(t) Agreement for Termination of Change of Control Employment Agreement, dated June 15, 2010, by and between MDU Resources Group, Inc. and Terry D. Hildestad, filed as Exhibit 10(b) to Form 10-Q for the quarter ended June 30, 2010, filed on August 6, 2010, in File No. 1-3480*

+10(u) Form of Notice of Expiration of Coverage Period – Change of Control Employment Agreement, dated June 15, 2010, sent by MDU Resources Group, Inc. to William E. Schneider, John G. Harp, Steven L. Bietz, David L. Goodin, William R. Connors, Mark A. Del Vecchio, Nicole A. Kivisto, Cynthia J. Norland, Paul K. Sandness, Doran N. Schwartz, and John P. Stumpf, filed as Exhibit 10(c) to Form 10-Q for the quarter ended June 30, 2010, filed on August 6, 2010, in File No. 1-3480*

+10(v) Form of MDU Resources Group, Inc. Indemnification Agreement for Section 16 Officers and Directors, filed as Exhibit 10.1 to Form 8-K dated August 12, 2010, filed on August 17, 2010, in File No. 1-3480*

+10(w) MDU Resources Group, Inc. Section 16 Officers and Directors with Indemnification Agreements Chart, filed as Exhibit 10.2 to Form 8-K dated August 12, 2010, filed on August 17, 2010, in File No. 1-3480*

+10(x) MDU Resources Group, Inc. 401(k) Retirement Plan, as restated June 1, 2009, filed as Exhibit 10(b) to Form 10-Q for the quarter ended June 30, 2009, filed on August 7, 2009, in File No. 1-3480*

+10(y) Instrument of Amendment to the MDU Resources Group, Inc. 401(k) Retirement Plan, dated December 2, 2009, filed as Exhibit 10(w) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(z) Instrument of Amendment to the MDU Resources Group, Inc. 401(k) Retirement Plan, dated December 30, 2009, filed as Exhibit 10(x) to Form 10-K for the year ended December 31, 2009, filed on February 17, 2010, in File No. 1-3480*

+10(aa) Instrument of Amendment to the MDU Resources Group, Inc. 401(k) Retirement Plan, dated January 5, 2010, filed as Exhibit 10(a) to Form 10-Q for the quarter ended March 31, 2010, filed on May 5, 2010, in File No. 1-3480*

+10(ab) Instrument of Amendment to the MDU Resources Group, Inc. 401(k) Retirement Plan, dated March 30, 2010, filed as Exhibit 10(b) to Form 10-Q for the quarter ended March 31, 2010, filed on May 5, 2010, in File No. 1-3480*

+10(ac) Instrument of Amendment to the MDU Resources Group, Inc. 401(k) Retirement Plan, dated May 28, 2010, filed as Exhibit 10(a) to Form 10-Q for the quarter ended June 30, 2010, filed on August 6, 2010, in File No. 1-3480*

+10(ad) Instrument of Amendment to the MDU Resources Group, Inc. 401(k) Retirement Plan, dated September 2, 2010, filed as Exhibit 10(c) to Form 10-Q for the quarter ended September 30, 2010, filed on November 3, 2010, in File No. 1-3480*

+10(ae) Instrument of Amendment to the MDU Resources Group, Inc. 401(k) Retirement Plan, dated December 29, 2010**

12 Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends**

21 Subsidiaries of MDU Resources Group, Inc.**

23(a) Consent of Independent Registered Public Accounting Firm**

23(b) Consent of Ryder Scott Company, L.P.**

31(a) Certification of Chief Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

31(b) Certification of Chief Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

32 Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

99(a) Sales Agency Financing Agreement entered into between MDU Resources Group, Inc. and Wells Fargo Securities, LLC, filed as Exhibit 1 to Form 8-K dated September 5, 2008, filed on September 5, 2008, in File No. 1-3480*

99(b) Ryder Scott Company, L.P. report dated January 13, 2011**

101 The following materials from MDU Resources Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Common Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows, (v) the Notes to Consolidated Financial Statements, tagged as blocks of text, (vi) Schedule I – Condensed Financial Information of Registrant, tagged as a block of text and (vii) Schedule II – Consolidated Valuation and Qualifying Accounts, tagged as a block of text

* *Incorporated herein by reference as indicated.*

** *Filed herewith.*

\+ *Management contract, compensatory plan or arrangement.*

*MDU Resources Group, Inc. agrees to furnish to the SEC upon request any instrument with respect to long-term debt that MDU Resources Group, Inc. has not filed as an exhibit pursuant to the exemption provided by Item 601(b)(4)(iii)(A) of Regulation S-K.*

## Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**MDU Resources Group, Inc.**

Date: February 23, 2011

By: /s/ Terry D. Hildestad
Terry D. Hildestad
(President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Terry D. Hildestad<br>Terry D. Hildestad<br>(President and Chief Executive Officer) | Chief Executive Officer and Director | February 23, 2011 |
| /s/ Doran N. Schwartz<br>Doran N. Schwartz<br>(Vice President and Chief Financial Officer) | Chief Financial Officer | February 23, 2011 |
| /s/ Nicole A. Kivisto<br>Nicole A. Kivisto<br>(Vice President, Controller and Chief Accounting Officer) | Chief Accounting Officer | February 23, 2011 |
| /s/ Harry J. Pearce<br>Harry J. Pearce<br>(Chairman of the Board) | Director | February 23, 2011 |
| /s/ Thomas Everist<br>Thomas Everist | Director | February 23, 2011 |
| /s/ Karen B. Fagg<br>Karen B. Fagg | Director | February 23, 2011 |
| /s/ A. Bart Holaday<br>A. Bart Holaday | Director | February 23, 2011 |
| /s/ Dennis W. Johnson<br>Dennis W. Johnson | Director | February 23, 2011 |
| /s/ Thomas C. Knudson<br>Thomas C. Knudson | Director | February 23, 2011 |
| /s/ Richard H. Lewis<br>Richard H. Lewis | Director | February 23, 2011 |
| /s/ Patricia L. Moss<br>Patricia L. Moss | Director | February 23, 2011 |
| /s/ John K. Wilson<br>John K. Wilson | Director | February 23, 2011 |



(This page has been left blank intentionally.)



*1200 West Century Avenue*

*Mailing Address:*
*P.O. Box 5650*
*Bismarck, ND 58506-5650*
*(701) 530-1000*

*Terry D. Hildestad*
*President and*
*Chief Executive Officer*

March 11, 2011

To Our Stockholders:

Please join us for the 2011 Annual Meeting of Stockholders. The meeting will be held on Tuesday, April 26, 2011, at 11:00 a.m., Central Daylight Saving Time, at 909 Airport Road, Bismarck, North Dakota.

The formal matters are described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement. We also will have a brief report on current matters of interest. Lunch will be served following the meeting.

We were pleased with the stockholder response for the 2010 Annual Meeting at which 88.30 percent of the common stock was represented in person or by proxy. We hope for an even greater representation at the 2011 meeting.

You may vote your shares by telephone, by the Internet, or by returning the enclosed proxy card. Representation of your shares at the meeting is very important. We urge you to submit your proxy promptly.

**Brokers may not vote your shares on four of the five matters to be presented if you have not given your broker specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker so that your vote can be counted.**

All stockholders who find it convenient to do so are cordially invited and urged to attend the meeting in person. Registered stockholders will receive a request for admission ticket(s) with their proxy card that can be completed and returned to us postage-free. Stockholders whose shares are held in the name of a bank or broker will not receive a request for admission ticket(s). They should, instead, (1) call (701) 530-1000 to request an admission ticket(s), (2) bring a statement from their bank or broker showing proof of stock ownership as of February 25, 2011 to the annual meeting, and (3) present their admission ticket(s) and photo identification, such as a driver's license. Directions to the meeting will be included with your admission ticket.

I hope you will find it possible to attend the meeting.

Sincerely yours,

Terry D. Hildestad

# MDU RESOURCES GROUP, INC.

**1200 West Century Avenue**

**Mailing Address:**
**P.O. Box 5650**
**Bismarck, North Dakota 58506-5650**
**(701) 530-1000**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD APRIL 26, 2011

### Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on April 26, 2011

**The 2011 Notice of Annual Meeting and Proxy Statement and 2010 Annual Report to Stockholders are available at www.mdu.com/proxymaterials.**

March 11, 2011

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of MDU Resources Group, Inc. will be held at 909 Airport Road, Bismarck, North Dakota, on Tuesday, April 26, 2011, at 11:00 a.m., Central Daylight Saving Time, for the following purposes:

(1) Election of ten directors nominated by the board of directors for one-year terms;

(2) Approval of the material terms of the performance goals under the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan for purposes of Internal Revenue Code Section 162(m);

(3) Ratification of the appointment of Deloitte & Touche LLP as the company's independent auditors for 2011;

(4) Advisory vote to approve the compensation paid to the company's named executive officers;

(5) Advisory vote on frequency of vote to approve the compensation paid to the company's named executive officers; and

(6) Transaction of any other business that may properly come before the meeting or any adjournment or adjournments thereof.

The board of directors has set the close of business on February 25, 2011 as the record date for the determination of common stockholders who will be entitled to notice of, and to vote at, the meeting.

All stockholders who find it convenient to do so are cordially invited and urged to attend the meeting in person. Registered stockholders will receive a request for admission ticket(s) with their proxy card that can be completed and returned to us postage-free. Stockholders whose shares are held in the name of a bank or broker will not receive a request for admission ticket(s). They should, instead, (1) call (701) 530-1000 to request an admission ticket(s), (2) bring a statement from their bank or broker showing proof of stock ownership as of February 25, 2011 to the annual meeting, and (3) present their admission ticket(s) and photo identification, such as a driver's license. Directions to the meeting will be included with your admission ticket. We look forward to seeing you.

By order of the Board of Directors,

Paul K. Sandness
Secretary

# PROXY STATEMENT

The board of directors of MDU Resources Group, Inc. is furnishing this proxy statement beginning March 11, 2011 to solicit your proxy for use at our annual meeting of stockholders on April 26, 2011.

We will pay the cost of soliciting your proxy and reimburse brokers and others for forwarding proxy material to you. Georgeson Inc. additionally will solicit proxies for approximately $8,000 plus out-of-pocket expenses.

The Securities and Exchange Commission's e-proxy rules allow companies to post their proxy materials on the Internet and provide only a Notice of Internet Availability of Proxy Materials to stockholders as an alternative to mailing full sets of proxy materials except upon request. For 2011, we have elected to use the Securities and Exchange Commission's full set delivery option, which means that while we are posting our proxy materials online, we are also mailing a full set of our proxy materials to our stockholders. We believe that mailing a full set of proxy materials will help ensure that a majority of outstanding shares of our common stock are present in person or represented by proxy at our meeting. We also hope to help maximize stockholder participation. Therefore, even if you previously consented to receiving your proxy materials electronically, you will receive a full set of proxy materials in the mail for this year's annual meeting. However, we will continue to evaluate the option of providing only a Notice of Internet Availability of Proxy Materials to some or all of our stockholders in the future.

## VOTING INFORMATION

**Who may vote?** You may vote if you owned shares of our common stock at the close of business on February 25, 2011. You may vote each share that you owned on that date on each matter presented at the meeting. As of February 25, 2011, we had 188,793,564 shares of common stock outstanding entitled to one vote per share.

**What am I voting on?** You are voting on:

- election of ten directors nominated by the board of directors for one-year terms
- approval of the material terms of the performance goals under the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan for purposes of Internal Revenue Code Section 162(m)
- ratification of the appointment of Deloitte & Touche LLP as the company's independent auditors for 2011
- advisory vote to approve the compensation paid to the company's named executive officers
- advisory vote on frequency of vote to approve the compensation paid to the company's named executive officers and
- any other business that is properly brought before the meeting.

**What vote is required to pass an item of business?** A majority of our outstanding shares of common stock entitled to vote must be present in person or represented by proxy to hold the meeting.

If you hold shares through an account with a bank or broker, the bank or broker may vote your shares on some matters even if you do not provide voting instructions. Brokerage firms have the authority under the New York Stock Exchange rules to vote shares on certain matters when their customers do not provide voting instructions. However, on other matters, when the brokerage firm has not received voting instructions from its customers, the brokerage firm cannot vote the shares on that matter and a "broker non-vote" occurs. **This means that brokers may not vote your shares on items 1, 2, 4, and 5 if you have not given your broker specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker so that your vote can be counted.**

### Item 1 – Election of Directors

A majority of votes cast is required to elect a director in an uncontested election. A majority of votes cast means the number of votes cast "for" a director's election must exceed the number of votes cast "against" the director's election. "Abstentions" and "broker non-votes" do not count as votes cast "for" or "against" the director's election. In a contested election, which is an election in which the number of nominees for director exceeds the number of directors to be elected, directors will be elected by a plurality of the votes cast. If a nominee becomes unavailable for any reason or if a vacancy should occur before the election, which we do not anticipate, the proxies will vote your shares in their discretion for another person nominated by the board.

Our policy on majority voting for directors and our corporate governance guidelines require any nominee for re-election as a director to tender to the board, prior to nomination, his or her irrevocable resignation from the board that will be effective, in an uncontested election of directors only, upon

- receipt of a greater number of votes "against" than votes "for" election at our annual meeting of stockholders and
- acceptance of such resignation by the board of directors.

Following certification of the stockholder vote, the nominating and governance committee will promptly recommend to the board whether or not to accept the tendered resignation. The board will act on the nominating and governance committee's recommendation no later than 90 days following the date of the annual meeting.

### Item 2 – Approval of the Material Terms of the Performance Goals under the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan for Purposes of Internal Revenue Code Section 162(m)

For purposes of Internal Revenue Code Section 162(m), approval requires a majority of votes cast to be in favor of approval. Abstentions will not count as votes cast for purposes of Internal Revenue Code approval. Approval for purposes of Delaware law requires the affirmative vote of a majority of the outstanding shares of our common stock present in person or represented by proxy at the meeting and entitled to vote on the item. Under the Delaware voting standard, abstentions will count as votes "against" the item. Broker non-votes are not counted as voting power present and, therefore, are not counted in the vote for purposes of Internal Revenue Code approval or under the Delaware voting standard.

### Item 3 – Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Auditors for 2011

Approval of Item 3 requires the affirmative vote of a majority of our common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal. Abstentions will count as votes "against" the proposal.

### Item 4 – Advisory Vote to Approve the Compensation Paid to the Company's Named Executive Officers

Approval of Item 4 requires the affirmative vote of a majority of our common stock present in person or represented by proxy at the meeting and entitled to vote on the item. Abstentions will count as votes "against" the item. Broker non-votes are not counted as voting power present and, therefore, are not counted in the vote.

### Item 5 – Advisory Vote on Frequency of Vote to Approve the Compensation Paid to the Company's Named Executive Officers

Under Delaware law, the frequency of every year, every two years, or every three years that receives the affirmative vote of a majority of our common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal will be the frequency for the advisory vote on executive compensation that has been recommended by our stockholders. Abstentions will count as votes against any frequency. Broker non-votes are not counted as voting power present and, therefore, are not counted in the vote.

Unless you specify otherwise when you submit your proxy, the proxies will vote your shares of common stock "for" all directors nominated by the board of directors, "for" items 2, 3, and 4 and for "1 year" in item 5.

**How do I vote?** There are three ways to vote by proxy:

- by calling the toll free telephone number on the enclosed proxy card
- by using the Internet as described on the enclosed proxy card or
- by returning the enclosed proxy card in the envelope provided.

You may be able to vote by telephone or the Internet if your shares are held in the name of a bank or broker. Follow their instructions.

**Can I revoke my proxy?** Yes. You can revoke your proxy by:

- filing written revocation with the corporate secretary before the meeting
- filing a proxy bearing a later date with the corporate secretary before the meeting or
- revoking your proxy at the meeting and voting in person.

## ITEM 1. ELECTION OF DIRECTORS

All nominees for director are nominated to serve one-year terms, until the annual meeting of stockholders in 2012 and until their respective successors are elected and qualified, or until their earlier resignation, removal from office, or death.

We have provided information below about our nominees, all of whom are incumbent directors, including their ages, years of service as directors, business experience, and service on other boards of directors, including any other directorships held during the past five years. We have also included information about each nominee's specific experience, qualifications, attributes, or skills that led the board to conclude that he or she should serve as a director of MDU Resources Group, Inc. at the time we file our proxy statement, in light of our business and structure. Unless we specifically note below, no corporation or organization referred to below is a subsidiary or other affiliate of ours.

## Director Nominees



### Thomas Everist

Age 61

Director Since 1995
Compensation Committee

Mr. Everist has served as president and chairman of The Everist Company, Sioux Falls, South Dakota, an aggregate, concrete, and asphalt production company, since April 15, 2002. He has been a managing member of South Maryland Creek Ranch, LLC, a land development company, since June 2006, and president of SMCR, Inc., an investment company, since June 2006. He was previously president and chairman of L.G. Everist, Inc., Sioux Falls, South Dakota, an aggregate production company, from 1987 to April 15, 2002. He held a number of positions in the aggregate and construction industries prior to assuming his current position with The Everist Company. He is a director of Showplace Wood Products, Sioux Falls, South Dakota, a custom cabinets manufacturer, and has been a director of Raven Industries, Inc., Sioux Falls, South Dakota, a general manufacturer of electronics, flow controls, and engineered films since 1996, and its chairman of the board since April 1, 2009. Mr. Everist has been a director of Genetics Squared, Inc. (Everist Geonomics, Inc.), Ann Arbor, Michigan, which provides solutions for personalized medicines, since May 2002, and has been a director of Angiologix Inc., Mountain View, California, a medical diagnostic device company, since July 2010.

Mr. Everist attended Stanford University where he received a bachelor's degree in mechanical engineering and a master's degree in construction management. He is active in the Sioux Falls community and currently serves as a director on the Sanford Health Foundation, a non-profit charitable health services organization. From July 2001 to June 2006, he served on the South Dakota Investment Council, the state agency responsible for prudently investing state funds.

The board concluded that Mr. Everist should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. A significant portion of MDU Resources Group, Inc.'s earnings is derived from its construction services and aggregate mining businesses. Mr. Everist has considerable business experience in this area, with more than 37 years in the aggregate and construction materials industry. He has also demonstrated success in his business and leadership skills, serving as president and chairman of his companies for over 23 years. We value other public company board service. Mr. Everist has experience serving as a director and now chairman of another public company, which enhances his contributions to our board. His leadership skills and experience with his own companies and on other boards enable him to be an effective board member and compensation committee chairman. Mr. Everist is our longest serving board member, providing 16 years of board experience as well as extensive knowledge of our business.



## Karen B. Fagg

Age 57

Director Since 2005
Nominating and Governance Committee
Compensation Committee

Ms. Fagg has served as vice president of DOWL LLC, d/b/a DOWL HKM, an engineering and design firm, since April 2008. Ms. Fagg was president from April 1, 1995 through March 2008, and chairman and majority owner from June 2000 through March 2008 of HKM Engineering, Inc., Billings, Montana, an engineering and physical science services firm. HKM Engineering, Inc. merged with DOWL LLC on April 1, 2008. Ms. Fagg was employed with MSE, Inc., Butte, Montana, an energy research and development company, from 1976 through 1988 and from 1993 to April 1995. She served as vice president of operations and corporate development director. From 1989 through 1992, Ms. Fagg served a four-year term as director of the Montana Department of Natural Resources and Conservation, Helena, Montana, the state agency charged with promoting stewardship of Montana's water, soil, energy, and rangeland resources; regulating oil and gas exploration and production; and administering several grant and loan programs.

Ms. Fagg has a bachelor's degree in mathematics from Carroll College in Helena, Montana. She served on the board for St. Vincent's Healthcare from October 2003 until October 2009, including a term as board chair and on the board of Deaconess Billings Clinic Health System from 1994 to 2002. She is a member of the Board of Trustees of Carroll College, chairman of the board of advisors of the Charles M. Bair Family Trust, and a member of the board of directors of the Billings Chamber of Commerce. She is also a member of the Montana State University Engineering Advisory Council, whose responsibilities include evaluating the mission and goals of the College of Engineering and assisting in the development and implementation of the college's strategic plan. From 2002 through 2006, she served on the Montana Board of Investments, the state agency responsible for prudently investing state funds. From 2001 to 2005, she served on the board of Montana State University's Advanced Technology Park. From 1998 to 2007, she served on the ZooMontana Board and as vice chair from 2005 to 2006.

The board concluded that Ms. Fagg should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. Construction and engineering, energy, and the responsible development of natural resources are all important aspects of our business. Ms. Fagg has business experience in all these areas, including 16 years of construction and engineering experience at DOWL HKM and its predecessor, HKM Engineering, Inc., where she has served as vice president, president, and chairman. Ms. Fagg has also had 14 years of experience in energy research and development at MSE, Inc., where she served as vice president of operations and corporate development director, and four years focusing on stewardship of natural resources as director of the Montana Department of Natural Resources and Conservation. In addition to her industry experience, Ms. Fagg brings to our board 13 years of business leadership and management experience as president and chairman of her own company, as well as knowledge and experience acquired through her service on a number of Montana state and community boards.



## Terry D. Hildestad

Age 61

Director Since 2006
President and Chief Executive Officer

Mr. Hildestad was elected president and chief executive officer and a director of the company effective August 17, 2006. He had served as president and chief operating officer from May 1, 2005 until August 17, 2006. Prior to that, he served as president and chief executive officer of our subsidiary, Knife River Corporation, from 1993 until May 1, 2005. He began his career with the company in 1974 at Knife River Corporation, where he served in several operating positions before becoming its president. He additionally serves as an executive officer and as chairman of the company's principal subsidiaries and of the managing committees of Montana-Dakota Utilities Co. and Great Plains Natural Gas Co.

Mr. Hildestad has a bachelor's degree from Dickinson State University and has completed the Advanced Management Program at Harvard School of Business. Mr. Hildestad is a member of the U.S. Bancorp Western North Dakota Advisory Board of Directors.

The board concluded that Mr. Hildestad should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. As chief executive officer of MDU Resources Group, Inc., Mr. Hildestad is the only officer of the company to sit on our board, consistent with our past practice. With over 36 years of significant, hands-on experience at our company, Mr. Hildestad has a deep knowledge and understanding of MDU Resources Group, Inc., its operating companies and its lines of business. Mr. Hildestad has demonstrated his leadership abilities and his commitment to our company since he was elected president and chief executive officer and a director in 2006 and prior to that time through his long service as chief operating officer of the company and as president and chief executive officer at Knife River Corporation, our construction materials and contracting subsidiary. The board also believes that Mr. Hildestad's leadership abilities, integrity, values, and good judgment make him well-suited to serve on our board, particularly in this challenging economic environment.



## A. Bart Holaday
Age 68

Director Since 2008
Audit Committee
Nominating and Governance Committee

Mr. Holaday headed the Private Markets Group of UBS Asset Management and its predecessor entities for 15 years prior to his retirement in 2001, during which time he managed more than $19 billion in investments. Prior to that he was vice president and principal of the InnoVen Venture Capital Group, a venture capital investment firm. He was founder and president of Tenax Oil and Gas Corporation, an onshore Gulf Coast exploration and production company, from 1980 through 1982. He has four years of senior management experience with Gulf Oil Corporation, a global energy and petrochemical company, and eight years of senior management experience with the federal government, including the Department of Defense, Department of the Interior, and the Federal Energy Administration. He is currently the president and owner of Dakota Renewable Energy Fund, LLC, which invests in small companies in North Dakota. He is a member of the investment advisory board of Commons Capital LLC, a venture capital firm; a member of the board of directors of Adams Street Partners, LLC, a private equity investment firm; Alerus Financial, a financial services company; Jamestown College; the United States Air Force Academy Endowment (chairman); the Falcon Foundation (director and former vice president), which provides scholarships to Air Force Academy applicants; the Center for Innovation Foundation at the University of North Dakota (chairman and trustee) and the University of North Dakota Foundation; and is chairman and CEO of the Dakota Foundation. He is a past member of the board of directors of the National Venture Capital Association, Walden University, and the U.S. Securities and Exchange Commission advisory committee on the regulation of capital markets.

Mr. Holaday has a bachelor's degree in engineering sciences from the U.S. Air Force Academy. He was a Rhodes Scholar, earning a bachelor's degree and a master's degree in politics, philosophy, and economics from Oxford University. He also earned a law degree from George Washington Law School and is a Chartered Financial Analyst. In 2005, he was awarded an honorary Doctor of Letters from the University of North Dakota.

The board concluded that Mr. Holaday should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. MDU Resources Group, Inc. has significant operations in the natural gas and oil industry where Mr. Holaday has knowledge and experience. He founded and served as president of Tenax Oil and Gas Corporation. He has four years experience in senior management with Gulf Oil Corporation and 15 years of experience managing private equity investments, including investments in oil and gas, as the head of the Private Markets Group of UBS Asset Management and its predecessor organizations. This business experience demonstrates his leadership skills and success in the oil and gas industry. Mr. Holaday brings to the board his extensive finance and investment experience as well as his business development skills acquired through his work at UBS Asset Management, Tenax Oil and Gas Corporation, Gulf Oil Corporation, and several private equity investment firms. This will enhance the knowledge of the board and provide useful insights to management in connection not only with our natural gas and oil business, but with all of our businesses.



## Dennis W. Johnson
Age 61

Director Since 2001
Audit Committee

Mr. Johnson is chairman, chief executive officer and president of TMI Corporation, and chairman and chief executive officer of TMI Systems Design Corporation, TMI Transport Corporation, and TMI Storage Systems Corporation, all of Dickinson, North Dakota, manufacturers of casework and architectural woodwork. He has been employed at TMI since 1974 serving as president or chief executive officer since 1982 and has been the majority stockholder since 1985. Mr. Johnson is serving his tenth year as president of the Dickinson City Commission. He previously was a director of the Federal Reserve Bank of Minneapolis. He is a past member and chairman of the Theodore Roosevelt Medora Foundation.

Mr. Johnson has a bachelor of science degree in electrical and electronics engineering, as well as a master of science degree in industrial engineering from North Dakota State University. He has served on numerous industry, state, and community boards, including the North Dakota Workforce Development Council (chairperson), the Decorative Laminate Products Association, the North Dakota Technology Corporation, St. Joseph Hospital Life Care Foundation, St. John Evangelical Lutheran Church, Dickinson State University Foundation, the executive operations committee of the University of Mary Harold Schafer Leadership Center, the Dickinson United Way, and the business advisory council of the Steffes Corporation, a metal manufacturing and engineering firm. He also served on North Dakota Governor Sinner's Education Action Commission, the North Dakota Job Service Advisory Council, the North Dakota State University President's Advisory Council, North Dakota Governor Schafer's Transition Team, and chaired North Dakota Governor Hoeven's Transition Team.


PROXY

He has received numerous awards including the 1991 Regional Small Business Person of the Year Award and the Greater North Dakotan Award.

The board concluded that Mr. Johnson should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. Mr. Johnson has over 28 years of experience in business management, manufacturing, and finance, and has demonstrated his success in these areas, through his positions as chairman, president, and chief executive officer of TMI, as well as through his prior service as a director of the Federal Reserve Bank of Minneapolis. His finance experience and leadership skills enable him to make valuable contributions to our audit committee, which he has chaired for seven years. As a result of his service on a number of state and local organizations in North Dakota, Mr. Johnson has significant knowledge of local, state, and regional issues involving North Dakota, a state where we have significant operations and assets.



## Thomas C. Knudson

Age 64

Director Since 2008
Compensation Committee

Mr. Knudson has been president of Tom Knudson Interests, LLC, since its formation on January 14, 2004. Tom Knudson Interests, LLC, provides consulting services in energy, sustainable development, and leadership. Mr. Knudson began employment with Conoco Oil Company (Conoco) in May 1975 and retired in 2004 from Conoco's successor, ConocoPhillips, as senior vice president of human resources and government affairs and communications. Mr. Knudson served as a member of ConocoPhillips' management committee. His diverse career at Conoco and ConocoPhillips included engineering, operations, business development, and commercial assignments. He was the founding chairman of the Business Council for Sustainable Development in both the United States and the United Kingdom. He has been a director of Bristow Group Inc. since June 2004 and its chairman of the board of directors since August 2006, and was a director of Natco Group Inc. from April 2005 to November 2009 and Williams Partners LP from November 2005 to September 2007. Bristow Group Inc. is a leading provider of helicopter services to the offshore oil industry. Natco Group Inc. is a leading manufacturer of oil and gas processing equipment. Williams Partners LP owns natural gas gathering, transportation, processing, and treating assets, and also has natural gas liquids fractionating and storage assets.

Mr. Knudson has a bachelor's degree in aerospace engineering from the U.S. Naval Academy and a master's degree in aerospace engineering from the U.S. Naval Postgraduate School. He served as a naval aviator, flying combat missions in Vietnam, and was a lieutenant commander in 1974 when he was honorably discharged. Mr. Knudson has served on the boards of a number of petroleum industry associations, Covenant House Texas, The Houston Museum of Natural Science, and Alpha USA/Houston. He has served as an adjunct professor at the Jones Graduate School of Management at Rice University.

The board concluded that Mr. Knudson should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. A significant portion of our earnings is derived from natural gas and oil production and the transportation, storage, and gathering of natural gas. Mr. Knudson has extensive knowledge and experience in this industry as a result of his prior employment with Conoco and ConocoPhillips, as well as through his service on the boards of Natco Group Inc. and Williams Partners LP. Mr. Knudson has a broad background in engineering, operations, and business development, as well as service on the management committee at Conoco and ConocoPhillips, which bring additional experience and perspective to our board. His service as senior vice president of human resources at ConocoPhillips makes him an excellent fit for our compensation committee. Sustainable business development is also an important aspect of our business, and Mr. Knudson, as the founding chairman of the Business Council for Sustainable Development, brings to our board significant experience and knowledge in this area. Mr. Knudson also has significant knowledge of local, state, and regional issues involving Texas, a state where we have important operations and assets.



## Richard H. Lewis

Age 61

Director Since 2005
Audit Committee
Nominating and Governance Committee

Mr. Lewis has been the managing general partner of Brakemaka LLLP, a private investment partnership for managing family investments, and president of the Lewis Family Foundation since August 2004. Mr. Lewis serves as chairman of the board of Entre Pure Industries, Inc., a privately held company involved in the purified water and ice business. He serves as a director of Colorado State Bank and Trust and on the senior advisory board of TPH Partners, L.P., a private equity fund with an energy-only focus. Mr. Lewis founded Prima Energy Corporation, a natural gas and oil exploration and production company in 1980, and served as chairman and chief executive officer of the company until its sale in July 2004. During his tenure, Prima Energy was named to Forbes Magazine's 200 Best Small Companies in America list seven times and was ranked the No. 1 Colorado public company for the decade of the 1990s in terms of market return. Mr. Lewis represented natural gas producers on a panel that studied electric restructuring in Colorado and has testified before Congressional committees on industry matters. He worked in private practice as a certified public accountant for eight years prior to founding Prima Energy.

Mr. Lewis has a bachelor's degree in finance and accounting from the University of Colorado. He served as a board member on the Colorado Oil and Gas Association from November 1999 to November 2009, including a term as its president. In 2000, Mr. Lewis was inducted into the Ernst & Young Entrepreneur of the Year Hall of Fame and in 2004 was inducted into the Rocky Mountain Oil and Gas Hall of Fame. Mr. Lewis serves as the chairman of the Development Board of Colorado Uplift, a non-profit organization whose mission is to build long-term, life-changing relationships with urban youth. He also serves on the Board of Trustees of Alliance for Choice in Education, which provides scholarships to inner city youth. He has also served on the Board of Trustees of the Metro Denver YMCA, the Advisory Council to the Leeds School of Business at the University of Colorado, and as a director for the Partnership for the West.

The board concluded that Mr. Lewis should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. MDU Resources Group, Inc. derives a significant portion of its earnings from natural gas and oil production, one of our business segments. Mr. Lewis has extensive business experience, recognized excellence, and demonstrated success in this industry through almost 25 years at his company, Prima Energy Corporation, and ten years on the board of the Colorado Oil and Gas Association. In addition to his industry experience, he brings investment experience to our board through his service on the senior advisory board of TPH Partners, L.P., an energy-only private equity fund. As a certified public accountant and a director of Colorado State Bank and Trust, Mr. Lewis also contributes significant finance and accounting knowledge to our board and audit committee. Mr. Lewis also brings to the board his knowledge of local, state, and regional issues involving Colorado and the Rocky Mountain region, where we have important operations.



## Patricia L. Moss

Age 57

Director Since 2003
Compensation Committee

Ms. Moss has served as the president and chief executive officer of Cascade Bancorp, a financial holding company in Bend, Oregon, since 1998, and as a director since 1993. She has served as the chief executive officer of Cascade Bancorp's principal subsidiary, Bank of the Cascades, since 1993, serving also as president from 1993 to 2003. From 1987 to 1998, Ms. Moss served as chief operating officer, chief financial officer, and corporate secretary of Cascade Bancorp. She also serves as a director of the Oregon Investment Fund Advisory Council, a state-sponsored program to encourage the growth of small businesses within Oregon.

Ms. Moss graduated magna cum laude with a bachelor of science degree in business administration from Linfield College in Oregon and did master's studies at Portland State University. She received commercial banking school certification at the ABA Commercial Banking School at the University of Oklahoma. She served as a director of the Oregon Business Council, whose mission is to mobilize business leaders to contribute to Oregon's quality of life and economic prosperity; the Cascades Campus Advisory Board of the Oregon State University; the North Pacific Group, Inc., a wholesale distributor of building materials, industrial and hardwood products, and other specialty products; the Aquila Tax Free Trust of Oregon, a mutual fund created especially for the benefit of Oregon residents; Clear Choice Health Plans Inc., a multi-state insurance company; and as a director and chair of the St. Charles Medical Center.

In August 2009, the Federal Deposit Insurance Corporation and the Oregon Division of Finance and Corporate Securities entered into a consent agreement with Bank of the Cascades that requires the bank to develop and adopt a plan to maintain the capital necessary for it to be "well-capitalized," to improve its lending policies and its allowance for loan losses, to increase its liquidity, to retain qualified management, and to increase the participation of its board of directors in the affairs of the bank. In October 2009, the bank's parent, Cascade Bancorp, entered into a written agreement with the Federal Reserve Bank of San Francisco and the Oregon Division relating largely to improving the financial condition of Cascade Bancorp and the Bank of the Cascades. Cascade Bancorp completed a sale of common stock in January 2011 to private investors that raised sufficient capital to meet the agreement requirements.

The board concluded that Ms. Moss should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. A significant portion of MDU Resources Group, Inc.'s utility, construction services, and contracting operations are located in the Pacific Northwest. Ms. Moss has first-hand business experience and knowledge of the Pacific Northwest economy and local, state, and regional issues through her position as president, chief executive officer, and a director at Cascade Bancorp and her positions at Bank of the Cascades, where she has over 29 years of experience. Ms. Moss provides to our board her experience in finance and banking, as well as her experience in business development through her work at Cascade

Bancorp and on the Oregon Investment Advisory Council and the Oregon Business Council. This business experience demonstrates her leadership abilities and success in the finance and banking industry. Ms. Moss is also certified as a Senior Professional in Human Resources, which makes her well-suited for our compensation committee. In deciding that Ms. Moss should be renominated as a director, the board was mindful of the consent agreement with Bank of the Cascades, but concluded that Ms. Moss brought the many skills and experiences discussed above to our board and had proved herself to be a dedicated and hard-working director.



## Harry J. Pearce

Age 68

Director Since 1997
Chairman of the Board

Mr. Pearce was elected chairman of the board of the company on August 17, 2006. Prior to that, he served as lead director effective February 15, 2001 and was vice chairman of the board from November 16, 2000 until February 15, 2001. Mr. Pearce has been a director of Marriott International, Inc., a major hotel chain, since 1995. He was a director of Nortel Networks Corporation, a global telecommunications company, from January 11, 2005 to August 10, 2009, serving as chairman of the board from June 29, 2005. He retired on December 19, 2003, as chairman of Hughes Electronics Corporation, a General Motors Corporation subsidiary and provider of digital television entertainment, broadband satellite network, and global video and data broadcasting. He had served as chairman since June 1, 2001. Mr. Pearce was vice chairman and a director of General Motors Corporation, one of the world's largest automakers, from January 1, 1996 to May 31, 2001, and was general counsel from 1987 to 1994. He served on the President's Council on Sustainable Development and co-chaired the President's Commission on the United States Postal Service. Prior to joining General Motors, he was a senior partner in the Pearce & Durick law firm in Bismarck, North Dakota. Mr. Pearce is a director of the United States Air Force Academy Endowment, and a member of the Advisory Board of the University of Michigan Cancer Center. He is a Fellow of the American College of Trial Lawyers and a member of the International Society of Barristers. He also serves on the Board of Trustees of Northwestern University. He has served as a chairman or director on the boards of numerous nonprofit organizations, including as chairman of the board of Visitors of the U.S. Air Force Academy, chairman of the National Defense University Foundation, and chairman of the Marrow Foundation. He currently serves as a director of the National Bone Marrow Transplant Link and New York Marrow Foundation. Mr. Pearce received a bachelor's degree in engineering sciences from the U.S. Air Force Academy and his law degree from Northwestern University's School of Law.

The board concluded that Mr. Pearce should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. MDU Resources Group, Inc. values public company leadership and the experience directors gain through such leadership. Mr. Pearce is recognized nationally, as well as in the State of North Dakota, as a business leader and for his business acumen. He has multinational business management experience and proven leadership skills through his position as vice chairman at General Motors Corporation, as well as through his extensive service on the boards of large public companies, including Marriott International Inc.; Hughes Electronics Corporation, where he was chairman; and Nortel Networks Corporation, where he also was chairman. He also brings to our board his long experience as a practicing attorney. In addition, Mr. Pearce is focused on corporate governance issues and is the founding chair of the Chairmen's Forum, an organization comprised of non-executive chairmen of publicly-traded companies. Participants in the Chairmen's Forum discuss ways to enhance the accountability of corporations to owners and promote a deeper understanding of independent board leadership and effective practices of board chairmanship. The board also believes that Mr. Pearce's values and commitment to excellence make him well-suited to serve as chairman of our board.



## John K. Wilson

Age 56

Director Since 2003
Audit Committee

Mr. Wilson was president of Durham Resources, LLC, a privately held financial management company, in Omaha, Nebraska, from 1994 to December 31, 2008. He previously was president of Great Plains Energy Corp., a public utility holding company and an affiliate of Durham Resources, LLC, from 1994 to July 1, 2000. He was vice president of Great Plains Natural Gas Co., an affiliate company of Durham Resources, LLC, until July 1, 2000. The company bought Great Plains Energy Corp. and Great Plains Natural Gas Co. on July 1, 2000. Mr. Wilson also served as president of the Durham Foundation and was a director of Bridges Investment Fund, a mutual fund, and the Greater Omaha Chamber of Commerce. He is presently a director of HDR, Inc., an international architecture and engineering firm, Tetrad Corporation, a privately held investment company, both based in Omaha, and serves on the advisory board of Duncan Aviation, an aircraft service provider, headquartered in Lincoln, Nebraska. He currently serves as deputy executive director of the Robert B. Daugherty Charitable Foundation, Omaha, Nebraska, and formerly served on the advisory board of US Bank NA Omaha.

Mr. Wilson is a certified public accountant. He received his bachelor's degree in business administration, cum laude, from the University of Nebraska – Omaha. During his career, he was an audit manager at Peat, Marwick, Mitchell (now known as KPMG), controller for Great Plains Natural Gas Co., and chief financial officer and treasurer for all Durham Resources entities.

The board concluded that Mr. Wilson should serve as a director of MDU Resources Group, Inc., in light of our business and structure, at the time we file our proxy statement for the following reasons. Mr. Wilson has an extensive background in finance and accounting, as well as extensive experience with mergers and acquisitions, through his education and work experience at a major accounting firm and his later positions as controller and vice president of Great Plains Natural Gas Co.; president of Great Plains Energy Corp.; and president, chief financial officer, and treasurer for Durham Resources, LLC and all Durham Resources entities. The electric and natural gas utility business was our core business when our company was founded in 1924. That business now operates through four utilities: Montana-Dakota Utilities Co., Great Plains Natural Gas Co., Cascade Natural Gas Corporation, and Intermountain Gas Company. Mr. Wilson is our only non-employee director with direct experience in this area through his prior positions at Great Plains Natural Gas Co. and Great Plains Energy Corp. In addition, Mr. Wilson's extensive finance and accounting experience make him well-suited for our audit committee.

**The board of directors recommends a vote "for" each nominee.**

A majority of votes cast is required to elect a director in an uncontested election. A majority of votes cast means the number of votes cast "for" a director's election must exceed the number of votes cast "against" the director's election. "Abstentions" and "broker non-votes" do not count as votes cast "for" or "against" the director's election. In a contested election, which is an election in which the number of nominees for director exceeds the number of directors to be elected and which we do not anticipate, directors will be elected by a plurality of the votes cast.

Unless you specify otherwise when you submit your proxy, the proxies will vote your shares of common stock "for" all directors nominated by the board of directors. If a nominee becomes unavailable for any reason or if a vacancy should occur before the election, which we do not anticipate, the proxies will vote your shares in their discretion for another person nominated by the board.

Our policy on majority voting for directors and our corporate governance guidelines require any nominee for re-election as a director to tender to the board, prior to nomination, his or her irrevocable resignation from the board that will be effective, in an uncontested election of directors only, upon:

- receipt of a greater number of votes "against" than votes "for" election at our annual meeting of stockholders and
- acceptance of such resignation by the board of directors.

Following certification of the stockholder vote, the nominating and governance committee will promptly recommend to the board whether or not to accept the tendered resignation. The board will act on the nominating and governance committee's recommendation no later than 90 days following the date of the annual meeting.

**Brokers may not vote your shares on the election of directors if you have not given your broker specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker so that your vote can be counted.**

## ITEM 2. APPROVAL OF THE MATERIAL TERMS OF THE PERFORMANCE GOALS UNDER THE MDU RESOURCES GROUP, INC. LONG-TERM PERFORMANCE-BASED INCENTIVE PLAN FOR PURPOSES OF INTERNAL REVENUE CODE SECTION 162(m)

The board of directors recommends that stockholders approve the material terms of the performance goals under the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan to preserve our ability to deduct compensation associated with future performance-based incentive awards to be made under the plan.

Section 162(m) of the Internal Revenue Code of 1986, as amended, places a limit of $1,000,000 on the amount we may deduct in any one year for compensation paid to our "covered employees." A covered employee means a person specified in Section 162(m), which generally includes our chief executive officer and each of our other three most highly-compensated executive officers other than our chief financial officer.

There is, however, an exception to this limit for certain performance-based compensation, and awards made pursuant to the plan may constitute performance-based compensation not subject to the deductibility limitation of Internal Revenue Code Section 162(m). In order to continue to qualify for this exception, the stockholders must re-approve, every five years, the material terms of the performance goals of the plan under which compensation will be paid. Stockholders last approved these goals in 2006, and, therefore, the board is submitting the plan's performance goals for re-approval at the 2011 annual meeting of stockholders. The board of directors has also amended the plan on November 11, 2010 and February 17, 2011, subject to approval of this item by stockholders at the annual meeting, to include the following new performance goals: safety, sustainability, capital efficiency, enterprise value, company value, asset value growth, net asset value, shareholders' equity, dividends, oil and/or gas production (growth, value and costs) and oil and/or gas reserves (including proved, probable and possible reserves and growth, value and costs) and finding or development costs. Your vote for this item will constitute approval of the new performance goals and approval of the material terms of the performance goals for purposes of Internal Revenue Code Section 162(m).

The material terms of the performance goals are (i) eligibility and participation, (ii) the business criteria on which the performance goals are based, and (iii) maximum awards under the plan, which we describe further below.

## Eligibility and Participation

All officers and key employees of the company and our subsidiaries, including employees who are members of the board, as determined by the compensation committee, are eligible to participate in the plan. The approximate number of employees who are currently eligible to participate in the plan is 49.

## Performance Goals

The compensation committee establishes the performance goals, which will be based on one or more of the following measures: sales or revenues, earnings per share, shareholder return and/or value, funds from operations, operating income, gross income, net income, cash flow, return on equity, return on capital, capital efficiency, earnings before interest, operating ratios, stock price, enterprise value, company value, asset value growth, net asset value, shareholders' equity, dividends, customer satisfaction, accomplishment of mergers, acquisitions, dispositions or similar extraordinary business transactions, safety, sustainability, profit returns and margins, financial return ratios, market performance, oil and/or gas production (growth, value and costs) and oil and/or gas reserves (including proved, probable and possible reserves and growth, value and costs) and finding or development costs. Performance goals may be measured solely on a corporate, subsidiary, or business unit basis, or a combination of the foregoing. Performance goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure.

## Maximum Awards under the Plan

Awards under the plan may be made in the form of stock, stock options, stock appreciation rights, performance units, performance shares, dividend equivalents, restricted stock, and other awards permitted under article 10 of the plan. Except as provided in the plan's anti-dilution adjustment provisions, the per share exercise price of stock options and the grant price of stock appreciation rights granted under the plan will not be less than the fair market value of our common stock on the date of grant.

Subject to adjustment pursuant to the anti-dilution provisions in the plan, (i) the total number of shares with respect to which stock options or stock appreciation rights may be granted in any calendar year to any covered employee under Section 162(m) shall not exceed 2,250,000 shares, (ii) the total number of shares of restricted stock intended to qualify as performance-based compensation that may be granted in any calendar year to any covered employee shall not exceed 2,250,000 shares, (iii) the total number of performance shares or performance units that may be granted in any calendar year to any covered employee shall not exceed 2,250,000 performance shares or performance units, as the case may be, (iv) the total number of shares that are intended to qualify as performance-based compensation granted pursuant to article 10 of the plan in any calendar year to any covered employee shall not exceed 2,250,000 shares, (v) the total cash award that is intended to qualify as performance-based compensation that may be paid pursuant to article 10 of the plan in any calendar year to any covered employee shall not exceed $6,000,000, and (vi) the aggregate number of dividend equivalents that are intended to qualify as performance-based compensation that a covered employee may receive in any calendar year shall not exceed $6,000,000.

---

The other material features of the plan are described below, and the complete text of the plan is attached to this proxy statement as Exhibit "A."

## Purpose of the Plan

The purpose of the plan is to promote the success and enhance the value of the company by linking the personal interests of officers and key employees to those of our stockholders and customers. The plan is further intended to provide flexibility in our ability to motivate, attract, and retain the services of participants upon whose judgment, interest, and special effort the successful conduct of our operations largely depends.

## Effective Date and Duration

The plan was approved by the board of directors on February 7, 1997, and became effective upon approval by stockholders at the annual meeting on April 22, 1997. The plan will remain in effect, subject to the right of the board of directors to terminate the plan at any time, until all shares subject to the plan have been issued.

## Amendment and Termination

The board may, at any time and from time to time, alter, amend, suspend, or terminate the plan in whole or in part, provided that no amendment will be made without stockholder approval if the amendment would (i) increase the total number of shares that may be issued under the plan, (ii) materially modify the requirements for participation in the plan, or (iii) materially increase the benefits accruing to participants under the plan. The board also is authorized to amend the plan and stock options granted under the plan to maintain qualification as incentive stock options within the meaning of Internal Revenue Code Section 422, if applicable.

## Administration of the Plan

The plan is administered by the compensation committee or by any other committee appointed by the board of directors. Subject to the terms of the plan, the committee has full power under the plan to determine persons to receive awards, the type of awards, and their terms. The committee may amend outstanding awards subject to restrictions stated in the plan. The committee may not amend an outstanding stock option for the sole purpose of reducing the stock option's exercise price.

## Shares Subject to the Plan

When it originally became effective in 1997, the plan authorized the issuance of up to 1,200,000 shares of MDU Resources Group, Inc. common stock. In 2001, the stockholders approved an amendment to increase the number of shares that could be issued under the plan by 4,000,000 shares. On February 17, 2005, the Board of Directors amended the plan to reduce the number of shares that could be issued by 2,000,000 shares. As of February 17, 2011, after giving effect to stock splits and awards pursuant to the plan, 5,686,140 shares remain available for issuance under the plan, excluding 764,835 outstanding target level performance share awards granted in 2009, 2010, and 2011.

Shares underlying lapsed or forfeited restricted stock awards are not treated as having been issued under the plan. Shares withheld from a restricted stock award to satisfy tax withholding obligations are counted as shares issued under the plan. Shares that are potentially deliverable under an award that expires or is canceled, forfeited, settled in cash, or otherwise settled without the delivery of shares are not treated as having been issued under the plan. Shares that are withheld to satisfy the exercise price of a stock option or tax withholding obligations related to a stock option, stock appreciation right, or other award under which the shares withheld have not yet been issued are not treated as having been issued under the plan.

Shares issued under the plan may be authorized but unissued shares of common stock, treasury stock, or shares purchased on the open market. The last reported sale price of a share of our common stock on the New York Stock Exchange on February 17, 2011 was $21.42.

In the event of any equity restructuring such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend, the committee will cause an equitable adjustment to be made (i) in the number and kind of shares that may be delivered under the plan, (ii) in the individual limitations set forth in the plan, and (iii) with respect to outstanding awards, in the number and kind of shares subject to outstanding awards, the stock option exercise price, base value, or other price of shares subject to outstanding awards, any performance goals relating to shares, the market price of shares, or per-share results, and other terms and conditions of outstanding awards, in the case of (i), (ii), and (iii) to prevent dilution or enlargement of rights. In the event of any other change in corporate capitalization, such as a merger, consolidation, or liquidation, the committee may, in its sole discretion, cause an equitable adjustment as described in the foregoing sentence to be made, to prevent dilution or enlargement of rights. The number of shares subject to any award will always be rounded down to a whole number when adjustments are made pursuant to these provisions of the plan. Adjustments made by the committee pursuant to these provisions are final, binding, and conclusive.

## Types of Awards under the Plan

Following is a general description of the types of awards that the compensation committee may make under the plan. The compensation committee will determine the terms and conditions of awards on a grant-by-grant basis, subject to limitations contained in the plan.

**Stock Options.** The committee may grant incentive stock options and nonqualified stock options. Except as provided in the plan's anti-dilution adjustment provisions, the exercise price for each such award shall be not less than the average of the high and low sale prices of our common stock on the date of grant. Stock options shall expire at such times and shall have such other terms and conditions as the committee may determine at the time of grant, provided, however, that no incentive stock option shall be exercisable later than the tenth anniversary of its date of grant. Dividend equivalents may also be granted.

The stock option exercise price is payable in cash, in shares of our common stock having a fair market value equal to the exercise price, by share withholding, cashless exercise or any combination of the foregoing.

**Stock Appreciation Rights.** The committee may grant stock appreciation rights with such terms and conditions as the committee may determine. Stock appreciation rights may be in the form of freestanding stock appreciation rights or tandem stock appreciation rights. Except as provided in the plan's anti-dilution adjustment provisions, the base value of a freestanding stock appreciation right shall be equal to the average of the high and low sale prices of a share of our common stock on the date of grant. The base value of a tandem stock appreciation right shall be equal to the stock option exercise price of the related stock option.

Freestanding stock appreciation rights may be exercised upon such terms and conditions as are imposed by the committee and as set forth in the stock appreciation right award agreement. A tandem stock appreciation right may be exercised only with respect to the shares of our common stock for which its related stock option is exercisable.

Upon exercise of a stock appreciation right, a participant will receive the product of the excess of the fair market value of a share of our common stock on the date of exercise over the base value multiplied by the number of shares with respect to which the stock appreciation right is exercised, subject to satisfaction of applicable tax withholding. Payment due to the participant upon exercise may be made in cash, in shares of our common stock having a fair market value equal to such cash amount, or in a combination of cash and shares, as determined by the Committee.

**Restricted Stock.** Restricted stock may be granted in such amounts and subject to such terms and conditions as determined by the committee, including time-based or performance-based vesting restrictions. The committee may establish performance goals, as described above, for restricted stock.

Participants holding restricted stock may exercise full voting rights with respect to those shares during the restricted period and, subject to the committee's right to determine otherwise at the time of grant, will receive regular cash dividends. All other distributions paid with respect to the restricted stock will be credited subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid.

**Performance Units and Performance Shares.** Performance units and performance shares may be granted in the amounts and subject to such terms and conditions as determined by the committee. The committee will set performance goals, which, depending on the extent to which they are met during the performance periods established by the committee, will determine the number and/or value of performance units/shares that will be paid out to participants. Dividend equivalents may also be granted.

Participants will receive payment of the value of performance units/shares earned after the end of the performance period. Payment of performance units/shares will be made in cash and/or shares of common stock which have an aggregate fair market value equal to the value of the earned performance units/shares at the end of the applicable performance period, in such combination as the committee determines. Shares may be granted subject to any restrictions deemed appropriate by the committee.

**Other Awards.** The committee may make other awards which may include, without limitation, the grant of shares of common stock based upon attainment of performance goals established by the committee as described above, the payment of shares in lieu of cash, the payment of cash based on attainment of performance goals, and the payment of shares in lieu of cash under our other incentive or bonus programs.



## Minimum Vesting Requirements

Under the plan, the minimum vesting period for full value awards, which are awards other than stock options and stock appreciation rights, that have no performance-based vesting characteristics is three years. Vesting may occur ratably each month, quarter, or anniversary of the grant date. The minimum vesting period for full value awards with performance-based vesting characteristics is one year. The committee does not have discretion to accelerate vesting of full value awards except in the event of a change in control of the company or similar transaction, or the death, disability, or termination of employment of a participant. The committee may grant a "de minimis" number of full value awards that have a shorter vesting period. For this purpose, "de minimis" means 331,279 shares, which was five percent of the total number of shares reserved for issuance under the plan.

## Termination of Employment

Each award agreement will set forth the participant's rights with respect to each award following termination of employment.

## Transferability

Except as otherwise determined by the committee and set forth in the award agreement and subject to the provisions of the plan, awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and a participant's rights shall be exercisable only by the participant or the participant's legal representative during his or her lifetime.

## Change in Control

Upon a change in control, as defined below,

- any and all stock options and stock appreciation rights granted under the plan will become immediately exercisable
- any restriction periods and restrictions imposed on restricted stock or awards granted pursuant to article 10 of the plan, if not performance-based, will be deemed to have expired, and such restricted stock or awards will become immediately vested in full and
- the target payout opportunity attainable under all outstanding awards of performance units, performance shares, and other awards granted pursuant to article 10 of the plan, if performance-based, will be deemed to have been fully earned for the entire performance period(s) as of the effective date of the change in control and will be paid out promptly in shares or cash pursuant to the terms of the award agreement, or in the absence of such designation, as the committee shall determine.

The plan defines "change in control" as the earliest to occur of:

- the acquisition by an individual, entity, or group of 20% or more of our outstanding common stock
- a change in a majority of our board of directors since April 22, 1997 without the approval of a majority of the board members as of April 22, 1997, or whose election was approved by such board members
- consummation of a merger or similar transaction or sale of all or substantially all of our assets, unless our stockholders immediately prior to the transaction beneficially own more than 60% of the outstanding common stock and voting power of the resulting corporation in substantially the same proportions as before the merger, no person owns 20% or more of the resulting corporation's outstanding common stock or voting power except for any such ownership that existed before the merger and at least a majority of the board of the resulting corporation is comprised of our directors or
- stockholder approval of our liquidation or dissolution.

## Accounting Restatements

The plan provides that if our audited financial statements are restated, the committee may, in accordance with our *Guidelines for Repayment of Incentives Due to Accounting Restatements,* take such actions as it deems appropriate in its sole discretion with respect to outstanding awards if the terms of such awards are directly impacted by the restatement. To the extent payment of vested, earned, or exercised awards was made within the three-year period prior to the restatement, the committee may, without limitation on its ability to take other action,

- secure repayment of awards
- grant additional awards
- rescind vesting of outstanding awards and
- cause the forfeiture of outstanding awards.

The committee may take different actions with respect to different awards and different participants, but is not obligated to take any action.

## Section 409A

To the extent applicable, it is intended that the plan and any awards made under the plan comply with the requirements of Internal Revenue Code Section 409A. Any provision that would cause the plan or any award to fail to satisfy Section 409A will have no force or effect until amended to comply with Section 409A, which amendment may be retroactive to the extent permitted by Section 409A.

## Award Information

It is not possible at this time to determine awards that will be made in the future pursuant to the plan.

## Stock Option Awards under MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan

The following table lists all stock options granted to the individuals and groups indicated below since the adoption of the plan in 1997, whether exercised, lapsed, or forfeited and sets forth the title and number of securities underlying stock option awards, the exercise prices, and expiration dates.

| Name and Position | Title of Security | Number of Securities Underlying Options Granted | Exercise Price per Share ($) | Expiration Date |
|---|---|---|---|---|
| Terry D. Hildestad<br>President and CEO | Common | 74,520 | $13.2178 | 2/15/11 |
| Vernon A. Raile<br>Executive Vice President,<br>Treasurer and CFO | Common | 46,800 | $13.2178 | 2/15/11 |
| Doran N. Schwartz<br>Vice President and CFO | – | – | – | – |
| John G. Harp<br>President and CEO,<br>MDU Construction Services Group, Inc. | Common | 36,000 | $13.2178 | 4/30/01 |
| Steven L. Bietz<br>President and CEO,<br>WBI Holdings, Inc. | Common | 16,875 | $13.2178 | 2/15/11 |
| David L. Goodin<br>President and CEO,<br>Combined Utility Group | Common | 75,937 | $13.2178 | 2/15/11 |
| All current executive officers | Common | 65,205 | $13.2178 | 2/15/11 |
| as a group | Common | 7,762 | $16.1956 | 2/15/11 |
| All current directors, who are not executive officers, as a group | – | – | – | – |
| Each nominee for election as a director | | | | |
| Thomas Everist | – | – | – | – |
| Karen B. Fagg | – | – | – | – |
| Terry D. Hildestad* | – | – | – | – |
| A. Bart Holaday | – | – | – | – |
| Dennis W. Johnson | – | – | – | – |
| Thomas C. Knudson | – | – | – | – |
| Richard H. Lewis | – | – | – | – |
| Patricia L. Moss | – | – | – | – |
| Harry J. Pearce | – | – | – | – |
| John K. Wilson | – | – | – | – |
| Each associate of such persons | – | – | – | – |
| Each other person who received 5% of such stock options | – | – | – | – |
| All employees, including all | Common | 369,604 | $13.2178 | 2/15/11 |
| current officers who | Common | 34,918 | $16.1956 | 2/15/11 |
| are not executive officers, | Common | 15,030 | $12.2778 | 2/15/11 |
| as a group | Common | 48,035 | $13.0889 | 2/15/11 |
| | Common | 19,506 | $11.5289 | 2/15/11 |

* Mr. Hildestad's stock options are shown above

## Federal Income Tax Consequences

The following description is a summary of material U.S. federal income tax consequences relating to stock options granted under the plan, based on applicable U.S. federal income tax laws. The description may be affected by future legislation, Internal Revenue Service rulings and regulations, or court decisions. The portions of the following description relating to our reporting and withholding obligations and ability to take a federal income tax deduction are based on the assumption that the optionholder provided services to MDU Resources Group, Inc.

The following description does not address all of the potential tax consequences of the optionholder's participation in the plan, such as potential state or local taxes that may apply. The optionholder is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on the optionholder in connection with the optionholder's participation in the plan, including any taxes and penalties that may arise under Section 409A of the Internal Revenue Code, and neither we nor any of our affiliates have any obligation to indemnify or otherwise hold the optionholder or any beneficiary harmless from any or all of such taxes or penalties.

### Consequences to the Optionholder

**Award.** There are no federal income tax consequences to the optionholder solely by reason of the award of incentive stock options or nonqualified stock options under the plan.

**Exercise.** The exercise of an incentive stock option is not a taxable event for regular federal income tax purposes if certain requirements are satisfied, including the requirement that the optionholder generally must exercise the incentive stock option no later than three months following the termination of the optionholder's employment with the company, or one year following a termination due to disability, and that the optionholder holds the shares acquired upon exercise of the stock option for the requisite period described below. However, such exercise may give rise to alternative minimum tax liability as discussed below.

Upon the exercise of a nonqualified stock option, the optionholder will recognize ordinary income in an amount equal to the excess of the fair market value of the shares of our common stock at the time of exercise over the total stock option exercise price. The ordinary income recognized in connection with the exercise of a nonqualified stock option will be subject to income and employment tax withholding.

The optionholder's tax basis in the shares acquired upon exercise of a stock option will be the option exercise price plus, in the case of a nonqualified stock option, the amount of ordinary income, if any, the optionholder recognized upon exercise of the stock option.

**Disposition of Shares Acquired upon Exercise of Incentive Stock Options.** The shares of common stock received pursuant to the exercise of an incentive stock option are subject to holding period rules that affect the federal income tax consequences of selling these shares. To satisfy the holding period rules applicable to shares acquired upon the exercise of an incentive stock option, unless an exception applies, you must not dispose of such shares within two years after the stock option is granted or within one year after exercise of the stock option.

- Qualifying Disposition. If an optionholder's disposition of shares of our common stock acquired upon exercise of an incentive stock option satisfies the holding period rules, at the time of disposition the optionholder will recognize long-term capital gain or loss equal to the difference between the amount realized upon such disposition and the optionholder's basis in the shares. The optionholder's basis in the shares will generally equal the stock option exercise price.
- Disqualifying Disposition. If the optionholder's disposition of shares of our common stock acquired upon the exercise of an incentive stock option does not satisfy the holding period rules, at the time of disposition the optionholder will recognize ordinary income equal to the lesser of (i) the excess of the shares' fair market value on the date of exercise over the total stock option exercise price or (ii) the optionholder's actual gain, i.e., the excess, if any, of the amount realized on the disposition over the total stock option exercise. If the total amount realized in the disposition of the shares exceeds the fair market value of the shares on the date of exercise, the optionholder will recognize a capital gain in the amount of such excess. If the optionholder incurs a loss on the disposition, i.e., if the total amount realized is less than the total stock option exercise price, the loss will be a capital loss.

**Other Disposition.** If an optionholder disposes of shares acquired upon exercise of a nonqualified stock option in a taxable transaction, the optionholder will recognize capital gain or loss in an amount equal to the difference between the optionholder's basis, as discussed above, in the shares sold and the total amount realized upon disposition. Any such capital gain or loss, and any capital gain or loss recognized on a disqualifying disposition of shares acquired upon exercise of incentive stock options as discussed above, will be short-term or long-term depending on whether the optionholder held the shares of our common stock for more than one year from the date of exercise.

**Alternative Minimum Tax.** The spread between the fair market value of shares of our common stock at the time of exercise of an incentive stock option and the total option exercise price is included in alternative minimum taxable income and thus may trigger alternative minimum tax.

### Consequences to the Company

There are no federal income tax consequences to the company upon award of incentive stock options or nonqualified stock options or the exercise of an incentive stock option, unless the exercise results in a disqualifying disposition.

We will be entitled to a federal income tax deduction in the amount of the ordinary income recognized by the optionholder upon exercise of a nonqualified stock option. To the extent the optionholder recognizes ordinary income by reason of a disqualifying disposition of the stock acquired upon exercise of an incentive stock option, we will be entitled to a corresponding deduction in the year in which the disposition occurs.

We will be required to report to the Internal Revenue Service any ordinary income recognized by any optionholder by reason of the exercise of a nonqualified stock option or by reason of a disqualifying disposition of the stock acquired upon exercise of an incentive stock option. We will be required to withhold income and employment taxes and pay our share of employment taxes with respect to ordinary income the optionholder recognized upon the exercise of nonqualified stock options.

## Equity Compensation Plan Information

The following table includes information as of December 31, 2010, with respect to our equity compensation plans:

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b) Weighted average exercise price of outstanding options, warrants and rights | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by stockholders (1) | 882,142 (2) | $20.09 | 6,365,397 (3)(4) |
| Equity compensation plans not approved by stockholders (5) | 228,527 | 13.22 | 2,375,474 (6) |
| Total | 1,110,669 | $18.68 | 8,740,871 |

(1) Consists of the Non-Employee Director Long-Term Incentive Compensation Plan, the Long-Term Performance-Based Incentive Plan, and the Non-Employee Director Stock Compensation Plan.

(2) Includes 669,685 performance shares.

(3) In addition to being available for future issuance upon exercise of stock options, 357,757 shares under the Non-Employee Director Long-Term Incentive Compensation Plan may instead be issued in connection with stock appreciation rights, restricted stock, performance units, performance shares, or other equity-based awards, and 5,686,140 shares under the Long-Term Performance-Based Incentive Plan may instead be issued in connection with stock appreciation rights, restricted stock, performance units, performance shares, or other equity-based awards.

(4) This amount also includes 321,500 shares available for issuance under the Non-Employee Director Stock Compensation Plan. Under this plan, in addition to a cash retainer, nonemployee directors are awarded 4,050 shares annually. A non-employee director may acquire additional shares under the plan in lieu of receiving the cash portion of the director's retainer or fees.

(5) Consists of the 1998 Option Award Program and the Group Genius Innovation Plan.

(6) In addition to being available for future issuance upon exercise of stock options, 219,050 shares under the Group Genius Innovation Plan may instead be issued in connection with stock appreciation rights, restricted stock, restricted stock units, performance units, performance stock, or other equity-based awards.

The following equity compensation plans have not been approved by our stockholders.

## The 1998 Option Award Program

The 1998 Option Award Program is a broad-based plan adopted by the board of directors, effective February 12, 1998. The plan permits the grant of nonqualified stock options to employees of the company and our subsidiaries. The maximum number of shares that may be issued under the plan is 3,795,330. Shares granted may be authorized but unissued shares, treasury shares, or shares purchased on the open market. Option exercise prices are equal to the market value of our shares on the date of the option grant. Optionees receive dividend equivalents on their options, with any credited dividends paid in cash to the optionee if the stock option vests, or forfeited if the stock option is forfeited. Vested stock options remain exercisable for one year following termination of employment due to death or disability and for three months following termination of employment for any other reason.

Unvested stock options are forfeited upon termination of employment. Subject to the terms and conditions of the plan, the plan's administrative committee determines the number of shares subject to options granted to each participant and the other terms and conditions pertaining to such options, including vesting provisions. All options become immediately exercisable in the event of a change in control of the company.

In 2001, 450 options (adjusted for the three-for-two stock splits in October 2003 and July 2006) were granted to each of approximately 5,900 employees. No officers received grants. These stock options vested on February 13, 2004. As of December 31, 2010, options covering 228,527 shares of common stock were outstanding under the plan and 2,156,424 shares remained available for future grant. Options covering 1,410,379 shares had been exercised.

## The Group Genius Innovation Plan

The Group Genius Innovation Plan was adopted by the board of directors, effective May 17, 2001, to encourage employees to share ideas for new business directions for the company and to reward them when the idea becomes profitable. Employees of the company and our subsidiaries who are selected by the plan's administrative committee are eligible to participate in the plan. Officers and directors are not eligible to participate. The plan permits the granting of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance stock, and other awards. The maximum number of shares that may be issued under the plan is 223,150. Shares granted under the plan may be authorized but unissued shares, treasury shares, or shares purchased on the open market. Restricted stockholders have voting rights and, unless determined otherwise by the plan's administrative committee, receive dividends paid on the restricted stock. Dividend equivalents payable in cash may be granted with respect to options and performance shares. The plan's administrative committee determines the number of shares or units subject to awards, and the other terms and conditions of the awards, including vesting provisions and the effect of employment termination. Upon a change in control of the company, all options and stock appreciation rights become immediately vested and exercisable, all restricted stock becomes immediately vested, all restricted stock units become immediately vested and are paid out in cash, and target payout opportunities under all performance units, performance stock, and other awards are deemed to be fully earned, with awards denominated in stock paid out in shares and awards denominated in units paid out in cash. As of December 31, 2010, 4,100 shares of stock had been granted to 73 employees.

---

The board of directors believes that it is in the best interests of the company and our stockholders to receive the full income tax deduction for performance-based compensation paid under the plan. The board is therefore asking the stockholders to approve, for purposes of Section 162(m), the material terms of the performance goals as set forth above. The plan will remain in effect if the stockholders do not approve the material terms of the performance goals, and failure to obtain stockholder approval will not affect the rights of participants under the plan or under any outstanding award agreements.

**The board of directors recommends a vote "for" this proposal.**

For purposes of Internal Revenue Code Section 162(m), approval requires a majority of the votes cast to be in favor of approval. Abstentions will not count as votes cast for purposes of Internal Revenue Code approval. Approval for purposes of Delaware law requires the affirmative vote of a majority of the outstanding shares of our common stock present in person or represented by proxy at the meeting and entitled to vote on the item. Under the Delaware voting standard, abstentions will count as votes "against" the item. Broker non-votes will not count as voting power present and, therefore, are not counted in the vote for purposes of Internal Revenue Code approval or under the Delaware voting standard.

## ITEM 3. RATIFICATION OF INDEPENDENT AUDITORS

The audit committee at its February 2011 meeting appointed Deloitte & Touche LLP as our independent auditors for fiscal year 2011. The board of directors concurred with the audit committee's decision. Deloitte & Touche LLP has served as our independent auditors since fiscal year 2002.

Although your ratification vote will not affect the appointment or retention of Deloitte & Touche LLP for 2011, the audit committee will consider your vote in determining its appointment of our independent auditors for the next fiscal year. The audit committee, in appointing our independent auditors, reserves the right, in its sole discretion, to change an appointment at any time during a fiscal year if it determines that such a change would be in our best interests.

A representative of Deloitte & Touche LLP will be present at the annual meeting and will be available to respond to appropriate questions. We do not anticipate that the representative will make a prepared statement at the meeting; however, he or she will be free to do so if he or she chooses.

**The board of directors recommends a vote "for" the ratification of Deloitte & Touche LLP as our independent auditors for 2011.**

Ratification of the appointment of Deloitte & Touche LLP as our independent auditors for 2011 requires the affirmative vote of a majority of our common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal. Abstentions will count as votes against this proposal.

In connection with the audit of our financial statements for 2011, the parties have drafted an agreement for audit committee approval that contains provisions for alternative dispute resolution. The agreement provides that disputes arising out of our engagement of Deloitte & Touche LLP are resolved through mediation or arbitration, commonly referred to as alternative dispute resolution procedures. The alternative dispute resolution provision does not have a waiver of rights to pursue punitive damages or other forms of relief not based on actual damages. The alternative dispute resolution provisions do not apply to claims by third parties, such as our stockholders or creditors.

## ACCOUNTING AND AUDITING MATTERS

### Fees

The following table summarizes the aggregate fees that our independent auditors, Deloitte & Touche LLP, billed or are expected to bill us for professional services rendered for 2010 and 2009:

| | 2010 | 2009* |
|---|---|---|
| Audit Fees(a) | $2,230,200 | $2,366,154 |
| Audit-Related Fees(b) | 26,400 | 52,292 |
| Tax Fees(c) | 9,800 | 17,600 |
| All Other Fees(d) | 15,493 | 130,016 |
| Total Fees(e) | $2,281,893 | $2,566,062 |
| Ratio of Tax and All Other Fees to Audit and Audit-Related Fees | 1.12% | 6.10% |

* The 2009 amounts were adjusted from amounts shown in the 2010 proxy statement to reflect actual amounts.

(a) Audit fees for 2009 and 2010 consisted of services rendered for the audit of our annual financial statements, reviews of quarterly financial statements, statutory and regulatory audits, compliance with loan covenants, reviews of financial statements for MDU Construction Services Group and subsidiaries, agreed upon procedures associated with the annual submission of financial assurance to the North Dakota Department of Health, comfort letters to underwriters (2009 only), and work related to the filing of Form S-8 with the Securities and Exchange Commission (2009 only).

(b) Audit-related fees for 2010 and 2009 are associated with the audit of the Intermountain Gas Company's benefit plans and accounting research assistance.

(c) Tax fees for 2010 include services associated with Section 199 tax credits. Tax fees for 2009 include support services associated with the Cascade Natural Gas Corporation IRS audit.

(d) All other fees for 2010 consist of training provided by Deloitte & Touche LLP on the topic of utility taxes. All other fees for 2009 are for services provided by Deloitte FAS, LLP in connection with the review of accounting practices and procedures at one of the company's operating locations.

(e) Total fees reported above include out-of-pocket expenses related to the services provided of $260,000 for 2010 and $240,062 for 2009.

### Pre-Approval Policy

The audit committee pre-approved all services Deloitte & Touche LLP performed in 2010 in accordance with the pre-approval policy and procedures the audit committee adopted at its August 12, 2003 meeting. This policy is designed to achieve the continued independence of Deloitte & Touche LLP and to assist in our compliance with Sections 201 and 202 of the Sarbanes-Oxley Act of 2002 and related rules of the Securities and Exchange Commission.

The policy defines the permitted services in each of the audit, audit-related, tax, and all other services categories, as well as prohibited services. The pre-approval policy requires management to submit annually for approval to the audit committee a service plan describing the scope of work and anticipated cost associated with each category of service. At each regular audit committee meeting, management reports on services performed by Deloitte & Touche LLP and the fees paid or accrued through the end of the quarter preceding the meeting. Management may submit requests for additional permitted services before the next scheduled audit committee meeting to the designated member of the audit committee, Dennis W. Johnson, for approval. The designated member updates the audit committee at the next regularly scheduled meeting regarding any services that he approved during the interim period. At each regular audit committee meeting, management may submit to the audit committee for approval a supplement to the service plan containing any request for additional permitted services.

In addition, prior to approving any request for audit-related, tax, or all other services of more than $50,000, Deloitte & Touche LLP will provide a statement setting forth the reasons why rendering of the proposed services does not compromise Deloitte & Touche LLP's independence. This description and statement by Deloitte & Touche LLP may be incorporated into the service plan or as an exhibit thereto or may be delivered in a separate written statement.

## ITEM 4. ADVISORY VOTE TO APPROVE THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with recently-adopted Section 14A of the Securities Exchange Act of 1934 and Rule 14a-21(a), we are asking our stockholders to approve, in a separate advisory vote, the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K. As discussed in the compensation discussion and analysis, our compensation committee and board of directors believe that our current executive compensation program directly links compensation of our named executive officers to our financial performance and aligns the interests of our named executive officers with those of our stockholders. Our compensation committee and board of directors also believe that our executive compensation program provides our named executive officers with a balanced compensation package that includes an appropriate base salary along with competitive annual and long-term incentive compensation targets. These incentive programs are designed to reward our named executive officers on both an annual and long-term basis if they attain specified goals.

Our overall compensation program and philosophy is built on a foundation of these guiding principles:

- we pay for performance
- we determine performance based on financial criteria that are important to stockholder value – earnings per share, return on invested capital, and total stockholder return relative to our peers
- we review competitive compensation data for each named executive officer position and incorporate internal equity in the final determination of target compensation levels and
- through our PEER4 Analysis, we compare our pay-for-performance results with the pay-for-performance results of our peers.

We are asking our stockholders to indicate their approval of our named executive officer compensation as disclosed in this proxy statement, including the compensation discussion and analysis, the executive compensation tables, and narrative discussion. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers for 2010. Accordingly, the following resolution is submitted for stockholder vote at the 2011 annual meeting:

> "RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

As this is an advisory vote, the results will not be binding on the company, the board of directors, or the compensation committee and will not require us to take any action. The final decision on the compensation of our named executive officers remains with our compensation committee and our board of directors, although our board and compensation committee will consider the outcome of this vote when making future compensation decisions. We will provide our stockholders with the opportunity to vote on our named executive officer compensation at our annual meetings at least once every three calendar years.

**The board of directors recommends a vote "for" the approval, on an advisory basis, of the compensation paid to our named executive officers, as disclosed in this proxy statement.**

Approval of the compensation paid to our named executive officers requires the affirmative vote of a majority of our common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal. Abstentions will count as votes against this proposal. Broker non-votes are not counted as voting power present and, therefore, are not counted in the vote.

## ITEM 5. ADVISORY VOTE ON FREQUENCY OF VOTE TO APPROVE THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with recently-adopted Section 14A of the Securities Exchange Act of 1934 and Rule 14a-21(b), we are asking our stockholders to indicate whether future advisory votes to approve the compensation paid to our named executive officers should be held every year, every two years, or every three years.

Our board of directors has determined that our stockholders should have the opportunity to vote on the compensation of our named executive officers every year. The board of directors believes that giving our stockholders the right to cast an advisory vote every year on the compensation of our named executive officers is a good corporate governance practice and is in the best interests of our stockholders. Annual advisory votes provide the highest level of accountability and direct communication with our stockholders.

By voting on this Item 5, stockholders are not approving or disapproving the board of directors' recommendation, but rather are indicating whether they prefer an advisory vote on named executive officer compensation be held every year, every two years, or every three years. Stockholders may also abstain from voting.

As this is an advisory vote, the results will not be binding on the board of directors or the company, and the board of directors may decide that it is in the best interests of our stockholders and the company to hold an advisory vote on executive compensation more or less frequently than the option selected by our stockholders. We will provide our stockholders with the opportunity to vote on the frequency of advisory votes on our named executive officer compensation at our annual meetings at least once every six calendar years.

Under rules adopted by the Securities and Exchange Commission, if a majority of the votes cast approves a particular frequency and we adopt a policy that is consistent with that frequency, we may exclude from our proxy statements in the future any stockholder proposals providing for an advisory vote or seeking future advisory votes on the compensation paid to our named executive officers or relating to the frequency of such votes, including those drafted as requests to amend our governing documents. A majority of the votes cast means that the number of votes cast for one frequency must exceed the aggregate number of votes cast for the other two frequencies. Abstentions and broker non-votes do not count as votes cast.

**The board of directors recommends that an advisory vote on compensation paid to our named executive officers be held every year.**

Under Delaware law, the frequency of every year, every two years, or every three years that receives the affirmative vote of a majority of our common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal will be the frequency for the advisory vote on executive compensation that has been recommended by our stockholders. Abstentions will count as votes against any frequency. Broker non-votes are not counted as voting power present and, therefore, are not counted in the vote.

# EXECUTIVE COMPENSATION

## Compensation Discussion and Analysis

*The following compensation discussion and analysis may contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.*

### Introduction

In this compensation discussion and analysis, we discuss our compensation objectives, our decisions, and the reasons for our decisions relating to 2010 compensation for our named executive officers.

For 2010, our named executive officers were Terry D. Hildestad, Vernon A. Raile, Doran N. Schwartz, John G. Harp, Steven L. Bietz, and David L. Goodin. Mr. Goodin, president and chief executive officer of Montana-Dakota Utilities, Co., Great Plains Natural Gas Co., Cascade Natural Gas Corporation, and Intermountain Gas Company, which we refer to as the combined utility group, is a named executive officer for the first time. Mr. Raile retired as executive vice president, treasurer and chief financial officer on February 16, 2010, and Mr. Schwartz was promoted to vice president and chief financial officer effective February 17, 2010.

### Overview of 2010 Compensation

The compensation committee and the board of directors believe our 2010 compensation program for our named executive officers directly links their compensation to our financial performance and aligns their interests with those of our stockholders. Our compensation committee and the board of directors also believe that our 2010 compensation program provides our named executive officers with a balanced compensation package that includes an appropriate base salary along with competitive annual and long-term incentive compensation targets. These incentives are designed to reward our named executive officers on both an annual and long-term basis if they attain specified goals.

Our overall compensation program and philosophy is built on a foundation of these guiding principles:

- we pay for performance, with 55.9% to 71.4% of our named executive officers' 2010 total target direct compensation in the form of incentives
- we determine performance based on financial criteria that are important to stockholder value – earnings per share, return on invested capital, and total stockholder return relative to our peers
- we review competitive compensation data for each named executive officer and incorporate internal equity in the final determination of target compensation levels and
- through our PEER4 Analysis, we compare our pay-for-performance results with the pay-for-performance results of our peers over five-year periods.

The compensation committee regularly reviews our compensation policies and practices to ensure our compensation program is structured to pay for performance.

The compensation committee took the following actions with respect to 2010 compensation for our named executive officers:

- froze 2010 base salaries at their 2009 levels, except for one promotion and one modest merit-based increase
- did not increase the percentages of base salary used to establish target incentive awards, except for one promotion
- linked more closely our corporate executives' 2010 annual incentive awards to the achievement of our business units' performance goals
- capped payment with respect to the return on invested capital portion of the 2010 annual incentive awards at three out of four of our business units at 100 percent of the target incentive award, unless return on invested capital equaled or exceeded the business unit's weighted average cost of capital
- provided for reductions in any performance shares earned pursuant to awards granted in 2010 or thereafter, if our total stockholder return for the performance period is negative, and
- granted no SISP increases.

The compensation committee also:

- terminated the change of control employment agreement between the company and Terry D. Hildestad, our president and chief executive officer, effective June 15, 2010, upon Mr. Hildestad's request
- notified each of our other executive officers with change of control employment agreements that their agreements would not be extended beyond their current expiration dates
- imposed mandatory stock holding requirements for a portion of shares earned pursuant to long-term incentive awards granted in 2011 or thereafter and
- amended our stock ownership policy to clarify that our executive officers are required, rather than expected, to acquire and hold company stock equal to or greater in value than a multiple of their base salaries.

We believe that our 2010 compensation program has been effective at motivating and rewarding our named executive officers in the achievement of positive results. Our earnings per share of $1.27 for 2010 demonstrates the value of our diversified business strategy. Despite lower natural gas prices and a challenging economic environment, we maintained a strong balance sheet and generated significant cash flows from operations, as well as from successful property sales.

## Objectives of our Compensation Program

We structure our compensation program to help retain and reward the executive officers who we believe are critical to our long-term success. We have a written executive compensation policy for our Section 16 officers, including all our named executive officers. Our policy has the following stated objectives:

- recruit, motivate, reward, and retain the high performing executive talent required to create superior long-term total stockholder return in comparison to our peer group
- reward executives for short-term performance, as well as the growth in enterprise value over the long-term
- provide a competitive package relative to industry-specific and general industry comparisons and internal equity, as appropriate
- ensure effective utilization and development of talent by working in concert with other management processes – for example, performance appraisal, succession planning, and management development and
- help ensure that compensation programs do not encourage or reward excessive or imprudent risk taking.

We pay/grant:

- base salaries in order to provide executive officers with sufficient, regularly-paid income and attract, recruit, and retain executives with the knowledge, skills, and abilities necessary to successfully execute their job duties and responsibilities
- annual incentives in order to be competitive from a total remuneration standpoint and ensure focus on annual financial and operating results and
- long-term incentives in order to be competitive from a total remuneration standpoint and ensure focus on stockholder return.

If earned, incentive compensation, which consists of annual cash incentive awards and three-year performance share awards under our Long-Term Performance-Based Incentive Plan, makes up the greatest portion of our named executive officers' total compensation. The compensation committee believes incentive compensation that comprised approximately 55.9% to 71.4% of total target compensation for the named executive officers for 2010 is appropriate because:

- our named executive officers are in positions to drive, and therefore bear high levels of responsibility for, our corporate performance
- incentive compensation is more variable than base salary and dependent upon our performance
- variable compensation helps ensure focus on the goals that are aligned with our overall strategy and
- the interests of our named executive officers will be aligned with those of our stockholders by making a majority of the named executive officers' target compensation contingent upon results that are beneficial to stockholders.

The following table shows the allocation of total target compensation for 2010 among the individual components of base salary, annual incentive, and long-term incentive:

| Name | % of Total Target Compensation Allocated to Base Salary (%) | % of Total Target Compensation Allocated to Incentives | | |
|---|---|---|---|---|
| | | Annual (%) | Long-Term (%) | Annual + Long-Term (%) |
| Terry D. Hildestad | 28.6 | 28.6 | 42.8 | 71.4 |
| Vernon A. Raile(1) | – | – | – | – |
| Doran N. Schwartz | 44.1 | 21.8 | 34.1 | 55.9 |
| John G. Harp | 39.2 | 25.5 | 35.3 | 60.8 |
| Steven L. Bietz | 39.2 | 25.5 | 35.3 | 60.8 |
| David L. Goodin | 39.2 | 25.5 | 35.3 | 60.8 |

(1) Mr. Raile retired February 16, 2010 and received no incentive awards for 2010.

In order to reward long-term growth, as well as short-term results, the compensation committee establishes incentive targets that emphasize long-term compensation as much as or more than short-term compensation for our named executive officers. The annual incentive targets for 2010 range from 45% to 100% of base salary and the long-term incentive targets range from 50% to 150% of base salary, depending on the named executive officer's salary grade. Generally, our approach is to allocate a higher percentage of total target compensation to the long-term incentive than to the short-term incentive for our higher level executives, since they are in a better position to influence our long-term performance.

Additionally, the long-term incentive, if earned, is paid in company common stock. These awards, combined with our stock ownership policy, promote ownership of our stock by the named executive officers. The compensation committee believes that, as stockholders, the named executive officers will be motivated to consistently deliver financial results that build wealth for all stockholders over the long-term.

## Role of Management

Our executive compensation policy provides for an assessment of the competitive pay levels for base salary and incentive compensation for each Section 16 officer position to be conducted at least every two years by an independent consulting firm. In 2008, the compensation committee retained Towers Watson (formerly Towers Perrin), a nationally recognized consulting firm, to perform this assessment and to assist the compensation committee in establishing competitive compensation targets for our Section 16 officers for 2009.

In May 2009, the compensation committee decided not to retain a compensation consultant for assistance with 2010 compensation. Instead, the compensation committee directed the vice president-human resources and the human resources department to prepare the competitive assessment on Section 16 officer positions for 2010. The assessment included identifying any material changes to the positions analyzed, updating competitive compensation information, gathering and analyzing relevant general and industry-specific survey data, and updating the base salary structure. The human resources department assessed competitive pay levels for base salary, total annual cash, which is base salary plus annual incentives, and total direct compensation, which is the sum of total annual cash and the expected value of long-term incentives. It compared our positions to like positions contained in general industry compensation surveys, industry-specific compensation surveys and, for our chief executive officer and chief financial officer, those positions in our performance graph peer group. Except for the Watson Wyatt Top Management Compensation Survey, the human resources department used the same surveys to construct the 2010 competitive assessment that were used to construct the 2009 competitive assessment. For the Watson Wyatt Top Management Compensation Survey, the human resources department used the 2008/2009 publication which contained more recent data than the 2007/2008 publication that was used to construct the 2009 competitive assessment. The human resources department also aged the data from the date of the surveys by 4% annualized to estimate 2010 competitive targets. To augment the analysis, Equilar was used to provide information on what public companies disclosed for comparable positions in their SEC filings. The compensation surveys and databases used by the human resources department were:

| Survey* | Number of Companies Participating (#) | Median Number of Employees (#) | Number of Publicly-Traded Companies (#)(1) | Median Revenue (000s) ($) |
|---|---|---|---|---|
| Towers Perrin's 2008 General Industry Executive Compensation Database | 973 | 20,000 | 582 | 5,804,000 |
| Towers Perrin's 2008 Energy Industry Executive Compensation Database | 103 | 3,315 | 67 | 3,284,000 |
| Effective Compensation, Inc.'s 2008 Oil & Gas Compensation Survey | 119 | 140 | 69 | 247,000 |
| Mercer's 2008 Total Compensation Survey for the Energy Sector | 262 | Not reported | 188 | 1,057,254 |
| Watson Wyatt's 2008/2009 Top Management Compensation Survey | 2,206 | –(2) | –(2) | –(2) |

(1) For the Towers Perrin 2008 General Industry Executive Compensation Data, the number listed in the table is the number of companies reporting market capitalization. For the Towers Perrin 2008 Energy Industry Executive Compensation Database, the number listed in the table is the number of companies reporting three-year stockholder return.

(2) The 2,206 organizations participating in Watson Wyatt's 2008/2009 Top Management Compensation Survey included 297 organizations with 2,000 to 4,999 employees; 157 organizations with 5,000 to 9,999 employees; 152 organizations with 10,000 to 19,999 employees; and 173 organizations with 20,000 or more employees. Watson Wyatt did not provide a revenue breakdown or the number of publicly-traded companies participating in its survey.

* The information in the table is based solely upon information provided by the publishers of the surveys and is not deemed filed or a part of this compensation discussion and analysis for certification purposes. For a list of companies that participated in the compensation surveys and databases and companies included in the Equilar information, see Exhibit B.

Our revenues for 2008, 2009, and 2010 were approximately $5.0 billion, $4.2 billion, and $3.9 billion, respectively.

In addition to the above compensation surveys, for the chief executive officer and chief financial officer comparisons, the human resources department used information for these positions at the following companies, which comprised our performance graph peer group in July of 2009:

- Alliant Energy Corporation
- Berry Petroleum Company
- Black Hills Corporation
- Comstock Resources, Inc.
- Dycom Industries, Inc.
- EMCOR Group, Inc.
- Encore Acquisition Company
- EQT Corporation (formerly Equitable Resources, Inc.)
- Granite Construction Inc.
- Martin Marietta Materials, Inc.
- National Fuel Gas Co.
- Northwest Natural Gas Company
- NSTAR
- OGE Energy Corp.
- ONEOK, Inc.
- Quanta Services, Inc.
- Questar Corporation
- SCANA Corporation
- Southwest Gas Corporation
- St. Mary Land & Exploration Company
- Swift Energy Company
- U.S. Concrete, Inc.
- Vectren Corporation
- Vulcan Materials Company
- Whiting Petroleum Corporation

The chief executive officer played an important role in recommending 2010 compensation to the committee for the other named executive officers. The chief executive officer assessed the performance of the named executive officers and reviewed the relative value of the named executive officers' positions and their salary grade classifications. He then reviewed the competitive assessment prepared by the human resources department and worked with the human resources department to prepare 2010 compensation recommendations for the compensation committee, other than for himself. The chief executive officer attended compensation committee meetings; however, he was not present during discussions regarding his compensation.



## Decisions for 2010

The compensation committee, in conjunction with the board of directors, determined all compensation for each named executive officer for 2010 and set overall and individual compensation targets for the three components of compensation – base salary, annual incentive, and long-term incentive. The compensation committee made recommendations to the board of directors regarding compensation of all Section 16 officers, and the board of directors then approved the recommendations.

The compensation committee reviewed the competitive assessment and established 2010 salary grades at its August 2009 meeting. At the November 2009 meeting, it established individual base salaries, target annual incentive award levels, and target long-term incentive award levels for 2010. At the February and March 2010 meetings of the compensation committee and the board of directors, annual and long-term incentive awards were determined, along with the payouts based on performance from the recently completed performance period for prior annual and long-term awards. The compensation committee determined Mr. Schwartz's compensation in connection with his promotion at the March 2010 meeting. The February and March 2010 meetings occurred after the release of earnings for the prior year.

## Salary Grades for 2010

The compensation committee determines the named executive officers' base salaries and annual and long-term incentive targets by reference to salary grades. Each salary grade has a minimum, midpoint, and maximum annual salary level with the midpoint targeted at approximately the 50th percentile of the competitive assessment data for positions in the salary grade. The compensation committee may adjust the salary grades away from the 50th percentile in order to balance the external market data with internal equity. The salary grades also have annual and long-term incentive target levels, which are expressed as a percentage of the individual's actual base salary. We generally place named executive officers into a salary grade based on historical classification of their positions; however, the compensation committee, at its August meeting, reviews each classification and may place a position into a different salary grade if it determines that the targeted competitive compensation for the position changes significantly or the executive's responsibilities and/or performance warrants a different salary grade. The committee also considers, upon recommendation from the chief executive officer, a position's relative value.

Our named executive officers' salary grade classifications are listed below along with the 2010 base salary ranges associated with each classification:

| | | | 2010 Base Salary (000s) | | |
|---|---|---|---|---|---|
| Position | Grade | Name | Minimum ($) | Midpoint ($) | Maximum ($) |
| President and CEO | K | Terry D. Hildestad | 620 | 775 | 930 |
| Executive Vice President, Treasurer and CFO | J | Vernon A. Raile | 312 | 390 | 468 |
| Vice President and CFO | I | Doran N. Schwartz | 260 | 325 | 390 |
| President and CEO, MDU Construction Services Group, Inc. | J | John G. Harp | 312 | 390 | 468 |
| President and CEO, combined utility group | J | David L. Goodin | 312 | 390 | 468 |
| President and CEO, WBI Holdings, Inc. | J | Steven L. Bietz | 312 | 390 | 468 |

The executive vice president, treasurer and chief financial officer and the president and chief executive officers of MDU Construction Services Group, Inc., the combined utility group, and WBI Holdings, Inc. were assigned to salary grade "J" and were unchanged for 2010. The committee believes that from an internal equity standpoint, these positions should carry the same salary grade. When Mr. Raile, who served as our executive vice president, treasurer and chief financial officer, retired in February 2010, Mr. Schwartz was elected vice president and chief financial officer, with another officer being elected treasurer. Mr. Schwartz's position was assigned salary grade "I," rather than salary grade "J" because of the creation of a separate treasurer position. After reviewing the competitive analysis, the compensation committee made no changes in the base salary ranges associated with each named executive officer's salary grade classification. The compensation committee did not reconsider the relative value of the named executive officers' positions, except in the case of Mr. Schwartz, because of its decision to freeze base salaries and incentive target percentages.

The compensation committee determines where, within each salary grade, an individual's base salary should be. The compensation committee believes that having a range of possible salaries within each salary grade gives the committee the flexibility to assign different salaries to individual executives within a salary grade to reflect one or more of the following:

- executive's performance on financial goals and on non-financial goals, including the results of the performance assessment program
- executive's experience, tenure, and future potential
- position's relative value compared to other positions within the company
- relationship of the salary to the competitive salary market value
- internal equity with other executives and
- economic environment of the corporation or executive's business unit.

Our performance assessment program rates performance of our executive officers, except for our chief executive officer, in the following areas, which help determine actual salaries within the range of salaries associated with the executive's salary grade:

- visionary leadership
- strategic thinking
- leading with integrity
- managing customer focus
- financial responsibility
- achievement focus
- judgment
- planning and organization
- leadership
- mentoring
- relationship building
- conflict resolution
- organizational savvy
- safety
- Great Place to Work®

An executive's overall performance in our performance assessment program is rated on a scale of one to five, with five as the highest rating denoting distinguished performance. An overall performance above 3.75 is considered commendable performance.

The chief executive officer assessed each named executive officer's performance under the performance assessment program, and the compensation committee, as well as the full board of directors, assessed the chief executive officer's performance.

The board of directors rates our chief executive officer's performance in the following areas:

- leadership
- integrity and values
- strategic planning
- financial results
- communications
- succession planning
- human resources
- external relations
- board relations

Our chief executive officer's performance was rated on a scale of one to five, with five as the highest rating denoting performance well above expectations.

### Base Salaries of the Named Executive Officers for 2010

In recognition of the challenging economic environment and our efforts to control costs, the compensation committee determined at its August 2009 meeting that there would be no base salary increases for 2010, except when an officer was promoted or where the performance of an officer, whose salary was at the low end of his or her salary grade, warranted an increase. As a result, 2010 base salaries for the named executive officers were frozen at their 2009 levels, except for Mr. Schwartz and Mr. Goodin.

#### Doran N. Schwartz

Mr. Schwartz was elected vice president and chief financial officer effective February 17, 2010. Mr. Schwartz's base salary was set at $260,000, the minimum for salary grade "I," effective with his election. This represented a 29.1% increase over his 2009 salary of $201,400. The committee set his 2010 salary at this level to recognize the increased levels of responsibility he assumed in his new position.

#### David L. Goodin

Mr. Goodin has served as president and chief executive officer of Montana-Dakota Utilities Co., Great Plains Natural Gas Co., and Cascade Natural Gas Corporation since June 6, 2008, and as president and chief executive officer of Intermountain Gas Company since October 1, 2008. Upon recommendation of the chief executive officer, for 2010, his base salary was set at $322,000, representing an increase of 3.2% over his 2009 base salary of $312,100. The committee selected a 3.2% increase for Mr. Goodin to recognize the successful integration of the Cascade Natural Gas Corporation and Intermountain Gas Company acquisitions and because a 3.2% increase was consistent with salary increases across the combined utility group employees. Mr. Goodin's salary increase made his salary equal to 83% of the midpoint of the salary grade for his position.

The following table shows each named executive officer's base salary for 2009 and 2010 and the percentage change:

| Name | Base Salary for 2009 (000s) ($) | Base Salary for 2010 (000s) ($) | % Change (%) |
|---|---|---|---|
| Terry D. Hildestad | 750.0 | 750.0 | 0.0 |
| Vernon A. Raile | 450.0 | 450.0 | 0.0 |
| Doran N. Schwartz(1) | 201.4 | 260.0 | 29.1 |
| John G. Harp | 450.0 | 450.0 | 0.0 |
| Steven L. Bietz | 350.0 | 350.0 | 0.0 |
| David L. Goodin | 312.0 | 322.0 | 3.2 |

(1) Elected vice president and chief financial officer effective February 17, 2010. Salary shown is not prorated.

## 2010 Annual Incentives

#### What the Performance Measures Are and Why We Chose Them

The compensation committee develops and reviews financial and other corporate performance measures to help ensure that compensation to the executives reflects the success of their respective business unit and/or the corporation, as well as the value provided to our stockholders. For Messrs. Harp, Goodin, and Bietz, the performance measures for annual incentive awards are their respective business unit's annual return on invested capital results compared to target and their respective business unit's allocated earnings per share results compared to target.

For the named executive officers working at MDU Resources Group, Inc., who were Messrs. Hildestad and Schwartz, prior to 2010, the compensation committee used corporate-wide return on invested capital and earnings per share, both compared to a target, as performance measures. However, effective for 2010, the compensation committee discontinued this approach and based 2010 annual incentives for MDU Resources Group, Inc. executives on the weighted average of the incentive payments made to the four business unit president and chief executive officers. The sum of these individual products determined the payment percentage of the MDU Resources Group, Inc. officers. The compensation committee's rationale for this approach was to provide greater alignment between the MDU Resources Group, Inc. executives and the business unit executives' annual incentive payments and performance. The new methodology requires that all business unit executives receive a maximum annual incentive payment before the MDU Resources Group, Inc. executives receive a maximum annual incentive payment.

The compensation committee believes earnings per share and return on invested capital are very good measurements in assessing a business unit's performance from a financial standpoint. Earnings per share is a generally accepted accounting principle measurement and is a key driver of stockholder return over the long-term. Return on invested capital measures how efficiently and effectively management deploys its capital. Sustained returns on invested capital in excess of a business unit's cost of capital create value for our stockholders.

Allocated earnings per share for a business unit is calculated by dividing that business unit's earnings by the business unit's portion of the total company weighted average shares outstanding. Return on invested capital for a business unit is calculated by dividing the business unit's earnings, without regard to after tax interest expense and preferred stock dividends, by the business unit's average capitalization for the calendar year.

The compensation committee determines the weighting of the performance measures each year based upon recommendations from the chief executive officer. The compensation committee weighted the 2010 performance measures for return on invested capital compared to targeted results and allocated earnings per share compared to targeted results each at 50%. The compensation committee believes both measures are equally important in driving stockholder value in the short term and long term.

We establish our incentive plan performance targets in connection with our annual financial planning process, where we assess the economic environment, competitive outlook, industry trends, and company specific conditions to set projections of results. The compensation committee evaluates the projected results and uses this evaluation to establish the incentive plan performance targets based upon recommendation of the chief executive officer. The compensation committee also considers annual improvement in the return on invested capital measure in establishing targets to help ensure that return on invested capital will equal or exceed the weighted average cost of capital over time. The weighted average cost of capital is a composite cost of the individual sources of funds including equity and debt used to finance a company's assets. It is calculated by averaging the cost of debt plus the cost of equity by the proportion each represents in our capital structure. For 2010, the compensation committee chose to use the return on invested capital target approved by the board in the 2010 business plan. Furthermore, except for the combined utility group, the compensation committee imposed an additional requirement for the 2010 return on invested capital portion of the annual incentives. Results above the 2010 return on invested capital target would not generate additional annual incentive compensation for business unit executives, unless 2010 return on invested capital results met or exceeded a business unit's weighted average cost of capital. In that case, the business unit president and chief executive officer would earn 200% of the annual incentive target attributable to the return on invested capital portion of the annual incentive.

#### What the Named Executive Officers' Incentive Targets Are and Why We Chose Them

**Targets**

The compensation committee established the named executive officers' annual incentive targets as a percentage of each officer's actual 2010 base salary. Mr. Raile did not receive a 2010 annual incentive award due to his retirement.

Mr. Hildestad's target annual incentive was 100% of his base salary. Messrs. Harp, Goodin, and Bietz's target annual incentives were 65% of their base salaries. These incentive targets were derived in part from the competitive assessment and in part by the compensation committee's desire, based on internal equity, to have a uniform annual incentive target for the business unit president and chief executive officer positions. Mr. Schwartz's annual incentive target was increased from 45% to 50% of base salary effective with his promotion. His new salary grade "I" has a target annual incentive of 50% of base salary. The target percentage for the other named executive officers remained unchanged from 2008 and 2009 levels.

**Terry L. Hildestad and Doran N. Schwartz**
As discussed above, Messrs. Hildestad and Schwartz were awarded 2010 incentives based on the weighted average of the payments made to the four business unit president and chief executive officers, with each payment weighted by the business unit's average invested capital for 2010. The award opportunities and results for the four business units are discussed below.

As a result of the awards earned by the presidents and chief executive officers of the four business units, weighted for each business unit's average invested capital, Messrs. Hildestad and Schwartz earned 101.7% of their target awards, resulting in a payment of $762,750 for Mr. Hildestad and $127,053 for Mr. Schwartz.

**John G. Harp**
The 2010 award opportunity available to Mr. Harp ranged from no payment if the results were below the 85% level to a 200% payout if:

- the 2010 allocated earnings per share for MDU Construction Services Group, Inc. were at or above the 115% level and
- the 2010 return on invested capital was at least equal to MDU Construction Services Group, Inc.'s 2010 weighted average cost of capital.

We set Mr. Harp's 2010 earnings per share and return on invested capital target levels below his 2009 target levels and below the 2009 actual levels to reflect significant continued weakness in the overall construction market. MDU Construction Services Group, Inc.'s 2010 earnings per share and return on invested capital exceeded their respective 2010 targets, but Mr. Harp's payment with respect to the return on invested capital component was limited to the target amount of $146,250 because MDU Construction Services Group, Inc.'s return on invested capital was less than its weighted average cost of capital, resulting in an overall payment of $438,750.

**Steven L. Bietz**
The 2010 award opportunity available to Mr. Bietz ranged from no payment if the results were below the 85% level to a 200% payout if:

- the 2010 allocated earnings per share for WBI Holdings, Inc. were at or above the 115% level
- the 2010 return on invested capital was at least equal to WBI Holdings, Inc.'s 2010 weighted average cost of capital and
- the five safety goals were met.

We set Mr. Bietz's 2010 earnings per share and return on invested capital target levels above his 2009 target levels due largely to higher anticipated oil prices. The 2010 return on invested capital target was also higher than the 2009 actual results due to reduced invested capital for 2010. However, the 2010 allocated earnings per share target was lower than 2009 actual results due to higher anticipated lease operating expenses and higher depreciation, depletion, and amortization expenses. WBI Holdings, Inc.'s 2010 earnings per share and return on invested capital exceeded their respective 2010 targets. However, payment with respect to the return on invested capital component was limited to the target amount of $113,750 because WBI Holdings, Inc.'s 2010 return on invested capital was less than its weighed average cost of capital.

Mr. Bietz also had five individual goals relating to WBI Holdings, Inc.'s safety results with each goal that was not met reducing his annual incentive award by 1%. The five individual goals were:

- each established local safety committee will conduct 8 meetings per year, preferably 2 per quarter
- each established local safety committee must conduct 4 site assessments per year, preferably 1 per quarter
- report vehicle accidents and personal injuries by the end of the next business day
- achieve the targeted vehicle accident incident rate of 2.5 or less and
- achieve the targeted personal injury incident rate of 2.0 or less.

Two of the five 2010 safety goals were not met. The 2010 actual vehicle accident incident rate was 2.69 and the 2010 actual personal injury incident rate was 3.11. This reduced his annual incentive payment by $5,005 or 2.0%. As a result, Mr. Bietz received $245,245 as a 2010 incentive payment.

**David L. Goodin**
The 2010 award opportunity available to Mr. Goodin ranged from no payment if the allocated earnings per share and return on invested capital results were below the 85% level to a 200% payout if results were at or above the 115% level.

We set Mr. Goodin's 2010 targets for allocated earnings per share and return on invested capital targets higher than his 2009 targets and higher than 2009 actual results to reflect higher projected 2010 earnings. For 2010, the combined utility group's 2010 earnings per share and return on invested capital exceeded their respective 2010 targets. As a result, Mr. Goodin received $320,438 as a 2010 incentive payment.

**Knife River Corporation**

For Knife River Corporation, the 2010 award opportunity for its president and chief executive officer ranged from no payment if the results were below the 85% level to a 200% payout if:

- the 2010 allocated earnings per share for Knife River Corporation were at or above the 115% level and
- the 2010 return on invested capital was at least equal to Knife River Corporation's 2010 weighted average cost of capital.

For the president and chief executive officer of Knife River Corporation, we set the 2010 allocated earnings per share and return on invested capital target levels below the 2009 target levels and below the 2009 actual results. The 2010 target levels reflect a continued downturn in construction activity and a continued shift towards public sector projects, which generally carry lower profit margins. Knife River Corporation's 2010 results for allocated earnings per share and return on invested capital were 81.48% and 85.22% of their respective targets. These results equated to a payment of 13% of the president and chief executive officer of Knife River Corporation's 2010 incentive target.

The following table shows the changes in our performance targets and achievements for both 2009 and 2010:

| | 2009 Incentive Plan Performance Targets | | 2009 Incentive Plan Results | | 2010 Incentive Plan Performance Targets | | 2010 Incentive Plan Results | |
|---|---|---|---|---|---|---|---|---|
| Name | EPS ($) | ROIC (%) | EPS ($) | ROIC (%) | EPS ($) | ROIC (%) | EPS ($) | ROIC (%) |
| Terry D. Hildestad | 1.09 | 5.7 | 1.30 | 6.6 | See table below | | See table below | |
| Doran N. Schwartz | – | – | – | – | See table below | | See table below | |
| John G. Harp(1) | 3.17 | 10.2 | 3.21 | 10.4 | 2.22 | 6.7 | 3.46 | 9.0 |
| Steven L. Bietz(2) | 1.69 | 5.6 | 2.22 | 7.1 | 2.02 | 8.4 | 2.08 | 8.6 |
| David L. Goodin(3) | – | – | – | – | 1.07 | 6.1 | 1.17 | 6.5 |
| Knife River Corporation President & CEO(4) | 0.52 | 4.3 | 0.68 | 5.3 | 0.54 | 4.6 | 0.44 | 3.9 |

(1) Based on allocated earnings per share and return on invested capital for MDU Construction Services Group, Inc.

(2) Based on allocated earnings per share and return on invested capital for WBI Holdings, Inc.

(3) Based on allocated earnings per share and return on invested capital for the combined utility group.

(4) Based on allocated earnings per share and return on invested capital for Knife River Corporation.

The table below lists each named executive officer's 2010 base salary, annual incentive target percentage, incentive plan performance targets, incentive plan results, and the annual incentive earned.

| | 2010 Base Salary (000s) | 2010 Annual Incentive Target | 2010 Incentive Plan Performance Targets | | 2010 Incentive Plan Results | | 2010 Annual Incentive Earned (% of Target) | | 2010 Annual Incentive Earned (000s) |
|---|---|---|---|---|---|---|---|---|---|
| Name | ($) | (%) | EPS ($) | ROIC (%) | EPS ($) | ROIC (%) | EPS ($) | ROIC (%) | ($) |
| Terry D. Hildestad | 750.0 | 100 | See table below | | See table below | | See table below | | 762.75 |
| Doran N. Schwartz(1) | 25.9 | 45 | See table below | | See table below | | See table below | | 127.05 |
| | 226.5 | 50 | | | | | | | |
| John G. Harp(2) | 450.0 | 65 | 2.22 | 6.7 | 3.46 | 9.0 | 200.0 | 100.0 | 438.75 |
| Steven L. Bietz(3) | 350.0 | 65 | 2.02 | 8.4 | 2.08 | 8.6 | 120.0 | 100.0 | 245.25 |
| David L. Goodin(4) | 322.0 | 65 | 1.07 | 6.1 | 1.17 | 6.5 | 162.3 | 143.7 | 320.44 |

(1) Reflects the impact of Mr. Schwartz's promotion.

(2) Based on allocated earnings per share and return on invested capital for MDU Construction Services Group, Inc.

(3) Based on allocated earnings per share and return on invested capital for WBI Holdings, Inc. Also in 2010, WBI Holdings, Inc. met three of five safety goals; therefore, Mr. Bietz's 2010 annual incentive earned reflects a reduction of 2% or $5,005.

(4) Based on allocated earnings per share and return on invested capital for the combined utility group.

Messrs. Hildestad's and Schwartz's 2010 annual incentives were paid at 101.7% of target based on the following:

| President and Chief Executive Officer of: | Column A 2010 Payment as a Percentage of Annual Incentive Target | Column B Percentage of Average Invested Capital | Column A x Column B |
|---|---|---|---|
| MDU Construction Services Group, Inc. | 150.0% | 5.6% | 8.4% |
| Combined Utility Group | 153.1% | 35.0% | 53.6% |
| WBI Holdings, Inc. | 107.8% | 33.8% | 36.4% |
| Knife River Corporation | 13.0% | 25.6% | 3.3% |
| Total | | | 101.7% |

**Deferral of Annual Incentive Compensation**

We provide executives the opportunity to defer receipt of earned annual incentives. If an executive chooses to defer his or her annual incentive, we will credit the deferral with interest at a rate determined by the compensation committee. For 2010, the committee chose to use the average of (i) the number that results from adding the daily Moody's U.S. Long-Term Corporate Bond Yield Average for "A" rated companies as of the last day of each month for the 12-month period ending October 31 and dividing by 12 and (ii) the number that results from adding the daily Moody's U.S. Long-Term Corporate Bond Yield Average for "BBB" rated companies as of the last day of each month for the 12-month period ending October 31 and dividing by 12. The compensation committee's reasons for using this approach recognized:

- incentive deferrals are a low-cost source of capital for the company, and
- incentive deferrals are unsecured obligations and, therefore, carry a higher risk to the executives.

## 2010 Long-Term Incentives

**Awards Granted in 2010 under the Long-Term Performance-Based Incentive Plan**

We use the Long-Term Performance-Based Incentive Plan, which is an omnibus plan and has been approved by our stockholders, for long-term incentive compensation. We discontinued the use of stock options in 2003 and now use performance shares as the only form of long-term incentive compensation.

The compensation committee used the performance graph peer group as the comparator group to determine relative stockholder return and potential payments under the Long-Term Performance-Based Incentive Plan for its 2010-2012 performance share award cycle. The companies comprising our performance graph peer group at the time of grant were the same companies listed above under the heading "Role of Management."

The performance measure is our total stockholder return over a three-year measurement period as compared to the total stockholder returns of the companies in our performance graph peer group over the same three-year period. For the awards granted in 2010, the compensation committee revised the award agreement to 1) reduce payment amounts by at least 50% if our stockholder return over the three-year measurement period is negative, and 2) increase the payment amount for relative total stockholder return results above the 50th percentile, assuming our total stockholder return is positive. This is set forth in the Long-Term Incentive Payout Percentages chart below.

The compensation committee selected the relative stockholder return performance measure because it believes executive pay under a long-term, capital accumulation program such as this should mirror our long-term performance in stockholder return as compared to other public companies in our industries. Payments are made in company stock; dividend equivalents are paid in cash.

Total stockholder return is the percentage change in the value of an investment in the common stock of a company, from the closing price on the last trading day in the calendar year preceding the beginning of the performance period, through the last trading day in the final year of the performance period. It is assumed that dividends are reinvested in additional shares of common stock at the frequency paid.

As with the annual incentive target, we determined the long-term incentive target for a given position by reference to the salary grade. We derived these incentive targets in part from the competitive assessment and in part by the compensation committee's judgment on the impact each position has on our total stockholder return. The compensation committee also believed consistency across positions in the same salary grades and keeping the chief executive officer's long-term incentive target below a level indicated by the competitive assessment were important from an internal equity standpoint. The 2010 long-term incentive targets for each named executive were unchanged from 2009 except for Mr. Schwartz, whose long-term incentive target increased from 50% of base salary to 75% of base salary upon his appointment to vice president and chief financial officer. The 75% long-term incentive target for Mr. Schwartz corresponds to the long-term incentive target for salary grade "I."

On March 5, 2010, the board of directors, upon recommendation of the compensation committee, made performance share grants to the named executive officers, except for Mr. Raile. The compensation committee determined the target number of performance shares granted to each named executive officer by multiplying the named executive officer's 2010 base salary by his or her long-term incentive target and then dividing this product by the average of the closing prices of our stock from January 4, 2010 through January 22, 2010, as shown in the following table:

| Name | 2010 Base Salary to Determine Target ($) | 2010 Long-Term Incentive Target at Time of Grant (%) | 2010 Long-Term Incentive Target at Time of Grant ($) | Average Closing Price of Our Stock From January 4 Through January 22 ($) | Resulting Number of Performance Shares Granted on March 5 (#) |
|---|---|---|---|---|---|
| Terry D. Hildestad | 750,000 | 150 | 1,125,000 | 23.58 | 47,709 |
| Vernon A. Raile | — | — | — | — | — |
| Doran N. Schwartz | 260,000(1) | 75(1) | 195,000 | 23.58 | 8,269 |
| John G. Harp | 450,000 | 90 | 405,000 | 23.58 | 17,175 |
| Steven L. Bietz | 350,000 | 90 | 315,000 | 23.58 | 13,358 |
| David L. Goodin | 322,000 | 90 | 289,800 | 23.58 | 12,290 |

(1) Base Salary and Long-Term Incentive Target percentage reflect February 17, 2010 promotion.

Assuming our three-year (2010 – 2012) total stockholder return is not negative, from 0% to 200% of the target grant will be paid out in February 2013 depending on our total stockholder return compared to the total three-year stockholder returns of companies in our performance graph peer group. The payout percentage will be a function of our rank against our performance graph peer group as follows:

## Long-Term Incentive Payout Percentages

| The Company's Percentile Rank | Payout Percentage of March 5, 2010 Grant |
|---|---|
| 90th or higher | 200% |
| 70th | 150% |
| 50th | 100% |
| 40th | 10% |
| Less than 40th | 0% |

Payouts for percentile ranks falling between the intervals will be interpolated. We also will pay dividend equivalents in cash on the number of shares actually earned for the performance period. The dividend equivalents will be paid in 2013 at the same time as the performance awards are paid.

**Awards Paid on February 11, 2010 under the Long-Term Performance-Based Incentive Plan**

**Performance Shares**

We granted performance shares to our named executive officers under the Long-Term Performance-Based Incentive Plan on February 15, 2007 for the 2007 through 2009 performance period. Our total stockholder return for the 2007 through 2009 performance period was (0.87)%, which corresponded to a percentile rank of 50% against our performance graph peer group. The percentile rank of 50% corresponded to a payout percentage of 100%, meaning 100% of the target shares originally granted plus dividend equivalents were paid to the named executive officers. The table below lists the shares granted on February 15, 2007, the shares paid on February 11, 2010, based on the payout percentage and the dividend equivalents earned.

| Name | Shares Granted on February 15, 2007 (#) | Payout Percentage (%) | Shares Paid on February 11, 2010 (#) | Dividend Equivalents ($) |
|---|---|---|---|---|
| Terry D. Hildestad | 33,091 | 100 | 33,091 | 58,985 |
| Vernon A. Raile | 12,564 | 100 | 12,564 | 22,395 |
| Doran N. Schwartz | 3,463 | 100 | 3,463 | 6,173 |
| John G. Harp | 10,181 | 100 | 10,181 | 18,148 |
| Steven L. Bietz | 10,354 | 100 | 10,354 | 18,456 |
| David L. Goodin | 4,279 | 100 | 4,279 | 7,627 |

### Accelerated Restricted Stock

We granted shares of restricted stock to some of our named executive officers in 2001, which would automatically vest on February 15, 2010. Vesting of some or all of the shares could accelerate if total stockholder return equaled or exceeded the 50th percentile of the performance graph peer group during three-year performance cycles: 2001-2003, 2004-2006 and 2007-2009. Some shares accelerated vesting with respect to the 2001-2003 and 2004-2006 performance cycles but not for the 2007-2009 performance cycle. The remaining shares vested automatically on February 15, 2010. The named executive officers' shares that vested on February 15, 2010 are: Mr. Hildestad – 3,712 shares; Mr. Raile – 1,114 shares; Mr. Bietz – 558 shares; and Mr. Goodin – 1,485 shares.

## PEER4 Analysis: Comparison of Pay for Performance Ratios

Each year we compare our named executive officers' pay for performance ratios to the pay for performance ratios of the named executive officers in the performance graph peer group. This analysis compares the relationship between our compensation levels and our average annual total stockholder return to the peer group over a five-year period. All data used in the analysis, including the valuation of long-term incentives and calculation of stockholder return, were compiled by Equilar, Inc., an independent service provider, which is based on each company's annual filings for its data collection.

This analysis consisted of dividing what we paid our named executive officers for the years 2005 through 2009 by our average annual total stockholder return for the same five-year period to yield our pay ratio. Our pay ratio was then compared to the pay ratio of the companies in the performance graph peer group, which was calculated by dividing total direct compensation for all the proxy group executives by the sum of each company's average annual total stockholder return for the same five-year period. The results are shown in the following chart:

**5 Year Total Direct Compensation to 5 Year Total Stockholder Return***

| | MDU Resources Group, Inc. ($) | Performance Graph Peer Group ($) |
|---|---|---|
| Dollars of Total Direct Compensation (1) per Point of Total Stockholder Return | 6,117,468 | 8,077,747 |

(1) Total direct compensation is the sum of annual base salaries, annual incentives, the value of long-term incentives at grant (as valued by Equilar, Inc.) and all other compensation as reported in the proxy statements. For 2006, 2007, 2008, and 2009, total direct compensation also includes the values reported in the change in pension values and nonqualified deferred compensation earnings column in the summary compensation table.

* The chart is not deemed filed or a part of this compensation discussion and analysis for certification purposes.

The results of the analysis showed that we paid our named executive officers less than what the performance graph peer group companies paid their named executive officers for comparable levels of stockholder return over the five-year period. Specifically, as indicated in the chart, the data shows that we paid our named executive officers approximately $2,000,000 less per point of stockholder return than our performance graph peer group. We have been conducting our PEER4 Analysis since 2004.

## Post-Termination Compensation and Benefits

### Pension Plans

Effective in 2006, we no longer offer defined benefit pension plans to new non-bargaining unit employees. The defined benefit plans available to employees hired before 2006 were amended to cease benefit accruals as of December 31, 2009. The frozen benefit provided through our qualified defined benefit pension plans is determined by years of service and base salary. Effective 2010, for those employees who were participants in defined benefit pension plans and for executives and other non-bargaining unit employees hired after 2006, the company offers increased company contributions to our 401(k) plan. These retirement contributions are based on the participant's age as of December 31, 2009. The retirement contribution is 11.5% for each of the named executive officers, except Mr. Schwartz who is eligible for 10.5%. To the extent the contributions into the 401(k) plan exceed the Internal Revenue Code Section 415 limit, a cash payment was made to the named executive officers. The maximum amount distributed in the form of cash was $5,475.

### Supplemental Income Security Plan

#### Benefits Offered

We offer certain key managers and executives, including all of our named executive officers, benefits under our nonqualified retirement plan, which we refer to as the Supplemental Income Security Plan or SISP. The SISP has a ten-year vesting schedule and was amended to add an additional vesting requirement for benefit level increases occurring on or after January 1, 2010. The SISP provides participants with additional retirement income and death benefits.

PROXY

We believe the SISP is critical in retaining the talent necessary to drive long-term stockholder value. In addition, we believe that the ten-year vesting provision of the SISP, augmented by an additional three years of vesting for benefit level increases occurring on or after January 1, 2010, helps promote retention of key executive officers.

**Benefit Levels**

The chief executive officer recommends benefit level increases to the compensation committee for participants except himself. The chief executive officer considers, among other things, the participant's salary in relation to the salary ranges that correspond with the SISP benefit levels, the participant's performance, the performance of the applicable business unit or the company, and the cost associated with the benefit level increase.

The chief executive officer did not recommend a 2010 SISP benefit level increase for any of the named executive officers, and the committee chose not to grant a 2010 SISP benefit level increase to the chief executive officer. The primary reasons for no benefit level increases were cost containment and the absence of salary increases. The following table reflects our named executive officers' SISP levels as of December 31, 2010:

| | December 31, 2010 Annual SISP Benefits | |
|---|---|---|
| Name | Survivor ($) | Retirements ($) |
| Terry D. Hildestad | 1,025,040 | 512,520 |
| Doran N. Schwartz | 175,200 | 87,600 |
| John G. Harp | 548,400 | 274,200 |
| Steven L. Bietz | 386,640 | 193,320 |
| David L. Goodin | 291,480 | 145,740 |

## Clawback

In November 2005, we implemented a guideline for repayment of incentives due to accounting restatements, commonly referred to as a clawback policy, whereby the compensation committee may seek repayment of annual and long-term incentives paid to executives if accounting restatements occur within three years after the payment of incentives under the annual and long-term plans. Under our clawback policy, the compensation committee may require executives to forfeit awards and may rescind vesting, or the acceleration of vesting, of an award.

## Impact of Tax and Accounting Treatment

The compensation committee may consider the impact of tax and/or accounting treatment in determining compensation. Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation paid to certain officers that we may deduct as a business expense in any tax year unless, among other things, the compensation qualifies as performance-based compensation, as that term is used in Section 162(m). Generally, long-term incentive compensation and annual incentive awards for our chief executive officer and those executive officers whose overall compensation is likely to exceed $1 million are structured to be deductible for purposes of Section 162(m) of the Internal Revenue Code, but we may pay compensation to an executive officer that is not deductible. All annual or long-term incentive compensation paid to our named executive officers for 2010 satisfied the requirements for deductibility.

Section 409A of the Internal Revenue Code imposes additional income taxes on executive officers for certain types of deferred compensation if the deferral does not comply with Section 409A. We have amended our compensation plans and arrangements affected by Section 409A with the objective of not triggering any additional income taxes under Section 409A.

Section 4999 of the Internal Revenue Code imposes an excise tax on payments to executives and others of amounts that are considered to be related to a change of control if they exceed levels specified in Section 280G of the Internal Revenue Code. The potential impact of the Section 4999 excise tax is addressed with the modified tax payment provisions in the change of control employment agreements, which are described later in the proxy statement under the heading "Potential Payments upon Termination or Change of Control." We do not consider the potential impact of Section 4999 or 280G when designing our compensation programs.

The compensation committee also considers the accounting and cash flow implications of various forms of executive compensation. In our financial statements, we record salaries and annual incentive compensation as expenses in the amount paid, or to be paid, to the named executive officers. For our equity awards, accounting rules also require that we record an expense in our financial statements. We calculate the accounting expense of equity awards to employees in accordance with Financial Accounting Standards Board generally accepted accounting principles for stock-based compensation.

## Stock Ownership Requirements

We instituted stock ownership guidelines on May 5, 1993, which we revised in November 2010 to provide that executives who participate in our Long-Term Performance-Based Incentive Plan are required, rather than expected, to own our common stock within five years equal to a multiple of their base salaries. Stock owned through our 401(k) plan and stock owned by a spouse are considered in ownership calculations. Unvested performance shares and other unvested equity awards are not considered in ownership calculations. The level of stock ownership compared to the requirements is determined based on the closing sale price of the stock on the last trading day of the year and base salary at December 31 of each year. Each February, the compensation committee receives a report on the status of stock holdings by executives. The Committee may, in its sole discretion, grant an extension of time to meet the ownership requirements or take such other action as it deems appropriate to enable the executive to achieve compliance with the policy. The table shows the named executive officers' holdings as of December 31, 2010:

| Name | Assigned Guideline Multiple of Base Salary | Actual Holdings as a Multiple of Base Salary | Number of Years at Guideline Multiple (#) |
|---|---|---|---|
| Terry D. Hildestad | 4X | 5.79 | 5.67 |
| Doran N. Schwartz | 3X | 1.15 | 0.87(1) |
| John G. Harp | 3X | 3.83 | 6.25 |
| Steven L. Bietz | 3X | 3.90 | 8.33 |
| David L. Goodin | 3X | 1.98 | 2.83(2) |

(1) Participant must meet ownership requirement by January 1, 2015.

(2) Participant must meet ownership requirement by January 1, 2014.

## Policy Regarding Hedging Stock Ownership

Our executive compensation policy prohibits Section 16 officers from hedging their ownership of company common stock. Executives may not enter into transactions that allow the executive to benefit from devaluation of our stock or otherwise own stock technically but without the full benefits and risks of such ownership.

# Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Reg. S-K, Item 402(b), with management. Based on the review and discussions referred to in the preceding sentence, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in our proxy statement on Schedule 14A.

**Thomas Everist, Chairman**
**Karen B. Fagg**
**Thomas C. Knudson**
**Patricia L. Moss**

## Summary Compensation Table for 2010

| Name and Principal Position (a) | Year (b) | Salary ($) (c) | Bonus ($) (d) | Stock Awards ($) (e)(1) | Option Awards ($) (f) | Non-Equity Incentive Plan Compensation ($) (g) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)(2) | All Other Compensation ($) (i) | Total ($) (j) |
|---|---|---|---|---|---|---|---|---|---|
| Terry D. Hildestad | 2010 | 750,000 | – | 830,137 | – | 762,750 | 480,532 | 37,499 (3) | 2,860,918 |
| President and CEO | 2009 | 750,000 | – | 1,117,861 | – | 1,500,000 | 825,319 | 9,824 | 4,203,004 |
| | 2008 | 700,000 | – | 1,200,485 | – | 310,800 | 898,941 | 9,476 | 3,119,702 |
| Vernon A. Raile(4) | 2010 | 57,945 | – | – | – | – | 86,663 | 14,465 (3) | 159,073 |
| Executive Vice President, | 2009 | 450,000 | – | 402,417 | – | 585,000 | 695,177 | 8,124 | 2,140,718 |
| Treasurer and CFO | 2008 | 400,000 | – | 411,575 | – | 115,440 | 498,210 | 7,176 | 1,432,401 |
| Doran N. Schwartz | 2010 | 252,454 | – | 143,881 | – | 127,053 | 71,302 | 33,549 (3) | 628,239 |
| Vice President and CFO | 2009 | – | – | – | – | – | – | – | – |
| | 2008 | – | – | – | – | – | – | – | – |
| John G. Harp | 2010 | 450,000 | – | 298,845 | – | 438,750 | 307,935 (7) | 48,545 (3) | 1,544,075 |
| President and CEO of | 2009 | 450,000 | – | 402,417 | – | 392,500 (5) | 761,670 (7) | 23,272 (8) | 2,029,859 |
| MDU Construction Services Group, Inc. | 2008 | 400,000 | – | 411,575 | – | 720,000 (6) | 338,774 (7) | 23,230 (8) | 1,893,579 |
| Steven L. Bietz | 2010 | 350,000 | – | 232,429 | – | 245,245 | 302,863 | 36,218 (3) | 1,166,755 |
| President and CEO of | 2009 | 350,000 | – | 312,987 | – | 450,450 | 475,985 | 8,084 | 1,597,506 |
| WBI Holdings, Inc. | 2008 | – | – | – | – | – | – | – | – |
| David L. Goodin | 2010 | 322,000 | – | 213,846 | – | 320,438 | 240,494 | 39,127 (3) | 1,135,905 |
| President and CEO of | 2009 | – | – | – | – | – | – | – | – |
| Combined Utility Group | 2008 | – | – | – | – | – | – | – | – |

(1) Amounts in this column represent the aggregate grant date fair value of the performance share awards calculated in accordance with Financial Accounting Standards Board generally accepted accounting principles for stock-based compensation. This column was prepared assuming none of the awards will be forfeited. The amounts were calculated using a Monte Carlo simulation, as described in Note 13 of our audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2010.

(2) Amounts shown represent the change in the actuarial present value for years ended December 31, 2008, 2009, and 2010 for the named executive officers' accumulated benefits under the pension plan, excess SISP, and SISP and, for Mr. Harp, the additional retirement benefit, collectively referred to as the "accumulated pension change," plus above market earnings on deferred annual incentives, if any. The amounts shown are based on accumulated pension change and above market earnings as of December 31, 2008, 2009, and 2010, as follows:

| | Accumulated Pension Change | | | Above Market Earnings | | |
|---|---|---|---|---|---|---|
| Name | 12/31/2008 ($) | 12/31/2009 ($) | 12/31/2010 ($) | 12/31/2008 ($) | 12/31/2009 ($) | 12/31/2010 ($) |
| Terry D. Hildestad | 883,351 | 806,554 | 462,186 | 15,590 | 18,765 | 18,346 |
| Vernon A. Raile | 469,755 | 661,243 | 54,221 | 28,455 | 33,934 | 32,442 |
| Doran N. Schwartz | – | – | 71,302 | – | – | – |
| John G. Harp | 331,558 | 743,334 | 294,023 | – | – | – |
| Additional Retirement (7) | 7,216 | 18,336 | 13,912 | – | – | – |
| Steven L. Bietz | – | 475,985 | 302,863 | – | – | – |
| David L. Goodin | – | – | 240,494 | – | – | – |

(3)

| | 401(k) ($)(a) | Payment to Employee ($)(b) | Life Insurance Premium ($) | Matching Charitable Contribution ($) | Office and Automobile Allowance ($) | Additional LTD Premium ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Terry D. Hildestad | 32,500 | 3,025 | 174 | 1,800 | – | – | 37,499 |
| Vernon A. Raile | 14,436 | – | 29 | – | – | – | 14,465 |
| Doran N. Schwartz | 32,500 | 575 | 174 | 300 | – | – | 33,549 |
| John G. Harp | 32,500 | 3,025 | 174 | – | 12,100 | 746 | 48,545 |
| Steven L. Bietz | 35,444 | – | 174 | 600 | – | – | 36,218 |
| David L. Goodin | 32,500 | 5,475 | 852 | 300 | – | – | 39,127 |

(a) Represents company contributions to 401(k) plan, which include matching contributions, contributions made in lieu of pension plan accruals after pension plans were frozen at December 31, 2009 and, in the case of Mr. Goodin, a profit-sharing contribution.

(b) Represents additional payment when company contributions to 401(k) plan in lieu of pension plan accruals were limited by Internal Revenue Code Section 415.

(4) Retired effective February 16, 2010.

(5) Includes one-time incentive payment of $100,000 in addition to his annual incentive compensation.

(6) Includes one-time incentive payment of $200,000 in addition to his annual incentive compensation.

(7) In addition to the change in the actuarial present value of Mr. Harp's accumulated benefit under the pension plan, excess SISP, and SISP, this amount also includes the following amounts attributable to Mr. Harp's additional retirement benefit:

| | 2008 | 2009 | 2010 |
|---|---|---|---|
| Change in present value of additional years of service for pension plan | $3,570 | $13,077 | $12,240 |
| Change in present value of additional years of service for excess SISP | 3,646 | 5,259 | 1,672 |
| Change in present value of additional years of service for SISP | – | – | – |

Mr. Harp's additional retirement benefit is described in the narrative that follows the Pension Benefits for 2010 table. The additional retirement benefit provides Mr. Harp with additional retirement benefits equal to the additional benefit he would earn under the pension plan, excess SISP, and the SISP if he had three additional years of service. The pension and excess SISP were frozen as of December 31, 2009. The amounts in the table above reflect the change in present value of this additional benefit in 2008, 2009, and 2010. The additional retirement benefit was determined by calculating the actuarial present values of the accumulated benefits under the pension plan, excess SISP, and SISP, with and without the three additional years of service, using the same assumptions used to determine the amounts disclosed in the Pension Benefits for 2010 table. Because Mr. Harp would be fully vested in his SISP benefit if he retired at age 65, the assumed retirement age of these calculations, the additional years of service provided by the additional retirement agreement would not increase that benefit. If Mr. Harp retires before becoming 100% vested in his SISP benefit, his SISP benefit would be less than the amount shown in the Pension Benefits for 2010 table, but the payments he would receive under the additional retirement benefit arrangement would increase, as would the amounts reflected in the table above and in the Summary Compensation Table.

(8) Includes company contributions to Mr. Harp's 401(k) of a company match and retirement contribution, a matching contribution to a charity, payment of a life insurance premium, an additional premium for Mr. Harp's long-term disability insurance, and Mr. Harp's office and automobile allowance.

## Grants of Plan-Based Awards in 2010

| Name (a) | Grant Date (b) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) (i) | All Other Option Awards: Number of Securities Underlying Options (#) (j) | Exercise or Base Price of Option Awards ($/Sh) (k) | Grant Date Fair Value of Stock and Option Awards ($) (l) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) (c) | Target ($) (d) | Maximum ($) (e) | Threshold (#) (f) | Target (#) (g) | Maximum (#) (h) | | | | |
| Terry D. Hildestad | 3/5/10(1) | 187,500 | 750,000 | 1,500,000 | – | – | – | – | – | – | – |
| | 3/5/10(2) | – | – | – | 4,771 | 47,709 | 95,418 | – | – | – | 830,137 |
| Vernon A. Raile | – | – | – | – | – | – | – | – | – | – | – |
| | – | – | – | – | – | – | – | – | – | – | – |
| Doran N. Schwartz | 3/5/10(3) | 31,233 | 124,930 | 249,860 | – | – | – | – | – | – | – |
| | 3/5/10(2) | – | – | – | 827 | 8,269 | 16,538 | – | – | – | 143,881 |
| John G. Harp | 3/5/10(1) | 73,125 | 292,500 | 585,000 | – | – | – | – | – | – | – |
| | 3/5/10(2) | – | – | – | 1,718 | 17,175 | 34,350 | – | – | – | 298,845 |
| Steven L. Bietz | 3/5/10(1) | 56,875 | 227,500 | 455,000 | – | – | – | – | – | – | – |
| | 3/5/10(2) | – | – | – | 1,336 | 13,358 | 26,716 | – | – | – | 232,429 |
| David L. Goodin | 3/5/10(1) | 52,325 | 209,300 | 418,600 | – | – | – | – | – | – | – |
| | 3/5/10(2) | – | – | – | 1,229 | 12,290 | 24,580 | – | – | – | 213,846 |

(1) Annual incentive for 2010 granted pursuant to the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan.

(2) Performance shares for the 2010-2012 performance period granted pursuant to the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan.

(3) Annual incentive for 2010 granted pursuant to the MDU Resources Group, Inc. Executive Incentive Compensation Plan.

# Narrative Discussion Relating to the Summary Compensation Table and Grants of Plan-Based Awards Table

## Incentive Awards

### Annual Incentive

On March 5, 2010, the compensation committee recommended the 2010 annual incentive award opportunities for our named executive officers, and the board approved these opportunities at its meeting on March 5, 2010. These award opportunities are reflected in the Grants of Plan-Based Awards table at grant on March 5, 2010 in columns (c), (d), and (e) and in the Summary Compensation Table as earned with respect to 2010 in column (g).

Executive officers may receive a payment of annual cash incentive awards based upon achievement of annual performance measures with a threshold, target, and maximum level. A target incentive award is established based on a percent of the executive's base salary. Actual payment may range from zero to 200% of the target based upon achievement of goals.

In order to be eligible to receive a payment of an annual incentive award under the Long-Term Performance-Based Incentive Plan, Messrs. Hildestad, Harp, Bietz, and Goodin must have remained employed by the company through December 31, 2010, unless the compensation committee determines otherwise. The committee has full discretion to determine the extent to which goals have been achieved, the payment level, whether any final payment will be made, and whether to adjust awards downward based upon individual performance. Unless the compensation committee determines otherwise, performance measure targets shall be adjusted to take into account unusual or nonrecurring events affecting the company, subsidiary, division, or business unit, or any of their financial statements, or changes in applicable laws, regulations or accounting principles to the extent such unusual or nonrecurring events or changes in applicable laws, regulations or accounting principles otherwise would result in dilution or enlargement of the annual incentive award intended to be provided. Such adjustments are made in a manner that will not cause the award to fail to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code.



With respect to annual incentive awards granted pursuant to the MDU Resources Group, Inc. Executive Incentive Compensation Plan, which includes Mr. Schwartz, participants who retire at age 65 during the year remain eligible to receive an award. Subject to the compensation committee's discretion, executives who terminate employment for other reasons are not eligible for an award. The compensation committee has full discretion to determine the extent to which goals have been achieved, the payment level, and whether any final payment will be made. Once performance goals are approved by the committee for executive incentive compensation plan awards, the committee generally does not modify the goals. However, if major unforeseen changes in economic and environmental conditions or other significant factors beyond the control of management substantially affected management's ability to achieve the specified performance goals, the committee, in consultation with the chief executive officer, may modify the performance goals. Such goal modifications will only be considered in years of unusually adverse or favorable external conditions.

Messrs. Harp's, Bietz's, and Goodin's performance goals for 2010 are budgeted earnings per share achieved and budgeted return on invested capital achieved, each weighted 50%. The goals are measured at the business unit level, as allocated, for Mr. Harp, Mr. Bietz, and Mr. Goodin. In addition to these performance goals, Mr. Bietz also has five individual performance goals relating to WBI Holdings, Inc.'s safety results, and each goal that is not met will reduce his annual incentive award payment by 1%.

For Messrs. Harp and Bietz, achievement of budgeted earnings per share and return on invested capital would result in payment of 100% of the target amount. Their 2010 award opportunities ranged from no payment if the allocated earnings per share and return on invested capital were below the 85% level to a 200% payout for achievement of 115% of budgeted earnings per share and a return on invested capital equal to or greater than the business unit's weighted average cost of capital would result in payment of 200% of the target amount.

The 2010 award opportunity available to Mr. Goodin ranged from no payment if the allocated earnings per share and return on invested capital results were below the 85% level to a 200% payout if results were at or above the 115% level.

Annual incentive award payments for Messrs. Hildestad and Schwartz were determined based on the annual incentive award payments made to the president and chief executive officers of the four business units – MDU Construction Services Group, Inc., combined utility group, WBI Holdings, Inc., and Knife River Corporation – and were calculated as follows: each business unit president and chief executive officer's annual incentive award payment, expressed as a percentage of his annual target award, was multiplied by that business unit's percentage share of average invested capital for 2010. These four products were added together, and the sum was multiplied by the Messrs. Hildestad's and Schwartz's 2010 target incentive. Messrs. Hildestad's and Schwartz's 2010 annual incentives were paid at 101.7% of target based on the following:

| President and Chief Executive Officer of: | Column A 2010 Payment as a Percentage of Annual Incentive Target | Column B Percentage of Average Invested Capital | Column A x Column B |
|---|---|---|---|
| MDU Construction Services Group, Inc. | 150.0% | 5.6% | 8.4% |
| Combined Utility Group | 153.1% | 35.0% | 53.6% |
| WBI Holdings, Inc. | 107.8% | 33.8% | 36.4% |
| Knife River Corporation | 13.0% | 25.6% | 3.3% |
| Total | | | 101.7% |

The award opportunities available to Messrs. Harp and Bietz were:

| 2010 return on invested capital results as a % of 2010 target | Corresponding payment of annual incentive target based on return on invested capital |
|---|---|
| Less than 85% | 0% |
| 85% | 25% |
| 90% | 50% |
| 95% | 75% |
| 100% | 100% |
| 103% | 100% |
| 106% | 100% |
| 109% | 100% |
| 112% | 100% |
| Up to weighted average cost of capital | 100% |
| Weighted average cost of capital or higher | 200% |

| 2010 earnings per share results as a % of 2010 target | Corresponding payment of annual incentive target based on earnings per share |
|---|---|
| Less than 85% | 0% |
| 85% | 25% |
| 90% | 50% |
| 95% | 75% |
| 100% | 100% |
| 103% | 120% |
| 106% | 140% |
| 109% | 160% |
| 112% | 180% |
| 115% | 200% |

PROXY

The award opportunity available to Mr. Goodin was:

| 2010 return on invested capital results as a % of 2010 target | Corresponding payment of annual incentive target based on return on invested capital | 2010 earnings per share results as a % of 2010 target | Corresponding payment of annual incentive target based on earnings per share |
|---|---|---|---|
| Less than 85% | 0% | Less than 85% | 0% |
| 85% | 25% | 85% | 25% |
| 90% | 50% | 90% | 50% |
| 95% | 75% | 95% | 75% |
| 100% | 100% | 100% | 100% |
| 103% | 120% | 103% | 120% |
| 106% | 140% | 106% | 140% |
| 109% | 160% | 109% | 160% |
| 112% | 180% | 112% | 180% |
| 115% | 200% | 115% | 200% |

For discussion of the specific incentive plan performance targets and results, please see the Compensation Discussion and Analysis.

**Long-Term Incentive**

On March 5, 2010, the compensation committee recommended long-term incentive grants to the named executive officers in the form of performance shares, and the board approved these grants at its meeting on March 5, 2010. These grants are reflected in columns (f), (g), (h), and (i) of the Grants of Plan-Based Awards table and in column (e) of the Summary Compensation Table.

If the company's 2010-2012 total shareholder return is positive, from 0% to 200% of the target grant will be paid out in February 2013, depending on our 2010-2012 total stockholder return compared to the total three-year stockholder returns of companies in our performance graph peer group. The payout percentage is determined as follows:

| The Company's Percentile Rank | Payout Percentage of March 5, 2010 Grant |
|---|---|
| 90th or higher | 200% |
| 70th | 150% |
| 50th | 100% |
| 40th | 10% |
| Less than 40th | 0% |

Payouts for percentile ranks falling between the intervals will be interpolated. We also will pay dividend equivalents in cash on the number of shares actually earned for the performance period. The dividend equivalents will be paid in 2013 at the same time as the performance awards are paid.

If the company's 2010–2012 total shareholder return is negative, the committee will reduce the shares otherwise earned by at least 50%.

**Company Contributions to 401(k) Plan and Cash Payments to Named Executive Officers**

In 2010, the company made additional contributions to the 401(k) plan and cash payments to the named executive officers to make up for pension benefits that did not accrue under the plans as a result of amendments that froze the pension plans effective December 31, 2009. The cash payments were made because the Internal Revenue Code limited the amount of additional contributions that could be made under the 401(k) plan.

**Salary and Bonus in Proportion to Total Compensation**

The following table shows the proportion of salary to total compensation. We paid no bonuses to our named executive officers in 2010.

| Name | Salary ($) | Total Compensation ($) | Salary as % of Total Compensation |
|---|---|---|---|
| Terry D. Hildestad | 750,000 | 2,860,918 | 26.2 |
| Vernon A. Raile | 57,945 | 159,073 | 36.4 |
| Doran N. Schwartz | 252,454 | 628,239 | 40.2 |
| John G. Harp | 450,000 | 1,544,075 | 29.1 |
| Steven L. Bietz | 350,000 | 1,166,755 | 30.0 |
| David L. Goodin | 322,000 | 1,135,905 | 28.3 |

PROXY

## Outstanding Equity Awards at Fiscal Year-End 2010

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name (a) | Number of Securities Underlying Unexercised Options Exercisable (#) (b) | Number of Securities Underlying Unexercised Options Unexercisable (#) (c) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d) | Option Exercise Price ($) (e) | Option Expiration Date (f) | Number of Shares or Units of Stock That Have Not Vested (#) (g) | Market Value of Shares or Units of Stock That Have Not Vested ($) (h) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)(1) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)(2) |
| Terry D. Hildestad | – | – | – | – | – | – | – | 14,162 | 287,064 |
| Vernon A. Raile | – | – | – | – | – | – | – | 2,108 | 42,729 |
| Doran N. Schwartz | – | – | – | – | – | – | – | 1,672 | 33,891 |
| John G. Harp | – | – | – | – | – | – | – | 5,032 | 101,999 |
| Steven L. Bietz | – | – | – | – | – | – | – | 3,920 | 79,458 |
| David L. Goodin | – | – | – | – | – | – | – | 3,215 | 65,168 |

(1) Below is a breakdown by year of the plan awards:

| Named Executive Officer | Award | Shares | End of Performance Period |
|---|---|---|---|
| Terry D. Hildestad | 2008 | 3,909 | 12/31/10 |
| | 2009 | 5,482 | 12/31/11 |
| | 2010 | 4,771 | 12/31/12 |
| Vernon A. Raile | 2008 | 1,340 | 12/31/10 |
| | 2009 | 768 | 12/31/11 |
| | 2010 | – | – |
| Doran N. Schwartz | 2008 | 354 | 12/31/10 |
| | 2009 | 491 | 12/31/11 |
| | 2010 | 827 | 12/31/12 |
| John G. Harp | 2008 | 1,340 | 12/31/10 |
| | 2009 | 1,974 | 12/31/11 |
| | 2010 | 1,718 | 12/31/12 |
| Steven L. Bietz | 2008 | 1,049 | 12/31/10 |
| | 2009 | 1,535 | 12/31/11 |
| | 2010 | 1,336 | 12/31/12 |
| David L. Goodin | 2008 | 618 | 12/31/10 |
| | 2009 | 1,368 | 12/31/11 |
| | 2010 | 1,229 | 12/31/12 |

Shares for the 2008 award are shown at the threshold level (10%) based on results for the 2008-2010 performance cycle below threshold. Shares for the 2009 award are shown at the threshold level (10%) based on results for the first two years of the 2009-2011 performance cycle below threshold. Shares for the 2010 award are shown at the threshold level (10%) based on results for the first year of the 2010-2012 performance cycle below threshold.

(2) Value based on the number of performance shares reflected in column (i) multiplied by $20.27, the year-end closing price for 2010.

## Option Exercises and Stock Vested during 2010

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name (a) | Number of Shares Acquired on Exercise (#) (b)(1) | Value Realized on Exercise ($) (c) | Number of Shares Acquired on Vesting (#) (d)(1,2) | Value Realized on Vesting ($) (e)(3) |
| Terry D. Hildestad | – | – | 36,803 | 793,972 |
| Vernon A. Raile | – | – | 13,678 | 295,606 |
| Doran N. Schwartz | – | – | 3,463 | 75,398 |
| John G. Harp | – | – | 10,181 | 221,666 |
| Steven L. Bietz | – | – | 10,912 | 236,480 |
| David L. Goodin | 10,000 | 74,901 | 5,764 | 122,567 |

(1) Adjusted for the 3-for-2 stock split effective July 26, 2006.

(2) Reflects performance shares for the 2007-2009 performance period that vested on February 11, 2010 and restricted stock granted in 2001 that vested automatically on February 15, 2010.

(3) Reflects the value of performance shares based on our closing stock price of $19.99 on February 11, 2010, and the dividend equivalents that were paid on the vested shares; as well as the value of restricted shares based on our closing stock price of $19.80 on February 12, 2010 as February 15, 2010 was a holiday.

## Pension Benefits for 2010

| Name (a) | Plan Name (b) | Number of Years Credited Service (#) (c) | Present Value of Accumulated Benefit ($) (d) | Payments During Last Fiscal Year ($) (e) |
|---|---|---|---|---|
| Terry D. Hildestad | MDU Pension Plan | 35 | 1,471,844 | – |
| | SISP I(1)(3) | 10 | 1,674,919 | – |
| | SISP II(2)(3) | 10 | 2,765,541 | – |
| | SISP Excess(4) | 35 | 706,848 | – |
| Vernon A. Raile | MDU Pension Plan | 30 | 1,088,131 | 74,301 |
| | SISP I(1)(3) | 10 | 891,431 | 73,000 |
| | SISP II(2)(3) | 10 | 1,898,870 | 157,016 |
| Doran N. Schwartz | MDU Pension Plan | 4 | 54,721 | – |
| | SISP II(2)(3) | 3 | 279,585 | – |
| John G. Harp | MDU Pension Plan | 5 | 202,141 | – |
| | SISP II(2)(3) | 5 | 2,045,166 | – |
| | SISP Excess(4) | 5 | 36,989 | – |
| | Harp Additional Retirement Benefit | 3 | 134,049 | – |
| Steven L. Bietz | WBI Pension Plan | 28 | 799,534 | – |
| | SISP I(1)(3) | 10 | 544,926 | – |
| | SISP II(2)(3) | 10 | 523,700 | – |
| | SISP Excess(4) | 28 | 81,672 | – |
| David L. Goodin | MDU Pension Plan | 26 | 624,022 | – |
| | SISP I(1)(3) | 10 | 142,762 | – |
| | SISP II(2)(3) | 10 | 550,778 | – |
| | SISP Excess(4) | 26 | 24,546 | – |

(1) Grandfathered under Section 409A.

(2) Not grandfathered under Section 409A.

(3) Years of credited service only affects vesting under SISP I and SISP II. The number of years of credited service in the table reflects the years of vesting service completed in SISP I and SISP II as of December 31, 2010, rather than years of service with the company, which we disclosed in prior proxy statements. Ten years of vesting service is required of the named executive officers as of December 31, 2010, to obtain the full benefit under these plans. The present value of accumulated benefits was calculated by assuming the named executive officer would have ten years of vesting service on the assumed benefit commencement date; therefore, no reduction was made to reflect actual vesting levels.

(4) The number of years of credited service under the SISP excess reflects the years of credited benefit service in the appropriate pension plan as of December 31, 2009 when the pension plans were frozen, rather than reflecting the years of participation in the SISP excess which we disclosed in prior proxy statements. This is due to the fact that the SISP excess provides a benefit in excess of benefits payable under the pension plans.

The amounts shown for the pension plan and SISP excess represent the actuarial present values of the executives' accumulated benefits accrued as of December 31, 2010, calculated using a 5.12%, 5.20%, and 5.34% discount rate for the SISP excess, MDU pension plan, and WBI pension plan, respectively, the RP-2000 Combined Healthy Mortality Table Projected to 2010 for post-retirement mortality, and no recognition of future salary increases or pre-retirement mortality. The assumed retirement ages for these benefits was age 60 for Messrs. Schwartz, Harp, Bietz, and Goodin. This is the earliest age at which the executives could begin receiving unreduced benefits. Retirement on December 31, 2010, was assumed for Mr. Hildestad, who was age 61 on that date. Mr. Raile's benefits reflect his actual retirement commencement date of February 16, 2010. The amounts shown for the SISP I and SISP II were determined using a 5.12% discount rate and assume benefits commenced at age 65. The assumptions used to calculate Mr. Harp's additional retirement benefit are described below.

### Pension Plans

Messrs. Hildestad, Raile, Schwartz, Harp, and Goodin participate in the MDU Resources Group, Inc. Pension Plan for Non-Bargaining Unit Employees, which we refer to as the MDU pension plan. Mr. Bietz participates in the Williston Basin Interstate Pipeline Company Pension Plan, which we refer to as the WBI pension plan. Pension benefits under the pension plans are based on the participant's average annual salary over the 60 consecutive month period in which the participant received the highest annual salary during the participant's final 10 years of service. For this purpose, only a participant's salary is considered; incentives and other forms of compensation are not included. Benefits are determined by multiplying (1) the participant's years of credited service by (2) the sum of (a) the average annual salary up to the social security integration level times 1.1% and (b) the average annual salary over the social security integration level times 1.45%. The maximum years of service recognized when determining benefits under the pension plans is 35. Pension plan benefits are not reduced for social security benefits.

Each of the pension plans was amended to cease benefit accruals as of December 31, 2009, meaning the normal retirement benefit will not change. The years of credited service reflect the years as of December 31, 2009 and have not changed.

To receive unreduced retirement benefits under the pension plans, participants must either remain employed until age 60 or elect to defer commencement of benefits until age 60. Mr. Hildestad was eligible for unreduced retirement benefits under the MDU pension plan on December 31, 2010. Participants whose employment terminates between the ages of 55 and 60, with 5 years of service under the pension plans are eligible for early retirement benefits. Early retirement benefits are determined by reducing the normal retirement benefit by 0.25% per month for each month before age 60 in the pension plans. If a participant's employment terminates before age 55, the same reduction applies for each month the termination occurs before age 62, with the reduction capped at 21%. Mr. Harp is currently eligible for early retirement benefits.

Benefits for single participants under the pension plans are paid as straight life annuities and benefits for married participants are paid as actuarially reduced annuities with a survivor benefit for spouses, unless participants choose otherwise. Participants hired before January 1, 2004, who terminate employment before age 55 may elect to receive their benefits in a lump sum. Messrs. Bietz and Goodin would have been eligible for a lump sum if they had retired on December 31, 2010.

The Internal Revenue Code limits the amounts that may be paid under the pension plans and the amount of compensation that may be recognized when determining benefits. In 2009 when the pension plans were frozen, the maximum annual benefit payable under the pension plans was $195,000 and the maximum amount of compensation that could be recognized when determining benefits was $245,000.

### Supplemental Income Security Plan

We also offer key managers and executives, including all of our named executive officers, benefits under our nonqualified retirement plan, which we refer to as the Supplemental Income Security Plan or SISP. Benefits under the SISP consist of:

- a supplemental retirement benefit intended to augment the retirement income provided under the pension plans – we refer to this benefit as the regular SISP benefit
- an excess retirement benefit relating to Internal Revenue Code limitations on retirement benefits provided under the pension plans – we refer to this benefit as the SISP excess benefit, and
- death benefits – we refer to these benefits as the SISP death benefit.

Effective January 1, 2010, we amended the SISP to:

- reduce by 20% the regular SISP and death benefit levels in the benefit schedule used to determine regular SISP and death benefits for new participants and participants whose benefit levels increase on or after January 1, 2010
- impose an additional vesting period applicable to any increased regular SISP benefit and SISP death benefit occurring on or after January 1, 2010
- eliminate the SISP excess benefit for new participants and current participants who were not already eligible for the SISP excess benefit, and
- freeze SISP excess benefit accruals.

SISP benefits are forfeited if the participant's employment is terminated for cause.



### Regular SISP Benefits and Death Benefits

Regular SISP benefits and death benefits are determined by reference to one of two schedules attached to the SISP - the original schedule or the amended schedule. Our compensation committee, after receiving recommendations from our chief executive officer, determines the level at which participants are placed in the schedules. A participant's placement is generally, but not always, determined by reference to the participant's annual base salary. Benefit levels in the amended schedule, which became effective on January 1, 2010, are 20% lower than the benefit levels in the original schedule. The amended schedule applies to new participants and participants who receive a benefit level increase on or after January 1, 2010.

Participants can elect to receive (1) the regular SISP benefit only, (2) the SISP death benefit only, or (3) a combination of both. Regardless of the participant's election, if the participant dies before the regular SISP benefit would commence, only the SISP death benefit is provided. If the participant elects to receive both a regular SISP benefit and a SISP death benefit, each of the benefits is reduced proportionately.

The regular SISP benefits reflected in the table above are based on the assumption that the participant elects to receive only the regular SISP benefit. The present values of the SISP death benefits that would be provided if the named executive officers had died on December 31, 2010, prior to the commencement of regular SISP benefits, are reflected in the table that appears in the section entitled "Potential Payments upon Termination or Change of Control."

Regular SISP benefits that were vested as of December 31, 2004 and were thereby grandfathered under Section 409A of the Internal Revenue Code remain subject to SISP provisions then in effect, which we refer to as SISP I benefits. Regular SISP benefits that are subject to Section 409A of the Internal Revenue Code, which we refer to as SISP II benefits, are governed by amended provisions intended to comply with Section 409A. Participants generally have more discretion with respect to the distributions of their SISP I benefits.

The time and manner in which the regular SISP benefits are paid depend on a variety of factors, including the time and form of benefit elected by the participant and whether the benefits are SISP I or SISP II benefits. Unless the participant elects otherwise, the SISP I benefits are paid over 180 months, with benefits commencing when the participant attains age 65 or, if later, when the participant retires. The SISP II benefits commence when the participant attains age 65 or, if later, when the participant retires, subject to a six-month delay if the participant is subject to the provisions of Section 409A of the Internal Revenue Code that require delayed commencement of these types of retirement benefits. The SISP II benefits are paid over 180 months or, if commencement of payments is delayed for six months, 173 months. If the commencement of benefits is delayed for six months, the first payment includes the payments that would have been paid during the six-month period plus interest equal to one-half of the annual prime interest rate on the participant's last date of employment. If the participant dies after the regular SISP benefits have begun but before receipt of all of the regular SISP benefits, the remaining payments are made to the participant's designated beneficiary.

Rather than receiving their regular SISP I benefits in equal monthly installments over 15 years commencing at age 65, participants can elect a different form and time of commencement of their SISP I benefits. Participants can elect to defer commencement of the regular SISP I benefits. If this is elected, the participant retains the right to receive a monthly SISP death benefit if death occurs prior to the commencement of the regular SISP I benefit.

Participants also can elect to receive their SISP I benefits in one of three actuarially equivalent forms – a life annuity, 100% joint and survivor annuity, or a joint and two-thirds joint and survivor annuity, provided that the cost of providing these actuarial equivalent forms of benefits does not exceed the cost of providing the normal form of benefit. Neither the election to receive an actuarial equivalent benefit nor the administrator's right to pay the regular SISP benefit in the form of an actuarially equivalent lump sum are available with respect to SISP II benefits.

To promote retention, the regular SISP benefits are subject to the following ten-year vesting schedule:

- 0% vesting for less than 3 years of participation
- 20% vesting for 3 years of participation
- 40% vesting for 4 years of participation, and
- an additional 10% vesting for each additional year of participation up to 100% vesting for 10 years of participation.

There is an additional vesting requirement on benefit level increases for the regular SISP benefit granted on or after January 1, 2010. The requirement applies only to the increased benefit level. The increased benefit vests after the later of three additional years of participation in the SISP or the end of the regular vesting schedule described above. The additional three-year vesting requirement for benefit level increases is pro-rated for participants who are officers, attain age 65, and, pursuant to the company's bylaws, are required to retire prior to the end of the additional vesting period as follows:

- 33% of the increase vests for participants required to retire at least one year but less than two years after the increase is granted, and
- 66% of the increase vests for participants required to retire at least two years but less than three years after the increase is granted.

The benefit level increases of participants who attain age 65 and are required to retire pursuant to the company's bylaws will be further reduced to the extent the participants are not fully vested in their regular SISP benefit under the 10-year vesting schedule described above. The additional vesting period associated with a benefit level increase may be waived by the compensation committee.

SISP death benefits become fully vested if the participant dies while actively employed. Otherwise, the SISP death benefits are subject to the same vesting schedules as the regular SISP benefits.

The SISP also provides that if a participant becomes totally disabled, the participant will continue to receive credit for up to two additional years under the SISP as long as the participant is totally disabled during such time. Since the named executive officers other than

Messrs. Harp and Schwartz are fully vested in their SISP benefits, this would not result in any incremental benefit for the named executive officers other than Messrs. Harp and Schwartz. The present value of these two additional years of service for Messrs. Harp and Schwartz are reflected in the table in "Potential Payments upon Termination or Change of Control" below.

### SISP Excess Benefits

SISP excess benefits are equal to the difference between (1) the monthly retirement benefits that would have been payable to the participant under the pension plans absent the limitations under the Internal Revenue Code and (2) the actual benefits payable to the participant under the pension plans. Participants are only eligible for the SISP excess benefits if (1) the participant is fully vested under the pension plan, (2) the participant's employment terminates prior to age 65, and (3) benefits under the pension plan are reduced due to limitations under the Internal Revenue Code on plan compensation. Effective January 1, 2005, participants who were not then vested in the SISP excess benefits were also required to remain actively employed by the company until age 60. In 2009, the plan was amended to limit eligibility for the SISP excess benefit to current SISP participants (1) who are already vested in the SISP excess benefit or (2) who will become vested in the SISP excess benefits if they remain employed with the company until age 60. The plan was further amended to freeze the SISP excess benefits to a maximum of the benefit level payable based on the participant's years of service and compensation level as of December 31, 2009. Messrs. Hildestad and Bietz would be entitled to the SISP excess benefit if they were to terminate employment prior to age 65. Messrs. Goodin and Harp must remain employed until age 60 to become entitled to their SISP excess benefit. Mr. Raile was not eligible for this benefit due to his retirement upon attainment of age 65. Mr. Schwartz is not eligible for this benefit.

Benefits generally commence six months after the participant's employment terminates and continue to age 65 or until the death of the participant, if prior to age 65. If a participant who dies prior to age 65 elected a joint and survivor benefit, the survivor's SISP excess benefit is paid until the date the participant would have attained age 65.

### Mr. Harp's Additional Retirement Benefit

To encourage Mr. Harp to remain with the company, on November 16, 2006, upon recommendation of our chief executive officer and the compensation committee, our board of directors approved an additional retirement benefit for Mr. Harp. The benefit provides for Mr. Harp to receive payments that represent the equivalent of an additional three years of service under the pension plan, SISP excess, and SISP II. The additional three years of service recognize Mr. Harp's previous employment with a subsidiary of the company. To calculate payments Mr. Harp could receive due to his additional retirement benefit, we applied the additional years of service to each of the retirement arrangements and assumed he remained employed until age 60, for purposes of calculating the additional benefit under the pension plan and SISP excess, and age 65, for purposes of calculating the additional benefit under the SISP II. Since the pension plan and SISP excess were frozen as of December 31, 2009, no additional accruals will be recognized. Because we calculate the amounts shown in the table based on an assumption that the named executive officers are 100% vested in their SISP benefits, the additional years of service provided by the agreement would not increase his SISP II benefit reflected in the table. Consequently, the additional retirement benefit amount shown in the table does not include any additional benefit attributable to the SISP II. If Mr. Harp were to retire before achieving 10 years of service and becoming fully vested in his SISP II benefit, the additional years of service provided by the additional retirement benefit would increase his vesting percentage under the SISP II and, therefore, would increase his benefits under the SISP II. For a description of the payments that could be provided under the additional retirement benefit if Mr. Harp's employment were to be terminated on December 31, 2010, refer to the table and related notes in "Potential Payment upon Termination or Change of Control" below.

## Nonqualified Deferred Compensation for 2010

| Name<br>(a) | Executive Contributions in Last FY ($)<br>(b) | Registrant Contributions in Last FY ($)<br>(c) | Earnings in Aggregate Last FY ($)<br>(d) | Aggregate Withdrawals/ Distributions ($)<br>(e) | Aggregate Balance at Last FYE ($)<br>(f) |
|---|---|---|---|---|---|
| Terry D. Hildestad | – | – | 59,628 | – | 895,559 |
| Vernon A. Raile | – | – | 107,777 | – | 1,618,568 |
| Doran N. Schwartz | – | – | – | – | – |
| John G. Harp | – | – | – | – | – |
| Steven L. Bietz | – | – | – | – | – |
| David L. Goodin | – | – | – | – | – |

Participants in the executive incentive compensation plans may elect to defer up to 100% of their annual incentive awards. Deferred amounts accrue interest at a rate determined annually by the compensation committee. The interest rate in effect for 2010 was 6.91% or the "Moody's Rate," which was defined by reference to the U.S. Long-Term Corporate Bond Yield Average for "A" rated companies. Effective January 1, 2010, "Moody's Rate" is the average of (i) the number that results from adding the daily Moody's U.S. Long-Term Corporate Bond Yield Average for "A" rated companies as of the last day of each month for the 12-month period ending October 31 and dividing by 12 and (ii) the number that results from adding the daily Moody's U.S. Long-Term Corporate Bond Yield Average for "BBB" rated companies as of the last day of each month for the 12-month period ending October 31 and dividing by 12. The deferred amount will be paid in accordance with the participant's election, following termination of employment or beginning in the fifth year following the year the award was granted. The amounts will be paid in accordance with the participant's election in a lump sum or in monthly installments not to exceed 120 months. In the event of a change of control, all amounts become immediately payable.

A change of control is defined as

- an acquisition during a 12-month period of 30% or more of the total voting power of our stock
- an acquisition of our stock that, together with stock already held by the acquirer, constitutes more than 50% of the total fair market value or total voting power of our stock
- replacement of a majority of the members of our board of directors during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors or
- acquisition of our assets having a gross fair market value at least equal to 40% of the total gross fair market value of all of our assets.

## Potential Payments upon Termination or Change of Control

The following tables show the payments and benefits our named executive officers would receive in connection with a variety of employment termination scenarios and upon a change of control. For the named executive officers other than Mr. Raile, the information assumes the terminations and the change of control occurred on December 31, 2010. For Mr. Raile, the information relates to his actual retirement oh February 16, 2010 and assumes that a change of control occurred on December 31, 2010. All of the payments and benefits described below would be provided by the company or its subsidiaries.

The tables exclude compensation and benefits provided under plans or arrangements that do not discriminate in favor of the named executive officers and that are generally available to all salaried employees, such as benefits under our qualified defined benefit pension plan, accrued vacation pay, continuation of health care benefits, and life insurance benefits. The tables also do not include the named executive officers' benefits under our nonqualified deferred compensation plans, which are reported in the Nonqualified Deferred Compensation for 2010 table. See the Pension Benefits for 2010 table and the Nonqualified Deferred Compensation for 2010 table, and accompanying narratives, for a description of the named executive officers' accumulated benefits under our qualified defined benefit pension plans and our nonqualified deferred compensation plans.

We provide disability benefits to some of our salaried employees equal to 60% of their base salary, subject to a cap on the amount of base salary taken into account when calculating benefits. For officers, the limit on base salary is $200,000. For other salaried employees, the limit is $100,000. For all salaried employees, disability payments continue until age 65 if disability occurs at or before age 60 and for 5 years if disability occurs between the ages of 60 and 65. Disability benefits are reduced for amounts paid as retirement benefits. The amounts in the tables reflect the present value of the disability benefits attributable to the additional $100,000 of base salary recognized for executives under our disability program, subject to the 60% limitation, after reduction for amounts that would be paid as retirement benefits. As the tables reflect, with the exception of Messrs. Schwartz, Harp, and Goodin, the reduction for amounts paid as retirement benefits would eliminate disability benefits assuming a termination of employment on December 31, 2010.

Upon a change of control, share-based awards granted under our Long-Term Performance-Based Incentive Plan vest and non-share-based awards are paid in cash. All performance share awards and the annual incentives for Messrs. Hildestad, Harp, Bietz, and Goodin, which were awarded under the Long-Term Performance-Based Incentive Plan, would vest at their target levels. For this purpose, the term "change of control" is defined as:

- the acquisition by an individual, entity, or group of 20% or more of our outstanding common stock
- a change in a majority of our board of directors since April 22, 1997 without the approval of a majority of the board members as of April 22, 1997 or whose election was approved by such board members
- consummation of a merger or similar transaction or sale of all or substantially all of our assets, unless our stockholders immediately prior to the transaction beneficially own more than 60% of the outstanding common stock and voting power of the resulting corporation in substantially the same proportions as before the merger, no person owns 20% or more of the resulting corporation's outstanding common stock or voting power except for any such ownership that existed before the merger and at least a majority of the board of the resulting corporation is comprised of our directors or
- stockholder approval of our liquidation or dissolution.

Performance shares are forfeited if termination of employment occurs during the first year of the performance period. If a termination of employment occurs for a reason other than cause, performance share awards granted prior to 2009 are prorated as follows:

- if the termination of employment occurs during the second year of the performance period, the executive receives a prorated portion of any performance shares earned based on the number of months employed during the performance period and
- if the termination of employment occurs during the third year of the performance period, the executive receives the full amount of any performance shares earned.

Beginning with performance share awards granted in 2009, these awards will be forfeited if the participant's employment terminates for any reason before the participant has reached age 55 and completed 10 years of service. Performance shares and related dividend equivalents for those participants whose employment is terminated other than for cause after the participant has reached age 55 and completed 10 years of service will be prorated as described above.

Accordingly, if a December 31, 2010 termination other than for cause without a change of control is assumed, the named executive officers' 2010-2012 performance share awards would be forfeited, any amounts earned under the 2009-2011 performance share awards for Mr. Hildestad would be reduced by one-third and such awards for Messrs. Schwartz, Harp, Bietz, and Goodin would be forfeited, and any amounts earned under the 2008-2010 performance share awards would not be reduced. The number of performance shares earned following a termination depends on actual performance through the full performance period. As actual performance for the 2008-2010 performance share awards has been determined, the amounts for these awards in the event of a termination without a change of control were based on actual performance, which resulted in vesting of 0% of the target award. For the 2009-2011 performance share awards, because we do not know what actual performance through the entire performance period will be, we have assumed target performance will be achieved and, therefore, show two-thirds of the target award. No amounts are shown for the 2010-2012 performance share awards because such awards would be forfeited. Although vesting would only occur after completion of the performance period, the amounts shown in the tables were not reduced to reflect the present value of the performance shares that could vest. Dividend equivalents attributable to earned performance shares would also be paid. Dividend equivalents accrued through December 31, 2010 are included in the amounts shown.

The value of the vesting of performance shares shown in the tables was determined by multiplying the number of performance shares that would vest due to termination or a change of control by the closing price of our stock on December 31, 2010.

Except for Mr. Hildestad, we also have change of control employment agreements with our named executive officers and other executives, which provide certain protections to the executives in the event there is a change of control of the company. Mr. Hildestad requested that his change of control employment agreement be terminated in June 2010. The compensation committee notified other executives with change of control employment agreements that their agreements would not be extended beyond their current expiration dates.

For these purposes, we define "change of control" as:

- the acquisition by an individual, entity, or group of 20% or more of our outstanding common stock
- a change in a majority of our board of directors since the date of the agreement without the approval of a majority of the board members as of the date of the agreement or whose election was approved by such board members
- consummation of a merger of similar transaction or sale of all or substantially all of our assets, unless our stockholders immediately prior to the transaction beneficially own more than 60% of the outstanding common stock and voting power of the resulting corporation in substantially the same proportions as before the merger, no person owns 20% or more of the resulting corporation's outstanding common stock or voting power except for any such ownership that existed before the merger and at least a majority of the board of the resulting corporation is comprised of our directors or
- stockholder approval of our liquidation or dissolution.

If a change of control occurs, the agreements provide for a three-year employment period from the date of the change of control, during which the named executive officer is entitled to receive:

- a base salary of not less than twelve times the highest monthly salary paid within the preceding twelve months
- annual incentive opportunity of not less than the highest annual incentive paid in any of the three years before the change of control
- participation in our incentive, savings, retirement, and welfare benefit plans
- reasonable vehicle allowance, home office allowance, and subsidized annual physical examinations and
- office and support staff, vacation, and expense reimbursement consistent with such benefits as they were provided before the change of control.

Assuming a change of control occurred on December 31, 2010, the guaranteed minimum level of base salary provided over the three-year employment period would not result in an increase in any of the named executive officers' base salaries. The minimum annual incentive opportunities Messrs. Schwartz, Harp, Bietz, and Goodin would be eligible to earn over the three-year employment period would be $780,000, $1,350,000, $1,050,000, and $966,000, respectively. The agreements also provide that severance payments and benefits will be provided:

- if we terminate the named executive officer's employment during the employment period, other than for cause or disability, or
- the named executive officer resigns for good reason.

"Cause" means the named executive officer's willful and continued failure to substantially perform his duties or willfully engaging in illegal conduct or gross misconduct materially injurious to the company. "Good reason" includes:

- a material diminution of the named executive officer's authority, duties, or responsibilities
- a material change in the named executive officer's work location and
- our material breach of the agreement.

In such event, the named executive officer would receive:

- accrued but unpaid base salary and accrued but unused vacation
- a lump sum payment equal to three times his (a) annual salary using the higher of the then current annual salary or twelve times the highest monthly salary paid within the twelve months before the change of control and (b) annual incentive using the highest annual incentive paid in any of the three years before the change of control or, if higher, the annual incentive for the most recently completed fiscal year
- a pro-rated annual incentive for the year of termination
- an amount equal to the actuarial equivalent of the additional benefit the named executive officer would receive under the SISP and any other supplemental or excess retirement plan if employment continued for an additional three years
- outplacement benefits and
- a payment equal to any federal excise tax on excess parachute payments if the total parachute payments exceed 110% of the safe harbor amount for that tax. If this 110% threshold is not exceeded, the named executive officer's payments and benefits would be reduced to avoid the tax. The named executive officers are not reimbursed for any taxes imposed on this tax reimbursement payment.

This description of severance payments and benefits reflects the terms of the agreements as in effect on December 31, 2010.

The compensation committee may also consider providing severance benefits on a case-by-case basis for employment terminations not related to a change of control. The compensation committee adopted a checklist of factors in February 2005 to consider when determining whether any such severance benefits should be paid. The tables do not reflect any such severance benefits, as these benefits are made in the discretion of the committee on a case-by-case basis and it is not possible to estimate the severance benefits, if any, that would be paid.

## Terry D. Hildestad

| Executive Benefits and Payments Upon Termination or Change of Control | Voluntary Termination ($) | Not for Cause Termination ($) | For Cause Termination ($) | Death ($) | Disability ($) | Not for Cause or Good Reason Termination Following Change of Control ($) | Change of Control (Without Termination) ($) |
|---|---|---|---|---|---|---|---|
| **Compensation:** | | | | | | | |
| Short-term Incentive(1) | | | | | | 750,000 | 750,000 |
| 2008-2010 Performance Shares | | | | | | 864,986 | 864,986 |
| 2009-2011 Performance Shares | 786,809 | 786,809 | | 786,809 | 786,809 | 1,180,224 | 1,180,224 |
| 2010-2012 Performance Shares | | | | | | 997,357 | 997,357 |
| **Benefits and Perquisites:** | | | | | | | |
| Regular SISP(2) | 4,440,460 | 4,440,460 | | | 4,440,460 | 4,440,460 | |
| Excess SISP(3) | 706,848 | 706,848 | | | 706,848 | 706,848 | |
| SISP Death Benefits(4) | | | | 10,762,627 | | | |
| **Total** | **5,934,117** | **5,934,117** | | **11,549,436** | **5,934,117** | **8,939,875** | **3,792,567** |

(1) Represents the target 2010 annual incentive, which would be deemed earned upon change of control under the Long-Term Performance-Based Incentive Plan.

(2) Represents the present value of Mr. Hildestad's vested regular SISP benefit as of December 31, 2010, which was $42,710 per month for 15 years, commencing at age 65. Present value was determined using a 5.12% discount rate. The terms of the regular SISP benefit are described following the Pension Benefits for 2010 table.

(3) Represents the present value of all excess SISP benefits Mr. Hildestad would be entitled to upon termination of employment under the SISP. Present value was determined using a 5.12% discount rate. The terms of the excess SISP benefit are described following the Pension Benefits for 2010 table.

(4) Represents the present value of 180 monthly payments of $85,420 per month, which would be paid as a SISP death benefit under the SISP. Present value was determined using a 5.12% discount rate. The terms of the SISP death benefit are described following the Pension Benefits for 2010 table.

### Vernon A. Raile

| Executive Benefits and Payments Upon Termination or Change of Control(1) | Voluntary Termination ($) | Not for Cause Termination ($) | For Cause Termination ($) | Death ($) | Disability ($) | Not for Cause or Good Reason Termination Following Change of Control ($) | Change of Control (Without Termination) ($) |
|---|---|---|---|---|---|---|---|
| **Compensation:** | | | | | | | |
| Base Salary | | | | | | | |
| Short-term Incentive | | | | | | | |
| 2008-2010 Performance Shares | | | | | | | 296,553 |
| 2009-2011 Performance Shares | 165,224 | | | | | | 165,224 |
| 2010-2012 Performance Shares | | | | | | | |
| **Total** | **165,224** | | | | | | **461,777** |

(1) Mr. Raile retired on February 16, 2010. The information in this table relates to his actual retirement on February 16, 2010 and assumes that a change of control occurred on December 31, 2010. His termination qualified as normal retirement under our qualified pension plan and our SISP. The amount shown for the 2009-2011 Performance Shares is the target award, prorated based on the number of months Mr. Raile worked during the performance period. Mr. Raile also had an accumulated benefit under our nonqualified deferred compensation plan. These plans and Mr. Raile's benefits under them are described in the Pension Benefits for 2010 table and the Nonqualified Deferred Compensation for 2010 table and accompanying narratives.

## Doran N. Schwartz

| Executive Benefits and Payments Upon Termination or Change of Control | Voluntary Termination ($) | Not for Cause Termination ($) | For Cause Termination ($) | Death ($) | Disability ($) | Not for Cause or Good Reason Termination Following Change of Control ($) | Change of Control (Without Termination) ($) |
|---|---|---|---|---|---|---|---|
| **Compensation:** | | | | | | | |
| Base Salary | | | | | | 780,000 | |
| Short-term Incentive(1) | | | | | | 725,040 | |
| 2008-2010 Performance Shares | | | | | | 78,243 | 78,243 |
| 2009-2011 Performance Shares | | | | | | 105,635 | 105,635 |
| 2010-2012 Performance Shares | | | | | | 172,863 | 172,863 |
| **Benefits and Perquisites:** | | | | | | | |
| Regular SISP | | | | | 110,271(2) | 137,839(3) | |
| SISP Death Benefits(4) | | | | 1,839,550 | | | |
| Disability Benefits(5) | | | | | 781,632 | | |
| Outplacement Services | | | | | | 50,000 | |
| 280G Tax(6) | | | | | | 362,763 | |
| **Total** | | | | **1,839,550** | **891,903** | **2,412,383** | **356,741** |

(1) Includes the prorated annual incentive for the year of termination, which is the full annual incentive since we assume termination occurred on December 31, 2010, and the additional severance payment of three times the annual incentive. For each of these, we used the higher of (1) the annual incentive earned in 2010 or (2) the highest annual incentive paid in 2008, 2009, and 2010.

(2) Represents the present value of the additional SISP retirement benefit due to an additional two years vesting under our SISP. The terms of the regular SISP benefit are described following the Pension Benefits for 2010 table. Present value was determined using a 5.12% discount rate.

(3) Represents the payment that would be made under Mr. Schwartz's change of control agreement based on the increase in actuarial present value of his regular SISP benefit that would result if he continued employment for an additional three years.

(4) Represents the present value of 180 monthly payments of $14,600 per month, which would be paid as a SISP death benefit under the SISP. Present value was determined using a 5.12% discount rate. The terms of the SISP death benefit are described following the Pension Benefits for 2010 table.

(5) Represents the present value of the disability benefit after reduction for amounts that would be paid as retirement benefits. Present value was determined using a 5.20% discount rate.

(6) Determined applying the Internal Revenue Code Section 4999 excise tax of 20% only if 110% threshold is exceeded.

### John G. Harp

| Executive Benefits and Payments Upon Termination or Change of Control | Voluntary Termination ($) | Not for Cause Termination ($) | For Cause Termination ($) | Death ($) | Disability ($) | Not for Cause or Good Reason Termination Following Change of Control ($) | Change of Control (Without Termination) ($) |
|---|---|---|---|---|---|---|---|
| **Compensation:** | | | | | | | |
| Base Salary | | | | | | 1,350,000 | |
| Short-term Incentive | | | | | | 2,880,000(1) | 292,500(2) |
| 2008-2010 Performance Shares | | | | | | 296,553 | 296,553 |
| 2009-2011 Performance Shares | | | | | | 424,867 | 424,867 |
| 2010-2012 Performance Shares | | | | | | 359,043 | 359,043 |
| **Benefits and Perquisites:** | | | | | | | |
| Incremental Pension(3) | 119,420 | 119,420 | | | 119,420 | 119,420 | |
| Regular SISP | 1,636,132(4) | 1,636,132(4) | | | 2,045,166(5) | 2,045,166(6) | |
| SISP Death Benefits(7) | | | | 5,758,043 | | | |
| Disability Benefits(8) | | | | | 202,911 | | |
| Outplacement Services | | | | | | 50,000 | |
| 280G Tax(9) | | | | | | 968,473 | |
| **Total** | **1,755,552** | **1,755,552** | | **5,758,043** | **2,367,497** | **8,493,522** | **1,372,963** |

(1) Includes the prorated annual incentive for the year of termination, which is the full annual incentive since we assume termination occurred on December 31, 2010, and the additional severance payment of three times the annual incentive. For each of these, we used the higher of (1) the annual incentive earned in 2010 or (2) the highest annual incentive paid in 2008, 2009, and 2010.

(2) Represents the target 2010 annual incentive, which would be deemed earned upon change of control under the Long-Term Performance-Based Incentive Plan.

(3) Represents the equivalent of three additional years of service that would be provided under the Harp additional retirement benefit described following the Pension Benefits for 2010 table. Present value was determined using a 5.20% discount rate.

(4) Represents the present value of Mr. Harp's vested regular SISP benefit as of December 31, 2010, which was $18,280 per month for 15 years, commencing at age 65. Present value was determined using a 5.12% discount rate. The terms of the regular SISP benefit are described following the Pension Benefits for 2010 table. Also includes the additional benefit attributable to three additional years of service that would be provided under the retirement benefit agreement described following the Pension Benefits for 2010 table.

(5) Represents the present value of Mr. Harp's vested SISP benefit described in footnote 4, adjusted to reflect the increase in the present value of his regular SISP benefit that would result from an additional two years of vesting under the SISP. Present value was determined using a 5.12% discount rate.

(6) Represents the present value of Mr. Harp's vested SISP benefit described in footnote 4, adjusted to reflect the increase in the present value of his regular SISP benefit that would result if he continued employment for an additional three years. Present value was determined using a 5.12% discount rate.

(7) Represents the present value of 180 monthly payments of $45,700 per month, which would be paid as a SISP death benefit under the SISP. Present value was determined using a 5.12% discount rate. The terms of the SISP death benefit are described following the Pension Benefits for 2010 table.

(8) Represents the present value of the disability benefit after reduction for amounts that would be paid as retirement benefits. Present value was determined using a 5.20% discount rate.

(9) Determined applying the Internal Revenue Code Section 4999 excise tax of 20% only if 110% threshold is exceeded.

## Steven L. Bietz

| Executive Benefits and Payments Upon Termination or Change of Control | Voluntary Termination ($) | Not for Cause Termination ($) | For Cause Termination ($) | Death ($) | Disability ($) | Not for Cause or Good Reason Termination Following Change of Control ($) | Change of Control (Without Termination) ($) |
|---|---|---|---|---|---|---|---|
| **Compensation:** | | | | | | | |
| Base Salary | | | | | | 1,050,000 | |
| Short-term Incentive | | | | | | 1,801,800(1) | 227,500(2) |
| 2008-2010 Performance Shares | | | | | | 232,140 | 232,140 |
| 2009-2011 Performance Shares | | | | | | 330,447 | 330,447 |
| 2010-2012 Performance Shares | | | | | | 279,249 | 279,249 |
| **Benefits and Perquisites:** | | | | | | | |
| Regular SISP(3) | 1,068,626 | 1,068,626 | | | 1,068,626 | 1,068,626 | |
| Excess SISP | 158,394(4) | 158,394(4) | | | 158,394(4) | 274,347(5) | |
| SISP Death Benefits(6) | | | | 4,059,609 | | | |
| Outplacement Services | | | | | | 50,000 | |
| 280G Tax(7) | | | | | | 646,371 | |
| **Total** | **1,227,020** | **1,227,020** | | **4,059,609** | **1,227,020** | **5,732,980** | **1,069,336** |

(1) Includes the prorated annual incentive for the year of termination, which is the full annual incentive since we assume termination occurred on December 31, 2010, and the additional severance payment of three times the annual incentive. For each of these, we used the higher of (1) the annual incentive earned in 2010 or (2) the highest annual incentive paid in 2008, 2009, and 2010.

(2) Represents the target 2010 annual incentive, which would be deemed earned upon change of control under the Long-Term Performance-Based Incentive Plan.

(3) Represents the present value of Mr. Bietz's vested regular SISP benefit as of December 31, 2010, which was $16,110 per month for 15 years, commencing at age 65. Present value was determined using a 5.12% discount rate. The terms of the regular SISP benefit are described following the Pension Benefits for 2010 table. The three additional years of vesting credit assumed for purposes of calculating the additional SISP benefit under Mr. Bietz's change of control agreement would not increase the actuarial present value of his SISP amount.

(4) Represents the present value of all excess SISP benefits Mr. Bietz would be entitled to upon termination of employment under the SISP. Present value was determined using a 5.12% discount rate. The terms of the excess SISP benefit are described following the Pension Benefits for 2010 table.

(5) Represents the present value of all excess SISP benefits Mr. Bietz would be entitled to, calculated with the assumption of three additional years of employment, as provided under Mr. Bietz's change of control agreement. Present value was determined using a 5.12% discount rate. The terms of the excess SISP benefit are described following the Pension Benefits for 2010 table.

(6) Represents the present value of 180 monthly payments of $32,220 per month, which would be paid as a SISP death benefit under the SISP. Present value was determined using a 5.12% discount rate. The terms of the SISP death benefit are described following the Pension Benefits for 2010 table.

(7) Determined applying the Internal Revenue Code Section 4999 excise tax of 20% only if 110% threshold is exceeded.

### David L. Goodin

| Executive Benefits and Payments Upon Termination or Change of Control | Voluntary Termination ($) | Not for Cause Termination ($) | For Cause Termination ($) | Death ($) | Disability ($) | Not for Cause or Good Reason Termination Following Change of Control ($) | Change of Control (Without Termination) ($) |
|---|---|---|---|---|---|---|---|
| **Compensation:** | | | | | | | |
| Base Salary | | | | | | 966,000 | |
| Short-term Incentive | | | | | | 1,281,752(1) | 209,300(2) |
| 2008-2010 Performance Shares | | | | | | 136,748 | 136,748 |
| 2009-2011 Performance Shares | | | | | | 294,582 | 294,582 |
| 2010-2012 Performance Shares | | | | | | 256,922 | 256,922 |
| **Benefits and Perquisites:** | | | | | | | |
| Regular SISP(3) | 693,540 | 693,540 | | | 693,540 | 693,540 | |
| SISP Death Benefits(4) | | | | 3,060,457 | | | |
| Disability Benefits(5) | | | | | 239,891 | | |
| Outplacement Services | | | | | | 50,000 | |
| 280G Tax(6) | | | | | | 502,299 | |
| **Total** | **693,540** | **693,540** | | **3,060,457** | **933,431** | **4,181,843** | **897,552** |

(1) Includes the prorated annual incentive for the year of termination, which is the full annual incentive since we assume termination occurred on December 31, 2010, and the additional severance payment of three times the annual incentive. For each of these, we used the higher of (1) the annual incentive earned in 2010 or (2) the highest annual incentive paid in 2008, 2009, and 2010.

(2) Represents the target 2010 annual incentive, which would be deemed earned upon change of control under the Long-Term Performance-Based Incentive Plan.

(3) Represents the present value of Mr. Goodin's vested regular SISP benefit as of December 31, 2010, which was $12,145 per month for 15 years, commencing at age 65. Present value was determined using a 5.12% discount rate. The terms of the regular SISP benefit are described following the Pension Benefits for 2010 table. The three additional years of vesting credit assumed for purposes of calculating the additional SISP benefit under Mr. Goodin's change of control agreement would not increase the actuarial present value of his SISP amount.

(4) Represents the present value of 180 monthly payments of $24,290 per month, which would be paid as a SISP death benefit under the SISP. Present value was determined using a 5.12% discount rate. The terms of the SISP death benefit are described following the Pension Benefits for 2010 table.

(5) Represents the present value of the disability benefit after reduction for amounts that would be paid as retirement benefits. Present value was determined using a 5.20% discount rate.

(6) Determined applying the Internal Revenue Code Section 4999 excise tax of 20% only if 110% threshold is exceeded.

## Director Compensation for 2010

| Name (a) | Fees Earned or Paid in Cash ($) (b) | Stock Awards ($) (c)(1) | Option Awards ($) (d) | Non-Equity Incentive Plan Compensation ($) (e) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f) | All Other Compensation ($) (g)(2) | Total ($) (h) |
|---|---|---|---|---|---|---|---|
| Thomas Everist | 60,000 | 79,064 | –(3) | – | – | 174 | 139,238 |
| Karen B. Fagg | 60,000(4) | 79,064 | – | – | – | 174 | 139,238 |
| A. Bart Holaday | 55,000(5) | 79,064 | – | – | – | 174 | 134,238 |
| Dennis W. Johnson | 65,000 | 79,064 | – | – | – | 174 | 144,238 |
| Thomas C. Knudson | 55,000 | 79,064 | – | – | – | 174 | 134,238 |
| Richard H. Lewis | 55,000 | 79,064 | – | – | – | 174 | 134,238 |
| Patricia L. Moss | 55,000(6) | 79,064 | – | – | – | 174 | 134,238 |
| Harry J. Pearce | 130,000 | 79,064 | – | – | – | 174 | 209,238 |
| Sister Thomas Welder(7) | 18,333 | – | – | – | – | 425,187(8) | 443,520 |
| John K. Wilson | 55,000(9) | 79,064 | – | – | – | 174 | 134,238 |

(1) This column reflects the grant date fair value of MDU Resources Group, Inc. common stock awarded to our non-employee directors measured in accordance with Financial Accounting Standards Board generally accepted accounting principles for stock-based compensation. The grant date fair value is based on the purchase price of MDU Resources Group, Inc. common stock on the grant date on May 17, 2010, which was $19.522.

(2) Group life insurance premium.

(3) Mr. Everist had 13,500 stock options outstanding as of December 31, 2010.

(4) Includes $11,999 that Ms. Fagg received in our common stock in lieu of cash.

(5) Includes $14,994 that Mr. Holaday received in our common stock in lieu of cash.

(6) Includes $54,990 that Ms. Moss received in our common stock in lieu of cash.

(7) Retired effective April 27, 2010.

(8) Comprised of a group life insurance premium of $58, payments of $14,302 made during 2010 from Sister Thomas Welder's deferred compensation and the value of Sister Thomas Welder's deferred compensation at December 31, 2010, which is payable over five years in monthly installments.

(9) Includes $54,990 that Mr. Wilson received in our common stock in lieu of cash.

The following table shows the cash and stock retainers payable to our non-employee directors.

| | |
|---|---|
| Base Retainer | $55,000 |
| Additional Retainers: | |
| Non-Executive Chairman | 75,000 |
| Lead Director, if any | 33,000 |
| Audit Committee Chairman | 10,000 |
| Compensation Committee Chairman | 5,000 |
| Nominating and Governance Committee Chairman | 5,000 |
| Annual Stock Grant: | 4,050 shares |

There are no meeting fees.

In addition to liability insurance, we maintain group life insurance in the amount of $100,000 on each non-employee director for the benefit of each director's beneficiaries during the time each director serves on the board. The annual cost per director is $174.

Directors may defer all or any portion of the annual cash retainer and any other cash compensation paid for service as a director pursuant to the Deferred Compensation Plan for Directors. Deferred amounts are held as phantom stock with dividend accruals and are paid out in cash over a five-year period after the director leaves the board.

Directors are reimbursed for all reasonable travel expenses including spousal expenses in connection with attendance at meetings of the board and its committees. All amounts together with any other perquisites were below the disclosure threshold for 2010.

Our post-retirement income plan for directors was terminated in May 2001 for current and future directors. The net present value of each director's benefit was calculated and converted into phantom stock. Payment is deferred pursuant to the Deferred Compensation Plan for Directors and will be made in cash over a five-year period after the director's retirement from the board.

The board revised our stock ownership policy for directors in November 2010. Each director is required, rather than expected, to own our common stock equal in value to five times the director's base retainer. Shares acquired through purchases on the open market and participation in our director stock plans will be considered in ownership calculations as will ownership of our common stock by a spouse. A director is allowed five years commencing January 1 of the year following the year of that director's initial election to the board to meet the requirements. The level of common stock ownership is monitored with an annual report made to the compensation committee of the board. For stock ownership, please see "Security Ownership."

In our Director Compensation Policy, we prohibit our directors from hedging their ownership of company common stock. Directors may not enter into transactions that allow the director to benefit from devaluation of our stock or otherwise own stock technically but without the full benefits and risks of such ownership.

## Narrative Disclosure of our Compensation Policies and Practices as They Relate to Risk Management

Senior management has conducted an assessment of the risks arising from our compensation policies and practices for all employees and concluded that none of these risks is reasonably likely to have a material adverse effect on the company. After review and discussion with senior management, the compensation committee concurred with this assessment.

As part of its assessment of the risks arising from our compensation policies and practices for all employees, senior management identified the principal areas of risk faced by the company that may be affected by our compensation policies and practices for all employees, including any risks resulting from our operating businesses' compensation policies and practices. In assessing the risks arising from our compensation policies and practices, senior management identified the following practices as factors that serve to mitigate any risks arising from our compensation plans and programs:

Business management and governance practices

- hedging on oil and gas production to reduce commodity price volatility
- board of director oversight on capital expenditure and operating plans that promotes careful consideration of financial assumptions
- limitation on business acquisitions without board of director approval
- employee integrity training programs and anonymous reporting systems
- quarterly risk assessment reports at audit committee meetings and
- prohibition on hedging of company stock by Section 16 officers and directors.

Compensation practices

- active compensation committee review of executive compensation, including comparison of executive compensation to total shareholder return ratio to the ratio for the performance graph peer group (PEER4 Analysis)
- the initial determination of a position's salary grade to be at or near the 50th percentile of base salaries paid to similar positions at peer group companies and/or relevant industry companies
- consideration of peer group and/or relevant industry practices to establish appropriate compensation target amounts
- a balanced compensation mix of fixed salary and annual or long-term incentives tied to our financial performance
- use of interpolation for annual and long-term incentive awards to avoid payout cliffs
- negative discretion to adjust any annual or long-term incentive award downward
- use of caps on annual incentive awards and stock granted under long-term incentive awards (200% of target)
- discretionary clawbacks on incentive payments in the event of a financial restatement
- use of performance shares, rather than stock options or stock appreciation rights, as equity component of incentive compensation
- use of performance shares with a relative, rather than an absolute, total stockholder return performance goal and mandatory reduction in award if total stockholder return is negative
- use of three-year performance periods to discourage short-term risk-taking

- substantive incentive goals measured by return on invested capital and earnings per share criteria, which encourage balanced performance and are important to stockholders
- use of financial performance metrics that are readily monitored and reviewed
- regular review of the appropriateness of the companies in the performance graph peer group
- stock ownership requirements for executives participating in the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan and for the board of directors
- mandatory holding periods for 50% of any net after-tax shares earned under long-term incentive awards granted in 2011 and thereafter and
- use of independent consultants in establishing pay targets at least biennially.

## INFORMATION CONCERNING EXECUTIVE OFFICERS

At the first annual meeting of the board after the annual meeting of stockholders, our board of directors elects our executive officers, who serve until their successors are chosen and qualify. A majority of our board of directors may remove any executive officer at any time. Information concerning our executive officers, including their ages, present corporate positions, and business experience, is as follows:

| Name | Age | Present Corporate Position and Business Experience |
|---|---|---|
| Terry D. Hildestad | 61 | President and Chief Executive Officer. For information about Mr. Hildestad, see "Election of Directors." |
| Steven L. Bietz | 52 | Mr. Bietz was elected president and chief executive officer of WBI Holdings, Inc. effective March 4, 2006; president effective January 2, 2006; executive vice president and chief operating officer effective September 1, 2002; vice president-administration and chief accounting officer effective November 3, 1999; vice president-administration effective February 1997; and controller effective January 1994. |
| William R. Connors | 49 | Mr. Connors was elected vice president–renewable resources of MDU Resources Group, Inc., effective September 1, 2008. Prior to that, he was vice president-business development of Cascade Natural Gas Corporation effective November 2007; vice president-origination, contracts & regulatory of Centennial Energy Resources, LLC, effective January 2007; vice president-origination, contracts & regulatory of Centennial Power, Inc., effective July 2005; and, was first employed as vice president-contracts & regulatory of Centennial Power, Inc., effective July 2004. Prior to that Mr. Connors was of counsel to Miller Nash, LLP, a law firm in Seattle, Washington. |
| Mark A. Del Vecchio | 51 | Mr. Del Vecchio was elected vice president–human resources on October 1, 2007. From November 3, 2003 to October 1, 2007, Mr. Del Vecchio was director of executive programs and compensation. From April 1996 to October 31, 2003, Mr. Del Vecchio was vice president and member of The Carter Group, LLC, an executive search and management consulting company. |
| David L. Goodin | 49 | Mr. Goodin was elected president and chief executive officer of Montana-Dakota Utilities Co., Great Plains Natural Gas Co., and Cascade Natural Gas Corporation effective June 6, 2008, and president and chief executive officer of Intermountain Gas Company effective October 1, 2008. Prior to that, he was president of Montana-Dakota Utilities Co. and Great Plains Natural Gas Co. effective March 1, 2008; president of Cascade Natural Gas Corporation effective July 2, 2007; executive vice president-operations and acquisitions of Montana-Dakota Utilities Co. effective January 2007; vice president-operations effective January 2000; electric systems manager effective April 1999; electric systems supervisor effective August 1993; division electric superintendent effective February 1989; and division electrical engineer effective May 1983. |
| John G. Harp | 58 | Mr. Harp was elected president and chief executive officer of Utility Services Inc., which is now MDU Construction Services Group, Inc., effective September 29, 2004. From May 2004 to September 29, 2004, Mr. Harp was vice president of Ledcor Technical Services Inc., a provider of fiber optic cable maintenance services. From April 2001 to May 2004, he was president of JODE CORP., a broadband maintenance company. Mr. Harp sold JODE CORP. to Ledcor Construction in May 2004. Prior to that, he was president of Harp Line Constructors Co. and Harp Engineering, Inc. from July 1998, when they were bought by Utility Services Inc., to April 2001. |
| Nicole A. Kivisto | 37 | Ms. Kivisto was elected vice president, controller and chief accounting officer effective February 17, 2010. Prior to that she was controller effective December 1, 2005; a financial analyst IV in the Corporate Planning Department effective May 2003; a financial and investor relations analyst in the Investor Relations Department effective May 2000; and a financial analyst in the Corporate Accounting Department effective July 1995. |
| Douglass A. Mahowald | 61 | Mr. Mahowald was elected treasurer and assistant secretary effective February 17, 2010. Prior to that he was the assistant treasurer and assistant secretary effective August 1992; treasury services manager effective November 1982; and budget statistician effective February 1982. |
| Cynthia J. Norland | 56 | Ms. Norland was elected vice president–administration effective July 16, 2007. Prior to that she was the assistant vice president–administration effective January 17, 2007; associate general counsel in the Legal Department effective March 6, 2004; and senior attorney in the Legal Department effective June 1, 1995. |
| Paul K. Sandness | 56 | Mr. Sandness was elected general counsel and secretary of the company, its divisions and major subsidiaries effective April 6, 2004. He also was elected a director of the company's principal subsidiaries and was appointed to the Managing Committees of Montana-Dakota Utilities Co. and Great Plains Natural Gas Co. Prior to that he served as a senior attorney effective 1987 and as an assistant secretary of several subsidiary companies. |
| William E. Schneider | 62 | Mr. Schneider was elected president and chief executive officer of Knife River Corporation effective May 1, 2005; and senior vice president-construction materials effective from September 15, 1999 to April 30, 2005. |

| | | |
|---|---|---|
| Doran N. Schwartz | 41 | Mr. Schwartz was elected vice president and chief financial officer effective February 17, 2010. Prior to that, he was vice president and chief accounting officer effective March 1, 2006; and assistant vice president-special projects effective September 6, 2005. He was director of membership rewards for American Express, a financial services company, from November 2004 to August 1, 2005; audit manager for Deloitte & Touche, an audit and professional services company, from June 2002 to November 2004; and audit manager/senior for Arthur Andersen, an audit and professional services company, from December 1997 to June 2002. |
| John P. Stumpf | 51 | Mr. Stumpf was elected vice president–strategic planning effective December 1, 2006. Mr. Stumpf was vice president–corporate development for Knife River Corporation from July 1, 2002 to November 30, 2006, and director of corporate development of Knife River Corporation from January 14, 2002 to June 30, 2002. Prior to that, he was special projects manager for Knife River Corporation from May 1, 2000 to January 13, 2002. |

## SECURITY OWNERSHIP

The table below sets forth the number of shares of our capital stock that each director and each nominee for director, each named executive officer, and all directors and executive officers as a group owned beneficially as of December 31, 2010.

| | | Common Shares Beneficially Owned Include: | | | |
|---|---|---|---|---|---|
| Name | Common Shares Beneficially Owned(1) | Shares Individuals Have Rights to Acquire Within 60 Days(2) | Shares Held By Family Members(3) | Percent of Class | Deferred Director Fees Held as Phantom Stock(4) |
| Steven L. Bietz | 67,347(5) | | | * | |
| Thomas Everist | 1,874,673(6) | 13,500 | | 1.0 | 27,502 |
| Karen B. Fagg | 24,736 | | | * | |
| David L. Goodin | 31,531(5) | | 8,603 | * | |
| John G. Harp | 85,025(5) | | | * | |
| Terry D. Hildestad | 214,073 | | | * | |
| A. Bart Holaday | 28,831 | | | * | |
| Dennis W. Johnson | 73,574(7) | | 4,560 | * | |
| Thomas C. Knudson | 13,550 | | | * | |
| Richard H. Lewis | 20,250 | | | * | 13,273 |
| Patricia L. Moss | 49,007 | | | * | |
| Harry J. Pearce | 207,100 | | | * | 45,218 |
| Vernon A. Raile | 89,582(5) | | 2,000 | * | |
| Doran N. Schwartz | 14,736(5) | | | * | |
| John K. Wilson | 74,309 | | | * | |
| All directors and executive officers as a group (23 in number) | 3,127,161 | 13,950 | 19,932 | 1.7 | 85,993 |

* Less than one percent of the class.

(1) "Beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or investment power with respect to a security.

(2) Indicates shares of our stock that executive officers and directors have the right to acquire within 60 days pursuant to stock options. These shares are included in the "Common Shares Beneficially Owned" column.

(3) These shares are included in the "Common Shares Beneficially Owned" column.

(4) These shares are not included in the "Common Shares Beneficially Owned" column. Directors may defer all or a portion of their cash compensation pursuant to the Deferred Compensation Plan for Directors. Deferred amounts are held as phantom stock with dividend accruals and are paid out in cash over a five-year period after the director leaves the board.

(5) Includes full shares allocated to the officer's account in our 401(k) retirement plan.

(6) Includes 1,820,000 shares of common stock acquired through the sale of Connolly-Pacific to us.

(7) Mr. Johnson disclaims all beneficial ownership of the 4,560 shares owned by his wife.

The table below sets forth information with respect to any person we know to be the beneficial owner of more than five percent of any class of our voting securities.

| Title of Class | Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|---|
| Common Stock | New York Life Trust Company<br>51 Madison Avenue<br>New York, NY 10010 | 10,092,631(1) | 5.36% |
| Common Stock | BlackRock, Inc.<br>40 East 52nd Street<br>New York, NY 10022 | 10,729,371(2) | 5.70% |

(1) In a Schedule 13G/A, Amendment No. 11, filed on February 11, 2011, New York Life Trust Company indicates that it holds these shares as directed trustee of our 401(k) plan and has sole voting and dispositive power with respect to all shares.

(2) In a Schedule 13G/A, Amendment No. 1, filed on February 2, 2011, BlackRock, Inc. reports sole voting and dispositive power with respect to all shares as the parent holding company or control person of BlackRock Japan Co. Ltd., BlackRock Advisors (UK) Limited, BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock (Netherlands) B.V., BlackRock Fund Managers Limited, BlackRock Asset Management Ireland Limited, BlackRock International Limited, and BlackRock Investment Management (UK) Limited.

## RELATED PERSON TRANSACTION DISCLOSURE

The board of directors has adopted a policy for the review of related person transactions. This policy is contained in our corporate governance guidelines, which are posted on our website at www.mdu.com.

The audit committee reviews related person transactions in which we are or will be a participant to determine if they are in the best interests of our stockholders and the company. Financial transactions, arrangements, relationships, or any series of similar transactions, arrangements, or relationships in which a related person had or will have a material interest and that exceed $120,000 are subject to the committee's review.

Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock, and their immediate family members. Immediate family members are spouses, parents, stepparents, mothers-in-law, fathers-in-law, siblings, brothers-in-law, sisters-in-law, children, stepchildren, daughters-in-law, sons-in-law, and any person, other than a tenant or domestic employee, who shares the household of a director, director nominee, executive officer, or holder of 5% or more of our voting stock.

After its review, the committee makes a determination or a recommendation to the board and officers of the company with respect to the related person transaction. Upon receipt of the committee's recommendation, the board of directors or officers, as the case may be, take such action as they deem appropriate in light of their responsibilities under applicable laws and regulations.

The audit committee and the board of directors reviewed two leases between an indirect subsidiary of the company and a Nevada limited liability company, MOJO Montana, LLC (MOJO). John G. Harp, who is President and Chief Executive Officer of MDU Construction Services Group, Inc., and his brother, Michael D. Harp, are managing members of MOJO. The properties described in these two leases are located in Kalispell and Billings, Montana, and have been leased since 1998. In May 2010, the audit committee determined that renewing these leases was in the company's best interests after it reviewed 2010 third party appraisals for the properties and considered the consumer price index and our operating companies' knowledge of local property markets. The audit committee recommended and the board approved three-year leases for these properties that provide for our indirect subsidiary to pay a combined monthly rent of $9,508 to MOJO.

## CORPORATE GOVERNANCE

### Director Independence

The board of directors has adopted guidelines on director independence that are included in our corporate governance guidelines, which are available for review on our corporate website at http://www.mdu.com/Documents/Governance/2010_11_CorpGov.pdf. The board of directors has determined that Thomas Everist, Karen B. Fagg, A. Bart Holaday, Dennis W. Johnson, Thomas C. Knudson, Richard H. Lewis, Patricia L. Moss, Harry J. Pearce, and John K. Wilson:

- have no material relationship with us and
- are independent in accordance with our director independence guidelines and the New York Stock Exchange listing standards.

The board of directors determined that prior to her retirement on April 27, 2010, Sister Thomas Welder had no material relationship with us and was independent in accordance with our director independence guidelines and the New York Stock Exchange listing standards.

In determining director independence for 2010, the board of directors considered the following transactions or relationships:

- Mr. Everist's ownership of approximately 1.85 million shares of our common stock
- charitable contributions to St. Vincent Healthcare in the amount of $50,000 – Ms. Fagg was a director on the Foundation for St. Vincent Healthcare; charitable contributions in the amount of $13,825 to the Montana State University – Ms. Fagg serves as a member of the Montana State University's Engineering Advisory Council
- charitable contributions in the amount of $16,150 to the University of North Dakota Foundation – Mr. Holaday serves as the Chairman of the Board and as a Trustee for the University of North Dakota Center for Innovation Foundation and also serves as a director for the University of North Dakota Foundation; charitable contributions in the amount of $1,250 to Jamestown College – Mr. Holaday serves as a director for Jamestown College
- charitable contributions to the City of Dickinson in the amount of $20,000 – Mr. Johnson is president of the City of Dickinson board of commissioners
- charitable contributions to Colorado UpLift in the amount of $25,000 – Mr. Lewis is chairman of Colorado UpLift's Development Board; charitable contributions in the amount of $10,000 to the Alliance for Choice in Education – Mr. Lewis serves as a director on the Alliance board
- charitable contributions in the amount of $15,000 to the St. Charles Foundation – Ms. Moss served as chairman and as a director on the St. Charles Medical Center and
- payment of our employees' tuition and education-related expenses and charitable contributions in the amount of $86,644 to the University of Mary – Sister Welder was the president of the University of Mary; charitable contributions to Missouri Slope Areawide United Way in the amount of $20,500 – Sister Welder serves as a director of the Missouri Slope Areawide United Way.

## Director Resignation Upon Change of Job Responsibility

Our corporate governance guidelines require a director to tender his or her resignation after a material change in job responsibility. In 2010, no directors submitted resignations under this requirement.

## Code of Conduct

We have a code of conduct and ethics, which we refer to as the Leading With Integrity Guide, which applies to all employees, directors, and officers.

We intend to satisfy our disclosure obligations regarding:

- amendments to, or waivers of, any provision of the code of conduct that applies to our principal executive officer, principal financial officer, and principal accounting officer and that relates to any element of the code of ethics definition in Regulation S-K, Item 406(b) and
- waivers of the code of conduct for our directors or executive officers, as required by New York Stock Exchange listing standards

by posting such information on our website at http://www.mdu.com/Documents/Governance/IntegrityGuide.pdf.

PROXY

## Board Leadership Structure and Board's Role in Risk Oversight

The board separated the positions of chairman of the board and chief executive officer in 2006 and elected Harry J. Pearce, a non-employee independent director, as our chairman, and Terry D. Hildestad as our president and chief executive officer. Separating these positions allows our chief executive officer to focus on the full-time job of running our business, while allowing the chairman of the board to lead the board in its fundamental role of providing advice to and independent oversight of management. The board believes this structure recognizes the time, effort, and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board's oversight responsibilities continue to grow and demand more time and attention. The fundamental role of the board of directors is to provide oversight of the management of the company in good faith and in the best interests of the company and its stockholders. Having an independent chairman is a means to ensure the chief executive officer is accountable for managing the company in close alignment with the interests of stockholders. An independent chairman avoids the conflicts of interest that arise when the chairman and chief executive positions are combined and more effectively manages relationships between the board and the chief executive officer. An independent chairman is in a better position to encourage frank and lively discussions and to assure that the company has adequately assessed all appropriate business risks before adopting its final business plans and strategies. While our bylaws and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, the board continues to believe that having separate positions and having an independent outside director serve as chairman is the appropriate leadership structure for the company and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including economic risks, environmental and regulatory risks, and others, such as the impact of competition and weather conditions. Management is responsible for the day-to-day management of risks the company faces, while the board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The board believes that establishing the right "tone at the top" and that full and open communication between management and the board of directors are essential for effective risk management and oversight. Our chairman meets regularly with our president and chief executive officer and other senior officers to discuss strategy and risks facing the company. Senior management attends the quarterly board meetings and is available to address any questions or concerns raised by the board on risk management-related and any other matters. Each quarter, the board of directors receives presentations from senior management on strategic matters involving our operations. The board holds strategic planning sessions with senior management to discuss strategies, key challenges, and risks and opportunities for the company.

While the board is ultimately responsible for risk oversight at our company, our three board committees assist the board in fulfilling its oversight responsibilities in certain areas of risk. The audit committee assists the board in fulfilling its oversight responsibilities with respect to risk assessment and management in a general manner and specifically in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements, and, in accordance with New York Stock Exchange requirements, discusses policies with respect to risk assessment and risk management and their adequacy and effectiveness. Risk assessment reports are regularly provided by management to the audit committee. This opens the opportunity for discussions about areas where the company may have material risk exposure, steps taken to manage those exposures, and the company's risk tolerance in relation to company strategy. The audit committee reports regularly to the board of directors on the company's management of risks in the audit committees' areas of responsibility. The compensation committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. The nominating and governance committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and executive officers, and corporate governance.

## Board Meetings and Committees

During 2010, the board of directors held six meetings. Each incumbent director attended at least 75% of the combined total meetings of the board and the committees on which the director served during 2010. Director attendance at our annual meeting of stockholders is left to the discretion of each director. Two directors attended our 2010 annual meeting of stockholders.

Harry J. Pearce was elected non-employee chairman of the board on August 17, 2006. Mr. Pearce served as lead director from February 15, 2001 to August 17, 2006. He presides at the executive session of the non-employee directors held in connection with each regularly scheduled quarterly board of directors meeting. The non-employee directors also meet in executive session with the chief executive officer at each regularly scheduled quarterly board of directors meeting. All of our non-employee directors are independent directors.

The board has a standing audit committee, compensation committee, and nominating and governance committee. These committees are composed entirely of independent directors.

The audit, compensation, and nominating and governance committees have charters, which are available for review on our website at http://www.mdu.com/Governance/Pages/BoardChartersandCommittees.aspx. Our corporate governance guidelines are available at http://www.mdu.com/Documents/Governance/2010_11_CorpGov.pdf, and our Leading With Integrity Guide is also on our website at http://www.mdu.com/Documents/Governance/IntegrityGuide.pdf.

## Nominating and Governance Committee

The nominating and governance committee met four times during 2010. The committee members were Karen B. Fagg, chairman, Richard H. Lewis, A. Bart Holaday, who joined the committee effective February 11, 2010, and Sister Thomas Welder, until she retired from the board on April 27, 2010.

The nominating and governance committee provides recommendations to the board with respect to:

- board organization, membership, and function
- committee structure and membership
- succession planning for our executive management and directors and
- corporate governance guidelines applicable to us.

The nominating and governance committee assists the board in overseeing the management of risks in the committee's areas of responsibility.

The committee identifies individuals qualified to become directors and recommends to the board the nominees for director for the next annual meeting of stockholders. The committee also identifies and recommends to the board individuals qualified to become our principal officers and the nominees for membership on each board committee. The committee oversees the evaluation of the board and management.

In identifying nominees for director, the committee consults with board members, our management, consultants, and other individuals likely to possess an understanding of our business and knowledge concerning suitable director candidates.

Our corporate governance guidelines include our policy on consideration of director candidates recommended to us. We will consider candidates that our stockholders recommend. Stockholders may submit director candidate recommendations to the nominating and governance committee chairman in care of the secretary at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506-5650. Please include the following information:

- the candidate's name, age, business address, residence address, and telephone number
- the candidate's principal occupation
- the class and number of shares of our stock owned by the candidate
- a description of the candidate's qualifications to be a director
- whether the candidate would be an independent director and
- any other information you believe is relevant with respect to the recommendation.

These guidelines provide information to stockholders who wish to recommend candidates for director for consideration by the nominating and governance committee. Stockholders who wish to actually nominate persons for election to our board at an annual meeting of stockholders must follow the procedures set forth in section 2.08 of our bylaws. You may obtain a copy of the bylaws by writing to the secretary of MDU Resources Group, Inc. at the address above. Our bylaws are also available on our website at http://www.mdu.com/Documents/Governance/2010_11_Bylaws.pdf. See also the section entitled "2012 Annual Meeting of Stockholders" later in the proxy statement.

There are no differences in the manner by which the committee evaluates director candidates recommended by stockholders and those recommended by other sources.

In evaluating director candidates, the committee considers an individual's:

- background, character, and experience
- skills and experience which complement the skills and experience of current board members
- success in the individual's chosen field of endeavor
- skill in the areas of accounting and financial management, banking, general management, human resources, marketing, operations, public affairs, law, and operations abroad
- background in publicly traded companies
- geographic area of residence
- diversity of business and professional experience, skills, gender and ethnic background, as appropriate in light of the current composition and needs of the board
- independence, including affiliations or relationships with other groups, organizations, or entities and

- prior and future compliance with applicable law and all applicable corporate governance, code of conduct and ethics, conflict of interest, corporate opportunities, confidentiality, stock ownership and trading policies, and our other policies and guidelines.

As indicated above, when identifying nominees to serve as director, the nominating and governance committee will consider candidates with diverse business and professional experience, skills, gender, and ethnic background, as appropriate, in light of the current composition and needs of the board. The nominating and governance committee assesses the effectiveness of this policy annually in connection with the nomination of directors for election at the annual meeting of stockholders. The composition of the current board reflects diversity in business and professional experience, skills, and gender.

The committee generally will hire an outside firm to perform a background check on potential nominees.

## Audit Committee

The audit committee is a separately-designated standing committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934.

The audit committee met eight times during 2010. The audit committee members are Dennis W. Johnson, chairman, A. Bart Holaday, Richard H. Lewis, and John K. Wilson. The board of directors has determined that Messrs. Johnson, Holaday, Lewis, and Wilson are "audit committee financial experts" as defined by Securities and Exchange Commission regulations and Messrs. Johnson, Holaday, Lewis, and Wilson meet the independence standard for audit committee members under our director independence guidelines and the New York Stock Exchange listing standards, including the Securities and Exchange Commission's audit committee member independence requirements.

The audit committee assists the board of directors in fulfilling its oversight responsibilities to the stockholders and serves as a communication link among the board, management, the independent auditors, and the internal auditors. The audit committee:

- assists the board's oversight of
  - the integrity of our financial statements and system of internal controls
  - our compliance with legal and regulatory requirements
  - the independent auditors' qualifications and independence
  - the performance of our internal audit function and independent auditors and
  - risk management in the audit committee's areas of responsibility and
- arranges for the preparation of and approves the report that Securities and Exchange Commission rules require we include in our annual proxy statement.

---

### Audit Committee Report

In connection with our financial statements for the year ended December 31, 2010, the audit committee has (1) reviewed and discussed the audited financial statements with management; (2) discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended, (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; (3) received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

Based on the review and discussions referred to in items (1) through (3) of the above paragraph, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the Securities and Exchange Commission.

**Dennis W. Johnson, Chairman**
**A. Bart Holaday**
**Richard H. Lewis**
**John K. Wilson**

---

## Compensation Committee

The compensation committee met six times during 2010. The compensation committee members are Thomas Everist, chairman, Karen B. Fagg, Thomas C. Knudson, and Patricia L. Moss.

The compensation committee's responsibilities, as set forth in its charter, include:

- review and recommend changes to the board regarding our executive compensation policies for directors and executives
- evaluate the chief executive officer's performance and, either as a committee or together with other independent directors as directed by the board, determine his or her compensation
- recommend to the board the compensation of our other Section 16 officers and directors
- establish goals, make awards, review performance and determine, or recommend to the board, awards earned under our annual and long-term incentive compensation plans
- review and discuss with management the compensation discussion and analysis and based upon such review and discussion, determine whether to recommend to the board that the Compensation Discussion and Analysis be included in our proxy statement and/or our Annual Report on Form 10-K
- arrange for the preparation of and approve the compensation committee report to be included in our proxy statement and/or Annual Report on Form 10-K and
- assist the board in overseeing the management of risk in the committee's areas of responsibility.

The compensation committee and the board of directors have sole and direct responsibility for determining compensation for our Section 16 officers and directors. The compensation committee makes recommendations to the board regarding compensation of all Section 16 officers, and the board then approves the recommendations. The compensation committee and the board may not delegate their authority. They may, however, use recommendations from outside consultants, the chief executive officer, and the human resources department. The chief executive officer, the vice president-human resources, and general counsel regularly attend compensation committee meetings. The committee meets in executive session as needed.

We discuss our processes and procedures for consideration and determination of compensation of our Section 16 officers in the Compensation Discussion and Analysis. We also discuss in the Compensation Discussion and Analysis the role of our executive officers in determining or recommending compensation for our Section 16 officers.

As discussed in the Compensation Discussion and Analysis, the vice president-human resources and the human resources department prepared the 2010 competitive assessment of compensation for our Section 16 officer positions. The vice president-human resources and the human resources department also worked with the chief executive officer to:

- recommend salary grades, base salaries and annual and long-term incentive targets for our executive officers
- review recommended base salary grades, salary increases, and annual and long-term incentive targets submitted by executive officers for officers reporting to them for reasonableness and alignment with company or business unit objectives and
- design and update annual and long-term incentive programs.

During 2010, the compensation committee directed Towers Watson to work with the vice president-human resources on the executive officer and chief executive officer compensation reviews with respect to 2011 compensation.

The compensation committee has sole authority to retain, discharge, and approve fees and other terms and conditions for retention of compensation consultants to assist in consideration of the compensation of the chief executive officer, the other Section 16 officers, and the board of directors. The compensation committee charter requires the committee's pre-approval of the engagement of the committee's compensation consultants by the company for any other purpose.

In an engagement letter dated April 8, 2010, and signed by the chairman of the compensation committee, the compensation committee retained Towers Watson for assistance with 2011 compensation for the Section 16 officers and the chief executive officer. The compensation committee asked Towers Watson to prepare executive compensation reviews for the Section 16 officers and for the chief executive officer similar to those prepared in prior years.

In its review for the Section 16 officers, excluding the chief executive officer, Towers Watson was asked to

- match the Section 16 officer positions to survey data to generate 2011 market estimates for base salaries and short-term and long-term incentives
- address general trends in executive compensation
- compare base salaries and short-term and long-term incentives, by position, to market estimates and recommend salary grade changes as appropriate
- construct a recommended 2011 salary grade structure
- verify the competitiveness of short-term and long-term incentive targets associated with salary grades and recommend modifications as appropriate and
- address pay equity as it relates to our chief executive compensation compared to our other executives.

In the chief executive officer review, Towers Watson was asked to use survey data and data from the company's performance graph peer group to

- develop competitive estimates for base salary and target short-term and long-term incentives
- recommend changes in base salary and incentive targets based on the competitive data and
- address general trends in chief executive officer compensation.

The compensation committee authorized the company to participate in compensation and employee benefits surveys sponsored by Towers Watson.

The board of directors determines compensation for our non-employee directors based upon recommendations from the compensation committee. The compensation committee did not retain an outside consultant for the 2010 compensation review for the board of directors. At its May 2010 meeting, the committee reviewed the analysis of competitive data and recent trends in director compensation prepared by the human resources department and the vice president-human resources. The company's analysis was based on proxy data from our performance graph peer group companies compiled by Equilar and on data from the National Association of Corporate Directors 2009/2010 Director Compensation Report. The committee compared these data to our directors' compensation and each of its components. After review and discussion of the market data, which indicated that aggregate director compensation was below the median of the National Association of Corporate Directors 2009/2010 Director Compensation Report companies and above the median – 52nd percentile – of the peer group companies, the compensation committee recommended, and the board approved, that no changes be made to director compensation for 2010.

## Stockholder Communications

Stockholders and other interested parties who wish to contact the board of directors or an individual director, including our non-employee chairman or non-employee directors as a group, should address a communication in care of the secretary at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506-5650. The secretary will forward all communications.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended, requires that officers, directors, and holders of more than 10% of our common stock file reports of their trading in our equity securities with the Securities and Exchange Commission. Based solely on a review of Forms 3, 4, and 5 and any amendments to these forms furnished to us during and with respect to 2010 or written representations that no Forms 5 were required, we believe that all such reports were timely filed.

## OTHER BUSINESS

Neither the board of directors nor management intends to bring before the meeting any business other than the matters referred to in the notice of annual meeting and this proxy statement. In addition, other than as described in the following sentences, we have not been informed that any other matter will be presented to the meeting by others. One stockholder proposal was submitted for inclusion in the proxy statement, which we have omitted because it was withdrawn. If this stockholder complies with our advance notice bylaw provisions and properly presents the proposal at the annual meeting, it is the intention of the persons named in the proxy to vote against this proposal. If any other matter requiring a vote of the stockholders should arise, the persons named in the enclosed proxy will vote in accordance with their best judgment.

## SHARED ADDRESS STOCKHOLDERS

In accordance with a notice sent to eligible stockholders who share a single address, we are sending only one annual report to stockholders and one proxy statement to that address unless we received instructions to the contrary from any stockholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder of record wishes to receive a separate annual report to stockholders and proxy statement in the future, he or she may contact the office of the treasurer at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506-5650, Telephone Number: (701) 530-1000. Eligible stockholders of record who receive multiple copies of our annual report to stockholders and proxy statement can request householding by contacting us in the same manner. Stockholders who own shares through a bank, broker, or other nominee can request householding by contacting the nominee.

We hereby undertake to deliver promptly, upon written or oral request, a separate copy of the annual report to stockholders and proxy statement to a stockholder at a shared address to which a single copy of the document was delivered.

## 2012 ANNUAL MEETING OF STOCKHOLDERS

**Director Nominations:** Our bylaws provide that director nominations may be made only by (i) the board at any meeting of stockholders or (ii) at an annual meeting by a stockholder entitled to vote for the election of directors and who has complied with the procedures established by the bylaws. For a nomination to be properly brought before an annual meeting by a stockholder, the stockholder intending to make the nomination must have given timely and proper notice of the nomination in writing to the corporate secretary in accordance with and containing all information and the completed questionnaire provided for in the bylaws. To be timely, such notice must be delivered to or mailed to the corporate secretary and received at our principal executive offices not later than 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders. For purposes of our annual meeting of stockholders expected to be held April 24, 2012, any stockholder who wishes to submit a nomination must submit the required notice to the corporate secretary on or before January 27, 2012.

**Other Meeting Business:** Our bylaws also provide that no business may be brought before an annual meeting except (i) as specified in the meeting notice given by or at the direction of the board, (ii) as otherwise properly brought before the meeting by or at the direction of the board or (iii) properly brought before the meeting by a stockholder entitled to vote who has complied with the procedures established by the bylaws. For business to be properly brought before an annual meeting by a stockholder (other than nomination of a person for election as a director which is described above) the stockholder must have given timely and proper notice of such business in writing to the corporate secretary, in accordance with, and containing all information provided for in the bylaws and such business must be a proper matter for stockholder action under the General Corporation Law of Delaware. To be timely, such notice must be delivered or mailed to the corporate secretary and received at our principal offices not later than the close of business 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders. For purposes of our annual meeting expected to be held April 24, 2012, any stockholder who wishes to bring business before the meeting (other than nomination of a person for election as a director which is described above) must submit the required notice to the corporate secretary on or before January 27, 2012.

**Discretionary Voting:** Rule 14a-4 of the Securities and Exchange Commission's proxy rules allows us to use discretionary voting authority to vote on matters coming before an annual stockholders' meeting if we do not have notice of the matter at least 45 days before the anniversary date on which we first mailed our proxy materials for the prior year's annual stockholders' meeting or the date specified by an advance notice provision in our bylaws. Our bylaws contain an advance notice provision that we have described above. For our annual meeting of stockholders expected to be held on April 24, 2012, stockholders must submit such written notice to the corporate secretary on or before January 27, 2012.

**Stockholder Proposals:** The requirements we describe above are separate from and in addition to the Securities and Exchange Commission's requirements that a stockholder must meet to have a stockholder proposal included in our proxy statement under Rule 14a-8 of the Exchange Act. For purposes of our annual meeting of stockholders expected to be held on April 24, 2012, any stockholder who wishes to submit a proposal for inclusion in our proxy materials must submit such proposal to the corporate secretary on or before November 12, 2011.

**Bylaw Copies:** You may obtain a copy of the full text of the bylaw provisions discussed above by writing to the corporate secretary. Our bylaws are also available on our website at: http://www.mdu.com/Documents/Governance/2010_11_Bylaws.pdf.

**We will make available to our stockholders to whom we furnish this proxy statement a copy of our Annual Report on Form 10-K, excluding exhibits, for the year ended December 31, 2010, which is required to be filed with the Securities and Exchange Commission. You may obtain a copy, without charge, upon written or oral request to the Office of the Treasurer of MDU Resources Group, Inc., 1200 West Century Avenue, Mailing Address: P.O. Box 5650, Bismarck, ND 58506-5650, Telephone Number: (701) 530-1000. You may also access our Annual Report on Form 10-K through our website at www.mdu.com.**

By order of the Board of Directors,

Paul K. Sandness
Secretary
March 11, 2011

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# EXHIBIT A

# MDU RESOURCES GROUP, INC.
# LONG-TERM PERFORMANCE-BASED INCENTIVE PLAN

## Article 1. Establishment, Purpose and Duration

1.1 *Establishment of the Plan.* MDU Resources Group, Inc., a Delaware corporation (hereinafter referred to as the "Company"), hereby establishes an incentive compensation plan to be known as the "MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan" (hereinafter referred to as the "Plan"), as set forth in this document. The Plan permits the grant of Nonqualified Stock Options (NQSO), Incentive Stock Options (ISO), Stock Appreciation Rights (SAR), Restricted Stock, Performance Units, Performance Shares and other awards.

The Plan first became effective when approved by the stockholders at the annual meeting on April 22, 1997. The Plan, as amended, will become effective on April 25, 2006 if it is approved by the stockholders at the 2006 annual meeting. The Plan shall remain in effect as provided in Section 1.3 herein.

1.2 *Purpose of the Plan.* The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of Participants to those of Company stockholders and customers.

The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of Participants upon whose judgment, interest and special effort the successful conduct of its operations is largely dependent.

1.3 *Duration of the Plan.* The Plan shall remain in effect, subject to the right of the Board of Directors to terminate the Plan at any time pursuant to Article 15 herein, until all Shares subject to it shall have been purchased or acquired according to the Plan's provisions.

## Article 2. Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when such meaning is intended, the initial letter of the word is capitalized:

2.1 *"Award"* means, individually or collectively, a grant under the Plan of NQSOs, ISOs, SARs, Restricted Stock, Performance Units, Performance Shares or any other type of award permitted under Article 10 of the Plan.

2.2 *"Award Agreement"* means an agreement entered into by each Participant and the Company, setting forth the terms and provisions applicable to an Award granted to a Participant under the Plan.

2.3 *"Base Value"* of an SAR shall have the meaning set forth in Section 7.1 herein.

2.4 *"Board"* or *"Board of Directors"* means the Board of Directors of the Company.

2.5 A *"Change in Control"* shall mean:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subsection (c) of this Section 2.5; or

(b) Individuals who, as of April 22, 1997, which is the effective date of the Plan, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(c) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(d) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

For avoidance of doubt, unless otherwise determined by the Board, the sale of a subsidiary, operating entity or business unit of the Company shall not constitute a Change in Control for purposes of this Agreement.

2.6 *"Code"* means the Internal Revenue Code of 1986, as amended from time to time.

2.7 *"Committee"* means the Committee, as specified in Article 3, appointed by the Board to administer the Plan with respect to Awards.

2.8 *"Company"* means MDU Resources Group, Inc., a Delaware corporation, or any successor thereto as provided in Article 18 herein.

2.9 *"Covered Employee"* means any Participant who would be considered a "Covered Employee" for purposes of Section 162(m) of the Code.

2.10 *"Director"* means any individual who is a member of the Board of Directors of the Company.

2.11 *"Disability"* means "permanent and total disability" as defined under Section 22(e)(3) of the Code.

2.12 *"Dividend Equivalent"* means, with respect to Shares subject to an Award, a right to be paid an amount equal to dividends declared on an equal number of outstanding Shares.

2.13 *"Eligible Employee"* means an Employee who is eligible to participate in the Plan, as set forth in Section 5.1 herein.

2.14 *"Employee"* means any full-time or regularly-scheduled part-time employee of the Company or of the Company's Subsidiaries, who is not covered by any collective bargaining agreement to which the Company or any of its Subsidiaries is a party. Directors who are not otherwise employed by the Company shall not be considered Employees for purposes of the Plan. For purposes of the Plan, transfer of employment of a Participant between the Company and any one of its Subsidiaries (or between Subsidiaries) shall not be deemed a termination of employment.

2.15 *"Exchange Act"* means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.16 *"Exercise Period"* means the period during which an SAR or Option is exercisable, as set forth in the related Award Agreement.

2.17 *"Fair Market Value"* shall mean the average of the high and low sale prices as reported in the consolidated transaction reporting system or, if there is no such sale on the relevant date, then on the last previous day on which a sale was reported.

2.18 *"Freestanding SAR"* means an SAR that is granted independently of any Option.

2.19 *"Full Value Award"* means an Award pursuant to which Shares may be issued, other than an Option or an SAR.

2.20 *"Incentive Stock Option"* or *"ISO"* means an option to purchase Shares, granted under Article 6 herein, which is designated as an Incentive Stock Option and satisfies the requirements of Section 422 of the Code.

2.21 *"Nonqualified Stock Option"* or *"NQSO"* means an option to purchase Shares, granted under Article 6 herein, which is not intended to be an Incentive Stock Option under Section 422 of the Code.

2.22 *"Option"* means an Incentive Stock Option or a Nonqualified Stock Option.

2.23 *"Option Price"* means the price at which a Share may be purchased by a Participant pursuant to an Option, as determined by the Committee and set forth in the Option Award Agreement.

2.24 *"Participant"* means an Employee of the Company who has outstanding an Award granted under the Plan.

2.25 *"Performance Goals"* means the performance goals established by the Committee, which shall be based on one or more of the following measures: sales or revenues, earnings per share, shareholder return and/or value, funds from operations, operating income, gross income, net income, cash flow, return on equity, return on capital, capital efficiency, earnings before interest, operating ratios, stock price, enterprise value, company value, asset value growth, net asset value, shareholders' equity, dividends, customer satisfaction, accomplishment of mergers, acquisitions, dispositions or similar extraordinary business transactions, safety, sustainability, profit returns and margins, financial return ratios, market performance, oil and/or gas production (growth, value and costs) and oil and/or gas reserves (including proved, probable and possible reserves and growth, value and costs) and finding or development costs. Performance goals may be measured solely on a corporate, subsidiary or business unit basis, or a combination thereof. Performance goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure.

2.26 *"Performance Unit"* means an Award granted to an Employee, as described in Article 9 herein.

2.27 *"Performance Share"* means an Award granted to an Employee, as described in Article 9 herein.

2.28 *"Period of Restriction"* means the period during which the transfer of Restricted Stock is limited in some way, as provided in Article 8 herein.

2.29 *"Person"* shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act, as used in Sections 13(d) and 14(d) thereof, including usage in the definition of a "group" in Section 13(d) thereof.

2.30 *"Qualified Restricted Stock"* means an Award of Restricted Stock designated as Qualified Restricted Stock by the Committee at the time of grant and intended to qualify for the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C).

2.31 *"Restricted Stock"* means an Award of Shares granted to a Participant pursuant to Article 8 herein.

2.32 *"Shares"* means the shares of common stock of the Company.

2.33 *"Stock Appreciation Right"* or *"SAR"* means a right, granted alone or in connection with a related Option, designated as an SAR, to receive a payment on the day the right is exercised, pursuant to the terms of Article 7 herein. Each SAR shall be denominated in terms of one Share.

2.34 *"Subsidiary"* means any corporation that is a "subsidiary corporation" of the Company as that term is defined in Section 424(f) of the Code.

2.35 *"Tandem SAR"* means an SAR that is granted in connection with a related Option, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall be similarly canceled).

## Article 3. Administration

3.1 *The Committee.* The Plan shall be administered by the Compensation Committee of the Board, or by any other Committee appointed by the Board. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board of Directors.

3.2 *Authority of the Committee.* The Committee shall have full power except as limited by law, the Articles of Incorporation and the Bylaws of the Company, subject to such other restricting limitations or directions as may be imposed by the Board and subject to the provisions herein, to determine the size and types of Awards; to determine the terms and conditions of such Awards in a manner consistent with the Plan; to construe and interpret the Plan and any agreement or instrument entered into under the Plan; to establish, amend or waive rules and regulations for the Plan's administration; and (subject to the provisions of Article 15 herein) to amend the terms and conditions of any outstanding Award. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan. As permitted by law, the Committee may delegate its authorities as identified hereunder.

3.3 *Restrictions on Share Transferability.* The Committee may impose such restrictions on any Shares acquired pursuant to Awards under the Plan as it may deem advisable, including, without limitation, restrictions to comply with applicable Federal securities laws, with the requirements of any stock exchange or market upon which such Shares are then listed and/or traded and with any blue sky or state securities laws applicable to such Shares.

3.4 *Approval.* The Board or the Committee shall approve all Awards made under the Plan and all elections made by Participants, prior to their effective date, to the extent necessary to comply with Rule 16b-3 under the Exchange Act.

3.5 *Decisions Binding.* All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders or resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its stockholders, Employees, Participants and their estates and beneficiaries.

3.6 *Costs.* The Company shall pay all costs of administration of the Plan.

## Article 4. Shares Subject to the Plan

4.1 *Number of Shares.* Subject to Section 4.2 herein, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be 9,242,806. Shares underlying lapsed or forfeited Awards of Restricted Stock shall not be treated as having been issued pursuant to an Award under the Plan. Shares withheld from an Award of Restricted Stock to satisfy tax withholding obligations shall be counted as Shares issued pursuant to an Award under the Plan. Shares that are potentially deliverable under an Award that expires or is canceled, forfeited, settled in cash or otherwise settled without the delivery of Shares shall not be treated as having been issued under the Plan. Shares that are withheld to satisfy the Option Price or tax withholding obligations related to an Option, SAR or other Award pursuant to which the Shares withheld have not yet been issued shall not be deemed to be Shares issued under the Plan.

Shares issued pursuant to the Plan may be (i) authorized but unissued Shares of Common Stock, (ii) treasury shares, or (iii) shares purchased on the open market.

4.2 *Adjustments in Authorized Shares.* In the event of any equity restructuring such as a stock dividend, stock split, spinoff, rights offering or recapitalization through a large, nonrecurring cash dividend, the Committee shall cause an equitable adjustment to be made (i) in the number and kind of Shares that may be delivered under the Plan, (ii) in the individual limitations set forth in Section 4.3 and (iii) with respect to outstanding Awards, in the number and kind of Shares subject to outstanding Awards, the Option Price, Base Value or other price of Shares subject to outstanding Awards, any Performance Goals relating to Shares, the market price of Shares, or per-Share results, and other terms and conditions of outstanding Awards, in the case of (i), (ii) and (iii) to prevent dilution or enlargement of rights. In the event of any other change in corporate capitalization, such as a merger, consolidation or liquidation, the Committee may, in its sole discretion, cause an equitable adjustment as described in the foregoing sentence to be made to prevent dilution or enlargement of rights. The number of Shares subject to any Award shall always be rounded down to a whole number when adjustments are made pursuant to this Section 4.2. Adjustments made by the Committee pursuant to this Section 4.2 shall be final, binding and conclusive.

4.3 *Individual Limitations.* Subject to Section 4.2 herein, (i) the total number of Shares with respect to which Options or SARs may be granted in any calendar year to any Covered Employee shall not exceed 2,250,000 Shares; (ii) the total number of shares of Qualified Restricted Stock that may be granted in any calendar year to any Covered Employee shall not exceed 2,250,000 Shares; (iii) the total number of Performance Shares or Performance Units that may be granted in any calendar year to any Covered Employee shall not exceed 2,250,000 Performance Shares or Performance Units, as the case may be; (iv) the total number of Shares that are intended to qualify for deduction under Section 162(m) of the Code granted pursuant to Article 10 herein in any calendar year to any Covered Employee shall not exceed 2,250,000 Shares; (v) the total cash Award that is intended to qualify for deduction under Section 162(m) of the Code that may be paid pursuant to Article 10 herein in any calendar year to any Covered Employee shall not exceed $6,000,000; and (vi) the aggregate number of Dividend Equivalents that are intended to qualify for deduction under Section 162(m) of the Code that a Covered Employee may receive in any calendar year shall not exceed $6,000,000.

## Article 5. Eligibility and Participation

5.1 *Eligibility.* Persons eligible to participate in the Plan include all officers and key employees of the Company and its Subsidiaries, as determined by the Committee, including Employees who are members of the Board, but excluding Directors who are not Employees.

5.2 *Actual Participation.* Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees those to whom Awards shall be granted and shall determine the nature and amount of each Award.

## Article 6. Stock Options

6.1 *Grant of Options.* Subject to the terms and conditions of the Plan, Options may be granted to an Eligible Employee at any time and from time to time, as shall be determined by the Committee.

The Committee shall have complete discretion in determining the number of Shares subject to Options granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Options. The Committee may grant ISOs, NQSOs, or a combination thereof.

6.2 *Option Award Agreement.* Each Option grant shall be evidenced by an Option Award Agreement that shall specify the Option Price, the term of the Option, the number of Shares to which the Option pertains, the Exercise Period and such other provisions as the Committee shall determine, including but not limited to any rights to Dividend Equivalents. The Option Award Agreement shall also specify whether the Option is intended to be an ISO or an NQSO.

The Option Price for each Share purchasable under any Incentive Stock Option granted hereunder shall be not less than one hundred percent (100%) of the Fair Market Value per Share at the date the Option is granted; and provided, further, that in the case of an Incentive Stock Option granted to a person who, at the time such Incentive Stock Option is granted, owns shares of stock of the Company or of any Subsidiary which possess more than ten percent (10%) of the total combined voting power of all classes of shares of stock of the Company or of any Subsidiary, the Option Price for each Share shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share at the date the Option is granted. The Option Price will be subject to adjustment in accordance with the provisions of Section 4.2 of the Plan.

No Incentive Stock Option by its terms shall be exercisable after the expiration of ten (10) years from the date of grant of the Option; provided, however, in the case of an Incentive Stock Option granted to a person who, at the time such Option is granted, owns shares of stock of the Company or of any Subsidiary possessing more than ten percent (10%) of the total combined voting power of all classes of shares of stock of the Company or of any Subsidiary, such Option shall not be exercisable after the expiration of five (5) years from the date such Option is granted.

6.3 *Exercise of and Payment for Options.* Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve.

A Participant may exercise an Option at any time during the Exercise Period. Options shall be exercised by the delivery of a written notice of exercise to the Company or its designee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by provisions for full payment for the Shares.

The Option Price upon exercise of any Option shall be payable either: (a) in cash or its equivalent, (b) by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price (provided that Shares which are tendered must have been held by the Participant for at least six (6) months prior to their tender to satisfy the Option Price), (c) by share withholding, (d) by cashless exercise or (e) by a combination of (a),(b),(c), and/or (d).

As soon as practicable after receipt of a written notification of exercise of an Option, provisions for full payment therefor and satisfaction or provision for satisfaction of any tax withholding or other obligations, the Company shall (i) deliver to the Participant, in the Participant's name or the name of the Participant's designee, a Share certificate or certificates in an appropriate aggregate amount based upon the number of Shares purchased under the Option, or (ii) cause to be issued in the Participant's name or the name of the Participant's designee, in book-entry form, an appropriate number of Shares based upon the number of Shares purchased under the Option.

6.4 *Termination of Employment.* Each Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee (subject to applicable law), shall be included in the Option Award Agreement entered into with Participants, need not be uniform among all Options granted pursuant to the Plan or among Participants and may reflect distinctions based on the reasons for termination of employment. If the employment of a Participant by the Company or by any Subsidiary is terminated for any reason other than death, any Incentive Stock Option granted to such Participant may not be exercised later than three (3) months (one (1) year in the case of termination due to Disability) after the date of such termination of employment.

6.5 *Transferability of Options.* Except as otherwise determined by the Committee and set forth in the Option Award Agreement, no Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and all Incentive Stock Options granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant.

## Article 7. Stock Appreciation Rights

7.1 *Grant of SARs.* Subject to the terms and conditions of the Plan, an SAR may be granted to an Eligible Employee at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs or any combination of these forms of SAR.

The Committee shall have complete discretion in determining the number of SARs granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

The Base Value of a Freestanding SAR shall equal the Fair Market Value of a Share on the date of grant of the SAR. The Base Value of Tandem SARs shall equal the Option Price of the related Option.

7.2 *SAR Award Agreement.* Each SAR grant shall be evidenced by an SAR Award Agreement that shall specify the number of SARs granted, the Base Value, the term of the SAR, the Exercise Period and such other provisions as the Committee shall determine.

7.3 *Exercise and Payment of SARs.* Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable.

Notwithstanding any other provision of the Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (i) the Tandem SAR will expire no later than the expiration of the underlying ISO; (ii) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the difference between the Option Price of the underlying ISO and the Fair Market Value of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised; and (iii) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Option Price of the ISO.

Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them.

A Participant may exercise an SAR at any time during the Exercise Period. SARs shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of SARs being exercised. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount equal to the product of:

(a) the excess of (i) the Fair Market Value of a Share on the date of exercise over (ii) the Base Value multiplied by

(b) the number of Shares with respect to which the SAR is exercised.

At the sole discretion of the Committee, the payment to the Participant upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

7.4 *Termination of Employment.* Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the SAR Award Agreement entered into with Participants, need not be uniform among all SARs granted pursuant to the Plan or among Participants and may reflect distinctions based on the reasons for termination of employment.

7.5 *Transferability of SARs.* Except as otherwise determined by the Committee and set forth in the SAR Award Agreement, no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and all SARs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant or his or her legal representative.

## Article 8. Restricted Stock

8.1 *Grant of Restricted Stock.* Subject to the terms and conditions of the Plan, Restricted Stock may be granted to Eligible Employees at any time and from time to time, as shall be determined by the Committee.

The Committee shall have complete discretion in determining the number of shares of Restricted Stock granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Restricted Stock.

In addition, the Committee may, prior to or at the time of grant, designate an Award of Restricted Stock as Qualified Restricted Stock, in which event it will condition the grant or vesting, as applicable, of such Qualified Restricted Stock upon the attainment of the Performance Goals selected by the Committee.

8.2 *Restricted Stock Award Agreement.* Each Restricted Stock grant shall be evidenced by a Restricted Stock Award Agreement that shall specify the Period or Periods of Restriction, the number of Restricted Stock Shares granted and such other provisions as the Committee shall determine.

8.3 *Transferability.* Restricted Stock granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Restricted Stock Award Agreement. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant or his or her legal representative.

8.4 *Certificate Legend.* Each certificate representing Restricted Stock granted pursuant to the Plan may bear a legend substantially as follows:

"The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary or by operation of law, is subject to certain restrictions on transfer as set forth in MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan and in a Restricted Stock Award Agreement. A copy of such Plan and such Agreement may be obtained from MDU Resources Group, Inc."

The Company shall have the right to retain the certificates representing Restricted Stock in the Company's possession until such time as all restrictions applicable to such Shares have been satisfied.

8.5 *Removal of Restrictions.* Restricted Stock shall become freely transferable by the Participant after the last day of the Period of Restriction applicable thereto. Once Restricted Stock is released from the restrictions, the Participant shall be entitled to have the legend referred to in Section 8.4 removed from his or her stock certificate.

8.6 *Voting Rights.* During the Period of Restriction, Participants holding Restricted Stock may exercise full voting rights with respect to those Shares.

8.7 *Dividends and Other Distributions.* Subject to the Committee's right to determine otherwise at the time of grant, during the Period of Restriction, Participants holding Restricted Stock shall receive all regular cash dividends paid with respect to all Shares while they are so held. All other distributions paid with respect to such Restricted Stock shall be credited to Participants subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid and shall be paid to the Participant within forty-five (45) days following the full vesting of the Restricted Stock with respect to which such distributions were made.

8.8 *Termination of Employment.* Each Restricted Stock Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested Restricted Stock following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Restricted Stock Award Agreement entered into with Participants, need not be uniform among all grants of Restricted Stock or among Participants and may reflect distinctions based on the reasons for termination of employment.

## Article 9. Performance Units and Performance Shares

9.1 *Grant of Performance Units and Performance Shares.* Subject to the terms and conditions of the Plan, Performance Units and/or Performance Shares may be granted to an Eligible Employee at any time and from time to time, as shall be determined by the Committee.

The Committee shall have complete discretion in determining the number of Performance Units and/or Performance Shares granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Awards.

9.2 *Performance Unit/Performance Share Award Agreement.* Each grant of Performance Units and/or Performance Shares shall be evidenced by a Performance Unit and/or Performance Share Award Agreement that shall specify the number of Performance Units and/or Performance Shares granted, the initial value (if applicable), the Performance Period, the Performance Goals and such other provisions as the Committee shall determine, including but not limited to any rights to Dividend Equivalents.

9.3 *Value of Performance Units/Performance Shares.* Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. The value of a Performance Share shall be equal to the Fair Market Value of a Share. The Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the number and/or value of Performance Units/Performance Shares that will be paid out to the Participants. The time period during which the Performance Goals must be met shall be called a "Performance Period."

9.4 *Earning of Performance Units/Performance Shares.* After the applicable Performance Period has ended, the holder of Performance Units/Performance Shares shall be entitled to receive a payout with respect to the Performance Units/Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals have been achieved.

9.5 *Form and Timing of Payment of Performance Units/Performance Shares.* Payment of earned Performance Units/Performance Shares shall be made following the close of the applicable Performance Period. The Committee, in its sole discretion, may pay earned Performance Units/Performance Shares in cash or in Shares (or in a combination thereof), which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Performance Shares at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Committee.

9.6 *Termination of Employment.* Each Performance Unit/Performance Share Award Agreement shall set forth the extent to which the Participant shall have the right to receive a Performance Unit/Performance Share payment following termination of the Participant's employment with the Company and its Subsidiaries during a Performance Period. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all grants of Performance Units/Performance Shares or among Participants and may reflect distinctions based on reasons for termination of employment.

9.7 *Transferability.* Except as otherwise determined by the Committee and set forth in the Performance Unit/Performance Share Award Agreement, Performance Units/Performance Shares may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and a Participant's rights with respect to Performance Units/Performance Shares granted under the Plan shall be available during the Participant's lifetime only to such Participant or the Participant's legal representative.

## Article 10. Other Awards

The Committee shall have the right to grant other Awards which may include, without limitation, the grant of Shares based on attainment of Performance Goals established by the Committee, the payment of Shares in lieu of cash, the payment of cash based on attainment of Performance Goals established by the Committee, and the payment of Shares in lieu of cash under other Company incentive or bonus programs. Payment under or settlement of any such Awards shall be made in such manner and at such times as the Committee may determine.

## Article 11. Beneficiary Designation

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

The spouse of a married Participant domiciled in a community property jurisdiction shall join in any designation of beneficiary or beneficiaries other than the spouse.

## Article 12. Deferrals

The Committee may permit a Participant to defer the Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under the Plan. If any such deferral election is permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

## Article 13. Rights of Employees

13.1 *Employment.* Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, for any reason or no reason in the Company's sole discretion, nor confer upon any Participant any right to continue in the employ of the Company.

13.2 *Participation.* No Employee shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive a future Award.

## Article 14. Change in Control

The terms of this Article 14 shall immediately become operative, without further action or consent by any person or entity, upon a Change in Control, and once operative shall supersede and take control over any other provisions of this Plan.

Upon a Change in Control

(a) Any and all Options and SARs granted hereunder shall become immediately exercisable;

(b) Any restriction periods and restrictions imposed on Restricted Stock, Qualified Restricted Stock or Awards granted pursuant to Article 10 (if not performance-based) shall be deemed to have expired and such Restricted Stock, Qualified Restricted Stock or Awards shall become immediately vested in full; and

(c) The target payout opportunity attainable under all outstanding Awards of Performance Units, Performance Shares and Awards granted pursuant to Article 10 (if performance-based) shall be deemed to have been fully earned for the entire Performance Period(s) as of the effective date of the Change in Control, and shall be paid out promptly in Shares or cash pursuant to the terms of the Award Agreement, or in the absence of such designation, as the Committee shall determine.

### Article 15. Amendment, Modification and Termination

15.1 *Amendment, Modification and Termination.* The Board may, at any time and from time to time, alter, amend, suspend or terminate the Plan, in whole or in part, provided that no amendment shall be made which shall increase the total number of Shares that may be issued under the Plan, materially modify the requirements for participation in the Plan, or materially increase the benefits accruing to Participants under the Plan, in each case unless such amendment is approved by the stockholders. The Board of Directors of the Company is also authorized to amend the Plan and the Options granted hereunder to maintain qualification as "incentive stock options" within the meaning of Section 422 of the Code, if applicable.

15.2 *Awards Previously Granted.* No termination, amendment or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award, unless such termination, modification or amendment is required by applicable law and except as otherwise provided herein.

### Article 16. Withholding

16.1 *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, state and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to an Award made under the Plan.

16.2 *Share Withholding.* With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock, or upon any other taxable event arising out of or as a result of Awards granted hereunder, Participants may elect to satisfy the withholding requirement, in whole or in part, by tendering previously-owned Shares or by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the statutory total tax which could be imposed on the transaction. All elections shall be irrevocable, made in writing and signed by the Participant.

### Article 17. Minimum Vesting

Notwithstanding any other provision of the Plan to the contrary, (a) the minimum vesting period for Full Value Awards with no performance-based vesting characteristics must be at least three years (vesting may occur ratably each month, quarter or anniversary of the grant date over such vesting period); (b) the minimum vesting period for Full Value Awards with performance-based vesting characteristics must be at least one year; and (c) the Committee shall not have discretion to accelerate vesting of Full Value Awards except in the event of a Change in Control or similar transaction, or the death, disability, or termination of employment of a Participant; provided, however, that the Committee may grant a "de minimis" number of Full Value Awards that do not comply with the foregoing minimum vesting standards. For this purpose "de minimis" means 331,279 Shares available for issuance as Full Value Awards under the Plan, subject to adjustment under Section 4.2 herein.

### Article 18. Successors

All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business and/or assets of the Company.

### Article 19. Legal Construction

19.1 *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular and the singular shall include the plural.

19.2 *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

19.3 *Requirements of Law.* The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

19.4 *Governing Law.* To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with, and governed by, the laws of the State of Delaware.

## Article 20. Accounting Restatements

This Article 20 shall apply to Awards granted to all Participants in the Plan. Notwithstanding anything in the Plan or in any Award Agreement to the contrary, if the Company's audited financial statements are restated, the Committee may, in accordance with the Company's *Guidelines for Repayment of Incentives Due to Accounting Restatements*, take such actions as it deems appropriate (in its sole discretion) with respect to

(a) Awards then outstanding (including Awards that have vested or otherwise been earned but with respect to which payment of cash or distribution of Shares, as the case may be, has not been made or deferred and also including unvested or unpaid Dividend Equivalents attributable to such outstanding Awards) ("Outstanding Awards") and

(b) vested, earned and/or exercised Awards and any cash or Shares received with respect to Awards (including, without limitation, dividends and Dividend Equivalents), in each case to the extent payment of cash or distribution of Shares, as the case may be, was received or deferred within the 3 year period preceding the restatement ("Prior Awards"), provided such Prior Awards were not vested, earned, exercised or paid prior to the date the Plan was amended to add this Article 20, if the terms of any such Outstanding Awards or Prior Awards or the benefits received by a Participant with respect to any such Outstanding Awards or Prior Awards (including, without limitation, dividends or Dividend Equivalents credited or distributed to a Participant and/or consideration received upon the sale of Shares that were acquired pursuant to the vesting, settlement or exercise of a Prior Award) are, or would have been, directly impacted by the restatement, including, without limitation, (i) securing (or causing to be secured) repayment of all or a portion of any amounts paid, distributed or deferred (including, without limitation, dividends or Dividend Equivalents and/or consideration received upon the sale of Shares that were acquired pursuant to the vesting, settlement or exercise of a Prior Award), (ii) granting additional Awards or making (or causing to be made) additional payments or distributions (or crediting additional deferrals) with respect to Prior Awards, (iii) rescinding vesting (including accelerated vesting) of Outstanding Awards and/or (iv) causing the forfeiture of Outstanding Awards. The Committee may, in its sole discretion, take different actions pursuant to this Article 20 with respect to different Awards, different Participants (or beneficiaries) and/or different classes of Awards or Participants (or beneficiaries). The Committee has no obligation to take any action permitted by this Article 20. The Committee may consider any factors it chooses in taking (or determining whether to take) any action permitted by this Article 20, including, without limitation, the following:

   (A) The reason for the restatement of the financial statements;

   (B) The amount of time between the initial publication and subsequent restatement of the financial statements; and

   (C) The Participant's current employment status, and the viability of successfully obtaining repayment.

If the Committee requires repayment of all or part of a Prior Award, the amount of repayment shall be determined by the Committee based on the circumstances giving rise to the restatement. The Committee shall determine whether repayment shall be effected (i) by seeking repayment from the Participant, (ii) by reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be provided to the Participant under any compensatory plan, program or arrangement maintained by the Company or any of its affiliates, (iii) by withholding payment of future increases in compensation (including the payment of any discretionary bonus amount) or grants of compensatory awards that would otherwise have been made in accordance with the Company's otherwise applicable compensation practices, or (iv) by any combination of the foregoing. Additionally, by accepting an Award under the Plan, Participants acknowledge and agree that the Committee may take any actions permitted by this Article 20 with respect to Outstanding Awards to the extent repayment is to be made pursuant to another plan, program or arrangement maintained by the Company or any of its affiliates.

## Article 21. Code Section 409A Compliance

To the extent applicable, it is intended that this Plan and any Awards granted hereunder comply with the requirements of Section 409A of the Code and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service ("Section 409A"). Any provision that would cause the Plan or any Award granted hereunder to fail to satisfy Section 409A shall have no force or effect until amended to comply with Section 409A, which amendment may be retroactive to the extent permitted by Section 409A.

(This page has been left blank intentionally.)

# EXHIBIT B

## Towers Perrin's 2008 General Industry Executive Compensation Database

3M
7-Eleven
A&P
A.H. Belo
A.T. Cross
AAA Northern California, Utah & Nevada
AAA of Science
AARP
Abbott Laboratories
ABC
Abercrombie & Fitch
Accenture
ACH Food
adidas America
Advance Publications
Advanced Medical Optics
Advanced Micro Devices
Aegon USA
Aerojet
Aetna
AFLAC
Agilent Technologies
AGL Resources
Agrium U.S.
AIG
Air Products and Chemicals
Alcatel-Lucent
Alcoa
Alexander & Baldwin
Allbritton Communications – KATV
Allegheny Energy
Allergan
Allete
Alliant Energy
Alliant Techsystems
Allianz
Allstate
ALM
Alstom Power
Altria Group
Amazon.com
Ameren
American Airlines
American Crystal Sugar
American Electric Power
American Family Insurance
American Transmission
American United Life
American Water Works
Ameriprise Financial
Ameritrade
Ameron
AMETEK
Amgen
Anadarko Petroleum
Anchor Danly
Ann Taylor Stores
APL
Applera
Appleton Papers
Applied Materials
ARAMARK
Arby's Restaurant Group
Archer Daniels Midland
Arclin USA
Areva NP
Armstrong World Industries
Arrow Electronics
Arysta LifeScience North America
Ashmore Energy International
Associated Banc-Corp
AstraZeneca
AT&T
Austria Microsystems
Auto Club Group
Automatic Data Processing
Avaya
Avis Budget Group
Avista
Avon
AXA Equitable
B&W Y-12
BAE Systems
Ball
Banco do Brasil
Bank of America
Bank of the West
Barr Pharmaceuticals
Barrick Gold of North America
Baxter International
Bayer
Bayer CropScience
BB&T
bebe stores
Beckman Coulter
BELCO Holdings
Belo
BG US Services
BIC
Big Lots
Biogen Idec
Bio-Rad Laboratories
Black Hills
Blockbuster
Blue Cross Blue Shield of Florida
Blue Shield of California
Blyth
Bob Evans Farms
Boehringer Ingelheim
Boeing
Bombardier Transportation
Booz Allen Hamilton
Boston Scientific
Bovis Lend Lease
Boy Scouts of America
BP
Bracco Diagnostics
Brady
Bremer Financial
Bristol-Myers Squibb
Building Materials Holding
Bunge
Burger King
Burlington Northern Santa Fe
Bush Brothers
CA
Cablevision Systems
California Independent System Operator
Calpine
Cameron International
Campbell Soup
Capital Blue Cross
Capital One Financial
Capitol Broadcasting – WRAL
Cardinal Health
Cargill
Carlson Companies
Carpenter Technology
CashNetUSA
Catalent Pharma Solutions
Caterpillar
Catholic Healthcare West
CB Richard Ellis Group
Cedar Rapids TV – KCRG
Celgene
CenterPoint Energy
Centex
Century Aluminum
Cephalon
Ceridian
CH2M Hill
Chanel
Cheniere Energy
Chesapeake
Chevron
Chicago Mercantile Exchange
Chiquita Brands
Choice Hotels International
Chrysler
CHS
CIGNA
Cisco Systems
CIT Group
CITGO Petroleum
Citizens Bank
City Public Service
Cleco
CMS Energy
CAN
COACH
Cobank
Coca-Cola
Colgate-Palmolive
Colorado Springs Utilities
Columbia Sportswear
Columbian Financial Group
Comerica
Commerce Insurance
Compass Bancshares
Connell
ConocoPhillips
Consolidated Edison
Constellation Energy
Continental Automotive Systems
Convergys
Corning
Corporate Executive Board
Corporate Express US
Covidien
Cox Enterprises

Crown Castle
CSX
Cubic
Cullen/Frost Bankers
CUNA Mutual
Curtiss-Wright
Cushman & Wakefield
CVS Caremark
Daiichi Sankyo
Daimler Trucks North America
Dannon
Day & Zimmerman
DCP Midstream
De Lage Landen Financial Services
Dean Foods
Delphi
Deluxe
DENSO
Dentsply
Devon Energy
Diageo North American
Direct Energy
Discovery Communications
Dispatch Broadcast Group – WBNS
Dominion Resources
Donaldson
Dow Chemical
Dow Jones
Duke Energy
DuPont
Dynegy
E.ON U.S.
E.W. Scripps
Eastman Chemical
Eastman Kodak
Eaton
eBay
Ecolab
EDS
Eisai
El Paso Corporation
Electric Power Research Institute
Eli Lilly
Elsevier Science
Embarq
EMC
EMCOR Group
Emerson
Enbridge Energy
Endo Pharmaceuticals
Energen
Energy Future Holdings
Energy Northwest
Entergy
EPCO
Equifax
Equity Office Properties
Erie Insurance
Ernst & Young
ESRI
Essilor of America
Evening Post Publishing – KOAA
Evergreen Packaging
Exelon
Exterran
ExxonMobil
Fairchild Controls
Fannie Mae
FANUC Robotics America
Farmers Group
Federal Home Loan Bank of
San Francisco
Federal Reserve Bank of Cleveland
Federal Reserve Bank of Dallas
Federal Reserve Bank of Philadelphia
Federal Reserve Bank of San Francisco
Federal Reserve Bank of St. Louis
Federal-Mogul
Ferrellgas
Ferrero USA
Fidelity Investments
Fifth Third Bancorp
FINRA
Fireman's Fund Insurance
First Horizon National
FirstEnergy
Fiserv
Fleetwood Enterprises
Flint Group USA
Fluor
Ford
Forest Laboratories
Fortune Brands
Forum Communications – WDAY
Fox Networks Group
FPL Group
Freddie Mac
Freedom Communications
Freeport-McMoRan Copper & Gold
G&K Services
Gannett
Gap
Gates
GATX
GE Healthcare
Genentech
General Atomics
General Dynamics
General Mills
General Motors
Genworth Financial
Genzyme
GEO Group
Getty Images
GlaxoSmithKline
Global Crossing
Goodrich
Gorton's
Great-West Life Annuity
Greif
GS1
GTECH
Guaranty Bank
Guardian Life
Guideposts
GXS
H.B. Fuller
Hanesbrands
Hannaford
Harland Clarke
Harley-Davidson
Harman International Industries
Harris
Harris Bank
Harris Enterprises
Harry Winston
Hartford Financial Services
Hasbro
Hawaiian Electric
Hayes Lemmerz
HBO
HCA Healthcare
Health Care Services
Health Net
Healthways
Henry Schein
Hercules
Herman Miller
Hershey
Hertz
Hess
Hewlett-Packard
Hexion Specialty Chemicals
HNI
HNTB
Hoffmann-La Roche
Hologic
Honeywell
Hormel Foods
Hospira
Hot Topic
Houghton Mifflin
HSBC North America
Hubbard Broadcasting
Humana
Hunt Consolidated
Huntington Bancshares
Hyatt Hotels
IAC/InterActive
IBM
IDACORP
Idearc Media
IDEX
IKON Office Solutions
IMS Health
Independence Blue Cross
IndyMac
ING
Integrys Energy Group
Intel
International Flavors & Fragrances
International Game Technology
International Paper
Interstate Bakeries
Invensys Controls
Invitrogen
ION Geophysical
Iron Mountain
Irvine Company
Irving Oil
Irwin Financial
Itochu International
J. Crew
J.C. Penney Company
J.M. Smucker
J.R. Simplot
Jack in the Box
Jacobs Engineering
JEA
JM Family
John Hancock

Johns-Manville
Johnson & Johnson
Johnson Controls
Joint Commission
Jostens
Kaiser Foundation Health Plan
Kaman Industrial Technologies
KCTS Television
Kellogg
Kennametal
Kerzner International
KeyCorp
Kimberly-Clark
Kindred Healthcare
King Pharmaceuticals
Kiplinger
KLA-Tencor
Knight
Koch Industries
Kohler
Kohl's
Kroger
L.L. Bean
L-3 Communications
Lafarge North America
Land O'Lakes
Leggett and Platt
Lenovo
Level 3 Communications
Levi Strauss
LexisNexis
Lexmark International
LG Electronics USA
Liberty Mutual
Limited
Lincoln Financial
Lockheed Martin
Loews
Logitech
LOMA
Longs Drug Stores
Lord
Lorillard Tobacco
Lower Colorado River Authority
Luck Stone
M&T Bank
Magellan Midstream Partners
Makino
Marathon Oil
Marriott International
Marsh
Marshall & Ilsley
Martin Marietta Materials
Mary Kay
Masco
Massachusetts Mutual
MasterCard
Mattel
Mazda North American Operations
McClatchy
McDermott
McDonald's
McGraw-Hill
McKesson
MDS Pharma Services
MDU Resources
MeadWestvaco
Medco Health Solutions
Media General
Medtronic
Mellon Financial
Merck
Mercury Insurance
MessageLabs
Metavante Technologies
MetLife
MetroPCS Communications
MGE Energy
Micron Technology
Microsoft
Millennium Pharmaceuticals
Millipore
Mirant Corporation
MOL America
Molson Coors Brewing
Monaco Coach
MoneyGram International
Monsanto
Morgan Murphy Stations – WISC
Motorola
Mountain America
Mueller Water Products
Munich Re America
Nalco
Nash-Finch
National CineMedia
National Geographic Society
National Renewable Energy Laboratory
National Semiconductor
National Starch & Chemical
Nationwide
Navistar International
NCCI Holdings
NCR
Neoris USA
Nestle USA
New York Life
New York Power Authority
New York Times
Nicor
NIKE
Nokia
Noranda Aluminum
Norfolk Southern
Nortel Networks
Northeast Utilities
Northrop Grumman
NorthWestern Energy
Northwestern Mutual
Novartis Consumer Health
Novartis Pharmaceuticals
Novo Nordisk Pharmaceuticals
Novus Print Media Network
NRG Energy
NSTAR
NW Natural
NXP Semi-Conductor
Nycomed US
Nypro
Oak Ridge National Laboratory
Occidental Petroleum
OGE Energy
Omaha Public Power
Omnova Solutions
OneBeacon Insurance
Open Text
Optos North America
Oshkosh Truck
Otter Tail
Owens Corning
Owens-Illinois
Pacific Gas & Electric
Pacific Life
PacifiCorp
Panasonic of North America
Parker Hannifin
Parsons
Pearson Education
People's Bank
Pepco Holdings
PepsiAmericas
PepsiCo
PerkinElmer
PetSmart
Pfizer
Phillips-Van Heusen
Phoenix Companies
Pinnacle West Capital
Pitney Bowes
PJM Interconnection
Plexus
Plymouth Rock Assurance
PMC-Sierra
PMI Group
PNC Financial Services
PNM Resources
PolyOne
Popular
Portland General Electric
Potash
PPG Industries
PPL
Praxair
Principal Financial
Pro-Build Holdings
Progress Energy
Progressive
Providence Health System
Prudential Financial
Public Service Enterprise Group
Puget Energy
Pulte Homes
Purdue Pharma
QUALCOMM
Quebecor World – US
Quintiles
Qwest Communications
R.R. Donnelley
Ralcorp Holdings
Raley's Superstores
Rayonier
RBC Dain Rauscher
Reader's Digest
Reed Business Information
Reed Elsevier
Reed Exhibitions
Regions Financial
Reliant Resources
Revlon
Reynolds American
RF Micro Devices

RGA Reinsurance Group of America
Rich Products
Rio Tinto
Robert Bosch
Roche Diagnostics
Roche Palo Alto
Rockwell Automation
Rockwell Collins
Rohm and Haas
Rolls-Royce North American
Ryder System
S.C. Johnson
Safety-Kleen Systems
SAIC
Salt River Project
Sanofi Pasteur
Sanofi-Aventis
Sara Lee
Sarkes Tarzian – KTVN
Sarkes Tarzian – WRCB
SAS Institute
SCA Americas
SCANA
Schering-Plough
Schlumberger
Schneider Electric
Scholastic
Schreiber Foods
Schurz – KYTV
Schurz – WAGT
Schwan's
Scotts Miracle-Gro
Seagate Technology
Sealed Air
Securian Financial Group
Securitas Security Services USA
Sempra Energy
SENCORP
Sensata Technologies
SES Global
Shaw Industries
Shell Oil
Sherwin-Williams
Shire Pharmaceuticals
Siemens
Sigma-Aldrich
Sinclair Broadcast Group
Sirius Satellite Radio
SLM
Smith & Nephew
Smiths Detection
Smurfit-Stone Container
Sodexho
Solvay Pharmaceuticals
Sonoco Products
Sony Corporation of America
Sony Ericsson Mobile Communications
South Financial Group
Southern Company Services
Sovereign Bancorp
Spectra Energy
Spirit AeroSystems
Springs Global US
Sprint Nextel
Stanford University
Stantec
Staples
Starbucks
Starwood Hotels & Resorts
State Farm Insurance
State Street
Steelcase
Sterling Bancshares
Stewart & Stevenson
STP Nuclear Operating
SUEZ Energy North America
Sun Life Financial
Sunbeam Television – WHDH
SunGard Data Systems
Sunoco
SunTrust Bank
SuperValu Stores
SVB Financial
Swift Newspapers
Sybron Dental Specialties
Syngenta Crop Protection
Synovus
Takeda Pharmaceutical
Targa Resources
Target
Taubman Centers
TD Banknorth
TeleTech Holdings
Tellabs
Temple-Inland
Tenet Healthcare
Tennessee Valley Authority
Teradata
Terex
Terra Industries
Tesoro
Texas Instruments
Textron
Thomas & Betts
Thomson Reuters Markets Division Americas
Thrivent Financial for Lutherans
TIAA-CREF
Time Warner
Time Warner Cable
Timex
T-Mobile
Toro
Trane
Trans Union
TransCanada
Travelers
Travelport
Tribune
Tupperware
Twin Cities Public Television – TPT
Tyco Electronics
U.S. Bancorp
U.S. Foodservice
UCB
UIL Holdings
Ulticom
Underwriters Laboratories
Unifi
Unilever United States
Union Bank of California
Union Pacific
Uni-Select USA
UniSource Energy
Unisys
United Airlines
United Rentals
United States Cellular
United Technologies
United Water Resources
UnitedHealth
Unitil
Universal Studios Orlando
University of Texas – M.D. Anderson Cancer Center
Univision Communications
Unum Group
USAA
USG
Valero Energy
Vanguard
Verizon
Viacom
Virgin Mobile USA
Visa USA
Visiting Nurse Service
Vistar
Visteon
Volvo Group North America
Voyager Learning Company
Vulcan
Vulcan Materials
Wachovia
Wackenhut Services
Walt Disney
Warnaco
Washington Mutual
Washington Savannah River
Waste Management
Webster Bank
Wellcare Health Plans
Wellpoint
Wells Fargo
Wendy's International
Westar Energy
Western Digital
Westinghouse Electric
Whirlpool
Whole Foods Market
Williams Companies
Wisconsin Energy
Wm. Wrigley Jr.
Wolters Kluwer US
Wray Edwin – KTBS
Wyeth
Wyndham Worldwide
Xcel Energy
Xerox
Yahoo!
Young Broadcasting – KRON
Yum! Brands
Zale
Zimmer Holdings
Zurich North America

### Towers Perrin's 2008 Energy Industry Executive Compensation Database

AGL Resources
Allegheny Energy
Allete
Alliant Energy
Ameren
American Electric Power
American Transmission
Areva NP
Ashmore Energy International
Avista
BG US Services
Black Hills
CMS Energy
California Independent System Operator
Calpine
CenterPoint Energy
Cheniere Energy
City Public Service
Cleco
Colorado Springs Utilities
Consolidated Edison
Constellation Energy
DCP Midstream
Dominion Resources
Duke Energy
Dynegy
E.ON U.S.
EPCO
Edison International
El Paso Corporation
Electric Power Research Institute
Enbridge Energy
Energen
Energy Future Holdings
Energy Northwest
Entergy
Exelon
FPL Group
FirstEnergy
Hawaiian Electric
IDACORP
Integrys Energy Group
JEA
Knight
Lower Colorado River Authority
MDU Resources
MGE Energy
Mirant Corporation
NRG Energy
NSTAR
NW Natural
New York Power Authority
Nicor
NorthWestern Energy
Northeast Utilities
OGE Energy
Omaha Public Power
Otter Tail
PJM Interconnection
PNM Resources
PPL
PacifiCorp
Pacific Gas & Electric
Pepco Holdings
Pinnacle West Capital
Portland General Electric
Progress Energy
Public Service Enterprise Group
Puget Energy
Reliant Resources
SCANA
STP Nuclear Operating
SUEZ Energy North America
Salt River Project
Seminole Energy Services
Sempra Energy
Southern Company Services
Southern Union Company
Spectra Energy
Targa Resources
Tennessee Valley Authority
TransCanada
UIL Holdings
UniSource Energy
Unitil
Westar Energy
Williams Companies
Wisconsin Energy
Wolf Creek Nuclear
Xcel Energy

### Effective Compensation, Inc.'s 2008 Oil & Gas Compensation Survey

Aera Energy Services Company
Alta Mesa Holdings
Altex Energy Corporation
Approach Resources Inc.
Aramco Services Company
Ascent Operating, LP
Aspect Energy, LLC
BEPCO, L.P.
Berry Petroleum Company
Bill Barrett Corporation
BreitBurn Energy Partners LP
Brigham Exploration Company
Browning Oil Company, Inc.
BTA Oil Producers, LLC
Cabot Oil & Gas Corporation
Cano Petroleum, Inc.
CDX Gas, LLC
Ceja Corporation
Chaparral Energy, Inc.
Chesapeake Energy Corporation
Cimarex Energy Co.
Cohort Energy Company
Comstock Resources, Inc.
Continental Resources, Inc.
Crimson Exploration, Inc.
Dart Oil & Gas
Delta Petroleum Corporation
Denbury Resources Inc.
Devon Energy
Dominion Exploration & Production
Duncan Oil Properties, Inc./Walter Duncan, Inc.
Ellora Energy
EnCana Oil & Gas (USA) Inc.
Encore Acquisitions Company
Energen Resources
Energy Partners, Ltd.
Eni Operating Co. Inc.
Equitable Resources, Inc- Equitable Supply
Fasken Oil and Ranch, Ltd.
Fidelity Exploration & Production Company
FIML Natural Resources
Forest Oil Corporation
Fortuna Energy, Inc.
GMT Exploration
GMX Resources Inc.
Goodrich Petroleum Corporation
Great Western Drilling Company
Harvest Natural Resources, Inc.
Headington Oil Company, L.P.
Henry Petroleum LP
Hilcorp Energy Company
Hunt Oil Company
Hunt Petroleum Corporation
J. M. Huber Corporation – Energy Sector
Kinder Morgan CO2 Company, L.P.
Lake Ronel Oil Company
Leed Petroleum LLC (formerly Darcy Energy)
Linn Energy, LLC
Mariner Energy, Inc.
Maritech Resources
McElvain Oil and Gas Properties, Inc.
McMoran Oil and Gas Company
Medco Energi US LLC
Mewbourne Oil Company
Mustang Fuel Corporation
Nearburg Producing Company
Newfield Exploration Company
Nexen Petroleum U.S.A. Inc.
Noble Energy, Inc.
Panhandle Oil and Gas Inc.
Penn Virginia Oil & Gas
Petro-Canada Resources (USA) Inc
Petrohawk Energy Corporation
Petro-Hunt, LLC
Petroleum Development Corporation
PetroQuest Energy LLC
Petsec Energy Inc.
Pioneer Natural Resources USA, Inc.
Plains Exploration & Production Company
Quantum Resources Management, LLC
Questar Market Resources Group
Quicksilver Resources Inc.
Range Resources Corporation
Read and Stevens, Inc.
Repsol Services Company
Rex Energy Operating Corp.
Rosetta Resources Inc.

Samson
SandRidge Energy, Inc.
Seneca Resources Corporation
Sheridan Production Company
Sinclair Oil and Gas Company
Southwestern Energy Production Company
St. Mary Land & Exploration Company
Stone Energy Corporation
Summit Petroleum LLC
Swift Energy Operating, LLC
T-C Oil Company
Tema Oil and Gas Company
Texas Petroleum Investment Company
Thums Long Beach Company
TOTAL E&P USA, INC.
Triad Energy Corporation
TXCO Resources, Inc.
Ultra Petroleum Corp.
Vanco Energy Company
Vantage Energy L.L.C.
Venoco, Inc.
Vernon E. Faulconer, Inc.
Wagner & Brown, Ltd.
Ward Petroleum Corporation
Western Production Company
Weyerhaeuser Company
Whiting Petroleum Corporation
Williams
Woodside Energy (USA) Inc
Wynn-Crosby
XTO Energy, Inc.
Yuma Exploration and Production Company, Inc.

## Mercer's 2008 Total Compensation Survey for the Energy Sector

Abraxas Petroleum Corporation
Aera Energy Services Company
AGL Resources
AGL Resources – Sequent Energy Management
Alliance Pipeline, Inc.
Alliance Pipeline, Inc. – Aux Sable Liquid Products
Ameren Corporation
American Transmission Company
Anadarko Petroleum Corporation
Apache Corporation
Arch Coal, Inc
Aspect Energy, LLC
Aspect Energy, LLC – Aspect Abundant Shale LP
Aspect Energy, LLC – HHE
Associated Electric Cooperative, Inc.
Baker Hughes, Inc.
Baker Hughes, Inc. – Baker Atlas
Baker Hughes, Inc. – Baker Hughes Business Support Services
Baker Hughes, Inc. – Baker Hughes Drilling Fluids
Baker Hughes, Inc. – Baker Hughes Inteq
Baker Hughes, Inc. – Baker Oil Tools
Baker Hughes, Inc. – Baker Petrolite
Baker Hughes, Inc. – Centrilift
Baker Hughes, Inc. – Hughes Christensen
Baker Hughes, Inc. – Production Quest
Basic Energy Services
Black Stone Minerals Company, LLP
Boart Longyear
Brigham Exploration Company
Cameron International
Cameron International – Compression Systems
Cameron International – Drilling and Production Systems
Cameron International – Valves & Measurement
Carrizo Oil & Gas, Inc.
CCS Income Trust – Energy Services
CDX Gas, LLC
CenterPoint Energy
CGGVeritas
Chesapeake Energy Corporation
Chesapeake Energy Corporation – CEMI
Chesapeake Energy Corporation – Chesapeake App
Chesapeake Energy Corporation – Compass
Chesapeake Energy Corporation – Diamond Y
Chesapeake Energy Corporation – Great Plains
Chesapeake Energy Corporation – Hodges
Chesapeake Energy Corporation – Midcon
Chesapeake Energy Corporation – Nomac
Chesapeake Energy Corporation – Yost
Chief Oil & Gas, LLC
CHS Inc. – Energy
Cimarex Energy Company
Cinco Natural Resources Corporation
Citation Oil & Gas Corp.
CITGO Petroleum Corporation
Cleco Corporation
COG Operating, LLC
Colonial Group, Inc.
Conectiv Energy
Constellation Energy Group, Inc. – Constellation Energy Resources
Core Laboratories
CPS Energy
Crosstex Energy Services
DCP Midstream, LLC
Det Norske Veritas US
Devon Energy
Diamond Offshore Drilling, Inc.
Dominion Resources, Inc.
Dominion Resources, Inc. – Dominion Energy
Dominion Resources, Inc. – Dominion Generation
Dominion Resources, Inc. – Dominion Virginia Power
Dresser-Rand Company
Dresser-Rand Company – Dresser-Rand Product Services
Dresser-Rand Company – Field Operations
Dresser-Rand Company – NAO
Dresser-Rand Company – New Equipment Company
Duke Energy
Duke Energy – Commercial Power
Duke Energy – US Franchised Electric and Gas
Duquesne Light Holdings, Inc.
Dynegy, Inc.
DynMcDermott Petroleum Operations
E.ON U.S.
Edge Petroleum Corporation
Edison Mission Energy
El Paso Corporation
El Paso Corporation – Exploration and Production
El Paso Corporation – Pipeline Group
Enbridge Energy Partners, LP
EnCana Oil & Gas (USA) Inc.
Energen Corporation – Energen Resources Corporation
Energy Future Holdings – Luminant
Energy Future Holdings – Luminant Energy
Energy Future Holdings Corporation
Energy Future Holdings Corporation – Oncor
Energy Partners, Ltd.
EnergySouth, Inc.
EnergySouth, Inc. – Bay Gas Storage
EnergySouth, Inc. – EnergySouth Midstream, Inc
EnergySouth, Inc. – Mobile Gas Service, Corporation
Enerplus Resources Fund – Enerplus Resources (USA) Corporation
EnerVest Management Partners, Ltd.
Eni US Operating Company, Inc.
ENSCO International, Inc.
ENSCO International, Inc. – North & South America Business Unit
Ensign United States Drilling, Inc.
Ensign United States Drilling, Inc. – California
Ensign United States Drilling, Inc. – Ensign Well Services, Inc.
Entegra Power Services, LLC
EOG Resources, Inc
Explorer Pipeline Company
Exterran
Fasken Oil and Ranch, Ltd.
Forest Oil Corporation
Fortuna Energy Inc.
FX Energy, Inc.
FX Energy, Inc. – FX Drilling Company, Inc.
GE Oil & Gas CONMEC LLC
GE Oil & Gas Operations LLC
Geokinetics
GeoMet, Inc.
Global Industries
Halliburton Company
Hallwood Petroleum, LLC
Helmerich & Payne, Inc.
Hess Corporation
HighMount E&P
Holly Corporation
Hunt Oil Company
Information Handling Services (IHS)
ION Geophysical Corporation
Jacksonville Electric Authority
KCPL

PROXY

Kinder Morgan, Inc.
Lario Oil & Gas Company
Legacy Reserves, LP
Mack Energy Co.
Maersk, Inc. – Maersk Oil America
Maersk, Inc. – Moller Supply Company
Magellan Midstream Holdings, LP
Magellan Midstream Holdings, LP – Pipeline Operations
Magellan Midstream Holdings, LP – Terminal Services
Magellan Midstream Holdings, LP – Transportation
MCN Energy Enterprises
MCX Exploration(USA), Ltd.
MDU Resources Group, Inc.
MDU Resources Group, Inc. – Montana Dakota Utilities
MDU Resources Group, Inc. – WBI Holdings, Inc.
Mestena Operating, Ltd.
Mirant Corp
MitEnergy Upstream LLC
Murphy Oil Corporation
NATCO Group, Inc.
NATCO Group, Inc. – BTO
NATCO Group, Inc. – S&T
Nexen, Inc. – Nexen Petroleum USA, Inc.
Nippon Oil Exploration USA Ltd
NiSource Inc. – Bay State Gas Company
NiSource Inc. – Columbia Gas of Ohio
NiSource Inc. – Columbia Gas of Pennsylvania
NiSource Inc. – Columbia Gas of Virginia
NiSource Inc. – NiSource Corporate Services Co
NiSource Inc. – Northern Indiana Fuel & Light
NiSource Inc. – Northern Indiana Public Service Co
NiSource Inc. – Northern Utilities, Inc
NiSource Inc. – Transmission Corp
Noble Corporation
Noble Corporation – Noble Drilling Services, Inc.
Noble Energy, Inc.
North Coast Energy, Inc.
Nustar Energy LP
Oceaneering International, Inc.
Oceaneering International, Inc. – Americas
Oceaneering International, Inc. – Multiflex
Oceaneering International, Inc. – OIE
OGE Energy Corp
OGE Energy Corp – Enogex
ONEOK, Inc.
ONEOK, Inc. – Kansas Gas Service Division
ONEOK, Inc. – Oklahoma Natural Gas Division
ONEOK, Inc. – ONEOK Partners
ONEOK, Inc. – Texas Gas Services Division
Osage Resources, LLC
Osage Resources, LLC – D & B Drilling, LLC
PacifiCorp
Parallel Petroleum Corporation
Parker Drilling Company
Pepco Holdings, Inc.
Petro-Canada – Petro-Canada Resources (USA)
Petron Resources
PII North America, Inc.
Pioneer Natural Resources
PJM Interconnection
Plains Exploration & Production Company
PPL Corporation
Pride International
Questar Market Resources
Quicksilver Resources Inc.
R. Lacy, Inc.
R. Lacy, Inc. – Lacy Operations, Ltd
Regency Gas Services
Renaissance Alaska, LLC
Resolute Natural Resources Company
RKI Exploration & Production, LLC
Rosewood Resources, Inc.
Rosewood Resources, Inc. – Advanced Drilling Technologies
Rowan Companies, Inc.
SAIC
SCANA Corporation
SCANA Corporation – Carolina Gas Transmission
SCANA Corporation – PSNC Energy (Public Service Company of North Carolina, Inc.)
SCANA Corporation – SCE&G (South Carolina Electric and Gas Company)
Schlumberger Oilfield Services
Seneca Resources Corporation
Seneca Resources Corporation – Bakersfield
Seneca Resources Corporation – Williamsville
Shaw – Bredero Shaw LLC
Shaw – Shaw Pipe Protection LLP
Southern Company
Southern Company – Georgia Power
Southern Company – Gulf Power Company
Southern Company – Mississippi Power Company
Southern Company – SouthernLINC
Southern Union Company
Southern Union Company – Missouri Gas Energy
Southern Union Company – New England Gas
Southern Union Company – Panhandle Energy
Southern Union Gas Services
Southern Ute Tribe dba Red Willow Production Co
Southwest Gas Corporation
Southwestern Energy Company
Sprague Energy Corp
Superior Natural Gas Corporation
Tellus Operating Group, LLC
The Williams Companies, Inc.
The Williams Companies, Inc. – E&P
The Williams Companies, Inc. – Midstream
The Williams Companies, Inc. – Williams Gas Pipeline (WGP)
Thums Long Beach Company
TransCanada
TransCanada – Gas Transmission Northwest (GTN)
TransCanada – Northern Border Pipeline
TransCanada – US Pipeline Central
Transocean
TXCO Resources, Inc.
TXCO Resources, Inc. – Output Acquisition Corp.
TXCO Resources, Inc. – Texas Tar Sands, Inc.
TXCO Resources, Inc. – TXCO Drilling Corp.
TXU Corporation – TXU Energy Retail
Ultra Petroleum Corp.
Unit Corporation
Unit Corporation – Superior Pipeline Company, LLC
Unit Corporation – Unit Drilling Company
Unit Corporation – Unit Petroleum Company
Vanco Energy Company
Venoco, Inc.
Verado Energy, Inc.
Washington Gas
Weatherford
Wells Fargo & Company – Wholesale Banking
Woodside Energy (USA) Inc.
Xcel Energy, Inc.
XTO Energy, Inc.

## Watson Wyatt's 2008/2009 Top Management Compensation Survey

3M Company
A N Ansay & Associates
A O Smith Corporation
AAA
AAF McQuay International
ABB, Inc.
Abbott Laboratories
Abercrombie & Fitch Company
Accor North America
ACI Worldwide
Acme Industries
ACT Teleconferencing
The Actors Fund of America
Acuity
ACUMED LLC
ADC Telecommunications
A-dec, Inc.
Adobe Systems Incorporated
ADTRAN Incorporated
Advance Auto Parts, Inc.
Advanced Measurement Technology, Inc.
Advanced Micro Devices, Inc.
Adventist Health Systems
Aegon USA
Aeronix, Inc.
AET
Aetna, Inc.

PROXY

Affiliated Computer Services, Inc.
Affinity Plus Federal Credit Union
AFLAC Incorporated
AGC Houston
AGCO Corporation
AgFirst
Agilent Technologies, Inc.
AGL Resources, Inc.
AgriBank
Ahlstrom Windsor Locks LLC
AIG
Airlines Reporting Corporation
AK Steel Holding Corporation
Akamai Technologies, Inc.
Albemarle Corporation
Alcoa, Inc.
Aleris International, Inc.
Alfa Laval, Inc.
Allegheny County Sanitary Authority
Allegheny Energy, Inc.
Allegheny Technologies Incorporated
Allergan, Inc.
Alliance Laundry Systems
Alliant Energy
Allied Building Products Corporation
Allied Waste Industries, Inc.
The Allstate Corporation
ALON USA Energy, Inc.
ALSAC St. Jude's Children Research Hospital
ALTERA Corporation
Altria Group, Inc.
Amalgamated Bank of New York
Amazon.com, Inc.
Ambac Financial Group, Inc.
Ameren Corporation
American Axle & Manufacturing Holdings, Inc.
American Cancer Society, Inc.
American Capital Strategies
American Casino & Entertainment Properties
American Dehydrated Foods, Inc.
American Electric Power Company, Inc.
American Enterprise
American Express Company
American Family Insurance
American Financial Group
American Greetings Corporation
American Home Mortgage Investment Company
American Medical Association
American Standard Companies, Inc.
American Superconductor
American Tower Corporation
American University
American Water
AMERIGROUP Corporation
AmeriPride Services, Inc.
Ameriprise Financial, Inc.
AmerisourceBergen Corporation
Ameristar Casinos
Ames True Temper
Amgen, Inc.
Amphenol Corporation
AMR Corporation
Amtrak
AmTrust Bank
Anadarko Petroleum Corporation
Analog Devices, Inc.
Andersen Corporation
Anheuser-Busch Companies, Inc.
Anixter International Inc.
AnnTaylor Stores Corporation
The Antioch Company
Aon Corporation
Apache Corporation
Apartment Investment and Management
Apollo Group
Apple, Inc.
Applied Materials, Inc.
ARAMARK Corporation
Arch Capital Group, Ltd.
Arch Coal, Inc.
Archer Daniels Midland Company
Archstone-Smith
The Arizona Republic
Arkansas Foundation for Medical Care
Arrow Electronics, Inc.
Asbury Automotive Group, Inc.
Ascension Parish School Board
ASCO – Value
ASRC Federal Holding Company
Asset Marketing Service, Inc.
Associated Industries of Massachusetts
Assurant Health
Assurant, Inc.
Asurion Corporation
Aurora Healthcare
The Auto Club Group
Autodesk, Inc.
Autoliv North America, Inc.
Automatic Data Processing
Automobile Club of Southern California
AutoNation, Inc.
Avalonbay Communities, Inc.
Aveda Corporation
Avery Dennison Corporation
Aviall, Inc.
Avis Budget Car Rental Group
Avista Corporation
Avon Products, Inc.
Axis Capital Holdings
B Braun Medical, Inc.
B/E Aerospace, Inc.
Babson College
Baker Hughes Incorporated
Ball Corporation
Bank of America Corporation
The Bank of New York Mellon Corporation
BankAtlantic
Bankers Bank
Banner Engineering Corporation
Baptist Health
Baptist Health System
Barilla America, Inc.
Barloworld Handling
Barnes & Noble, Inc.
Barr Pharmaceuticals, Inc.
Basler Electric Company
Baxter International, Inc.
Baylake Bank
Baylor College of Medicine
Baylor Health Care System
BB&T Corporation
BDO Seidman, LLP
Bechtel Systems & Infrastructure, Inc.
Beckman Coulter, Inc.
Belk, Inc.
Bemis Company, Inc.
Bemis Manufacturing Company
Benchmark Electronics, Inc.
Bendix
The Bergquist Company
Berwick Offray LLC
Best Buy Co., Inc.
Big Lots, Inc.
Biogen Idec, Inc.
Bioscrip, Inc.
BJ's Wholesale Club, Inc.
The Black & Decker Corporation
Black & Veatch, Inc.
BlackRock, Inc.
Blaze Recycling & Metals LLC
Blockbuster Entertainment
Blue Cross & Blue Shield of Arizona
Blue Cross & Blue Shield of Louisiana
Blue Cross & Blue Shield of South Carolina
Blue Cross of Northeastern Pennsylvania
BlueLinx Holdings, Inc.
Board of Governors of the Federal Reserve System
Bob Evans Farms
The Boeing Company
Borders Group, Inc.
BorgWarner, Inc.
Boston Market Corporation
Boston Properties, Inc.
Boston Scientific Corporation
Boyd Gaming Corporate
Brady Corporation
The Brink's Company
Bristol Myers Squibb Company
Broadcom Corporation
Broadlane, Inc.
Brown Shoe Company, Inc.
Brownells, Inc.
Brown-Forman Corporation
Brunswick Corporation
Bryant University
BSH Home Appliances Corporation
Buffets, Inc.
Builders FirstSource, Inc.
Builders Insurance Group
Building Materials Holding Corporation
Bunge, Ltd.
Burlington Northern Sante Fe Corporation
C H Robinson Worldwide, Inc.
C R Bard, Inc.
Cabela's Incorporated
Cablevision
Caelum Research Corporation
Calibre Systems
California Casualty Management Company
California Dental Association
California Water Service Company
Camcraft
Cameron International Corporation
Canyon Ranch
Capital One Financial Corporation

Capital Southwest Corporation
CareFirst BlueCross BlueShield
Carleton Life Support Systems
Carlisle Companies, Inc.
Carlson Companies, Inc.
Carlson Systems Corporation
CarMax, Inc.
Carnival Corporation
Carpenter Technology Corporation
Casino Arizona
Caterpillar, Inc.
CB Richard Ellis
CBS Corporation
CDM
CDW Corporation
CEC Entertainment, Inc.
Celanese Americas Corporation
Celgard, Inc.
Celgene Corporation
Cell Therapeutics, Inc.
Celtic Insurance
CEMEX, Inc.
Centene Corporation
Center for Creative Leadership
CenterPoint Energy, Inc.
Century Tel, Inc.
Certegy, Inc.
CGI Technologies and Solutions, Inc.
Charter Communications, Inc.
Chemtreat, Inc.
Chemtura Corporation
Chesapeake Energy Corporation
Chevron Corporation
Chicago Bridge & Iron Company
Chicago Transit Authority
Children's Healthcare Atlanta
Chiquita Brands International, Inc.
Choice Hotels International
Christian City
CHS, Inc.
The Chubb Corporation
Chumash Casino
Church of Jesus Christ of Latter-Day Saints
Ciena Corporation
CIGNA Corporation
Cincinnati Financial Corporation
CIT Group, Inc.
The Citadel
Citigroup, Inc.
Citi-North America Operations & Technology
Citizens Communications
Citrix Systems, Inc.
City and County of Denver
City of Charlotte
City of Garland
City of Houston
City of Philadelphia
City of Rochester
City of Waterloo
Clarian Health Partners
Clear Channel Communications, Inc.
Clear Channel Outdoor Holdings
Cleco Corporation
Clopay Corporation
ClubCorp, Inc.
CME Group, Inc.
CMS Energy Corporation
The CNA Corporation
CNA Financial Corporation
CNL Financial Group
Cobb County School District
Coca Cola Bottling Company Consolidated
The Coca-Cola Company
Coca-Cola Enterprises, Inc.
Cognizant Technology Solutions
Colgate-Palmolive Company
Colonial Bank
Colonial Williamsburg Foundation
Colorado Springs Utilities
Colsa Corporation
Comau, Inc.
Comcast Corporation
Comerica Incorporated
Commerce Bancorp, Inc.
CommScope, Inc.
The Community College of Baltimore County
Community Health Network
Community Health Systems
Compressor Controls Corporation
Computer Task Group
ConnectiCare, Inc.
ConocoPhillips
Conseco Services LLC
CONSOL Energy, Inc.
Consolidated Edison, Inc.
Constellation Energy Group, Inc.
Continental Airlines, Inc.
Convergys Corporation
Con-way, Inc.
Cook Communications Ministries
Cooper Industries, Ltd.
Cooper Tire & Rubber Company
CooperVision, Inc.
Copper and Brass Sales
Core Laboratories
Core-Mark Holding Company, Inc.
Corinthian Colleges
Cornell University
Corning Incorporated
Correctional Medical Services
Corrections Corporation of America
Country Insurance & Financial
The Country Vintner
Countrywide Financial Corporation
County of Spotsylvania
Coventry Health Care, Inc.
Convidien, Ltd.
Cox Enterprises, Inc.
Cox Target Media
CPS Energy
Cracker Barrel Old Country Store, Inc.
Crane Company
Crate and Barrel
Crosstex Energy, Inc.
Crown Castle International Corporation
Crown Holdings, Inc.
CSX
CTS Corporation
Culligan International Company
Cummins, Inc.
Cummins-Allison Corporation
CVS Caremark
Cytec Industries, Inc.
Dal-Tile, Inc.
Danaher Corporation
Davis Langdon
DaVita, Inc.
Dawn Food Products
Day & Zimmermann, Inc.
Dean Foods Company
The Decurion Corporation
Deere & Company
Deere & Company Canada
Dekalb Regional Healthcare Systems
Del Monte Foods Company
Delek US Holdings, Inc.
Delphi Corporation
Delta Air Lines, Inc.
Deluxe Corporation
Denso Manufacturing Michigan, Inc.
Deseret Book Company
Developers Diversified Realty
Devon Energy Corporation
DeVry University
Dick's Sporting Goods
Dickstein Shapiro LLP
Diebold Incorporated
Dillard's, Inc.
The DIRECTV Group, Inc.
Discover Financial Service
Doherty Employer Services
Dole Fresh Vegetables
Dollar General Corporation
Dominion Resources, Inc.
Donaldson Company, Inc.
Dover Corporation
The Dow Chemical Company
DPI West
DST Systems, Inc.
DTE Energy
Duke Energy Corporation
Duke Realty Corporation
Duke University & Health System
Dynamex
Dynegy, Inc.
E.I. du Pont de Nemours & Company
Eastman Chemical Company
Eastman Kodak Company
Eaton Corporation
eBay, Inc.
Echostar Communications Corporation
Ecolab, Inc.
Edison International
Education Sales Management
Edward Jones & Company
Edwards Lifesciences
EG&G – Defense Materials
EG&G Services
El Paso Corporation
Electrolux Homecare of N.A.
Electronic Data Systems Corporation
Eli Lilly & Company
Embarq Corporation
EMC Corporation
EMCOR Group, Inc.
Emerson Climate Technologies/Copeland
Emerson Electric
Enbridge Energy Partners, L.P.
Energy East Corporation

Energy Enterprise Solutions, Inc.
EnergySouth, Inc.
EnPro Industries, Inc.
ENSCO International Incorporated
Entergy Corporation
Entertainment Publications
EOG Resources, Inc.
EON US LLC
Episcopal Retirement Homes
Equifax, Inc.
Equity Bank, SSB
Equity Residential
Erie Insurance Group
ESCO Corporation
ESCO Technologies
Esterline Technologies Corporation
Etnyre International, Ltd.
Everest Re Group, Ltd.
Evraz Oregon Steel Mills
Exel, Inc.
Exelon Corporation
Exempla Health Care, Inc.
Exide Technologies
Expedia, Inc.
Express Scripts, Inc.
Extendicare Health Services
Exxon Mobil Corporation
Fabcon, Inc.
Fabri-Kal Corporation
Fairfax County Public Schools
Farm Credit Council Services
The Farmers Bank
Farmland Foods, Inc.
FCI USA, Inc.
Federal Express Corporation
Federal National Mortgage
Federal Reserve Bank of Atlanta
Federal Reserve Bank of Boston
Federal Reserve Bank of Chicago
Federal Reserve Bank of Cleveland
Federal Reserve Bank of Dallas
Federal Reserve Bank of Kansas City
Federal Reserve Bank of Minneapolis
Federal Reserve Bank of Philadelphia
Federal Reserve Bank of St. Louis
Federal-Mogul Corporation
Federated Department Stores
FedEx Kinko's
Fender Musical Instruments
Ferguson Enterprises
Fermi National Accelerator Laboratory
FerrellGas, Inc.
Ferro Corporation
Fidelity National Financial, Inc.
Fifth Third Bancorp
The Finish Line, Inc.
First American Corporation
First Citizens Bank
First Data Corporation
First Horizon National Corporation
First Interstate BancSystem
FirstEnergy Corporation
Fiserv, Inc.
Fleetwood Group
Flexible Steel Lacing Company
Flint Group – North America
Florida Power & Light Company
Flowserve Corporation
Fluor Corporation
FMC Corporation
FMC Technologies, Inc.
Foot Locker, Inc.
Ford Motor Company
Fort Worth Independent School District
Fortune Brands
Foseco Metallurgical, Inc.
Fossil, Inc.
Foster Poultry Farms
Foster Wheeler, Ltd.
Fox Chase Cancer Center
Franklin International
Frazee Industries
Freedom Communications, Inc.
The Freeman Companies
Freeport-McMoRan Copper & Gold, Inc.
Fremont Bank
Fremont Group
Friendly Ice Cream Corporation
Frontier Oil Corporation
Funeral Directors Life Insurance Company
Furniture Brands International, Inc.
G&K Services
G. Loomis, Inc.
Galamba Companies, Inc.
The Gannett Company
The Gap, Inc.
Garden Fresh Restaurant Corporation
Gas Technology Institute
Gateway, Inc.
Gaylord Entertainment
Geisinger Health System
Genentech, Inc.
General Cable Corporation
General Dynamics Corporation
General Dynamics Information Technology
General Electric Company
General Growth Properties, Inc.
General Motors Corporation
General Nutrition, Inc.
Gentiva Health Services
Genuine Parts Company
Genworth Financial, Inc.
Genzyme Corporation
Georg Fisher Signet LLC
Georgia Gulf Corporation
Georgia Institute of Technology
Georgia System Operations Corporation
Gerdau Ameristeel
Gibraltar Steel Corporation
Gilead Sciences, Inc.
GITI
Glatfelter Company
Global Industries Offshore LLC
Gold Eagle Company
Goldman Sachs Group, Inc.
Goodrich Corporation
The Goodyear Tire & Rubber Company
Google Inc.
Government Employees Health Association, Inc.
Graco, Inc.
Grande Cheese Company
Grange Mutual Insurance Companies
Granite Construction, Inc.
Graphic Packaging Holding Company
Great American Insurance / Great American Financial
Great Clips, Inc.
Great Plains Energy Incorporated
Group 1 Automotive, Inc.
Growmark, Inc.
Grubb & Ellis Company
GuideStone Financial Resources
Guitar Center, Inc.
Gulfstream Aerospace Corporation
Habitat for Humanity International
Halliburton Company
Hamot Medical Center
Hannaford Bros. Company
Hapag-Lloyd (America), Inc.
Harley Davidson Motor Company
Harleysville Insurance Company
Harrah's Entertainment, Inc.
Harris County Hospital District
Harris Teeter, Inc.
Harsco Corporation
Hartford Financial Services
Harvard Vanguard Medical Association
Harvey Industries
Hasbro, Inc.
Hastings Mutual Insurance Company
Haynes International, Inc.
HCC Insurance Holdings, Inc.
HCP, Inc.
HD Supply
Health Management Associates, Inc.
Health Net
Health Partners
HealthNow New York
Heat Transfer Research, Inc.
H-E-B
Helmerich & Payne, Inc.
Hendrick Medical Center
Hendrickson International
Henry Schein, Inc.
Hercules Incorporated
Herman & Kittle Properties
Herman Miller, Inc.
The Hershey Company
Hess Corporation
Hewlett-Packard Company
Hexion Specialty Chemicals
Highlights for Children, Inc.
Highmark, Inc.
Hill Phoenix
Hilti, Inc.
Hilton Hotels Corporation
Hines Interests
Hirsch Pipe & Supply Co., Inc.
Hitachi
HNI Corporation
Holden Industries, Inc.
Holly Corporation
The Home Depot, Inc.
Home State Bank
Honeywell International, Inc.
Horry Telephone Cooperative
Hospira, Inc.
Host Hotels & Resorts, Inc.
Hovnanian Enterprises, Inc.
Howard Hughes Medical Institute

HSBC – North America
Hubbell Incorporated
Hudson City Bancorp, Inc.
Hu-Friedy Manufacturing Co., Inc.
Humana, Inc.
Hunter Douglas, Inc.
Hunter Industries
Huntington Bancshares Incorporated
Huntsman Corporation
Huron Consulting Group
Hutchinson Technology, Inc.
Hyatt Hotels Corporation
Hydro Automotive Structures
Hyundai Motor America
IDEARC, Inc.
IDEX Corporation
IDEXX Laboratories, Inc.
Illinois Tool Works, Inc.
IMS Health, Inc.
Indiana State Personnel Department
Indianapolis Power & Light Company
IndyMac Bancorp, Inc.
Information Management Service
Information Resources
Ingersoll Rand Co., Ltd.
Ingram Book Group
Ingram Industries, Inc.
Ingram Micro, Inc.
INOVA Health Systems
Insight Enterprises, Inc.
In-Sink-Erator
Institute for Business and Home Safety
Insurance Auto Auctions
Integrys Energy Group, Inc.
Intel Corporation
INTELSAT
IntercontinentalExchange, Inc.
International Business Machines Corporation
International Dairy Queen, Inc.
International Flavors & Fragrances, Inc.
International Game Technology
International Paper Company
Interpublic Group of Companies, Inc.
Interstate Bakeries
Intertape Polymer Group
IREX Corporation
Iron Mountain Group, Inc.
The Irvine Company
ISS Facility Services, USA
Isuzu Motors America, Inc.
Ithaca College
Itochu International, Inc.
ITT Corporation
ITT Educational Services, Inc.
ITT Industries – AES
J B Hunt Transport Services, Inc.
J C Penney Company, Inc.
J J Keller & Associates, Inc.
The J M Smucker Company
J R Simplot Company
Jackson County Bank
Jackson Hewitt Tax Services, Inc.
The Jackson Laboratory
Jacobs Technology, Inc.
James Hardie Building Products
Janus Capital Group, Inc.
Jarden Corporation
Jefferson Science Associates
Jefferson Wells International
Jensen Precast
Jet Blue Airways
JM Family Enterprises
John Crane, Inc.
John Wiley & Sons, Inc.
Johnson & Johnson
Johnson Financial Group
Jones Apparel Group, Inc.
Jones Lange LaSalle
Jostens, Inc.
JPMorgan Chase & Company
JSJ Corporation
Judicial Council of California
Juniper Networks, Inc.
J-W Operating Company
Kansas Farm Bureau
Katun Corporation
KB Home
KBR, Inc.
Kele, Inc.
Kellogg Company
Kelly Services, Inc.
Kenexa
Kettering University
Kewaunee Scientific Corporation
KeyCorp
Keystone Automotive Industries
Keystone Foods Corporation
Keywell LLC
Kimberly Clark Corporation
Kimco Realty Corporation
Kindred Healthcare
Kinetico, Inc.
King Pharmaceuticals, Inc.
Kings Super Markets, Inc.
Kingston Technology
Kohl's Corporation
Kraft Foods, Inc.
The Kroger Company
Kruger International
Kum & Go LC
Kyocera America, Inc.
L L Bean, Inc.
L-3 Communications Holdings, Inc.
Lab Volt Systems
Laboratory Corporation of America Holdings
Lance, Inc.
LandAmerica Financial Group, Inc.
Landstar System, Inc.
Lansing Board of Water & Light
Lantech.com
Lear Corporation
Legal & General America
Leggett & Platt, Inc.
Lehman Brothers Holdings, Inc.
Lennox International, Inc.
Leo Burnett Company, Inc.
Leucadia National Corporation
Lexmark International, Inc.
LG Electronics USA, Inc.
LGE MobileComm USA
Liberty Diversified Industries
Liberty Media Corporation
Lieberman Research Worldwide
LifeMasters Supported SelfCare, Inc.
LifePoint Hospitals, Inc.
Limbach Facility Services LLC
Limited Brands
Lincoln National Corporation
Linens & Things
Lithia Motors, Inc.
Little Lady Foods
Live Nation, Inc.
Liz Claiborne, Inc.
Lockheed Martin Corporation
Loews Corporation
The Longaberger Company
Longs Drug Stores Corporation
Los Angeles Unified School District
Louisiana-Pacific Corporation
Lowe's Companies, Inc.
Lower Colorado River Authority
Lozier Corporation
LRAA
LSI Corporation
Lubrizol Corporation
Luther Midelfort-Mayo Health System
Lutron Electronics
Luxottica Retail
Lyondell Chemical Company
M&T Bank Corporation
Macy's, Inc.
Magellan Health Services
Malco Products, Inc.
Manitowoc Company, Inc.
MANN+HUMMEL USA, Inc.
Mannington Mills, Inc.
Manpower International, Inc.
ManTech International
Marathon Oil Corporation
Maricopa County Office of Management & Budget
Maricopa Integrated Health System
Maritz, Inc.
The Mark Travel Corporation
Markel Corporation
Marriott International, Inc.
Mars North America
Marsh & McLennan Companies, Inc.
Marshfield Clinic
MARTA
Martin Marietta Materials, Inc.
Martin's Point Health Care
Mark Kay, Inc.
Maryland Department of Transportation
Masco Corporation
Massey Energy Company
Mattel, Inc.
Mayo Clinic
MBIA, Inc.
McDermott Incorporated
McDonald's Corporation
MCG Health, Inc.
The McGraw-Hill Companies, Inc.
McKesson Medical-Surgical
MDU Resources Group, Inc.
MeadWestvaco Corporation
Mecklenburg County
MedAire, Inc.
Medco Health Solutions, Inc.

Media General, Inc.
Medical Mutual of Ohio
Meijer, Inc.
MEMC Electronic Materials
Mercer University
Merck & Co., Inc.
Mercury General Corporation
Mercury Insurance Group
Merit Medical Systems
Meritage Homes Corporation
MeritCare Health System
Merrill Corporation
Metaldyne
Metavante
Methodist Hospital System
MetroPCS Communications, Inc.
Metropolitan Life Insurance Company
Metropolitan Transit Authority
MFS Investment Management
MGIC Investment Corporation
MGM Mirage
Miami Children's Hospital
Michael Baker Corporation
Michigan Farm Bureau – Family of Companies
Micro Dynamics
Microflex Corporation
MidAmerican Energy Company
Midwest Airlines
Midwest Research Institute
Mike Albert Leasing, Inc.
Millipore Corporation
Millward Brown – North America
Milwaukee Electric Tool Corporation
Mine Safety Appliances Company
Mirant
Mission Foods
Missouri Department of Conservation
Missouri Department of Transportation
Mitsubishi International Corporation
Mitsui & Company USA, Inc.
MMS Consultants, Inc.
Mohawk Industries
Mohegan Sun Casino
Molex, Inc.
Molina Healthcare, Inc.
Molson Coors
Moneris Solutions US
Moneygram International, Inc.
Monster Worldwide, Inc.
Moody's Corporation
Morgan Stanley
Motorola, Inc.
MPSI Systems, Inc.
MSKCC
MTA Long Island Bus
MTD Products, Inc.
MTS Systems Corporation
Mueller Industries, Inc.
Murphy Oil Corporation
Mutual of Enumclaw Insurance Company
Mutual of Omaha
Mylan, Inc.
Nabors Industries, Ltd.
Nalco Holding Company
Nash-Finch Company
National Academies
National City Corporation
National Futures Association
National Oilwell Varco
National Safety Council
National Security Technologies LLC
Nationwide Insurance Company
Nature's Sunshine Products, Inc.
Navistar International Corporation
Navy Exchange Service Command
NCCI Holdings, Inc.
NCMIC
NCR Corporation
Nebraska Public Power District
Nelnet, Inc.
New Hanover Regional Medical Center
The New York Times Company
Newell Rubbermaid, Inc.
Newmont Mining Corporation
NICOR, Inc.
The Nielsen Company
NII Holdings, Inc.
NiSource, Inc.
NJM Insurance Group
Noble Corporation
Noble Energy, Inc.
Norcal Waste Systems, Inc.
The Nordam Group
Nordson Corporation
Nordstrom
Norfolk Southern Corporation
Northeast Utilities System
Northern Trust Corporation
Northrop Grumman Corporation
Northwest Airlines, Inc.
Northwestern Mutual Life Insurance
Novell, Inc.
Novellus Systems, Inc.
NRG Energy, Inc.
NRUCFC
NSTAR
Nucor Corporation
Nutri Systems, Inc.
NVIDIA Corporation
NVR, Inc.
NYSE Euronext
O'Reilly Automotive, Inc.
Oakland County Road Commission
Occidental Petroleum Corporation
Office Depot, Inc.
OfficeMax
OGE Energy Corporation
Ohio Public Employees Retirement System
Ohio State University
Ohio State University Medical Center
Oil-Dri Corporation of America
Old Dominion Electric Cooperative
Old Republic International Corporation
Olin Corporation
OM Group, Inc.
Omnicare, Inc.
Onmicom Group, Inc.
One America Financial Partners, Inc.
One Beacon Insurance Group
ONEOK, Inc.
Opus Corporation
Orange County Government
Orange County Public Schools
Orbital Science Corporation
Oregon State Lottery
OSG Tap & Die, Inc.
Oshkosh Corporation
Owens & Minor, Inc.
Owens-Illinois, Inc.
Oxford Industries
Oxford Instruments Measurement Systems
PACCAR, Inc.
Packaging Corporation of America
Pactive Corporation
Pall Corporation
Panasonic Automotive Systems Company of America
Panduit Corporation
Pantry, Inc.
Papa John's International
PASCO Scientific
Paychex
Payless Shoesource, Inc.
Peabody Energy Corporation
Pearson Education
Pegasus Solutions, Inc.
Penn State Hershey Medical Center
Penske Automotive Group, Inc.
Pentair, Inc.
Pentax USA, Inc.
Pepco Holdings
Pepsi Bottling Group, Inc.
PepsiAmericas, Inc.
PepsiCo, Inc.
Performance Food Group
Perini Corporation
Perkinelmer, Inc.
Perot Systems Corporation
Perrigo Company
Peter Kiewit Sons', Inc.
PetSmart, Inc.
Pfizer, Inc.
PG&E Corporation
PGT Industries
Pharmavite LLC
PHH Arval
PHI, Inc.
Phillips Plastics Corporation
Phoenix Companies, Inc.
Piantedosi Baking Company
Pilot Corporation America
Pinnacle West Capital Corporation
Pitney Bowes
Plexus Corporation
Plum Creek Timber Co., Inc.
PM Company
PNC Financial Services Group
PNM Resources, Inc.
Polaris Industries, Inc.
PolyOne Corporation
Popular, Inc.
The Port Authority of NY & NJ
Port of Portland
PPG Industries, Inc.
PPL Corporation
Pratt Corporation
Praxair, Inc.
Preformed Line Products Company
Premier, Inc.
Prestolite Wire Corporation

Pride International, Inc.
Prime Therapeutics
Prince William Health System
Principal Financial Group
Priority Health
The Professional Golfers' Association of America
Progress Energy, Inc.
The Progressive Corporation
Project Management Institute
ProLogis
Providence Health Center
Prudential Financial, Inc.
PSS World Medical
Public Service Enterprise Group, Inc.
Public Storage
Public Utility District #1 of Chelan County
Publix Super Markets, Inc.
Puget Energy, Inc.
Pulte Homes, Inc.
QBE Regional Insurance
QTI Human Resources
QUALCOMM, Inc.
Qualex, Inc.
Quality Ingredients Corporation
Quanta Services, Inc.
Quest Diagnostics Incorporated
Questar Corporation
Qwest Communications International, Inc.
R L I Insurance Company
R L Polk & Company
Rackspace
Radio Shack Corporation
Range Resources Corporation
Raytheon Company
RCN
REA Magnet Wire Company, Inc.
Recon Optical, Inc.
Recycled Paper Greetings, Inc.
Red Wing Shoe Company
Redcats USA
Regal Entertainment Group
The Regence Group
Regency Centers Corporation
Regions Financial Corporation
Reinsurance Group of America
Reliance Steel & Aluminum Company
Reliant Energy
Renaissance Learning, Inc.
Rent-A-Center, Inc.
Republic Services, Inc.
Resurgent Capital Services
Rewards Network
Rexel, Inc.
Reynolds American, Inc.
Rice University
RiceTec, Inc.
Rich Products Corporation
Richco
Ricoh Electronics, Inc.
Rimage Corporation
Rite – Hite Corporation
Robert Bosch Corporation
Robert Bosch Tool Corporation
Robert Half International, Inc.
Roche Diagnostics
Rockwood Holdings, Inc.
Rohm and Haas Company
Rollins, Inc.
Roper Industries
Ross Stores, Inc.
Rotary International
Rowan Companies, Inc.
Royal Bank of Canada
Royal Caribbean Cruise Line
RR Donnelley & Sons Company
RSM McGladrey
Rush Enterprises, Inc.
Rutgers University
Ryder System, Inc.
Ryland Group, Inc.
S&C Electric Company
SAC Federal Credit Union
Safilo USA
SAGE Publications
Sakura Finetek USA, Inc.
Sally Beauty Company
Salt River Project
Samuel Roberts Noble Foundation
San Antonio Water System
San Manuel Band of Mission Indians
Sanofi Pasteur
Sargent Fletcher, Inc.
Sauer-Danfoss, Inc.
SCANA Corporation
ScenPro, Inc.
SCF of Arizona
Schaumburg Township District Library
Schlumberger, Ltd.
Schneider Electric
Schneider National, Inc.
Schwan Food Company
Seaboard Corporation
Sealed Air Corporation
Sealy, Inc.
Sears Holdings Corporation
Seco Tools, Inc.
Securitas Security Services USA
Self Regional Healthcare
SEMCO Energy
Sensient Technologies Corporation
Sentara Healthcare
Sentry Group
Sentry Insurance
The ServiceMaster Company
Seventh Generation
Shands HealthCare
Sharp Electronics Corporation
Simmons Bedding Company
Simon Property Group, Inc.
Simpson Housing LLLP
Sitel
SJE-Rhombus
Skyline Displays, Inc.
SkyWest, Inc.
Smead Manufacturing Corporation
SMSC Gaming Enterprise
Smurfit-Stone Container Corporation
The Solae Company
Solo Cup Company
Solvere
South Jersey Gas Company
Southco, Inc.
Southeast Corporate Federal Credit Union
Southeastern Freight Lines
Southern Copper Corporation
Southern Poverty Law Center
Southwest Airlines Company
Southwest Gas Corporation
Space Dynamics Laboratory
Space Telescope Science Institute
Sparrow Health System
Spectrum Health
Spheris
Spirit AeroSystems Holdings
Springs Global US, Inc.
Springs Window Fashions Division
St. Joseph Health System
St. Louis County Government
St. Mary's at Amsterdam
Stampin' Up!
Standard Pacific Homes
Staples, Inc.
Starwood Hotels & Resorts Worldwide
State Corporation Commission
State Employee Credit Union
State of Ohio – Human Resources Department
State of Oregon
State Personnel Administration
Stephan Company
Sterilite Corporation
STERIS
Sterling Bank
Stewart & Stevenson
Strategic Resources, Inc.
Strattec Security Corporation
Stream
Stryker Corporation
Subaru of Indiana Automotive, Inc.
Sulzer Pumps US, Inc.
Sundt Companies
Superior Industries International, Inc.
SuperValue
SureWest Communications Company
Syar Industries, Inc.
Sybron Dental Specialties
Sykes Enterprises
SYNNEX Corporation
Synovate
Synthes
Syracuse Research Corporation
T. Rowe Price Group, Inc.
Tastefully Simple
TD Banknorth
Tech Data Corporation
Tecolote Research, Inc.
TelAlaska, Inc.
Tele-Consultants, Inc.
Teleflex
Tenet Healthcare Corporation
Tesoro Corporation
Texas County & District Retirement System
Texas Industries, Inc.
Texas Mutual Insurance Company
Thrifty White Stores
Time Warner, Inc.
TIMET
Title Resource Group
TJX Companies, Inc.
The Topps Company, Inc.

The Toro Company
Trane
Transocean Offshore, Inc.
Travel Guard - AIG
Travis County
Treasure Island Resort & Casino
Tribune Company
Tri-Met
Trinity Health
Triwest Healthcare Alliance
TRMI, Inc.
Tupperware Corporation
Turner Broadcasting System, Inc.
Tyco Electronics
UAL Corporation
Ulticom, Inc.
UMDNJ-University of Medicine & Dentistry
Underwriters Laboratories, Inc.
Unified Grocers
Union Pacific Corporation
Union Tank Car Company
UnionBanCal Corporation
Unisys Corporation
United Rentals
United States Steel Corporation
United Stationers, Inc.
United Technologies Corporation
UnitedHealth Group, Inc.
Unitrin, Inc.
Univar USA, Inc.
Universal Forest Products, Inc.
Universal Instruments Corporation
Universal Orlando
University Health System Consortium
University of Akron
University of Alabama at Birmingham
University of Alaska
University of California at Berkeley
University of Chicago
University of Georgia
University of Houston
University of Kansas Hospital
University of Louisville
University of Michigan
University of Minnesota
University of Missouri
University of Nebraska
University of Pennsylvania
University of Rochester
University of St. Thomas
University of Texas at Austin
University of Texas M D Anderson Cancer Center
University of Texas Southwestern Medical Center
University of Virginia
University of Wisconsin Hospital & Clinics
University of Wisconsin Medical Foundation
University Physicians, Inc.
Unum Group
UPS
URS Corporation
US Airways Group, Inc.
US Bancorp
US Cellular Corporation
USAA
USG Corporation
UST, Inc.
Utah Retirement Systems
Utah Transit Authority
Utica National Insurance
V S E Corporation
Vail Resorts, Inc.
Valero Energy Corporation
The Valspar Corporation
Van Andel Institute
Vangent, Inc.
Vectren Corporation
Velcro Group Corporation
Venetian Resort-Hotel-Casino
Ventura Foods, LLC
Venturedyne, Ltd.
Verisign, Inc.
Verizon Communications, Inc.
Vernay Laboratories, Inc.
Vesuvius USA
VF Corporation
Viacom, Inc.
Viant Health Payment Solutions
Viasystems Group, Inc.
Viejas Enterprise
Virgin Media, Inc.
Virginia Farm Bureau Insurance Service
Visiting Nurse Service of New York
Visteon Corporation
Vonage Holding Corporation
Vornado Realty Trust
Vulcan Materials Company
W C Bradley Company
W R Berkley Corporation
W R Grace & Company
W W Grainger, Inc.
Wachovia Corporation
Wackenhut Services, Inc.
Wake County Government
Walgreen Company
Wal-Mart Stores, Inc.
Walt Disney Company
Walter Industries, Inc.
Washington Mutual, Inc.
The Washington Post Company
Washington Savannah River Company
Washington University in St. Louis
Waste Management, Inc.
Waters Corporation
Watlow Electric
Watson Pharmaceuticals, Inc.
Wayne Memorial Hospital
Weatherford International
Weis Markets, Inc.
Wellcare Health Plans
Wellmark BlueCross BlueShield
WellPoint, Inc.
Wells Fargo & Company
Wells' Dairy, Inc.
Wendy's International
Werner Enterprises, Inc.
WESCO International, Inc.
West Virginia University Hospitals
Western Refining, Inc.
Western Textile Companies
The Western Union Company
Westfield Group
Westlake Chemical Corporation
Weston Solutions Inc
Weyerhaeuser Company
Wheaton Franciscan Healthcare
Whirlpool Corporation
White Mountains Insurance Group, Ltd.
Whole Foods Market, Inc.
Wilbur Smith Associates
The Wilder Foundation
Willamette Falls Hospital
Williams Companies
Williams-Sonoma, Inc.
WilmerHale
Windstream Communications
Winn-Dixie Stores, Inc.
Wisconsin Energy Corporation
Wisconsin Physicians Service Insurance Corporation
Wm. Wrigley Jr. Company
WMS
World Access
World Fuel Services Corporation
World Vision United States
World Wildlife Fund
Wyeth
Wyle Laboratories
Wyndham Worldwide
Xcel Energy, Inc.
Xerox Corporation
XL Capital, Ltd.
XTO Energy, Inc.
Yamaha Corporation of America
Yankee Candle Company
Yokogawa
YRC Worldwide, Inc.
YSI
Yum! Brands, Inc.
Zale Corporation
Zeon Chemicals L.P.
Zimmer, Inc.
Zions Bancorporation
Zurich North America

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Alleghany Corp
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Alliant Energy Corp
Allis Chalmers Energy Inc
Amcol International Corp
Ameren Corp
Anixter International Inc
Apache Corp
Arch Chemicals Inc
Arch Coal Inc
Argan Inc
Asbury Automotive Group Inc
ATC Technology Corp
ATP Oil & Gas Corp
Autoliv Inc
Avista Corporation
Basic Energy Services Inc

Bemis Co Inc
Berry Petroleum Co
BJ Services Co
Black Hills Corp
Cabot Corp
Cabot Oil & Gas Corp
Cal Dive International Inc
Caraustar Industries Inc
CB Richard Ellis Group Inc
CH Energy Group Inc
Chart Industries Inc
Chicago Bridge & Iron Co
Cimarex Energy Co
Citadel Broadcasting Corp
Citizens Republic Bancorp Inc
CMS Energy Corp
CNX Gas Corp
Columbus McKinnon Corp
Comfort Systems USA Inc
Commercial Vehicle Group Inc
Compass Minerals International Inc
Complete Production Services Inc
Comstock Resources Inc
Comsys IT Partners Inc
Concho Resources Inc
Consolidated Edison Inc
Core Laboratories
Crosstex Energy LP
Crown Castle International Corp
Delta Petroleum Corp
Deluxe Corp
Denburgy Resources Inc
Diamond Offshore Drilling Inc
Donaldson Co Inc
DPL Inc
Duke Energy Corp
Dycom Industries Inc
Edge Petroleum Corp
EMCOR Group Inc
Encore Acquisition Co
EnPro Industries Inc
Ensco International Inc
EOG Resources Inc
EQT Corp
Exco Resources Inc
Exelon Corp
F5 Networks Inc
Fluor Corp
Forest Oil Corp
Foster Wheeler AG
Freightcar America Inc
Fuller H B Co
Furniture Brands Internationals Inc
GATX Corp
Genessee & Wyoming Inc
Glatfelter P H Co
Global Industries Ltd
Goodrich Petroleum Corp
Granite Construction Inc
Great Lakes Dredge & Dock Corp
Green Mountain Coffee Roasters Inc
Grey Wolf Inc
Group 1 Automotive Inc
Harris Corp

Haynes International Inc
Healthways Inc
Hecla Mining Co
Helix Energy Solutions Group Inc
Helmerich & Payne Inc
Hercules Inc
Hercules Offshore Inc
Hillenbrand Inc
Horizon Offshore Inc
Houston Exploration Co
Hovnanian Enterprises Inc
Imation Corp
Integrys Energy Group Inc
Jarden Corp
Kaydon Corp
KB Home
KBR Inc
Kelly Services Inc
Key Energy Services Inc
KLA Tencor Corp
Kraton Polymers LLC
Layne Christensen Co
Leap Wireless International Inc
Lexmark International Inc
Libbey Inc
Linn Energy LLC
Mariner Energy Inc
MarkWest Energy Partners LP
MarkWest Hydrocarbon Inc
Martin Marietta Materials Inc
Matrix Service Co
McMoRan Exploration Co
Meadow Valley Corp
Nabors Industries Ltd
National Fuel Gas Co
NETGEAR Inc
New York Community Bancorp Inc
Newfield Exploration Co
Nexen Inc
NiSource Inc
Noble Corp
Noble Energy Inc
Northeast Utilities
NorthWestern Corp
Northwestern Natural Gas Company
NSTAR
NV Energy Inc
Oceaneering International Inc
OGE Energy Corp
Olin Corp
ONEOK Inc
Parallel Petroleum Corp
Parker Drilling Co
Patterson UTI Energy Inc
Paychex Inc
Penn Virginia Corp
Penn West Energy Trust
Pepco Holdings Inc
Petrohawk Energy Corporation
PG&E Corp
Pioneer Drilling Co
Pioneer Natural Resources Co
Plains Exploration & Production Co
Polaris Industries Inc

Pride International Inc
Primus Telecommunications Group Inc
Progress Software Corp
Public Service Enterprise Group Inc
Quanta Services Inc
Quest Resource Corp
Questar Corporation
Rackspace Hosting Inc
Range Resources Corp
Readers Digest Association Inc
RealNetworks Inc
Regal Beloit Corp
Regency Energy Partners LP
Rex Energy Corp
Robbins & Myers Inc
Rowan Companies Inc
Rural Cellular Corp
Sanderson Farms Inc
Sandridge Energy Inc
SCANA Corporation
Seitel Inc
Sempra Energy
South Financial Group Inc
Southwest Gas Corporation
Southwestern Energy Co
SRA International Inc
St Mary Land & Exploration Company
Standex International Corp
Stanley Works
Stanley Inc
Sterling Constructions Co Inc
Strategic Hotels & Resorts Inc
Suburban Propane Partners LP
Superior Energy Services Inc
Superior Well Services Inc
Swift Energy Company
SXC Health Solutions Inc
Teck Cominco Ltd
Texas Industries Inc
Thomas & Betts Corp
Toro Co
Transmeridian Exploration Inc
Trimble Navigation Ltd
TW Telecom Inc
US Concrete Inc
UGI Corp
Unit Corp
Unitil Corp
USEC Inc
USG Corp
Valmont Industries Inc
Vectren Corp
Venoco Inc
Vulcan Materials Co
W&T Offshore Inc
Wellman Inc
Westar Energy Inc
Whiting Petroleum Corp
Willbros Group Inc
Wisconsin Energy Corp
Xcel Energy Inc
XTO Energy Inc

(This page has been left blank intentionally.)

# Stockholder Information

### Corporate Headquarters

MDU Resources Group, Inc.
Street Address: 1200 W. Century Ave.
Bismarck, ND 58503

Mailing Address: P.O. Box 5650
Bismarck, ND 58506-5650

Telephone: (701) 530-1000
Toll-Free Telephone: (866) 760-4852
www.mdu.com

The company has filed as exhibits to its Annual Report on Form 10-K the CEO and CFO certifications as required by Section 302 of the Sarbanes-Oxley Act.

The company also submitted the required annual CEO certification to the New York Stock Exchange.

### Common Stock

MDU Resources' common stock is listed on the NYSE under the symbol MDU. The stock began trading on the NYSE in 1948 and is included in the Standard & Poor's MidCap 400 index. Average daily trading volume in 2010 was 764,645 shares.

### Common Stock Prices

| | High | Low | Close |
|---|---|---|---|
| **2010** | | | |
| First Quarter | $24.15 | $19.54 | $21.58 |
| Second Quarter | 22.90 | 17.11 | 18.03 |
| Third Quarter | 20.48 | 17.61 | 19.95 |
| Fourth Quarter | 21.27 | 19.52 | 20.27 |
| **2009** | | | |
| First Quarter | $22.89 | $12.79 | $16.14 |
| Second Quarter | 19.76 | 15.70 | 18.97 |
| Third Quarter | 21.16 | 17.44 | 20.85 |
| Fourth Quarter | 24.22 | 19.96 | 23.60 |

### Dividend Reinvestment and Direct Stock Purchase Plan

The company's plan provides interested investors the opportunity to purchase shares of the company's common stock and to reinvest dividends without incurring brokerage commissions. For complete details, including an enrollment form, contact the stock transfer agent. Plan information also is available on the Wells Fargo Shareowner Services website: www.wellsfargo.com/shareownerservices.

### 2011 Key Dividend Dates

| | Ex-Dividend Date | Record Date | Payment Date |
|---|---|---|---|
| First Quarter | March 8 | March 10 | April 1 |
| Second Quarter | June 7 | June 9 | July 1 |
| Third Quarter | September 6 | September 8 | October 1 |
| Fourth Quarter | December 6 | December 8 | January 1, 2012 |

*Key dividend dates are subject to the discretion of the Board of Directors.*

### Annual Meeting

Tuesday, April 26, 2011
11 a.m. CDT
Montana-Dakota Utilities Co. Service Center
909 Airport Road
Bismarck, North Dakota

### Shareholder Information and Inquiries

Registered shareholders have electronic access to their accounts by visiting www.shareowneronline.com. Shareowner Online allows shareholders to view their account balance, dividend information, reinvestment details and more. The stock transfer agent maintains stockholder account information.

Communications regarding stock transfer requirements, lost certificates, dividends or change of address should be directed to the stock transfer agent.

Company information, including financial reports, is available at www.mdu.com.

### Shareholder Contact

Arlene Stillwell
Telephone: (866) 866-8919
E-mail: investor@mduresources.com

### Analyst Contact

Phyllis A. Rittenbach
Director of Investor Relations
Telephone: (701) 530-1057
E-mail: phyllis.rittenbach@mduresources.com

### Transfer Agent and Registrar for all Classes of Stock and Dividend Reinvestment Plan

Wells Fargo Bank, N.A.
Stock Transfer Department
P.O. Box 64856
St. Paul, MN 55164-0856
Telephone: (651) 450-4064
Toll-Free Telephone: (877) 536-3553
www.wellsfargo.com/shareownerservices

### Transfer Agent and Registrar for Senior Notes

The Bank of New York Mellon
Corporate Trust Department
101 Barclay St. – 12W
New York, NY 10286

### Independent Auditors

Deloitte & Touche LLP
50 S. Sixth St., Suite 2800
Minneapolis, MN 55402-1538

Note: This information is not given in connection with any sale or offer for sale or offer to buy any security.


FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C015410

The paper used in this annual report is certified by the Forest Stewardship Council and contains a minimum of 10 percent post-consumer recycled paper fibers.

Design: MDU Resources Printing: AFPI

# MDU Resources Group, Inc.


**STREET ADDRESS**

1200 W. Century Ave.
Bismarck, ND 58503

**MAILING ADDRESS**

P.O. Box 5650
Bismarck, ND 58506-5650

(701) 530-1000
(866) 760-4852


Trading Symbol: MDU
www.mdu.com

MD012011AR